Exhibit 99.1

www.DRAglobal.com

Asanko Gold Mine – Phase 2

Pre-feasibility study

National Instrument 43-101 Technical Report

Prepared by DRA Projects (Pty) Limited on behalf of

asanko gold INC.

Effective Date: 29 June 2015

Qualified Person: C. Muller B.Sc (Geology), B.Sc Hons (Geology), Pr. Sci. Nat.

Qualified Person: T. Obiri-Yeboah, B.Sc Eng (Mining) Pr Eng

Qualified Person: G. Bezuidenhout National Diploma (Extractive Metallurgy), FSIAMM

Qualified Person: D. Morgan M.Sc Eng (Civil), CP Eng

Qualified Person: D. Heher B.Sc Eng (Mechanical), Pr Eng

Qualified Person: J. Stanbury, B Sc Eng (Industrial), Pr Eng

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

IMPORTANT NOTICE

This notice is an integral component of the AGM 2015 Phase 2 Pre-feasibility Study (“AGM 2015 PFS”) technical report and should be read in its entirety and must accompany every copy made of the AGM 2015 PFS. The AGM 2015 PFS has been prepared using the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43 101”).

The AGM 2015 PFS has been prepared for Asanko Gold Inc. (“AKG”) by the Consultants represented in this document as the Report contributors. The AGM 2015 PFS is based on information and data supplied to the Report Contributors by AKG and other parties. The quality of information, conclusions, and estimates contained herein are consistent with the level of effort involved in the services of the Report Contributors, based on:

(i)	Information available at the time of preparation.

(ii)	Data supplied by outside sources, and

(iii)	The assumptions, conditions, and qualifications set forth in this report.

Each portion of the report is intended for use by AKG subject to the terms and conditions of its contract with the Report Contributors. Except for the purposes legislated under Canadian provincial and territorial securities law, any other uses of the report, by any third party, is at that party’s sole risk. Recognising that AKG has legal and regulatory obligations, the Report Contributors have consented to the filing of the AGM 2015 PFS with Canadian Securities Administrators and its System for Electronic Document Analysis and Retrieval (“SEDAR”).

The results of the AGM 2015 PFS represent forward-looking information. The forward looking information includes metal price assumptions, cash flow forecasts, projected capital and operating costs, metal recoveries, mine life and production rates, and other assumptions used in the AGM 2015 PFS. Readers are cautioned that actual results may vary from those presented. The factors and assumptions used to develop the forward-looking information, and the risks that could cause the actual results to differ materially are presented in the body of this report under each relevant section.

The conclusions and estimates stated in the AGM 2015 PFS are to the accuracy stated in the AGM 2015 PFS only and rely on assumptions stated in the AGM 2015 PFS. The results of further work may indicate that the conclusions, estimates, and assumptions in the AGM 2015 PFS need to be revised, or reviewed.

The Report Contributors have used their experience and industry expertise to produce the estimates and approximations in the AGM 2015 PFS. Where the Report Contributors have made those estimates and approximations, they are subject to qualifications and assumptions and it should also be noted that all estimates and approximations contained in the AGM 2015 PFS will be prone to fluctuations with time and changing industry circumstances.

The AGM 2015 PFS should be construed in light of the methods, procedures, and techniques used to prepare the AGM 2015 PFS. Sections or parts of the AGM 2015 PFS should not be read in isolation of, or removed from their original context.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Date and Signature Page

This report titled “Asanko Gold Mine Phase 2 Preliminary Feasibilty Study, National Instrument 43-101 Technical Report” with an effective date of 29 June 2015 was prepared on behalf of Asanko Gold Inc. by Charles Muller, Thomas Obiri-Yeboah, Glenn Bezuidenhout, Dave Morgan, Douglas Heher, John Stanbury and signed:

Date at Gauteng, South Africa on this 29th day of June 2015

(signed) “Charles Muller”

C. Muller, B.Sc Hons (Geology), Pr. Sci. Nat. SACNASP

Date at Gauteng, South Africa on this 29th day of June 2015

(signed) “Thomas Obiri-Yeboah”

T. Obiri-Yeboah, B.Sc Eng (Mining) PrEng

Date at Gauteng, South Africa on this 29th day of June 2015

(signed) “Glenn Bezuidenhout”

G. Bezuidenhout, National Diploma (Extractive Metallurgy), FSIAMM

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Date at Gauteng, South Africa on this 29th day of June 2015

(signed) “David Morgan”

D. Morgan, B Sc Eng, CPEng

Date at Gauteng, South Africa on this 29th day of June 2015

(signed) “Douglas Heher”

D. Heher, B.Sc Eng (Mechanical), PrEng

J S Stanbury. Pr Eng

Date at Gauteng, South Africa on this 29th day of June 2015

(signed) “John Stanbury”

J. Stanbury, B Sc Eng, Pr Eng

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

TABLE OF CONTENTS

PART	TITLE

1	SUMMARY	24

1.1	Introduction	24

1.2	Project Description and Location	24

1.3	Accessibility, Climate, Infrastructure and Physiography	27

1.4	History	29

1.5	Geological Setting	31

1.6	Exploration	32

1.7	Mineralisation	32

1.8	Drilling	33

1.9	Sampling and Analysis	34

1.10	Security of Samples	37

1.11	Mineral Resources and Reserve Estimates	37

1.12	Mining Operations	41

1.13	Metallurgical Test Work Overview	47

1.14	Recovery Methods	49

1.15	Operating Costs	52

1.16	Capital Costs	53

1.17	Economic Analysis	54

1.18	Gold Off-take and Sale Agreement	56

1.19	Project Development	56

2	TERMS OF REFERENCE	58

2.1	Terms of Reference	58

2.2	Information Sources	58

2.3	Competent Persons	58

2.4	Frequently Used Acronyms, Abbreviations, Definitions, and Units of Measure	60

3	RELIANCE ON OTHER EXPERTS	62

4	PROPERTY DESCRIPTION AND LOCATION	63

4.1	Project Location	64

4.2	Status of Surface and Mineral Title	66

4.3	Financial Agreements	69

4.4	Environmental Liabilities	69

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

4.5	Permitting Status	70

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	71

5.1	Topography, Vegetation and Climate	71

5.2	Access	72

5.3	Existing Infrastructure and Services	73

5.4	Sufficiency of Surface Rights	73

6	HISTORY	74

6.1	Introduction	74

6.2	Project Area	74

6.3	Asanko Gold Mine – Phase 1 - Historical Mineral Resource and Reserve Estimates	78

6.4	Historical Resource and Reserve Estimates for Esaase	84

6.5	Historical Production	88

7	GEOLOGICAL SETTING AND MINERALISATION	90

7.1	Regional, Local and Property Geology	90

7.2	Asanko Gold Mine Geology	93

7.3	Property Geology	95

7.4	Nkran Pit Geology	98

7.5	Structural Interpretation	99

7.6	Mineralisation	113

8	DEPOSIT TYPES	122

8.1	Geological Characteristics of Structurally Hosted Gold Deposits in Southwest Ghana	123

9	EXPLORATION BY PREVIOUS OPERATORS	124

9.1	Obotan Minerals	124

9.2	AGF/ KIR	124

9.3	Resolute	126

9.4	Leo Shield	127

9.5	Midlands Minerals Corporation Ltd	128

9.6	Work Conducted By PMI	129

9.7	Work Carried Out by Asanko at Esaase	130

10	DRILLING	136

10.1	Introduction	136

10.2	Nkran	136

10.3	Adubiaso	137

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

10.4	Abore	129

10.5	Dynamite Hill	141

10.6	Asuadai	143

10.7	Esaase	145

10.8	Diamond Drilling Procedures	147

10.9	RC and Core Sampling Procedures	153

10.10	Diamond Core Sampling and Logging	154

10.11	Factors Influencing the Accuracy of Results	156

11	SAMPLE PREPARATION, ANALYSIS AND SECURITY	157

11.1	Sample Handling Prior to Dispatch	157

11.2	Sample Preparation and Analysis Procedures	158

11.3	Quality Assurance and Quality Control	159

11.4	Adequacy of Procedures	174

12	DATA VERIFICATION	175

12.1	SRK Site Visit	175

12.2	Database Validation	176

12.3	Limitations of Data Verification	176

12.4	Adequacy of Data	176

13	MINERAL PROCESSING AND METALLURGICAL TESTING	177

13.1	Previous Metallurgical Test work and Historical Operating Data on AGM Phase 1 Deposits	177

13.2	Previous Metallurgical Test work on Esaase Deposit (Phase I to VI)	185

13.3	Current Metallurgical Test Work Program for AGM Phase 2	193

13.4	Assessment of Recovery	212

14	MINERAL RESOURCE ESTIMATES	242

14.1	Assumptions, Parameters and Methods used for Mineral Resource Estimates	243

14.2	Compositing	288

14.3	Density	294

14.4	Statistical Analysis	295

14.5	Outlier Analysis	299

14.6	Variography Parameters	309

14.7	Estimation Methodology	318

14.8	Resource Reporting	341

14.9	Disclosure Requirements for Mineral Resources Classification	350

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

15	MINERAL RESERVE ESTIMATE	361

15.1	AGM Phase 1 Mineral Reserves	361

15.2	AGM Phase 2 Mineral Reserves	362

15.3	DRA Comments	363

16	MINING METHODS	365

16.1	Introduction	365

16.2	Obotan Project (Phase 1) Mine Design	365

16.3	Mine Design	375

16.4	Esaase Mine Design	393

17	RECOVERY METHODS	428

17.1	AGM Phase 1	428

17.2	AGM Phase 2	442

18	PROJECT INFRASTRUCTURE	457

18.1	Existing Infrastructure and Services	457

18.2	Roads and Obotan Site Access	457

18.3	Esaase Roads and Site Access	458

18.4	AGM Power Supply	460

18.5	Phase 1 Water Supply	462

18.6	Phase 2 Site Raw / Process Water Balance	462

18.7	Sewage Handing	462

18.8	Tailings Storage Facility	463

18.9	Esaase Site Buildings	471

18.10	Accommodation	473

18.11	Phase 2 Buildings and Facilities	476

18.12	Phase 1 Contractor’s Camp	476

18.13	Phase 1 Contractor’s Camp Services	477

18.14	Phase 2 Accommodation	479

18.15	Mobile Equipment	479

18.16	Communications	480

18.17	Security	480

18.18	Phase 2 Access Control & Security	482

18.19	Integration of Esaase and Obotan by Conveying	482

18.20	Basis of Selection	503

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

19	MARKET STUDIES AND CONTRACTS	512

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	513

20.1	Introduction	513

20.2	Ghanaian Legislation and Guidelines	513

20.3	Project Permitting Process	516

20.4	Phase 1 Baseline Studies	521

20.5	Phase 2 Baseline Studies	541

20.6	General Impacts and Mitigation	541

20.7	Monitoring	549

20.8	Rehabilitation and Closure	549

21	CAPITAL AND OPERATING COSTS	552

21.1	Introduction	552

21.2	Capital Cost Estimate	552

21.3	Plant Operating Cost Estimate	558

21.4	Mining Operating Cost Estimate	563

21.5	AGM General and Administration	564

21.6	Operating Cost Summary	564

22	ECONOMIC ANALYSIS	566

22.1	Cash Flow Model	568

22.2	Statement of Principal Assumptions

23	ADJACENT PROPERTIES	572

24	OTHER RELEVANT DATA AND INFORMATION	574

25	INTERPRETATIONS AND CONCLUSIONS	575

25.1	General	575

25.2	Risks	575

25.3	Resource Estimates and Exploration	576

25.4	Mining	580

25.5	Processing	580

25.6	Infrastructure

25.7	Economic Outcomes	581

26	RECOMMENDATIONS	582

26.1	Geology	582

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

26.2	Mining	583

26.3	Processing	583

26.4	Geotechnical	583

26.5	Water Supply	584

27	REFERENCES	585

27.1	Legal and Title	585

27.2	Geology	585

27.3	Geotechnical	586

27.4	Processing	587

27.5	Infrastructure	588

28	CERTIFICATES OF QUALIFIED PERSONS	589

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

LIST OF TABLES

Table 1-1: The Asanko Gold Mine Mining Licences	27

Table 1-2: Asanko Gold Mine Mineral Resources as at April 2014	39

Table 1-3: Summary of Asanko Gold Mine –Ore Reserve Statement	40

Table 1-4: Process Plant Production Schedules	45

Table 1-5: Predicted Asanko Phase 1 and Phase 2 Gold Recovery	49

Table 1-6: Cash Operating Costs	53

Table 1-7: Capital Costs	54

Table 1-8: Summary of Financial Outcomes	55

Table 1-9: Summary of Key Project Financials after Tax and Royalties on a 100% Basis	55

Table 1-10: Gold Price Sensitivity	55

Table 2-1: Participants	59

Table 2-2: Acronyms and Abbreviations	60

Table 4-1: Asanko Gold Mine Mining Lease and Concession Areas	67

Table 4-2: Tenement details for the 4 Mining Leases making up the Asanko Gold Mine	69

Table 6-1: Obotan Mineral Resource Estimation History	78

Table 6-2: Kiwi / Associated Gold Fields 1995 – Nkran Historical Gold Resource Estimates	79

Table 6-3: Resolute 1996 - Obotan Concessions Historical Mineral Resource and Reserve Estimates	79

Table 6-4: Resolute 1998 - Obotan Concessions Historical Mineral Resource and Reserve Estimates	80

Table 6-5: Resolute 1999 - Obotan Concessions Historical Mineral Resource and Reserve Estimates	80

Table 6-6: Obotan Historical Processed Ore by Date	81

Table 6-7: Leo Shield 1998 - Abore Historical Mineral Resource Estimate	82

Table 6-8: Historical Mineral Resource Estimates for Obotan 2011 (H&S)	82

Table 6-9: SRK October 2011 Mineral Resource Estimate	83

Table 6-10: SRK March 2012 Mineral Resource Estimate	83

Table 6-11: GRES September 2012 Mineral Reserves	84

Table 6-12: Mineral Resources for the Esaase Gold Project dated December 2007 (Coffey Mining)	85

Table 6-13: Mineral Resources for the Esaase Gold Project dated April 2009 (Coffey Mining)	85

Table 6-14: Mineral Resources for the Esaase Gold Project dated November 2011 (Coffey Mining)	86

Table 6-15: Historical Mineral Reserves Estimate for the Esaase Gold Project 2011 (Coffey Mining)	87

Table 6-16: Historical Mineral Reserves Estimate for the Esaase Gold Project 2013 (DRA)	88

Table 6-17: Obotan Historical Processed Ore by Date	88

Table 10-1: Nkran – Summary of Historical and Recent Drilling Dataset	136

Table 10-2: Adubiaso – Summary of the Historical and more Recent Drilling Dataset	138

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 10-3: Abore – Summary of Historical and Recent Drilling Dataset	140

Table 10-4: Asuadai – Summary of Historical and Recent Drilling Dataset	142

Table 10-5: Asuadai – Summary of historical and recent drilling dataset	144

Table 10-6: Drilling Summary Statistics for Esaase	146

Table 11-1: Summary Validated Samples Obotan	160

Table 13-1: Summary of Previous Metallurgical Test work on AGM Phase 1 (Obotan) Deposits	179

Table 13-2: Summary of Previous Metallurgical Test Work on Esaase Deposit (Phase I to Phase VI)	187

Table 13-3: Composition of the Esaase Ore, AGM Phase 2 Integration Test Work Composite Samples	195

Table 13-4: Composition of the Nkran Ore, AGM Phase 2 Integration Test Work Composite Samples	197

Table 13-5: AGM Phase 2 Integration Test Work Master Composites Head Grades	199

Table 13-6: Flotation Test Work Results for Blends of Obotan Nkran Fresh and Esaase Oxide, Transitional & Fresh Ore at a Grind of 106 µm and 75 µm	202

Table 13-7: Bulk Flotation Test to Generate Concentrate for CIL Testing	206

Table 13-8: Flotation Concentrate CILTest Work Results	208

Table 13-9: CIL Test Results for Blends of Obotan Nkran Fresh and Esaase Oxide, Transition and Fresh at a Grind of 106 µm	210

Table 13-10: AGM Phase 1 Mining Profile per Source and Ore Type	212

Table 13-11: Overall AGM Phase 1 Circuit Recoveries Calculated	213

Table 13-12: AGM Phase 1 Overall Circuit Discounted Recoveries	214

Table 13-13: Summary of Obotan Gravity Recovery Data Used to Derive the AGM Phase 2 Recovery Estimate	215

Table 13-14: CIL Test Results for Blends of Obotan Nkran Fresh and Esaase Oxide, Transition and Fresh at a Grind of 106 µm	217

Table 13-15: Summary of Obotan Ore CIL Residue Data Used to Derive the Recovery Estimate	219

Table 13-16: Summary of Test Work Data Used to Derive Esaase Oxide Ore Gravity-CIL Recovery Estimate	222

Table 13-17: Summary of Test Work Data Used to Derive Esaase Transition Ore Gravity-CIL Recovery Estimate	224

Table 13-18: Summary of Test Work Data Used to Derive Esaase Transition Ore Gravity-CIL Recovery Estimate	226

Table 13-19: Summary of Flotation Test Work Data Used to Derive Nkran Fresh Ore Gravity-Flotation-CIL Recovery Estimate	228

Table 13-20: Summary of Flotation Concentrate CIL Test Work Data Used to Derive Nkran Fresh Ore Gravity-Flotation-CIL Recovery Estimate	230

Table 13-21: Summary of Flotation Test Work Data Used to Derive Esaase Ore Gravity-Flotation-CIL Recovery Estimate	232

Table 13-22: Summary of Flotation Concentrate CIL Test Work Data Used to Derive Esaase Gravity-Flotation-CIL Recovery Estimate	236

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 13-23: Summary of the Data Used to Derive Gravity-CIL Recovery Estimates	237

Table 13-24: Summary of the Data Used to Derive Gravity-Flotation – Concentrate CIL Recovery Estimates	238

Table 13-25: AGM Phase 2 LOM Recovery Estimate	240

Table 14-1: Nkran - Mineralised Domains used in the Resource Estimation	254

Table 14-2: Abore Mineralised domains used in the resource estimation	262

Table 14-3: Bulk Densities Summarised by Deposit and Oxidation State	270

Table 14-4: Adubiaso - Mineralised Domains used in the MRE	272

Table 14-5: Dynamite Hill Mineralised Domains used in the Resource Estimation	279

Table 14-6: Asuadai Mineralised Domains used in the MRE	285

Table 14-7: Adubiaso Composite Analysis of Topcut data	291

Table 14-8: Asuadai Composite Analysis of Topcut data	293

Table 14-9: Nkran Descriptive Statistics for the Various Domains Generated	295

Table 14-10: Abore Descriptive Statistics for the Various Domains Generated	296

Table 14-11: Adubiaso Descriptive Statistics for the Various Domains Generated	296

Table 14-12: Dynamite Descriptive Statistics for the Various Domains Generated	297

Table 14-13: Asuadai Descriptive Statistics for the Various Domains Generated	297

Table 14-14: Esaase Descriptive Statistics for the Various Domains	298

Table 14-15: Nkran - Kriging Capping Values per Domain	300

Table 14-16: Nkran Variography Top-Cut Values per Domain	300

Table 14-17: Abore Kriging Capping Values per Domain	301

Table 14-18: Abore Variography Top-Cut Values per Domain	301

Table 14-19: Adubiaso Kriging Capping Values per Domain	302

Table 14-20: Adubiaso Variography Top-Cut Values per Domain	303

Table 14-21: Dynamite Kriging Capping Values per Domain	304

Table 14-22: Dynamite Variography Top-Cut Values per Domain	304

Table 14-23: Asuadai Kriging Capping Values per Domain	305

Table 14-24: Asuadai Variography Top-Cut Values per Domain	306

Table 14-25: Esaase Kriging Capping Values per Domain	307

Table 14-26: Esaase Variography Top Cut Values per Domain	308

Table 14-27: Nkran Variogram Parameters	310

Table 14-28: Abore Variogram Parameters	311

Table 14-29: Adubiaso Variogram Parameters	312

Table 14-30: Dynamite Variogram Parameters	313

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-31: Asuadai Variogram Parameters	314

Table 14-32: Esaase Variogram Model Parameters	315

Table 14-33: Nkran Search Ranges and Angles	319

Table 14-34: Nkran - Number of Samples in Search	320

Table 14-35: Abore Search Ranges and Angles	323

Table 14-36: Abore -Number of Samples in Search	323

Table 14-37: Adubiaso Search Ranges and Angles	326

Table 14-38: Adubiaso - Number of Samples in Search	327

Table 14-39: Dynamite Hill Search Ranges and Angles	329

Table 14-40: Dynamite Hill - Number Samples in Search	330

Table 14-41: Asuadai Search Ranges and Angles	332

Table 14-42: Asuadai -Number of Samples in Search	333

Table 14-43: Global Means	337

Table 14-44: Declustered Statistics per Reef	338

Table 14-45: Confidence Levels of Key Criteria	340

Table 14-46: Asanko Gold Mine MRE as at April 2014	342

Table 14-47: Nkran Mineral Resources at Different Cut-off Grades, as at April 2014	344

Table 14-48: Adubiaso Mine Mineral Resources at different cut-off grades, as at April 2014	345

Table 14-49: Abore Mine Mineral Resources at different cut-off grades, as at April 2014	346

Table 14-50: Dynamite Hill Mine Mineral Resources at different cut-off grades, as at April 2014	347

Table 14-51: Asuadai Mine Mineral Resources at different cut-off grades, as at April 2014	348

Table 14-52: Esaase Mine Mineral Resources at different cut-offs, as at September 2012	349

Table 14-53: Confidence Levels of Key Criteria for Drilling, Sampling and Geology	350

Table 15-1: Obotan Gold Project Mineral Reserve Statement	362

Table 15-2: Mineral Reserve Estimate for AGM Phase 2	363

Table 16-1: Nkran Slope Design Parameters	366

Table 16-2: Dynamite Hill Slope Design Parameters	367

Table 16-3: Adubiaso / Abore / Asuadai Slope Design Parameters	367

Table 16-4: Optimisation Financial Parameters	368

Table 16-5: Nkran Optimisation Results	370

Table 16-6: Adubiaso Optimisation Results	371

Table 16-7: Abore Optimisation Results	372

Table 16-8: Dynamite Shell Selection	373

Table 16-9: Asuadai Optimisation Results	374

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 16-10: Summary of Selected Shells	375

Table 16-11: Nkran Geotechnical Parameters	376

Table 16-12: Dynamite Hill Geotechnical Parameters	376

Table 16-13: Adubiaso, Abore, Asuadai Geotechnical Parameters	377

Table 16-14: Excavator Productivity	389

Table 16-15: USD Mining Costs	391

Table 16-16: Mining Capital Requirements	392

Table 16-17: Resource Model Framework Statistics	395

Table 16-18: Resource Model Variable Field Descriptions	395

Table 16-19: Geotechnical Slope Parameters used in the Optimisation	401

Table 16-20: Mining Cost Parameters	402

Table 16-21: Results for M&I inclusive Whittle Optimal Scenario	406

Table 16-22: Pit Design Parameters	410

Table 16-23: Whittle Optimal Pit vs. Pit Design Comparison	413

Table 16-24: Asanko Roster System	418

Table 16-25: Mining Labour Numbers	419

Table 16-26: Blast Design	420

Table 16-27: Estimated WRD Capacities	424

Table 17-1: AGM Phase 1 Key Process Design Criteria	429

Table 18-1: Storage Facility Design Criteria and Specifications	464

Table 18-2: TSF Hazard Classification	467

Table 18-3: Route Selection Matrix	487

Table 18-4: -250 mm Capex Estimates	500

Table 18-5: -90 mm Capex Estimates	501

Table 18-6: -90 mm Capex Estimates – Ground Line	501

Table 18-7: -90 mm Opex Estimates	503

Table 18-8: Criteria Comparison Matrix	505

Table 18-9: Normalised Comparison Matrix	506

Table 18-10: Criteria Evaluation	507

Table 18-11: Final Decision Matrix	507

Table 18-12: Comparison of Moving Parts per Option	509

Table 18-13: Option Values	510

Table 20-1: Stakeholder Groups and Committee Membership	519

Table 20-2: Population Distribution by Community	522

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 20-3: Existing Infrastructure at the time of Baseline Survey (April, 2012)	524

Table 21-1: Capital Costs Phase 1	552

Table 21-2: Capital Costs Phase 2 Expansion	553

Table 21-3: Process Equipment	554

Table 21-4: AGM Phase 1 Processing Plant Operational Cost Estimate	558

Table 21-5: AGM Phase 2 Processing Plant Operational Cost Estimate	561

Table 21-6: Cash Operating Costs (USD per oz)	565

Table 22-1: Capital Expenditure Estimate	566

Table 23-1: Adjacent Property Listing	572

Table 25-1: Asanko Gold Mine-Phase 1 Project Risk Ranking	575

Table 25-2: Asanko Gold Mine-Phase 1 Project Risk Category	576

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

LIST OF FIGURES

Figure 1-1: The Asanko Gold Mine Location	25

Figure 1-2: The Location of the Various Tenements making up the Asanko Gold Mine	26

Figure 1-3: The Location of the Asankrangwa Gold Belt in Relation to the Ashanti and Sefwi Gold Belts	32

Figure 1-4: Asanko Phase 1 Process Flow Sheet – 3 Mtpa CIL Plant	50

Figure 1-5: Asanko Phase 2 Process Flow Sheet – 3.8 Mtpa CIL Plant and 5 Mtpa Flotation Plant	52

Figure 4-1: The Location of the Asanko Gold Mine in West Africa	65

Figure 4-2: The Location of the Various Tenements making up the Asanko Gold Mine	66

Figure 7-1: Geology of Southwest Ghana highlighting the Regional Geology around the AGM Gold Mine	91

Figure 7-2: Generalised Stratigraphy of Southwest Ghana	92

Figure 7-3: Regional Total Field Aeromagnetic Image of the Ashanti Belt (east) and Adjacent Kumasi Basin (West)	94

Figure 7-4: Regional Belt Scale Geological Map of the Project Highlighting the Obotan Deposits	96

Figure 7-5: Property Geological Map	97

Figure 7-6: The Nkran Pit Geology, after SRK 2002	99

Figure 7-7: Geological Model of the Adubiaso Project	101

Figure 7-8: Schematic Cross Section Abore Deposit South, Main Lithological Units	103

Figure 7-9: Abore Pit 2002 SW view. Pale Grey Granite in Centre of the Pit, North Northeast Trending Siltstone Shale Rich Units Cutting the Pit	104

Figure 7-10: Plan View of the Geological Model for Dynamite Hill, Narrow Granitic Intrusion (Orange)	105

Figure 7-11: Plan View of the Geological Model for Asuadai, Granitic Intrusion = Diorite	107

Figure 7-12: Schematic Plan View of the Asuadai Deposit	108

Figure 7-13: IP Resistivity, Northeast Structures and Alluvial Mining	109

Figure 7-14: Core Photos of Lithology from the Esaase Deposit	111

Figure 7-15: Schematic Structural Model for the Esaase Deposit and Vicinity	112

Figure 7-16: Typical Weathering Profile at the Esaase Project Looking North	113

Figure 7-17: Geology Map of the Resolute Phase 1 Pit Overlain with Grade Control and Main Lode Annotation	114

Figure 7-18: Plan View 155mRL Abore Deposit Mineralisation is Hosted in the Granite Intrusion	116

Figure 7-19: Presence of Steep Breccia Style Lode in Core (DYDD13-003)	118

Figure 7-20: Drill core DYDD13-003 Steep and Shallow Lodes (Left) and Shallow Veins which Cut the Granite (Right)	118

Figure 7-21: Example of Folded and Broken Early Veins	120

Figure 7-22: Example of Sheeted Veining with Visible Gold	121

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 9-1: Soil Sampling Grids and Anomalies across Obotan and Esaase	125

Figure 9-2: Abirem –An Example of a Ground Magnetic Survey by Resolute	126

Figure 9-3: Abore – Regional Soil Sampling by Leo Shield	127

Figure 9-4: Ground Geophysical Surveys	129

Figure 9-5: VTEM Survey Nkran Pit (yellow outline)	131

Figure 9-6: VTEM 92 m Layered Earth Inversion (LEI) for Esaase	132

Figure 9-7: Gold in Soil Thematic Map for the Esaase Concession	133

Figure 9-8: Gold in Soil Thematic Map for the Jeni River Concession	134

Figure 9-9: Gold in Soil Contour Map for the Esaase Prospect	135

Figure 10-1: The Drill Collar Plans based on the Drill Type and PMI Program for Nkran	137

Figure 10-2: The Drill Collar Plans based on the Drill Type and Company Program for Adubiaso	139

Figure 10-3: Abore – Plan of Drill Collar Locations showing Hole Type and Company Drill Program	141

Figure 10-4: Dynamite Hill Drill Collar Plan	143

Figure 10-5: Asuadai – Plan of Drill Collar Locations Showing Hole Type and Company Drill Program	145

Figure 10-6: Drill Hole Locations for the Asanko Esaase Gold Project	146

Figure 10-7: Hole NKR11-040 Drilling on the South Eastern Side of the Nkran Open Pit	147

Figure 10-8: Laying Core out into Pre-marked Trays	149

Figure 10-9: Core Orientation Procedures using a Reflex ACT II System	150

Figure 10-10: Core Boxes Stacked in the Core Yard	151

Figure 10-11: Marking up Core prior to Cutting	153

Figure 11-1: SGS Accra Au Rpt Column	163

Figure 11-2: SGS Accra Au Rpt Line	163

Figure 11-3: INCHCAPE Field Duplicate	164

Figure 11-4: INCHCAPE AuR	164

Figure 11-5: INCHCAPE AuS	165

Figure 11-6: ANALABS Bibiani AuR	165

Figure 11-7: ANALABS Bibiani AuS	166

Figure 11-8: ANALABS Obotan AuR – F625 method	166

Figure 11-9: ANALABS Obotan AuR – F650 method	167

Figure 13-1: PQ Met Sample Map indicating Sample Hole Locations of Esaase Material used in the AGM Phase 2 Integration Test Work Campaign	199

Figure 13-2: PQ Met Sample Map indicating Sample Hole Locations of Obotan (Nkran) Material used in the AGM Phase 2 Integration Test Work Campaign	200

Figure 13-3: CIL Residue Grade as a Function of CIL Feed Grade for Obotan Nkran Fresh Composites	219

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 14-1: Development of Type Sections on 100m Spacing from Re-logged Drill Holes	244

Figure 14-2: Geological Model of Major Rock Types within the Nkran Pit	245

Figure 14-3: Integration of Flitch Interpretations and Historical Grade Control Maps Overlain by Key Structures	246

Figure 14-4: Nkran West - East View of Weathering Profile	247

Figure 14-5: Geological Domains used for Resource Estimation	248

Figure 14-6: Nkran - Domain D2000, Varmap XY	250

Figure 14-7: Nkran- Domain D2000, Varmap XZ	251

Figure 14-8: Nkran Block Model, Main Area, IK>0.3 and showing Search Ellipse	252

Figure 14-9: Nkran Variogram Ellipse along Domain D2000	253

Figure 14-10: Schematic Cross Section South of Abore Deposit, Main Lithological Units	255

Figure 14-11: Structural architecture of the Abore Deposit showing the Dominant north northeast and east northeast Trending Structures	256

Figure 14-12: Abore Westeast view of Weathering Profile	257

Figure 14-13: Domains used for Resource Estimation	258

Figure 14-14: Abore - Domain GR, Varmap XY	259

Figure 14-15: Abore - Domain GR, Varmap XZ	260

Figure 14-16: Abore - Block Model Main Area, IK>0.3 and Search Ellipse	261

Figure 14-17: Abore -Variogram Ellipse along Domain GR	261

Figure 14-18: Geological Domains for Asuadai Deposit	262

Figure 14-19: Adubiaso West - East View of Weathering Profile	264

Figure 14-20: Adubiaso – Domains	265

Figure 14-21: Adubiaso - Domain “Q”, Varmap XY	266

Figure 14-22: Adubiaso - Domain “Q”, Varmap ZX	267

Figure 14-23: Adubiaso - Block Model Main Area, IK>0.3% and Search Ellipse	268

Figure 14-24: Adubiaso - Block Model Secondary Area, IK>0.5% and Search Ellipse	269

Figure 14-25: Adubiaso = Variogram Ellipse along Domain “Q”	271

Figure 14-26: Dynamite Hill Geological Domains	273

Figure 14-27: Dynamite Hill - Westeast view of Weathering Profile	274

Figure 14-28: Dynamite Hill Domains	275

Figure 14-29: Dynamite Hill - Domain GR, Varmap XY	276

Figure 14-30: Dynamite Hill -Domain GR, Varmap XZ	277

Figure 14-31: Dynamite Hill - Block Model Main Area, IK>0.3 and Search Ellipsoid	278

Figure 14-32: Dynamite Hill - Variogram Ellipsoids along Domain GR	278

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 14-33: Plan View of the Geological Model for Asuadai	280

Figure 14-34: Asuadai West East View of Weathering Profile	281

Figure 14-35: Asuadai - Granite Domain, Varmap XY	282

Figure 14-36: Asuadai - Granite Domain, Varmap ZX	283

Figure 14-37: Asuadai - Block Model Granite Area, IK>0.3% and Search Ellipse	284

Figure 14-38: Asuadai - Block Model Secondary Area, IK>0.3% and Search Ellipse	284

Figure 14-39: Asuadai - Variogram Ellipse for the Domain GR	285

Figure 14-40: Sectional West to East View of Domains and Weathering Profile	287

Figure 14-41: Geological Domains used for the MRE	288

Figure 14-42: Nkran – Histogram of Drill Hole Lengths	289

Figure 14-43: Abore - Histogram of Drill Hole Lengths	290

Figure 14-44: Adubiaso Histograms of the Sample Lengths for the Original Drill Hole Data	291

Figure 14-45: Dynamite Hill - Histogram of Sample Lengths for Drill Holes	292

Figure 14-46: Asuadai Histograms of the Sample Lengths for the Original Drill Hole Data	294

Figure 14-47: Nkran Block Model Section N 700640	321

Figure 14-48: Nkran Block Model Section N 700680	322

Figure 14-49: Nkran Block Model Plan View 40m	322

Figure 14-50: Abore Block Model Section N 713980	324

Figure 14-51: Abore Block Model Section N 713940	324

Figure 14-52: Abore Block Model Plan View 130 m	325

Figure 14-53: Adubiaso Block Model Section N 704400	328

Figure 14-54: Adubiaso Block Model Section N 704440	328

Figure 14-55: Adubiaso Block Model Plan View 80m	329

Figure 14-56: Dynamite Hill Block Model Section N 707000	330

Figure 14-57: Dynamite Hill Block Model Section N 707040	331

Figure 14-58: Dynamite Hill Block Model Plan View 290m	331

Figure 14-59: Asuadai Block Model Section N 709200	334

Figure 14-60: Asuadai Block Model Section N 709200	335

Figure 14-61: Asuadai Block Model Plan View 180m	336

Figure 14-62: Nkran Resource Classification Section N 700640	353

Figure 14-63: Abore Resource Classification Section N 713980	353

Figure 14-64: Adubiaso Resource Classification Section N 704400	354

Figure 14-65: Dynamite Hill Resource Classification Section N 707000	354

Figure 14-66: Asuadai Resource Classification Section N 704240	355

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 14-67: Nkran Grade Tonnage Curve	357

Figure 14-68: Abore Grade Tonnage Curve	357

Figure 14-69: Adubiaso Grade Tonnage Curve	358

Figure 14-70: Asuadai Grade Tonnage Curve	358

Figure 14-71: Dynamite Hill Grade Tonnage Curve	359

Figure 14-72: Esaase Measured Grade (Red) versus Tonnage (Blue) Curve	359

Figure 14-73: Esaase Indicated Grade (Red) versus Tonnage (Blue) Curve	360

Figure 14-74: Esaase Inferred Grade (Red) versus Tonnage (Blue) Curve	360

Figure 16-1: Nkran Whittle Analysis	370

Figure 16-2: Adubiaso Whittle Analysis	371

Figure 16-3: Abore Whittle Analysis	372

Figure 16-4: Dynamite Hill Whittle Analysis	373

Figure 16-5: Asuadai Whittle Analysis	374

Figure 16-6: Nkran Stage 1	378

Figure 16-7: Nkran Stage 2	378

Figure 16-8: Nkran Stage 3	379

Figure 16-9: Nkran Stage 4	380

Figure 16-10: Nkran Final Pit and WRD Designs	380

Figure 16-11: Nkran Inpit Haul Routes for Stage 4 and 5 Respectively	382

Figure 16-12: Adubiaso Final Pit Design	383

Figure 16-13: Abore Final Pit Design	384

Figure 16-14: Asuadai Pit Design	385

Figure 16-15: Asuadai Final Pit Design	385

Figure 16-16: Total Material Movements by Month (First 4 Years)	388

Figure 16-17: Ore Mined per Month (First 4 Years)	388

Figure 16-18: Mining Cost Breakdown	391

Figure 16-19: Mining Unit Cost Breakdown	392

Figure 16-20: Standalone Project Valuation prior Merger	393

Figure 16-21: Methodology for Combined Project Valuation used in the UPFS	394

Figure 16-22: Plan View of the Block Model Ore Grades	396

Figure 16-23: Plan View of the Block Model with 0.6g/t Au cut-off	397

Figure 16-24: Plan view indicating the resource class, of the Block Model with 0.6g/t Au cut-off	398

Figure 16-25: Section of the Esaase Ore Body Mineralisation	399

Figure 16-26: Financial Input Parameters Steps	405

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 16-27: Whittle Pit-by-Pit Graph for Measured, Indicated Resources only	406

Figure 16-28: Static Obotan Mine Schedule	407

Figure 16-29: Total Mine Schedule	408

Figure 16-30: Combined Plant Feed Schedule	409

Figure 16-31: The Esaase Gold Open Pit Detail Design (Final Pushback and WRD)	411

Figure 16-32: Esaase Final Pit Design	411

Figure 16-33: Plan view of the Esaase Final Pit Design	412

Figure 16-34: A Typical Truck and Shovel Mining Operation	414

Figure 16-35: The Liebherr R9250 Backhoe Type Waste Excavator	415

Figure 16-36: The CATERPILLAR 777D/F Off-Highway Truck	415

Figure 16-37: The Sandvik DP1500 Drill Rig (or equivalent) is suitable for the estimated mining volumes	416

Figure 16-38: The Caterpillar 992F FEL (or equivalent) is suitable for the estimated mining volumes	417

Figure 16-39: The Caterpillar D9R Dozer (or equivalent) is suitable for the estimated mine plan	417

Figure 16-40: Final WRD Slope Design	420

Figure 16-41: N/S Section through WRD1 indicating WRD Position against Mountain Side	421

Figure 16-42: Final Esaase Pit and WRD Layout	422

Figure 16-43: Esaase WRDF’s Split into Various Stages	423

Figure 16-44: Esaase WRD Storage Contribution	425

Figure 16-45: WRD Development over LOM	426

Figure 16-46: Management of Arsenic Rich Waste in WRD’s	427

Figure 17-1: AGM Phase 1 Block Flow Diagram	431

Figure 18-1: Route Option A	484

Figure 18-2: Route Option B	485

Figure 18-3: Route Option C	486

Figure 18-4: Overland Conveyor Ground Profile	489

Figure 18-5: Section through Troughed Belt Conveyor	489

Figure 18-6: A Conventional Troughed Belt Conveyor	489

Figure 18-7: Curved Overland Conveyor	490

Figure 18-8: Section through Pipe Conveyor	492

Figure 18-9: Section through RopeCon system	495

Figure 18-10: RopeCon System Illustrating the Long Spans between Supports	496

Figure 18-11: System Supported on A-frames	497

Figure 18-12: Section through Cable Belt Conveyor	498

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 18-13: Illustration of an Elevated Cable Belt System	499

Figure 18-14: Illustration of Conveyor Servitude	502

Figure 20-1: Village Locations	518

Figure 20-2: Queuing for Water (Kurofoforom Community)	525

Figure 20-3: Typical KVIP at Kobinaso	526

Figure 20-4: Mine Development and Culturally Significant Sites	538

Figure 20-5: Mine Development with Priority Sites	539

Figure 21-1: Phase 1 AGM Gold Processing Plant Operational Cost Breakdown	559

Figure 21-2: Phase 2 AGM Gold Processing Plant Operational Cost Breakdown	562

Figure 23-1: Properties Adjacent to the Asanko Gold Project Area and Tenements	573

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

1	SUMMARY

1.1	Introduction

Following the acquisition of PMI Gold Inc. in early 2014, Asanko Gold Inc. (Asanko, or the Company) combined its Esaase Gold Project with PMI’s Obotan Gold Project to form the Asanko Gold Mine (AGM). Asanko is intending to develop the AGM in two phases, with Phase 1 being largely based on the Obotan Project as initiated by PMI. It is envisioned by the Company that the Esaase pit will be assessed for development in a second phase of which is the subject of this Pre-Feasibility Study (Phase 2 PFS). The Phase 2 PFS is premised on processing ore from Esaase in an expanded Phase 1 processing facility, utilising much of the infrastructure of Phase 1.

Phase 1 of the AGM has been under development by the Company since August 2014 and the Company anticipates gold production to commence in Q1 2016.

Asanko contracted DRA Projects (Pty) Ltd (“DRA”), Cresco Project Finance (Pty) Ltd (“Cresco”), CJM Consulting (“CJM”) and Knight Piésold (Pty) Ltd (“KP”) to prepare this Phase 2 PFS, (herein the “Phase 2 Project” and sometimes “Esaase”). The work and conclusions of the Phase 2 PFS are disclosed in accordance with Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

1.2	Project Description and Location

The AGM concessions are located in the Amansie West district of the Ashanti region of Ghana (Figure 1-1). The Project concessions are owned 100% by Adansi Gold Company Ghana (“Adansi”), a 100% owned Ghanaian subsidiary of Asanko. The government of Ghana retains the right to take a 10% free carried interest in the Project under Section 8 of the Ghanaian Mining Act. The Esaase concessions are 100% owned by Keegan Resources Ghana Limited (“KRGL”) a 90% owned Ghanaian subsidiary of Asanko, with the Government of Ghana owning 10% reflecting its free carried interest.

Asanko holds four mining leases (Table 1-1), as well as prospecting and reconnaissance licenses which collectively make up the AGM and span 30 km strike length of the Asankrangwa Gold Belt. These concessions cover an area of approximaly 309.61 km2, between latitudes 6° 11’ 54.985” N and 6° 35’ 33.074” N, and longitudes 2° 4’ 59.195” W and 1° 51’ 25.040” W.

The Esaase, Abore, Abirem, and Adubea Mining Leases contain all of the resources defined to date. All other concessions held by Asanko in the area contain exploration potential defined to date and in some instances locations for infrastructure. The Ghana Environmental Protection Agency (“EPA”) grants permits on a perennial basis to conduct exploration. On advice from Asanko, with respect to the Project areas, all permitting within the afore-mentioned governmental permitting structure is up to date and accounted for.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Ouagadougou
BURKINA FASO
GHANA
TOGO
COTE D'IVOIRE
SEFWI GOLD BELT
ASANKRANGWA GOLD BELT
Kumasi
ASANKO GOLD MINE
ASHANTI GOLD BELT
WINNEBA-KIBI GOLD BELT
Lome
Accra
Abidjan

Figure 1-1: The Asanko Gold Mine Location

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

2°8'W
2°W
1°52'W
6°32'N
6°24'N
6°16'N
Gyemera Forest Reserve
Gyemera Extension Forest Reserve
Mpatoam
Mepom
Esaase
Esaase
Sky Gold Area "D"
Dawohodo
Jeni River
Sky Gold Area "C"
Gyeni River Forest Reserve
Abore
Abore
Asuadai
Mmooho
Besease
Adubea
Dynamite Hill
Midlands Kaniago
Adubiaso
Abirem
Gyagyatreso
Kaniago
Nkran
Datano
Asenanyo River Forest Reserve
Apamprama Forest Reserve
Anwhiaso East Forest Reserve
Oda River Forest Reserve
New Obuase
Afiefiso
0 2.5 5 10 Kilometers
Legend
Towns
Deposits
Project Areas
Obotan Project
Esaase Project

Figure 1-2: The Location of the Various Tenements making up the Asanko Gold Mine

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 1-1: The Asanko Gold Mine Mining Licences

Tenement name	100% owned title holder	Minerals Commission file	Current grant date	Current expiry date	Status of license
Esaase	KRGL	EPA/PR/PN/804	04/09/1990	03/09/2028	Mining Area Applied For
Abore	Adansi	PL 6/303	02/11/2012	01/11/2017	Valid
Abirem	Adansi	PL 6/303	28/03/2013	27/03/2026	Valid
Adubea	Adansi	PL 6/310	02/11/2012	01/11/2018	Valid

All concessions carry a 10% free carried interest in favour of the Ghanaian government. The government interest is reflected in a 10% ownership of the operating company, and the government has a right to 10% of any dividends paid by the subsidiary. The leases are also subject to a 5% royalty payable to the government of Ghana. In addition, the Adubea concession is also subject to an additional 0.5% royalty to the original concession owner. The Esaase mining lease is also subject to an additional 0.5% royalty to the Bonte Liquidation Committee (“BLC”).

On advice from Asanko, under the current ownership arrangement and status of holdings, there is no environmental liability held over Asanko for any of the AGM concessions relating to Phase 1 with the exception of project works to date. There is a potential environmental liability on the Company’s Jeni River concessions which was inherited with the acquisition of the concessions and is not material to the Company, but is reported in its recent financial statements as an Asset Retirement Obligation.

1.3	Accessibility, Climate, Infrastructure and Physiography

The AGM concessions are located in the Amansie west district of the Ashanti region of Ghana, approximately 250 km northwest of the capital Accra, and about 50 to 80 km southwest of the regional capital of Kumasi. There are several local villages near the AGM site, with the villages of Tetrem and Esaase being in close proximity to the Esaase deposit.

Mining personnel are readily available in Ghana with a highly skilled workforce and numerous mining operations in the country.

There are daily flights from Accra to Kumasi flown by several different airlines. In addition, there is a small aircraft airstrip located adjacent to the Phase 1 infrastructure west of the Nkran village. Existing road access to the site is available from the west, south and east, but the main access used will be from the ports of Tema and Takoradi to the south via Kumasi, or Obuasi. Total distance from Tema to the project site, via Kumasi is approximately 400 km.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The AGM is located in hilly terrain dissected by broad, flat drainages that typically form swamps in the wet season between May and late October. Hill tops are generally at very similar elevations, reflecting the elevation of a previous erosional peneplane that is now extensively eroded. Maximum elevations are around 80 metres above sea level, but the areas impacted by the AGM deposits generally lie at less than 50 metres elevation. Despite the subdued topography, hill slopes are typically steep. Ecologically the AGM area is situated in the wet evergreen forest zone.

Phase 1 is currently under construction and infrastructure is progressing. Current site infrastructure at Obotan and Esaase consists of:

●	An exploration office, core storage area and accommodation facility located just west of the village of Nkran

●	An exploration office, core storage area and accommodation facility located just north of the village of Tetrem

●	Infrastructure at Phase 1 project site consisting of, administrative buildings (, a senior mine village a medical clinic, a contractor camp, training center, mill office block and a 33 kV power supply from the ECG sub-station at Gyagyatreso

●	Communications currently available at the site are good. A Vodafone communication tower is located at Obotan providing cellular telephone and network coverage on site

●	The section of the haul road between the Nkran Pit and Abore Pit south of the tar road, has been upgraded to serve as the main access road to the mine. This is a private (mine road) and does not pass through any village

●	Power supply infrastructure has suitable capacity to support the operation during construction

The power supply for operations will be via a dedicated 19 MW liquid fuel power plant being built under contract by an Independent Power Producer (IPP), Genser Energy. Power will be supplied by Genser to the AGM under a life-of-mine Power Supply Contract which was entered into by the parties in mid 2015. In addition, a new 30km long, 161 kV power line is being constructed from a sub-station on the national power grid at Asawinso to site. The construction of the site power infrastructure underway, including:

●	Transformers on site to provide 11 kV to the plant

●	Transformers on site to step up 11 kV to feed existing 33 kV circuits

Excess power generated by the Genser power plant will be sold into the grid via the power line. As well, the power line will be used to supply power to the AGM from other power plants Genser operates in Ghana in the event that the dedicated power plant is not available.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Water is readily available in the AGM area. A ground water assessment of the planned Nkran and Adubiaso Pits was conducted based on an investigation that took place from April to June 2012 and included the drilling of eight investigation holes and the pump testing of six bores.

A water balance study will be undertaken during the Definitive Feasibility Study.

Potable water is available at both of the accommodation camps (Obotan and Esaase) and is more than adequate to provide potable water needs to the work force.

1.4	History

1.4.1	Nkran Area

Nkran is important from the view point of historical artisanal gold mining that dates back many generations and remains quite extensive to the present day.

In the late 1980’s, this prospect attracted the attention of consultant Dr Alex Barko who recommended the area to one of his local Client groups and Obotan Minerals subsequently applied and received a prospecting concession covering about 106 km2 over the general area. A minor amount of prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential because of the extensive gold in the nearby Offin River, (held then by Dunkwa Goldfields), as well as the alluvial gold project being developed at the time, a little further north in the Bonte area. In the early 1990’s, the Obotan concession was examined by American consultant Al Perry who was working on behalf of two related Australian juniors, Associated Gold Fields NL and Kiwi International Resources Limited.

By early 1995, resource estimates (measured, indicated and inferred) were reported as 4.8 Mt grading 3.7 g/t Au for an in-situ content of approximately 600,000 oz Au. A feasibility study was completed and a mining lease was granted in late 1995. In May 1996 the combined interests of Kiwi and Associated Gold Fields were bought out by Resolute Limited who immediately reviewed and expanded the scope of the project. This was achieved mainly by conducting further RC diamond drilling to increase resources to a depth of 150m at Nkran and to further assess the known mineralization at nearby Adubiaso.

A revised mine development plan was completed by the end of July 1996 and a decision was made to proceed into production at a rate of 1.4 Mtpa. Initial mining was started early in 1997 and by May 1997, the first gold was poured. Mining operations ceased in 2002 due to low gold prices and the concessions were reclaimed and returned to the Government of Ghana.

1.4.2	Abore Area

The Abore area was covered in a prospecting concession granted to the Oda River Gold small scale mining licence (Asuadai prospect) at Adubea in 1991.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

In the mid-1990’s, Mutual Resources of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River Group and commenced a regional exploration program on the concession (covering approximately 73 km2). Prospecting in the area north of Abore revealed extensive old and very recent artisanal mining in alluvial areas, as well as many old pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-north-east trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly is several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings. Extensive trenching in the area confirmed continuous bedrock mineralization over a distance of at least 1,000 m with widths in the range 50 to 100m. The mineralization consists of a broad quartz stock work system hosted mainly by a north-north-east trending intermediate granitoid intrusion. The early artisanal pitting was focused mainly on narrow quartz veins associated with the stock work system. Extensive drilling in the area (mainly RC, but considerable diamond drilling as well) has outlined a sizeable resource (now known as the Abore north prospect). In the late 1990’s, Mutual’s interest in the project was bought out by Leo Shield, (now Shield Resources). In early 2001, an agreement was reached with Resolute whereby ore was trucked from Abore north to the Nkran plant for treatment.

1.4.3	Adubiaso Area

During the late 1990’s, the Nkran plant started to process oxide ores from the Adubiaso gold deposit, located about 7.5 km north-north-west of Nkran. There were no known historical workings on this area.

1.4.4	Asuadai Area

The Asuadai prospect has predominantly been worked by local artisanal miners who have undertaken minor pitting in the region down to 5 to 10m through the oxide material to expose these stock work vein sets. There were no known formal historical mining workings on this area.

1.4.5	Dynamite Hill Area

There was no historical exploration, or mining activity known at Dynamite Hill.

1.4.6	Esaase Area

Artisanal mining has a long history in the Bonte Area, associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers, between the period 1900 to 1939. However, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (“AAGM”) and was later transferred to Bonte Gold Mining (“BGM”), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous placer gold production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May 2006, Asanko, then called Keegan Resources, signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three year period of work commitments and option payments.

1.5	Geological Setting

The geology of economic interest in Ghana is comprised predominantly of rocks of the Birimian and to a lesser extent of units belonging to the Tarkwaian. The Birimian consists of narrow greenstone (volcanic) belts, which are traceable for hundreds of kilometres along strike, but are usually only 20 to 60 km wide. The greenstone belts are separated by wider basins of mainly marine clastic sediments. The margins of the belts commonly exhibit faulting on local and regional scales.

These structures are fundamentally important in the development of gold deposits, for which the region is well known, and often result in systems of gold bearing quartz veins within the tightly folded Birimian-age sedimentary rocks.

The AGM concessions are located in the centre of the Kumasi basin, nearly equidistant between the northwest flank of the Ashanti Belt and the southeast flank of the Sefwi-Bibiani Belt, (Figure 1-3), and form part of the Asankrangwa Gold Belt, a complex northeast trending shear system, situated along the central axis of the Kumasi Basin, bearing quartz reefs and granitic intrusives, within a zone that is about 15 km wide, and may be traced for a northeast southwest distance of some 150 km.

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Figure 1-3: The Location of the Asankrangwa Gold Belt in Relation to the Ashanti and Sefwi Gold Belts

1.6	Exploration

Asanko has undertaken extensive geophysical surveys (both ground and airborne), surface mapping and reconnaissance, data accumulation, reverse circulation drilling, diamond drilling and validation over the the Abore, Asuadai, Adubiaso and Esaase concessions.

1.7	Mineralisation

Gold mineralisation in the AGM area is hosted in Birimian metasediments and basin type granites and is associated with major northeast striking, 5 to 40m wide graphite-chlorite-sericite fault zones. In particular, gold mineralisation is developed where the northeast fault zones intersect major east to northeast striking fault

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zones, and especially where they are recognised to have influenced granite emplacement, alteration and Au geochemical trends.

The AGM area contains six major systems of gold bearing quartz veins hosted by tightly folded and foliated Birimian-age altered sedimentary rocks, and basin type granites within several well defined parallel structural corridors. The host rock package includes shale, siltstones, granites, and lesser feldspathic sandstones. The sedimentary packages are moderately to strongly folded and foliated with shale generally displaying better development of foliation than siltstone.

The intrusive packages generally display less strain than the sedimentary packages. The mineralised quartz veins are syn-to post-kinematic, and generally form sets of sub-vertical to gently dipping veins, with the syn-kinematic veins folded about the dominant axial plane cleavage. The overall trend of the mineralised bodies is northeast with a moderate dip to the west. The vein arrays within these bodies have various orientations. The most common orientations are north striking with vertical dips.

1.8	Drilling

1.8.1	Phase 1 Deposits

Drill traverses for all Phase 1 project areas are generally aligned perpendicular to the local northeast-southwest mineralised trends.

To date, a total of 1,947 holes have been drilled in the five deposits, (Nkran 877, Adubiaso 327, Asuadai 143, Abore 463, and Dynamite Hill 137).

The resource drill hole spacing varies between the projects, from as small as 10 to 15m across strike, and 15 to 50m along strike (to define near mine surface projections of mineralisation). Drill coverage at depth is variable approaching the maximum drilled depth of 590m from surface in drill hole RCD802A at the Nkran deposit.

The drilling density is considered appropriate to define the geometry and extent of the mineralisation for the purpose of estimating gold resources, given the understanding of the local project geology, structure and confining formations.

1.8.2	Esaase

The drilling programme conducted at the Esaase deposit focused mainly on the northwest striking gold bearing structures in the Esaase concession, but in addition, targets on the Jeni, Dawohodo and Mpatoam concessions were drilled. The drilling programme entailed both surface reverse circulation (“RC”) and diamond core (“DC”) drilling methods focused on the targets identified by soil sampling, trenching and geophysical interpretations.

A total of 1,496 drill holes were completed on the Esaase area. The vast majority of the drillholes into the west dipping mineralisation were collared at an orientation of approximately 100º (UTM). A small number of drill holes were drilled towards

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approximately 300º. Of these, 1,187 drill holes in the currently defined resource area were used for the Mineral Resource Estimate (“MRE”) study.

1.9	Sampling and Analysis

1.9.1	Phase 1 Deposits

RC samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. All 1m interval samples were analysed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the project site.

For diamond drill core, after geological and structural logging, sampling was routinely taken at 2m intervals downhole, or to geological contacts, and 1m samples are taken in the mineralised zones. Given familiarity with the mineralised zones at Nkran, routine 2m sampling outside of the mineralised zones was replaced with sampling 5m either side of the main mineralised zone, and where occasional alteration and veining are recognised.

Core was routinely photographed prior to cutting, then laid in single trays and labelled. Once logged, the core is marked for sampling and cut using a diamond blade saw. Core is handled by several trained technicians during the cutting process.

After the core is half-cut, it is carefully placed in plastic bags marked with a unique sample number. A piece of flagging tape with the sample number was inserted into the bag for further reference and security. Individually bagged core and RC drilling samples were packed in polyweave, or heavy plastic sacks (i.e. 5 to 10 samples per sack), tied with binding wire and prepared for transport to the laboratory. Sample bags are stapled before being dispatched. All samples were firmly secured and locked in a designated sample room at PMI’s field office. The company geologist, responsible for core logging and RC sampling, held the only key to the room where samples were secured. The geologist was responsible at all times for their secure shipment to the laboratory. The sample preparation, security and analytical procedures adopted by PMI provide an adequate basis for the current mineral resource estimates.

PMI typically inserted random blank samples into the assay stream. These blanks consistently returned very low assays. Additionally, any samples in which visible gold was noted, during the logging, or in the case of panning RC drill chips, or any samples which returned high gold grades, were routinely submitted for either screened metallic, or a bulk cyanide leach assay. In addition, random pulps and rejects were submitted to other certified labs for checking or confirmation purposes.

Comparison of the results from the various different assays and laboratories utilised, indicates a high measure of confidence in the assay data. The assay labs utilised by PMI utilised their own in-house QC programs. These included standards, replicas, duplicates and blanks. In general, every batch of 50 solutions contained two standards positioned randomly; two replicates positioned at the end

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of the rack; two duplicates selected randomly and positioned immediately under the original and one blank positioned randomly.

All sampling was carried out under the direct supervision of PMI senior personnel, either the president, VP of exploration, project manager, or the chief geologist. All drill cores from the concessions were geologically and structurally logged, split (sawn), photographed and stored at PMI’s field offices, or sampling and storage facility in Nkran. All core samples were submitted to SGS in Tarkwa and check samples to ALS Commercial Laboratory in Kumasi. All samples were analysed for gold, either by 50g Fire Assay, or Screen Metallic Fire Assay with AA Finish (AA26); or for cyanide leach, depending on peculiar features and characteristics of the rock or the drill cuttings. Screen metallic fire assaying is often used for samples suspected of being high grade where coarse gold is anticipated. Remaining samples, expected to represent “waste” or non-ore mineralised are analysed using straight fire assay.

The technical report authors are of the opinion that the QA/QC undertaken by the three companies, RSG, PMI and Asanko, is adequate and that the current QA/QC systems in place at Obotan to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented.

Inspections of the Company’s drilling techniques, sampling, logging procedures, density measurements, exploration data, resources review, geochemical sampling, data QA/QC, data entry, and laboratory have been conducted, as well as site and assay laboratory inspections, with no serious issues with regard to any of the data identified. In addition, the database was reviewed and validated prior to commencing the 2015 Asanko Project Plan. The conclusion was that the application of the surface drill hole data is adequate for the geostatistical estimation processes employed on the various tenements of the Project, and the geological logging, sample preparation and analytical procedures conform to industry standards and are therefore adequate for use in geological modelling and geostatistical estimation.

1.9.2	Esaase

The drill chips from the RC drilling programme were collected in 1m intervals downhole via a cyclone which discharged into PVC bags. The collected samples were weighed prior to splitting and then were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. The RC chip material was stored in trays which were systematically compiled and logged with all bulk rejects stored at the Asanko Gold’s exploration camp in the village of Tetrem. All 1m interval samples were submitted for analysis.

For diamond drilling, the sampling of the core was subject to the discretion of the geologist completing the geological logging. Early in the exploration, nominal 2m intervals samples were taken unless otherwise dictated by geological, or structural features. After December 2006, the sample interval was 1m intervals with the

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majority (90.7%) of samples submitted to the laboratory as half core and the remaining submitted as whole or quarter core.

The sampling intervals are significantly smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30m.

The required interval was marked on the core and the sample cut in half by electric diamond blade core saw. The standard protocol is that the cut is made 1 cm to the right in a downhole direction of the orientation line, with the left side being retained and the other half broken up for assay. In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut, or cleave the core.

The structural orientations noted in the core were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics. The core was transferred from the trays and pieced together on a V-rail (angle iron) rack. The orientation line (bottom of hole), determined by the orientation tool recorded during drilling, was drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of metallurgical drill holes of approximately 28 oriented HQ3 core drillholes were drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

The sample recovery for the RC drilling averages approximately 34 kg per metre drilled. Bulk sample weights (on a per metre basis) have been recorded in the database for approximately two thirds of all RC samples drilled. Sample recovery in DC drillholes was good although in the moderate to highly weathered saprolite and highly fractured and brecciated zones poor recoveries were experienced. Asanko Gold began utilising HQ3 drilling to minimise the core loss in the weathered and transition zones after July 2008.

Recovery factors are unlikely to materially affect the accuracy and reliability of the results.

The Asanko sampling procedures adopted for the drilling programmes are consistent with current industry best practise. Samples collected by DC drilling within the highly weathered zones are of moderate quality, with the remainder being of good quality. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noted.

A quality control twin drill hole exercise was undertaken to determine if any negative bias resulted in the DC drilling due to the use of water. A number of the DC drill holes had poor recovery in the highly weathered zone and potential exists to wash out fine gold and therefore underestimate the gold content. Four DC and RC drillhole pairs were suitable for comparison and results indicate comparable

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intervals of mineralisation with broadly equivalent grades between DC and RC drilling.

1.10	Security of Samples

1.10.1	Phase 1 Deposits

Individually bagged core and RC drilling samples were packed in polyweave, or heavy plastic sacks (i.e. 5 to 10 samples per sack), tied with binding wire and prepared for transport to the laboratory. All samples were firmly secured and locked in a designated sample room at PMI’s field office. The company geologist, responsible for core logging and RC sampling, held the only key to the room where samples were secured. The geologist was responsible at all times for their secure shipment to the laboratory.

1.10.2	Esaase

Asanko sampling protocols required samples to be collected in staple closed bags, transported to the exploration camp to be collected by the laboratory vehicle, at which point the laboratory assumed responsibility and transported the consignment to the laboratory directly. The samples submission procedures were supervised by Asanko technical staff and the rapid submission of samples provided little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would have been readily recognised and investigated.

1.11	Mineral Resources and Reserve Estimates

For the AGM Phase 1 Mineral Resources (Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) a 0.8 g/t cut-off was used. For AGM Phase 2 Mineral Resources (Esaase) a 0.6 g/t cut-off was used.

Cautionary Note about Mineral Resources:

Mineral Resources that are not mineral reserves have not demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. The Company advises investors that while the term “inferred mineral resources” is recognized and required by Canadian regulations, the SEC does not recognize it.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, and they have not been used in this Prefeasibility Study to estimate Mineral Reserves.

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Readers are cautioned not to assume that all, or any part of an inferred resource exists, or is economically, or legally mineable.

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Table 1-2: Asanko Gold Mine Mineral Resources as at April 2014

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnage Mt	Grade g/t	Content Moz	Tonnage Mt	Grade g/t	Content Moz	Tonnage Mt	Grade g/t	Content Moz	Tonnage Mt	Grade g/t	Content Moz
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50
Notes:

Columns may not add up due to rounding

All figures are in metric tonnes

The Mineral Resources are stated as in situ tonnes

Individual Densities were used per mineralized zone

The tonnages and contents are stated as 100%, which means no attributable portions have been stated

Conversion from gr to oz – 31.10348

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In November 2015, the Company released a Phase 1 Definitive Project Plan for the AGM. The AGM Phase 1 Definitive Project Plan meets the customary industry criteria for a definitive feasibility study, as well as those of the Canadian Institute of Mines, Metallurgy and Petroleum whose criteria are incorporated as the standard under NI 43-101. The DPP reported a Mineral Reserve for the AGM Phase 1 deposits based on the associated Mineral Resource estimation, dated September 2014 by CJM. The Phase 2 PFS meets the customary industry criteria for a preliminary feasibility study, as well as those of the Canadian Institute of Mines, Metallurgy and Petroleum whose criteria are incorporated as the standard under NI 43-101. This Phase 2 PFS reports Mineral Reserves for the Esaase deposit based on the associated Mineral Resource estimation, dated September 2014 by CJM.

DRA generated optimised pit shells for the AGM based on the material reported as Measured and Indicated Mineral Resources only. Metallurgical recoveries have been provided by DRA based on analysis of past test work, operational results and more recent test work. Six separate pit designs were developed from the optimised pit shells, Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai.

Table 1-3 summarises the ore reserve statement based on the work undertaken as part of the Phase 1 Definitive Project Plan and the Phase 2 PFS. The reported numbers are based on an assumed long term gold price of US$1,300/oz.

The grades and tonnes reported have been modified by applying mining recovery and dilution based on orebody geometry and mining methodology. This equates to both a mining dilution, as well as an ore loss of 5% for Phase 1 and a mining dilution of approximately 8% and ore loss of 2% for Esaase.

Table 1-3: Summary of Asanko Gold Mine –Ore Reserve Statement

Deposit	Proven			Probable			Total P&P
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.5	2.32	1.00	17.7	2.12	1.20	31.2	2.21	2.20
Adubiaso	0.9	2.23	0.06	0.9	1.90	0.05	1.8	2.07	0.11
Abore	1.2	1.69	0.06	0.9	1.87	0.05	2.1	1.77	0.11
Asuadai	0.0	0.00	0.00	0.5	1.26	0.02	0.5	1.26	0.02
Dynamite Hill	0.0	0.00	0.00	1.1	1.88	0.07	1.1	1.88	0.07
Phase 1 Total	15.5	2.26	1.13	21.0	2.07	1.39	36.7	2.15	2.52
Esaase	22.5	1.40	1.01	37.9	1.42	1.72	60.3	1.41	2.73
Total	38.0	1.75	2.14	58.9	1.64	3.11	97.0	1.68	5.25

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1.12	Mining Operations

1.12.1	Mining

Phase 1 is based on an open pit contractor mining operation and a 3 Mtpa processing plant using conventional Carbon-in-Leach (“CIL”) technology. The primary source of feed material for the Phase 1 plant is the Nkran pit, with satellite pits at Adubiaso, Abore, Dynamite Hill and Asuadai providing additional feed.

Phase 2 envisions open pit contractor mining at Esaase and the addition of a 5 Mtpa processing plant using gravity concentration, flotation and concentrate CIL technology.

A detailed Life of Mine (“LoM”) plan was developed using the CJM MRE as of September 30, 2014 filed on SEDAR October 24, 2014. Phase 1 Measured and Indicated Resource of 3.54 Moz Au with an average grade of 2.2 g/t Au at a 0.8 g/t Au cut-off. Phase 2 added additional Measured and Indicated Resources of 4.40 Moz Au with an average grade of 1.45 g/t Au at a 0.6 g/t Au cut-off, for a total Measured and Indicated Resource of 7.94 Moz Au at an average grade of 1.71 g/t Au.

All deposits will be mined utilising conventional truck and shovel method. Phase 1 ore will be drilled and blasted, then loaded and hauled to either the Nkran ROM pad, direct tip into the crushing facility at Nkran, or placed on pit rim stockpiles for the remote deposits. Waste will be hauled and placed on waste rock storage facilities with 90 tonne haul trucks. A single fleet of mining equipment will be shared between all deposits. For the Adubiaso, Abore, Dynamite Hill and Asuadai pits, a fleet of road trucks will be utilised to haul ore from the respective pit rim stockpiles to the central processing facility at Nkran. Esaase ore will be tipped into the crushing facility at Esaase and conveyed by a 25 km long overland conveyor to the Nkran ROM pad

The Nkran pit is currently being pre-stripped and will supply production first for Phase 1. Waste stripping will be required to expose sufficient ore to maintain a constant ore feed rate of 3 Mtpa once the mill has been commissioned. During this pre-stripping period, ore that is mined will be stockpiled. This material has been utilised in the production schedule.

The mining of all five Phase 1 deposits runs for a period of approximately 12.5 years based on the current production schedule. The peak production requirements are 26 Mtpa (total material movement). Ore mining at Esaase is expected to commence in Q3 2017 and continue for a period of 11 years with peak mining requirements for the combined phases of 45 mtpa.

1.12.2	Metallurgical Test Work

The metallurgical testwork and recoveries are discussed in section 1.13 and 1.14

1.12.3	Tailings Storage Facility (TSF)

The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area, (including the basin area) of approximately 86 ha for the Stage 1 TSF

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increasing to 309 ha for the final TSF. The TSF is designed to store total 33 Mt for Phase 1 with further raises required during Phase 2 expansion. Tailings will be discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment.

The design incorporates an upstream toe drain and basin under-drainage system in low lying basin areas to improve performance of the TSF. The under-drainage system comprises a network of collector and finger drains. The toe drain and under-drainage system drain by gravity to a collection sump located at the lowest point in the TSF.

Supernatant water will be removed from the TSF via submersible pumps located on a floating barge located within the supernatant pond throughout operation. Solution recovered from the decant system will be pumped back to the plant for re-use in the process circuits.

A down stream seepage collection system will be installed within and downstream of the TSF embankment, to allow monitoring and collection of seepage from the TSF in the collection sump located downstream of the final TSF.

Monitoring bores are being installed around the TSF, to constantly monitor water quality of the samples withdrawn from them. This will allow any seepage, or contamination to be detected, and will trigger the mitigation measures to be outlined in the TSF Management Plan.

The TSF embankment will be constructed in stages to suit storage requirements and the availability of suitable mine waste. It is envisaged that the upstream portions of the embankment will be raised annually by an earthworks contractor with the bulk embankment fill being placed as part of the mining operations on an ongoing basis.

The TSF design utilises a beach angle that has been calculated using published methods and the overall design is regarded as conservative, with no unique, or unusual design parameters, or methodologies utilised in the design. The use of downstream raise construction methods promote embankment stability, which has been demonstrated by the high factors of safety obtained for the stability assessment.

1.12.4	Environmental and Social

The Company completed a Scoping Report and the Environmental and Social Impact Assessment (“ESIA”) of the Project and developed the Environmental and Social Impact Statement (“ESIS”) which was submitted to the Ghana Environmental Protection Agency (“EPA”) and subsequently approved.

Detailed baseline studies were completed and this provided the required level of information for development of the ESIA.

Air quality, noise, surface water hydrology, groundwater hydrogeology, water quality, soil, fauna and flora baseline studies were completed and reports generated. Traffic, socio-economic and medical surveys were likewise completed.

The Company also completed an ESIA and EIS for Esaase which have been submitted to the EPA for final approvals, which are still pending.

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The Environmental and Social studies will be expanded to include the integration of Phase 1 and Phase 2 during the development of the Phase 2 DFS.

1.12.5	Survey and Baseline Study Results

Results from the various surveys and baseline studies across all of the areas of the AGM have indicated:

Dust levels will increase, requiring monitoring and mitigation by spraying roads and other dust generation surfaces

Noise levels close to the Project site will increase. A noise monitoring regime has been established to assess the exposure of employees and the local population to noise generated from the Project activities and, if necessary, to take corrective action promptly by intensifying, or changing the mix of the mitigation measures

Metal contamination in the environment has been assessed, and the results indicate no long term effects from previous mining activities. Closure of the site and prevention of access to some areas will be carried out so as to minimise any potential impacts

Cyanide in the environment will be mitigated by detoxification prior to release to the TSF, all waters arising from the TSF will be returned to the plant

There is no evidence of acid formation from the wastes generated during the previous operation, and therefore it is reasonable to conclude that the project wastes are unlikely to have an effect on the surrounding areas soil

Effects on local suspended solids and turbidity will be mitigated by the use of suitable sedimentation structures together with an effective monitoring program to assess efficiency of those measures

Significant local contamination of water with coliform exists. Adequate ablution facilities will be constructed for the project with all sewage treated before discharge. This discharge will also be monitored to ensure that coliform water discharge levels are met

Damage from drilling and blasting activities will be limited by carefully developed drilling and blasting designs together with blasting practices, (evacuation and guarding) that will be deployed to minimise damage and eliminate safety risks

Effects on flora and fauna will be negligible, the results of the baseline fauna and flora study indicate the project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances. The separate aquatic flora assessment does not identify any species, or areas that require specific attention, or actions. The areas affected by mining and processing are only 8% of the total licence areas, and the vast majority of the areas (waste dumps and TSF) will be rehabilitated to current levels, or better

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Similarly the soil in the area has been degraded by previous activities, waste from the plant will be sequestered and rehabilitated to ensure that it does not further contribute to the soil contamination

Heritage sites have been identified and will be protected

Farmers will be recompensed if their land is to be affected by the operation, and after rehabilitation the land will be returned to the land owners

Trade will be positively affected, and it is likely that local trade will flourish due to the increased income levels in the area and accompanying increase in discretionary spending.

The survey and baseline studies for the Phase 2 conveyor route will be completed during the Phase 2 DFS.

1.12.6	Approvals and Community and Government Consultation

Adansi held a public forum as part of the environmental permitting for Phase 1 in July 2012. This was preceded with consultation with several stakeholder groups across the project area and consequently obtained the EPA environmental permit for the Project. KRGL held a public forum for Esaase in November 2013 and applied for its environmental permit in early 2014. The permitting process was put on hold following the merging of the two projects into the Asanko Gold Mine in early 2014 and will recommence following the completion of the Phase 2 PFS.

The Company engages with stakeholder groups and committees as platforms through which to provide project updates; address concerns and discuss matters of mutual interest. The Company also engages with local government and village leaders, including:

Amansie West District Assembly

Ministry of Food and Agriculture

Ghana Health Service

Land Valuation Board

Environmental Protection Agency (“EPA”)

Forestry Commission

Minerals Commission

Inspectorate Division of Minerals Commission

Water Resources Commission

1.12.7	Production Schedule

The production schedule developed for the Project is included in Table 1-4: Process Plant Production Schedules

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Table 1-4: Process Plant Production Schedules

			2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
		LOM	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13
CIL Circuit Feed
Esaase Laterite/Oxide	(’000t)	14 309		1 387	2 348	2 720	2 880	3 040	712	204	198	423	398
Esaase Transitional	(’000t)	4 035							2 170	1 342	356	167
Esaase Fresh	(’000t)
Obotan Laterite/Oxide	(’000t)	1 237	58	235	372					342	186	44
Obotan Transitional	(’000t)	1 234	58	12						308	693	162
Obotan Fresh	(’000t)	21 409	2 884	1 765	680	680	720	760	920	1 578	2 041	2 702	3 000	3 000	679
Total Tons to CIL	(’000t)	42 224	3 000	3 400	3 400	3 400	3 600	3 800	3 802	3 774	3 473	3 498	3 398	3 000	679
CIL Feed Grade	g/t	1.76	2.15	1.85	1.68	1.63	1.48	1.4	1.47	1.76	1.8	1.88	2.01	2.15	2.24
Recovery Estimate (Discounted)%		91.10%	88.10%	90.90%	90.10%	91.00%	90.00%	89.50%	88.50%	90.70%	91.50%	92.10%	92.60%	93.10%	108.40%

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Flotation Circuit Feed
Esaase Laterite/Oxide	(’000t)	1 067			551	426	46								44
Esaase Transitional	(’000t)	2 484			218	1 421	622	159							63
Esaase Fresh	(’000t)	35 812			2	816	3 212	1 749	4 952	4 945	4 043	4 164	4 910	5 000	2 018
Obotan Laterite/Oxide	(’000t)	0
Obotan Transitional	(’000t)	926			695	188									43
Obotan Fresh	(’000t)	11 699			3 283	1 974	1 120	3 092	48	55	957	836	90		244
Total Tons to Flotation	(’000t)	51 988			4 750	4 825	5 000	5 000	5 000	5 000	5 000	5 000	5 000	5 000	2 413
Flotation Feed Grade	g/t	1.66			2.17	2.13	1.82	1.98	1.29	1.53	1.41	1.37	1.26	1.37	2.26
Recovery Estimate (Discounted)%		90.60%			89.10%	90.60%	89.60%	92.20%	91.30%	92.30%	88.50%	88.30%	91.10%	91.70%	93.30%
Combined AGM Phase 2 Production	(’000t)	94 212	3 000	3 400	8 150	8 225	8 600	8 800	8 802	8 774	8 473	8 498	8 398	8 000	3 092
Combined Feed Grade	g/t	1.71	2.15	1.85	1.97	1.92	1.68	1.73	1.37	1.63	1.57	1.58	1.56	1.66	2.26
Recovery Estimate (Discounted)%		90.90%	88.10%	90.90%	89.50%	90.70%	89.80%	91.20%	90.00%	91.60%	89.90%	90.10%	91.90%	92.40%	96.60%

Note: Recovery in first and last year adjusted for inventory lock-up.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

1.13	Metallurgical Test Work Overview

1.13.1	Obotan

Amansie Resources Ltd, a wholly owned subsidiary of Resolute Mining Ltd (Resolute), operated the Obotan Gold Plant from April 1997 to November 2002, treating primarily Nkran oxide ore at the start of its life, shifting to Nkran primary ore and Abore / Adubiaso oxide ores when the Nkran oxide ore was depleted, before mining ceased in December 2002. There is no history of hard-rock mining at Asuadi, although several informal alluvial operations have been undertaken.

The Obotan Gold Project was developed by Resolute during 1996 - 1997. Commissioning commenced on the 27th of April 1997. The original plant was designed to treat 175 dry tonne per hour (1.4 million dry tonnes per annum) of Nkran primary ore. In 1999, Resolute explored options to expand the Obotan Gold Project to treat oxide ore from the satellite pit Adubiaso and primary ore from the Nkran ore body and completed an upgrade study.

After the closure of the Resolute mining operations at Obotan in November 2002, further metallurgical test work campaigns were carried for the treatment of Obotan samples. Comminution test work determined that the ores exhibit moderate to high resistance to breakage with BBWi values in the range 11.0 kWh/t to 15.0 kWh/t for Nkran fresh material. In leach testing the optimum grind was found to be 80% passing 106µm. Obotan ore was found to respond well to gravity concentration with test gravity recoveries in the range 35% to 82% and the samples responded to cyanidation. Results were generally in agreement with past operational experience and achieved overall recovery in the range 90.3% to 98.2%.

In 2015 variability testing was conducted at SGS Booysens in Johannesburg under the management of DRA to investigate the recovery of Obotan variability composites which were subjected to gravity concentration and cyanidation at a target grind of 80% passing 106 µm. Total recovery was in agreement with past operational experience and test work and achieved overall recovery in the range 87.3% to 98.5% in testing aimed at achieving low gravity mass recovery (>0.7%).

Based on historical operating data and testing conducted on Obotan samples the Asanko Phase 1 flow sheet is based on a typical single stage crushing, SAG and Ball Milling Circuit (“SABC”) with gravity concentration followed by a Carbon in Leach (“CIL”) plant. A higher oxygen addition rate was included in the design to increase leach kinetics.

1.13.2	Esaase

The Esaase deposit has been subjected to six phases of metallurgical test work carried out between from 2008 - 2013. Test work was aimed at determining comminution, gravity, leaching and flotation parameters. During Phase 3 a grind optimisation trade-off study suggested that a target grind of 80% passing (P80) 150 μm, was adequate for the circuit which was revised to P80 = 106 µm during Phase 4.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

As a result of the first four phases of test work the final 2011 process was specified to include Semi Autogenous Grinding (“SAG”) mill and secondary ball milling, gravity gold recovery from the milling circuit and spiral concentration of the milled product, at a grind dependant on ore type. The spiral concentrate would then be reground and recombined with the spiral tail for thickening and CIL gold recovery to improve cyanide amenability of the ultrafine locked component

In 2012 and 2013, Asanko conducted Phases 5 and 6 of metallurgical testing under the management of DRA. The testing was designed to quantify the metallurgical recovery that could be achieved through the combination of gravity recovery within the milling circuit, flotation recovery on the gravity tailings and a leach on the flotation concentrate. Esaase samples were found to respond well to gravity concentration and flotation with regrind and CIL leaching of flotation concentrate. Overall recoveries ranged from 81.3% to 94.1%. Flotation tails grades ranged from 0.10 g/t to 0.34 g/t and qthe mass pulls ranged from 5.1% to 13.4% with flotation stage recoveries of 72.0% to 88.1%. Flotation concentrates were subjected to regrind and CIL leaches which resulted in concentrate CIL residue grades of 0.14g/t to 0.55g/t.

In Phase 5 and 6, Comminution test work included determination of specific rates of breakage and population balance modelling was used to conduct simulations with the aim of establishing the performance at a full-scale plant size in order to achieve a target mesh of grind of 80% minus 75 µm. Based on this modelling, the net specific energy requirement was determined to be 16 kWh/t when treating fresh material and 13.8 kWh/t when treating oxide material.

As a result of the Phase 5 and Phase 6 test work the final 2013 process for the Esaase PFS was specified to include ball milling, gravity gold recovery from the milling circuit and flotation of the milled product, at a grind of 80% passing 75 µm. The flotation concentrate would then be reground treated in a gravity concentration circuit and leached with cyanide in a CIL circuit for gold recovery.

1.13.3	Asanko Phase 2 Co-Processing of Ore

A new series of metallurgical test work was undertaken in 2015 under the management of DRA to investigate co-processing of the ores from Asanko Phase 1 and Esaase. The Asanko Phase 2 test work programme was undertaken by the Perth based, ALS and was designed with the objective of evaluating the metallurgical response of a gravity-CIL circuit, (as per the Asanko Phase 1 design) and a gravity-flotation-CIL circuit (as per the Esaase PFS design) when treating blends of Esaase and Obotan ore. The findings of this test work were in agreement with the findings of previous testing on both Esaase and Obotan. Oxide ore types were found to achieve the best recovery when treated in a gravity-CIL circuit while Fresh ore achieved the highest gold recovery in the gravity-flotation-CIL circuit.

Testing on blends of Nkran and Esaase fresh material indicated that total recovery for the flotation circuit increased when the fineness of grind was increased from 106 µm to 75 µm. Total gold recovery of 92.7% with a final residue grade of 0.17 g/t and a 6% mass pull was achieved for a bulk flotation test at a grind of 75 µm on a blend composite containing 25% Nkran fresh and 75% Esaase fresh.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

1.13.4	Gold Recovery

Based on the metallurgical test work, as well as operational experience for previously mined deposits overall gold recoveries for Asanko Phase 1 and Asanko Phase 2 shown in (Table 1-5) below.

Table 1-5: Predicted Asanko Phase 1 and Phase 2 Gold Recovery

Composite	Phase 1 Obotan Definitive Project Plan (DPP)	Phase 2 Obotan and Esaase Combined
Ore sourced from Obotan
Oxide	94.8%	90.7%
Transitional	95.1%	91.1%
Fresh	93.8%	93.0%
Ore sourced from Esaase
Oxide	-	89.8%
Transitional	-	87.0%
Fresh	-	92.4%
LoM Blend Recovery	93.9%	91.7%
LoM Blend Discounted Recovery	92.6%	90.9%

1.14	Recovery Methods

The Asanko Phase 1 processing plant design is based on a typical single stage crushing, SAG and SABC followed by a CIL plant, to treat 3 million tonnes per annum of material sources from the Obotan pits. The flow sheet includes a single stage jaw crusher that can either feed onto a live stockpile or directly into an open circuit SAG, (complete with pebble crusher) and ball milling unit in closed circuit with classification cyclones. A gravity recovery circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product, (cyclone overflow) will gravitate to a pre-leach thickener, via a trash removal screen. Thickener underflow will be pumped directly to a pre-oxidation stage followed by a seven stage CIL plant. Leached gold will adsorb onto activated

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

carbon, which flows counter-currently to the gold bearing slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to cyanide destruction. Cyanide in the CIL tailings will be detoxified using a three phase hybrid cyanide destruction process. Weak Acid Dissociable cyanide (“WAD”) concentration will be reduced in a single tank by means of Sodium Meta Bi Sulphite (“SMBS”) and air. The SO2 / Air process will be used for cyanide destruction.

The detoxified tailings are then pumped to the Tailings Storage Facility (“TSF”). Adsorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split Anglo American Research Laboratories (“AARL”) procedure. Barren carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning. After washing the gold sludge from the electrowinning cathodes, the sludge will be decanted and treated in a drying oven after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The plant will further incorporate water treatment, reagent preparation, oxygen generation and supply, compressed air and water services.

Figure 1-4: Asanko Phase 1 Process Flow Sheet – 3 Mtpa CIL Plant

Phase 2 of the Asanko Gold Mine (AGM) Project includes the addition of a 5 Mpta flotation plant consisting of a ROM handling and two stage crushing circuit located at the Esaase mining site, followed by an overland conveying circuit to transport the crushed material to the Obotan processing site where the gravity recovery, milling, flotation, concentrate regrind and CIL circuits will be located. Provision is made for intermediate stockpiling and interlinking conveyors between the AGM Phase 1 whole ore leach circuit and the AGM Phase 2 flotation circuit expansion to allow for optimisation of the different ore types to be fed to either of the two processing facilities, in order to optimise recoveries and processing plant operating costs for the different ore types.

In addition to the above, the Asanko Phase 1 circuit will be operated at a maximum of 3.8 Mtpa by processing additional oxide material. The whole ore leach circuit design will further remain as described above with additional leaching capacity.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The AGM Phase 2 flotation plant design makes provision for a ROM handling and two-stage crushing circuit located at the Esaase pits, from where the crushed material will be conveyed overland to the AGM Phase 1 processing site.

The crushed oxide material will feed onto an intermediate stockpile from where the material can either be fed to the CIL plant milling circuit or to the flotation plant milling circuit. The crushed fresh material will feed directly to a live stockpile from where it is fed to the flotation plant ball milling circuit. Provision is made for a secondary crushing stage of the Obotan fresh material from the CIL plant live stockpile, after which the material will be of a suitable size fraction to be fed to the flotation plant fresh ore stockpile prior to feeding to the flotation plant ball milling circuit. This ore handling arrangement makes it possible to feed oxide material from the Esaase pits to the CIL circuit and to feed fresh material from the Obotan pits to the flotation circuit.

The flotation plant ball milling circuit operates in closed-circuit with a classification cyclone cluster. A gravity recovery circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product (cyclone overflow) will gravitate to the flotation circuit. The flotation circuit consists of 7 rougher flotation cells in series. The concentrate produced by the flotation circuit gravitates to a collection tank from where it is pumped to the pre-leach thickener. The pre-leach thickener underflow product will be pumped to the secondary gravity recovery circuit to recover any coarse free gold prior to regrinding. The secondary gravity circuit tailings stream is pumped to the concentrate regrinding circuit, where the concentrate is milled using a stirred media mill. The regrind concentrate product is then pumped to the concentrate CIL circuit, consisting of a seven stage CIL plant. Leached gold will adsorb onto activated carbon, which flows counter-currently to the gold-bearing slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to cyanide destruction. Cyanide in the concentrate CIL tailings will be detoxified using a three phase hybrid cyanide destruction process. WAD concentration will be reduced in a single tank by means of SMBS and air. The SO2 / Air process will be used for cyanide destruction.

The detoxified concentrate tailings are then pumped, together with the flotation circuit tailings, to a common 8 million tonne per annum tailings storage facility (shared with AGM Phase 1 circuit).

Adsorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. Barren carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning. After washing the gold sludge from the electrowinning cathodes, the sludge will be decanted and treated in a drying oven after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The plant will further incorporate water treatment, reagent preparation, oxygen generation and supply, compressed air and water services. Services will be shared with the Asanko Phase 1 processing plant as far as possible.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 1-5: Asanko Phase 2 Process Flow Sheet – 3.8 Mtpa CIL Plant and 5 Mtpa Flotation Plant

1.15	Operating Costs

The LOM cash operating cost of the AGM is estimated at US$670/oz (Table 1-6). All-In-Sustaining Costs (“ASIC”) per World Gold Council guidance are US$798/oz, which places the AGM in the lowest quartile of industry costs.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 1-6: Cash Operating Costs

Description	Obotan (Phase 1) (US$/oz)	AGM (Phase 1&2) (US$/oz)
Ore Mining	348	368
Processing	210	243
General and Administrative	83	55
Refining	4	4
Cash Costs	645	670
Royalties	65	68
Sustaining and Deferred Capex	19	23
Corporate Overhead	35	24
Interest on Project Debt	17	13
All-in Sustaining Cash Costs	781	798

1.16	Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at US$295 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to US$22.75 million). The engineering has been developed to support a capital cost estimate to a nominal accuracy of -/+10% (Table 1-6). At the time of writing of this report, approximately 50% of the capital works for Phase 1 have been undertaken.

The expansion of the processing plant and infrastructure for Phase 2 is estimated to require an additional US$270 million in capital. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.5% in aggregate (amounting to US$27 million). The engineering has been developed to support a capital cost estimate to a nominal accuracy of -/+15% (Table 1-7).

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 1-7: Capital Costs

Asanko Gold Mine	Capital Estimate (US$ million)
Process Plant	85
Mining (pre-production costs)	71
Power Infrastructure	18
Buildings, offices and accommodation	12
TSF, WRD, ROM, water supply, civil works	23
CSR, Owners Team, G&A	47
Indirect including EPCM	16
Sub Total Phase 1	272
Contingency and Estimating Inaccuracies	23
Total Phase 1	295
Process plant expansion	83
Crushing and conveying infrastructure	92
Other infrastructure	30
Indirect including EPCM	38
Sub total Phase 2	243
Contingency and Estimating Inaccuracies	27
Total Phase 2	270
Grand Total Phase 1 and Phase 2	565

1.17	Economic Analysis

A cash flow based financial evaluation has been undertaken based on a gold price of US$1,300/oz., the summary of which is presented in (Table 1-8). The analysis has been prepared by Cresco based on inputs from other parties, namely DRA and Asanko Gold. All economics are shown after tax and appropriate royalties payable and on a 100% basis. Corporate tax in Ghana is 35%.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 1-8: Summary of Financial Outcomes

Key Project Physicals
Ore Mined	Mt	94.2
Average Grade	g/t	1.71
Gold Sold	Moz	4.69
Mine Life	Yrs	12.5

Table 1-9: Summary of Key Project Financials after Tax and Royalties on a 100% Basis

Key Project Financials		Base Case
Gold Price	US$/oz.	1 300
NPV (5%)	US$M	770
IRR	%	27
Payback	Years	3.1

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price shown in (Table 1-10).

Table 1-10: Gold Price Sensitivity

	Discount Rate
Price US$ Gold/oz	3%	5%	6%	7%	8%	IRR
1,100	497	378	328	282	241	17.3%
1,200	725	574	510	452	399	22.6%
1,300	952	770	692	621	557	27.3%
1,400	1,180	965	873	790	714	31.7%
1,500	1,407	1,160	1,054	958	871	35. 9%
1,600	1,634	1,355	1,235	1.127	1,029	39.9%

The project is less sensitive to changes in capital and operating expenditure than to the gold price

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

1.18	Gold Off-take and Sale Agreement

In October, 2013, the Company entered into an off-take agreement with Red Kite Mine Finance (“RK”) in connection with a debt facility, pursuant to which RK is entitled to purchase at market, 100% of the future gold production from the AGM to a maximum of 2.22 Moz. RK is to pay for 100% of the value of the gold ten business days after shipment. A provisional payment of 90% of the estimated value will be made one business day after delivery. The gold sale price will be a spot price selected during a nine day quotational period following shipment. The Company can terminate the off-take agreement prior to satisfaction of the conditions precedent for the Project facility by repaying all amounts outstanding under the debt facilities, subject to the payment of a termination fee in an amount dependent upon the total funds drawn under the debt facilities, as well as the amount of gold delivered under the off-take agreement at the time of termination.

1.19	Project Development

Phase 1 was approved by the Company’s Board of Directors in July 2014 and DRA was awarded an EPCM contract immediately following approval. Contractor mobilization to site occurred in August 2014 and Phase 1 development activity currently underway includes:

Plant terrace completed

161 kV line started in December 2014, to be completed in September 2015

Tailings dam construction started in October 2014

The contractor’s camp completed

Pit dewatering start December 2014 and is expected to continue for 10 months

The mining contractor mobilized to site in December 2014 and is currently clearing the pre-strip area around the Nkran pit

SMP construction started January 2015

Nkran pre-strip mining and ROM pad started

Electrical and Instrumentation installation contractor site established May 2015

Piping installation contractor site established May 2015

The major project milestones are as follows:

○	Commissioning start – February 2016

○	Steady state production of 190,000 oz Au per year average – Q2 2016

For the integration of Esaase, the Company expects to conduct a DFS by Q1 2016. Pending a positive outcome, meeting permitting requirements, and an investment decision by the Company’s Board of Directors, construction on the Phase 2 expansion could begin in Q3 2016 with steady state operation of over 400,000 oz Au per year of gold by Q1 2018.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The Company plans to carry out minor exploration activity during 2015 with the objective of identifying further oxide resources within trucking distance of the Phase 1 processing plant.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

2	TERMS OF REFERENCE

2.1	Terms of Reference

Following the acquisition of PMI Gold in early 2014, Asanko Gold Mine (“Asanko”, or the “Company”) combined their Esaase Gold Project with PMI’s Obotan Gold Project to form the AGM. Asanko are developing the AGM in two phases, with the first phase being largely based on the Obotan Project initiated by PMI. It is envisaged by the Company that the Esaase pit will be developed in a second phase, which is the subject of this PFS. The Phase 2 PFS is based on processing ore from Esaase in an expanded Phase 1 processing facility, utilising the infrastructure currently under construction.

Asanko contracted DRA, Cresco and CJM to prepare a PFS for the AGM, and a Technical Report consistent with Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

The Phase 2 PFS is based on an update of the Mineral Resources as of September 2014.

This report has also been prepared in accordance with the Joint Ore Reserves Committee (“JORC” Code) as adopted by the Australasian Institute of Mining and Metallurgy (“AusIMM”), the Australian Institute of Geoscientists (“AIG”) and the Mineral Industry Consultants Association (“MICA”).

2.2	Information Sources

DRA and CJM have been involved with Asanko on an ongoing consulting basis with respect to execution of confirmation drill planning for study requirements, recommendations on quality control implementation and database compilation. They have also been involved in mine planning, metallurgical test work and derivation of operating and capital cost estimates. Site visits have been undertaken to the AGM and Accra offices of Asanko between 2012 and November 2014.

A list of the sources of information and data contained in this report is provided in Section 27 of this report.

2.3	Competent Persons

A previous technical report for Phase 1 was completed by engineering consultants GR Engineering Services (“GRES”), who did site inspections from June 2011 to March 2012. Mr. Charles Muller, of CJM, visited the Project site in September 2014.

A review of the topography and drill hole locations was completed as part of the visit. A review of a selection of diamond drill core was also completed and logging and grades compared to observed geology, alteration and structures.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Drilling was in progress at the time of some of the initial GRES visits and drill equipment appeared to be of industry standard. Drilling and sampling practices employed by Asanko were observed and were completed to a high standard.

The laboratory used by Asanko for its sample analysis was also inspected by GRES during their visit.

Table 2-1: Participants

Ownership and permitting	Asanko Gold
Environment, Community	African Environmental Research and Consulting (AERC)
Geology	CJM
Mining	Mining One, Orelogy and DRA
Process Plant	DRA
Infrastructure and Services	DRA
High Voltage Power Supply	Cardno BEC Pty Ltd
Tailings Storage Facility	Knight Piésold
Operating Cost Estimate (Mining)	DRA
Operating Cost Estimate (Process)	DRA
Capital Cost Estimate (Mining)	DRA
Capital Cost Estimate (Process and Infrastructure)	DRA
Economic Assessment	Cresco Project Finance
Project Development	DRA
Compilation of Document	DRA

2.3.1	Qualified Persons

2.3.1.1	Resource Estimate

The MRE was undertaken by Charles Muller, MGSSA, who is a full time employee of CJM, and a Qualified Person as defined in Canadian National Instrument 43-101.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

2.3.1.2	Mining

The mining review was completed by Thomas Yeboah, PrEng who is a full time employee of DRA and a Qualified Person as defined in Canadian National Instrument 43-101.

2.3.1.3	Metallurgy

The processing review and design was completed under the supervision of Mr Glenn Bezuidenhout, FSIAMM, a full time employee at DRA and a Qualified Person as defined in Canadian National Instrument 43-101.

2.3.1.4	Economic Assessment

The information in this technical report that relates to the economic assessment is based on financial models compiled by Mr John Stanbury of CRESCO. Mr Stanbury has acquired the qualifications of BSc (Eng), BProc, LLB and MBA and has been a member of senior management in a number of mining companies across various industries. Mr Stanbury has sufficient experience to prepare the financial sections as disclosed in this technical report based on the relevant technical inputs provided by other competent persons. Mr John Stanbury is a full time employee of CRESCO and a Qualified Person as defined in Canadian National Instrument 43-101.

2.3.1.5	Overall Report

The rest of the report was compiled under the supervision of Mr Doug Heher, PrEng. Mr Heher is a full time employee of DRA and a Qualified Person as defined in Canadian National Instrument 43-101.

2.4	Frequently Used Acronyms, Abbreviations, Definitions, and Units of Measure

Unless otherwise indicated, all references to currency in this report refer to United States Dollars (US$). Frequently used acronyms and abbreviations are listed below.

Table 2-2: Acronyms and Abbreviations

Abbreviation	Meaning
AAS	Atomic Absorption Spectrometry
Ag	Silver
As	Arsenic
Au	Gold
Cu	Copper

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Abbreviation	Meaning
g	Grams
g/t	grams per metric tonne
Ha	Hectare
Hg	Mercury
ICMC	International Cyanide Management Code
kg	Kilogram
km	Kilometres
koz	Kilo ounce (troy)
l	Litres
m	Meters
mAMSL	meters above mean sea level
Ma	Million years
Mtpa	Million tonnes per annum
Pb	Lead
QA/QC	Quality Assurance and Quality Control
RC	Reverse-circulation drilling method
RQD	Rock-quality designation
Sb	Antimony
T	degrees relative to true north
t	Tonnes
tpa	Tonnes per annum
Zn	Zinc

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

3	RELIANCE ON OTHER EXPERTS

The authors have relied on advice provided by Asanko in respect of property ownership and permitting status. This information has not been independently verified by the authors.

This report relies on other experts for the description of project tenure, regional geology and environmental considerations. In particular, this report has relied on the report entitled; “Root to Title Asanko Gold Mine” dated July 2014, prepared by Kimathi and Partners Legal and Advisory Services, Accra Ghana (the “Tenement Report”).

This report has been prepared on the understanding that the property is, or will be lawfully accessible for evaluation, development, mining and processing.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

4	PROPERTY DESCRIPTION AND LOCATION

Ghana is a country on the West Coast of Africa. It shares boundaries with Togo to the east, Cote d’Ivoire to the west, Burkina Faso to the north and the Gulf of Guinea, to the south. The country’s economy is dominated by agriculture, which employs about 40% of the working population. Ghana is one of the leading exporters of cocoa in the world. Lesser cash crops include palm oil, rubber, coffee and coconuts. Cattle are farmed in northern Ghana.

Gold represents Ghana’s major export commodity, followed by cocoa and timber products. Manganese, bauxite and diamonds are also mined. Tourism is growing rapidly. Ghana is the world’s tenth and Africa’s second largest producer of gold. It is also a significant exporter of commodities such as lumber. A recent discovery of oil in the Gulf of Guinea could make Ghana an important oil producer and exporter in the next few years.

Ghana has an estimated population of 25,199,609 (July 2013 est.) and covers an area of approximately 238,500 km². Ghana has a large variety of African tribal, or sub-ethnic units. The main groups include the Akan (45%), Moshi-Dagomba (15%), Ewe (12%) and Ga (7%) people. English is the official language, a legacy of British colonial rule. Twi is the most widely spoken African language. Birth rates are high compared with world averages, and the annual rate of population growth is one of the highest in the world, although about average for sub-Saharan Africa. The majority of the population are Christian (69%) whilst the northern ethnic groups are largely Muslim (16%) and indigenous beliefs (21%) are also practiced throughout the country.

In 1957, Ghana (formerly known as the Gold Coast) became the first country in sub-Saharan Africa to gain independence. After leading the country for nine years, the nation’s founding president, Kwame Nkrumah was overthrown in a coup d’etat in 1966. After Kwame Nkrumah, Ghana was ruled by a series of military despots with intermittent experiments with democratic rule, most of which were curtailed by military takeovers. The latest and most enduring democratic period started in 1992, with the drafting of a new constitution, and it is what has gained recognition for Ghana as a leading democracy in Africa. Ghana is governed under a multi-party democratic system, with elected presidents allowed to hold power for a maximum of two terms of four years.

Most of the major international airlines fly into and from the international airport in Ghana’s modern coastal capital city, Accra. Domestic air travel is thriving and the country has a vibrant telecommunications sector, with six cellular phone operators and several internet service providers. Ghana predominantly has a tropical climate, but consists mostly of low savannah regions with a central, hilled forest belt. Ghana’s one dominant geographic feature is the Volta River, upon which the Akosombo Dam was built in 1964. The damming of the Volta created the enormous Lake Volta, which occupies a sizeable portion of Ghana’s south-eastern territory.

Ghana has substantial natural resources and a much higher per capita output than many other countries in West Africa. Nevertheless, it remains dependent on

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international financial and technical assistance. Inflation, decreasing currency exchange rate and high interest rates have caused concern in recent years, but are improving with more stringent fiscal and monetary policies. Since the early 1980’s, the government of Ghana has made a sustained effort to improve and liberalise the fiscal policies of the country in order to attract private investment and stimulate economic growth. Many state-owned companies have been privatised.

4.1	Project Location

The AGM tenements are located in the Amansie West District, of the Ashanti Region of Ghana, approximately 250 km North West of the capital Accra and some 50 to 80 km south west of the regional capital Kumasi (Figure 4-1).

The AGM areas are accessed from the town of Obuasi, northward towards Kumasi on the Kumasi-Dunkwa highway to the Anwian-Kwanta junction. The concessions cover an area of approximately 370 km2 between latitudes 6º 19’40“N and 6º 28’ 40” N; and longitudes 2º 00’ 55” W and 1º 55’ 00” W.

Asanko Gold Inc
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Bolgatanga
Wa
Tamale
Yendi
Damongo
Salaga
Kintampo
Techiman
Sunyani
Ejura
Kumasi
Asanko Gold Mine
Obuasi
Nkawkaw
Koforidua
Oda
Ho
Hohoe
Accra
Swedru
Winneba
Cape Coast
Sekondi
Tarkwa
Prestea
Axim
Aboisso
Abengourou
Bondoukou
Tanda
Bouna
Gaoua
Diebougou
Dano
Leo
Burkina Faso
Ghana
Dapaong
Lama-Kara
Bassar
Sokode
Sotouboua
Atakpame
Kpalime
Kpele
Lome
Lake Volta
2°W
0°
10°N
8°N
6°N
0 25 50 100
Kilometers

Figure 4-1: The Location of the Asanko Gold Mine in West Africa

The Asanko Gold Mine is being developed in two phases. Phase 1 is the development of the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits and was formerly owned by PMI.

It is envisaged by the Company that the Esaase pit which is located north of the Project (Figure 4-2) will be developed in a second phase of which is the subject this PFS. The Phase 2 PFS is based on processing ore from Esaase in an expanded Phase 1 processing facility, utilising the infrastructure currently under construction.

The AGM is located 70 to 80 km from Kumasi and is accessed by travelling 35 km south to Anwiankwanta Junction, and then west into the project area on surfaced and un-surfaced all weather roads.

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2°8'W
2°W
1°52'W
6°32'N
6°24'N
6°16'N
Esaase
Mpatoam
Esaase
Mepom
Sky Gold Area "D"
Dawohodo
Jeni River
Sky Gold Area "C"
Gyemera Forest Reserve
Gyemera Extension Forest Reserve
Gyeni River Forest Reserve
Abore
Abore
Asuadai
Adubea
Dynamite Hill
Mmooho
Besease
Midlands Kaniago
Adubiaso
Abirem
Gyagyatreso
Kaniago
Nkran
Datano
New Obuase
Afiefiso
Asenanyo River Forest Reserve
Anwhiaso East Forest Reserve
Apamprama Forest Reserve
Oda River Forest Reserve
0 2.5 5 10 Kilometers
Legend
Towns
Deposits
Project Areas
Obotan Project
Esaase Project

Figure 4-2: The Location of the Various Tenements making up the Asanko Gold Mine

4.2	Status of Surface and Mineral Title

The authors have not independently verified, nor are they qualified to independently verify the legal status of the mineral properties in Ghana in which Asanko have an interest. In preparing this report, the authors have assumed that the properties are lawfully accessible for evaluation and also mineral production. The areas of the respective mining leases and concessions are tabulated in (Table 4-1).

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Table 4-1: Asanko Gold Mine Mining Lease and Concession Areas

Esaase Mining Lease and Concession Areas
Concession	Licence Type	Size km2
Esaase Project Concessions
Esaase	Mining Lease	28.77
Jeni River	Mining Lease	43.45
Dawohodo	Prospecting	11.37
Mepom	Prospecting	2.65
Mpatoam	Prospecting	8.68
Sky Gold Area “C”	Reconnaissance	4.57
Sky Gold Area “D”		1.29
Esaase Total	6	100.78

Obotan Mining Lease and Concession Areas
Concession	License Type	Size km2
Obotan Project Concessions
Abirem	Mining Lease	47.20
Abore	Mining Lease	34.18
Adubea	Mining Lease	13.38
Afiefiso	Prospecting	8.44
Datano	Mining Lease	53.71
Gyagyatreso	Prospecting	10.83
Kaniago	Prospecting	25.27
New Obuase	Prospecting	27.67

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Asanko Gold Mine Phase 2
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Obotan Mining Lease and Concession Areas
Concession	License Type	Size km2
Besease	Prospecting	15.55
Midlands Kaniago	Prospecting	27.75
Mmooho	Prospecting	5.76
Obotan Total	11	269.74

The lease / concession boundaries have not been legally surveyed, but are described by latitude and longitude via degree

4.2.1	Location of the Property

Asanko holds six (6) mining leases, ten (10) prospecting licenses, and one (1) reconnaissance license which collectively make up the AGM and spans 30 km strike length of the Asankrangwa Gold Belt. The AGM is made up of the Esaase Project area, (Figure 4-2) above indicated in blue and Phase 1 indicated in red which consists of a series of contiguous concessions. These concessions cover an area of approximately 370 km2, between latitudes 6° 11’ 54.985” N and 6° 35’ 33.074” N, and longitudes 2° 4’ 59.195” W and 1° 51’ 25.040” W.

Asanko’s concessions within the Asankrangwa Gold Belt consist of six (6) mining leases and ten (10) prospecting licenses and one (1) reconnaissance license. Of these concessions, four mining leases make up the AGM (Table 4-2). The mining law divides the various licenses that can be granted for a mineral right into three sequential categories, reconnaissance license, prospecting license and a mining lease, defined under the Minerals and Mining Act 2006 (Act 703), as follows:

4.2.2	Reconnaissance License (Sections 31-33)

A reconnaissance license entitles the holder to search for specified minerals by geochemical, geophysical and geological means. It does not generally permit drilling, excavation, or other physical activities on the land, except where such activity is specifically permitted by the license. It is normally granted for 12 months, and may be renewed for a period not exceeding 12 months, if it is in the public interest. The area extent is negotiable, related to the proposed reconnaissance program.

4.2.3	Prospecting License (Sections 34-38)

A prospecting license entitles the holder to search for the stipulated minerals and to determine their extent and economic value. This license is granted initially for a period of up to three years covering a maximum area of 150 km2. This may be renewed for an additional period of two years, but with a 50% reduction, or “shedding off” in the

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size of the license area if requested. A prospecting license will only be granted if the applicant shows adequate financial resources, technical competence and experience and shows an adequate prospecting program. It enables the holder to carry out drilling, excavation and other physical activities on the ground.

4.2.4	Mining Lease (Sections 39-46)

When the holder of a prospecting license establishes that the mineral to which the license relates is present in commercial quantities, notice of this must be given to the Minister of Lands, Forestry and Mines and if the holder wishes to proceed towards mining, an application for a mining lease must be made to the Minister within three months of the date of the notice.

Table 4-2: Tenement details for the 4 Mining Leases making up the Asanko Gold Mine

Tenement name	100% owned title holder	Minerals Commission file	Current grant date	Current expiry date	Status of license	Distributed profit interest	3rd party NSR on License
Esaase	Keegan	EPA/PR/PN/804	04/09/1990	03/09/2028	Mining area applied for	10%	0.5%
Abore	Adansi	PL 6/303	02/11/2012	01/11/2017	Valid	10%
Abirem	Adansi	PL 6/303	28/03/2013	27/03/2026	Valid	10%
Adubea	Adansi	PL 6/310	02/11/2012	01/11/2018	Valid	10%	0.5%

4.3	Financial Agreements

All concessions carry a 10% free carried interest in favour of the Ghanaian government. The government interest only comes into effect at the production stage. The leases are also subject to a 5% royalty payable to the government of Ghana. In addition, the Adubea concession is also subject to an additional 0.5% royalty to the original concession owner. The Esaase mining lease is also subject to an additional 0.5% royalty to the Bonte Liquidation Committee (“BLC”).

4.4	Environmental Liabilities

On advice from Asanko, under the current ownership arrangement and status of holdings, there is no environmental liability held over Asanko for any of the AGM concessions relating to Phase 1 and Phase 2, with the exception of project works to date.

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4.5	Permitting Status

The Esaase, Abore, Abirem, and Adubea Mining Leases contain all of the resources defined to date. All other concessions held by Asanko in the area contain exploration potential defined to date and in some instances locations for infrastructure. The EPA grants permits on a perennial basis to conduct exploration. On advice from Asanko, with respect to the Project areas, all permitting within the afore-mentioned governmental permitting structure is up to date and accounted for.

Prior to approval to commence operations being granted by the Ghanaian government the Company completed an ESIA and EIS for Esaase which have been submitted to the EPA for final approvals, which are still pending.

The environmental and social studies will be expanded to include the integration of Phase 1 and Phase 2 during the development of the Phase 2 DFS. In particular, the servitude for the overland ore conveyor will require planning and permitting, which will be completed during the DFS.

In November 2012, the Company formally received mining leases on the Abore-Abirem and Adubea prospecting licences. The mining leases have been granted for different periods, with the Abore lease expiring on 1 November 2017, the Abirem lease expiring on 27 March 2026, and the Adubea lease due to expire on 1 November 2018. All leases are renewable under the terms of the Minerals and Mining Act, 2006. In conjunction with the formal issue of the mining leases, the company also received a key water discharge permit which will allow the commencement of dewatering operations of the Nkran and Adubiaso Pits. As such, all necessary permits for construction of Phase 1 of the AGM have been obtained and at the time of writing of this report the construction was over 50% complete.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Topography, Vegetation and Climate

The AGM lies in the Amansie West District of the Western Region of Ghana. The AGM is located in hilly terrain dissected by broad, flat drainages that typically form swamps in the wet season between May and late October. Hill tops are generally at very similar elevations, reflecting the elevation of a previous erosional peneplane that is now extensively eroded. Maximum elevations are around 80 metres above sea level, but the areas impacted by the project generally lie at less than 50 metres elevation. Despite the subdued topography, hill slopes are typically steep. Ecologically the AGM is situated in the wet evergreen forest zone.

The concession area is covered by a series of low, gently undulating hills, which rarely exceed 680m in elevation. The soils of the area fall within the Bekwai and Nzema Oda classification. The soils of the Bekwai series are found on the summits and some upper slope sites of the hills of the area. They are generally deep to very deep (over 20 cm), humus, well drained, red in colour, loam to clay loam, gravelly and concretionary, with well-developed sub angular blocky structure and clay cutans within sub-soils. The soils are acidic throughout the profile. A typical profile of the Bekwai series consist of a thick topsoil of up to 19 cm of dark brown to dusky red, humus stained, loam to clay loam, weak fine granular structure with moderate acidic reaction. The soils of the Nzema Oda series are heavy textured soils developed on alluvial deposits along streams of the area. The soils are poorly drained and are subjected to flooding during the wet seasons, and are greyish in colour with prominent yellowish orange mottles. The soils are deep, acidic with clay loam to clay textures but are structureless in the sub-soils. Few quartz gravels and stones may be encountered at the base of the profile. Evaluation of the soils for agricultural production revealed that the upland soils are suitable for the production of a number of climatically suited tree and food crops, as well as cereals, legumes and vegetables. Tree crops such as cocoa, coffee, citrus, oil palm, avocado pear and mangoes will do well on these soils. Cassava, yams, plantain and banana can be grown successfully on these soils. Maize is a common crop in the area.

The site is largely transformed and has experienced extensive degradation in recent years. The main land uses include secondary forest, subsistence and cash crop farming and artisanal mining.

There are several local villages near the AGM site, the closest to the plant site is the Manso Nkran village, while the villages of Tetrem and Esaase are in close proximity to the Esaase deposit.

The annual rainfall is in the range of 1500 mm to 2000 mm and temperatures range from 22°C to 36°C. The major rainy season takes place from April to July followed by a minor rainy season from September to October. AGM has operated without cessation, or delay throughout both of the rainy seasons.

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5.2	Access

The Obotan Project Area is accessed from the city of Kumasi, south towards Obuasi on the Kumasi–Dunkwa highway to the Anwian–Kwanta junction then approximately 20 km west from this junction through Poano and Antoakurom on a tarred road onto a laterite road for approximately 30 km through Manso Akropon, Manso Atwere, Manso Nkwanta, Suntreso, Gyadukurom to Abore. At Abore, the road branches northwest to Akuntam, then northeast to Nkasu. At Gyadukurum, the road branches off south to Asuadai, Dynamite Hill, and Adubea. At Adubea, the road continues south to Kumpese and westward to Abirem, to Besease, then north to Mmooho. At Kumpese, the road branches south to Akwasiso, south west to Koninase and to Nkran and Adubiaso. Areas of interest within the concession are reached via a combination of secondary roads, four wheel drive tracks, logging roads, and farming / hunting footpaths.

The Esaase Property is accessed from the city of Kumasi city by taking the tarred Sunyani-Kumasi road west for 10 km to the Bibiani Junction at Abuakwa and then southwest for 10 km along the tarred Bibiani-Kumasi highway to the village of Wiaso. A secondary tarred road is taken 8 km south from Wiaso to the village of Amankyea. Secondary gravel roads can be taken for a further 11 km via the villages of Ahewerwa and Tetrem.

The Esaase deposit itself is accessed by a series of secondary roads constructed either by the former Bonte Gold Mines, or by Asanko.

5.3	Existing Infrastructure and Services

Current site infrastructure with respect to the Obotan concessions consists of an office complex, core storage area, (to be relocated) and accommodation facility located just west of the village of Nkran:

●	Local facilities of importance to exploration and mining include towns, villages, roads, trails, power lines, rivers and rail roads

●	The principal towns within the area are Abore and Adubea

●	Akwasiso and Nkran are the principal towns within the mining area

●	Surrounding villages are connected to the national electrical grid

●	There is grid power to the Nkran area, the former processing plant and town site

●	Most areas are adequately serviced by several cellular telephone suppliers

●	The principal towns have potable water and health posts which cover local needs

●	Two narrow gauge railroads serve the western and central parts of the country. One runs eastwest from Accra to Takoradi; and the other, northsouth from Takoradi to Kumasi (via Dunkwa)

●	Ghana has a good base of skilled exploration and mining personnel

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The following resources are available for the Esaase concession areas:

●	The Esaase exploration camp and surrounding villages are connected to the national electrical grid

●	The Project is in an area well serviced by the Ghana national power grid with at least two alternate points of supply within a 50 km radius of the plant site

●	Mobile phone communication is accessible in most parts of the concession

●	Hospitals and most government offices are available in Kumasi

●	Food and general supplies are also purchased in Kumasi

Ghana has a mature mining industry that has resulted in the local availability of both skilled and unskilled personnel

5.4	Sufficiency of Surface Rights

The Project exploration concessions are owned 100% by ADC Ghana, a fully owned operating subsidiary of Asanko Gold Inc. The government of Ghana retains the right to take a 10% free carried interest in the project under Section 8 of the Ghanaian Mining Act.

When Asanko acquired the Esaase concessions, there was a mining lease in place from the historical alluvial mining operations. The Minister of Lands and Natural Resources granted the other Mining Leases to PMI in November 2012 prior to the acquisition of PMI by Asanko in early 2014.

The formal grant of these three Mining Leases, renewable under the terms of the Minerals and Mining Act, 2006, followed the favorable recommendation by the Minerals Commission of Ghana in September 2012.

The Mining Leases cover a total area of 166.98 sq km, encompassing the six key deposits at Asanko Gold Mine, the main Nkran and Esaase deposits and the smaller satellite deposits, Abore, Adubiaso, Dynamite Hill and Asuadai.

In conjunction with the formal issue of the Mining Leases, PMI also received a key water discharge permit for the Asanko Gold Mine, Phase 1 operation which will allow them to commence its dewatering operations of the Nkran and Adubiaso pits.

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6	HISTORY

6.1	Introduction

Formerly the Project area was owned by Resolute’s - Amansie mining operations, commonly known as the Obotan Mine. The summary of previous activities as recorded in the Minerals Commission book “Gold deposits of Ghana” (Griffis, R.J., Gold Deposits of Ghana, 2002, pp 154 to 156) is included here (italics) as the best available synopsis. The Obotan tenement contains the historical Resolute Amansie, Nkran gold mine, which closed in 2002 having produced 730,000 oz Au at an average grade of 2.2 g/t Au.

The Esaase area was previously mined by an alluvial mining company called Bonte Resources which went into liquidation, returning the concessions to the Government of Ghana. The concessions were obtained by Asanko, then called Keegan Resources, and were subject to a rigorous exploration program which discovered the Esaase deposit.

6.2	Project Area

6.2.1	Abore Area

The Abore prospect is located approximately 45 km south-west from Kumasi and about 9 km west of Manso Nkwanta, the district capital. The Nkran open pit operation is located about 12.5 km south of Abore and the Bonte Gold alluvial operations, (now the Keegan Resources Esaase gold project) are about 10 km to the north. The area falls within a relatively high rainfall area (1,500 -2,000 mm/yr) and the vegetation is mainly of the tropical forest deciduous type that dominates south-western Ghana.

The immediate area of Abore has only moderate relief. However, to the north are the Manso Nkwanta highlands, (Gyeni River Forest Reserve with maximum elevation of about 600m AMSL) where the relief is about 300m. Immediately south of the town of Abore (approximate elevation of 180m AMSL in town area) there is a very prominent, circular hill of bare granite with a relief of about 170m.

Early examinations of the district by Gold Coast Survey geologists (Cooper, GC Geological Survey Annual Report 1932 - 33, pp 37 - 38), noted the very widespread pitting in the district, (see section on the Nkran mine). The artisanal miners were mainly targeting alluvial and eluvial gold occurrences.

On a regional basis it was observed that many of the bedrock occurrences are aligned along parallel northeast to north northeast structural zones. The western structure includes old pits near Aburi, (now Abore, or Abori). Junner (1935) summarized descriptions of the major known deposits in the district, but no specific mention was made of any occurrences north of Abore.

The general area certainly attracted some attention in the gold rushes of 1898 - 1901 and again in the 1930’s, as indicated on concession maps from those periods. However, there appears to be no record of the work done on most of the concessions,

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with the exception of the Bilpraw mine. In the 1930’s, the well known Chief Joseph Biney of Ashanti Goldfields fame held a small concession (13 km2) close to Abore, (the Adubea concession now held by Asanko) and a group known as the Akan Syndicate held a 26 km2 concession in the highlands north of Abore village.

It was not until the early 1990’s that the area attracted further attention this was mainly because of the successful exploration work carried out on the adjacent concession where the Nkran deposit is located. Alluvial mining had also started up on the nearby Jeni and Bonte rivers to the north. The Abore area was covered in a prospecting concession granted to the Oda River Gold small scale mining licence (Asuadai prospect) at Adubea.

In the mid-1990’s, Mutual Resources of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River group and commenced a regional exploration program on the concession (covering 73 km2). Prospecting in the area north of Abore revealed artisanal mining in alluvial areas, as well as many old Ashanti pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-north-east trending gold anomaly over the area of artisanal mining (bedrock areas). The anomaly is several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings. Trenching in the area confirmed continuous bedrock mineralization over a distance of at least 1,000 m with widths in the range 50 - 100m. The mineralization consists of a broad quartz stock work system hosted mainly by a north northeast trending intermediate granitoid intrusion. The early artisanal pitting was focused mainly on narrow quartz veins associated with the stock work system. Drilling in the area (mainly RC, but considerable DC as well), has outlined a sizeable resource, (now known as the Abore north prospect)

In the late 1990’s, Mutual’s interest in the project was bought out by Leo Shield, (now Shield Resources). In early 2001, an agreement was reached with Resolute whereby ore was trucked from Abore north to the Nkran plant for treatment.

6.2.2	Nkran Area

The Nkran pit is located approximately 40 km west northwest of Obuasi and just east of the Ofin River. Good road access to the area is available via a partially tarred road from the Bekwai junction (Awiankwanta) on the main Obuasi-Kumasi highway. The area is part of the general Manso Nkwanta, or Amansie west district and features rolling hills with topographic relief generally in the range 50 - 100m, but rising considerably in the rugged hills north of Manso Nkwanta where relief is usually more than 200m. The high rainfall (1,500 - 2,000 mm/yr) in the area produces thick vegetation although the primary forests are quite limited and mainly restricted to a few forest reserves. There are many small farming villages throughout the general area along a network of gravel roads. Most of the farming is intended for local needs and consists mainly of plantain, corn and cassava, but important cash crops include cocoa, oil palm and citrus fruit.

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The area appears to be quite important from the view point of historical artisanal gold mining that dates back many generations and remains quite extensive to the present day. As noted by Junner (1935) ‘One of the outstanding features of this area (Manso Nkwanta District), which was examined by Dr Cooper in 1932, is the colossal number of old native pits sunk chiefly for alluvial and elluvial gold.’

The Nkran deposit appears to correlate with Junner’s description of the Jabokassie (Tewoakrom) prospect, which he described very briefly as being ‘one mile west of Nkrang and 19 km south-west of Mansu Nkwanta. The exposure of the ore body was a stock work of sub-vertical and flat lying irregular narrow veins of quartz in a dyke of quartz porphyry intruding spotted phyllites. The European workings consist of adits and drives, which run 80m into the hill on the site of old native workings, which extend for nearly 610m in a north-east-south-west direction. The samples dollied by Dr Cooper gave variable results, mostly poor.’

In the late 1980’s, this prospect attracted the attention of consultant Dr Alex Barko who recommended the area to one of his local Client groups and Obotan Minerals subsequently applied and received a prospecting concession covering about 106 km2 over the general area. A minor amount of prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential because of the extensive gold in the nearby Offin River (held by Dunkwa Goldfields), as well as the alluvial gold project being developed at the time, a little further north in the Bonte area. In the early 1990’s, the Obotan concession was examined by American consultant Al Perry who was working on behalf of two related Australian juniors, Associated Gold Fields NL and Kiwi International Resources Limited.

Perry negotiated an option on the concession and proceeded to focus on the known prospects at Nkran deposit, (formerly known as Jabokassie) and to carry out a regional soil geochemical survey that identified numerous anomalies around Nkran. The new group moved quickly to access the open pit potential of the Nkran prospect. They carried out an early stage RC drill program that returned very encouraging results over a wide zone of bedrock mineralization, which extended along strike for about 600 m. The broad, low-lying Nkran had relief of only about 40m with oxidation extending to depths of 40m.

By early 1995, resource estimates (measured, indicated and inferred) were reported as 4.8 Mt averaging 3.7 g/t Au with contained gold of approximately 600,000 oz Au. A feasibility study was completed and a mining lease was granted in late 1995.

This exploration work was noted by the emerging Australian gold producer, Resolute Samantha, (now Resolute Limited), who were keen to gain an entry into the rapidly expanding gold mining sector of Ghana. A deal was completed by May 1996 whereby the combined interests of Kiwi and Associated Gold Fields were bought out by Resolute who immediately reviewed and expanded the scope of the project. This was achieved mainly by conducting further RC and DC drilling to increase resources to a depth of 150m at Nkran and to further assess the known mineralization at nearby Adubiaso.

A revised mine development plan was completed by the end of July 1996 and a decision was made to proceed into production at a rate of 1.4 Mtpa. Initial mining was

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started early in 1997 and by May 1997, the first gold was poured. The fast tracking of this project into production in about 8 months was made possible by the very experienced team assembled by Resolute and the prime contractor, Lycopodium, who were responsible for the design and construction of the treatment plant.

6.2.3	Adubiaso Area

During the late 1990’s, the Nkranplant started to process oxide ores from the Adubiaso gold deposit, located about 7.5 km north-north-west of Nkran. At Adubiaso, there is a steep dipping (approximately 65°east) quartz vein system cutting across Birimian metasediments, which dip steeply (approximately 75o) to the west. The vein system appears to be related to a north-east fracture system (distinct from the Nkran structure) along the contact zone between dominantly phyllitic units on the east and coarser greywackes on the west, which host most of the gold bearing veins. The central part of the vein system is 15 - 20m wide but it tapers to about 10m at both ends; the vein system has a strike length of about 700 m although the main area of economic significance is the central 300m of the zone.

As at Nkran, there are narrow granitoids running generally parallel to the Adubiaso orebody in the pit area, but these are un-mineralised. It is also noteworthy that, at Adubiaso, the gold mineralization is restricted to the quartz veins and the metasedimentary host rocks are essentially barren, whereas at Nkran the gold values extend well into the host rocks.

6.2.4	Asuadai Project Area

There are numerous other prospects in the immediate vicinity that may eventually be mined. The Asuadai prospect is within a 10 km radius of the Nkran project area. The prospect features a massive intermediate (tonalite) granitoid hosting a quartz stock work system. Local artisanal miners have undertaken minor pitting in the region down to 5 to 10m through the oxide material to expose these stock work vein sets.

6.2.5	The Esaase Project Properties

Artisanal mining has a long history in the Bonte Area (where the Project Area is located), associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers between 1900 and 1939. However, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (AAGM) and was later transferred to Bonte Gold Mining (BGM), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000 oz Au of alluvial gold on the Esaase concession and another 300,000 oz Au downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous placer gold production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources.

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The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Asanko, then called Keegan Resources, signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three year period of work commitments and option payments. Since mid 2006, Asanko has undertaken an aggressive exploration program combining soil geochemistry and geophysical surveys followed by DC and RC exploration drilling.

6.3	Asanko Gold Mine – Phase 1 - Historical Mineral Resource and Reserve Estimates

The historical Mineral Resources and Reserves quoted in this section have been superceded by the current Mineral Resources (Section 14) of this report. The historical estimates have not been verified by the Qualified Person (“QP”) of this report, and therefore should not be relied upon. The current resources and reserves were not based on the historical estimates in any way, and the historical estimates are only quoted to provide historical context. A summary of the Resource and Reserve estimation history is provided in (Table 6-1) below.

Table 6-1: Obotan Mineral Resource Estimation History

Company	Category	Year
Kiwi / Associated Gold Fields	Resource	1995
Resolute Mining	Resource and Reserve	1996
Resolute Mining	Resource and Reserve	1998
Leo Sheild	Abore Resource	1998
Resolute Mining	Resource and Reserve	1999
Hellman & Schofield (H&S)	Resource	2011
SRK	Resource	2011
SRK	Resource	2012
GRES	Reserve	2012
CJM	Resource	2014

The first comprehensive resource estimate for the Nkran ore body was prepared by the Kiwi / Associated Gold Fields joint venture in early 1995 (Table 6-2). This was based on 4,100m of RC drilling and an additional 1,750m of DC drilling.

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Table 6-2: Kiwi / Associated Gold Fields1995 – Nkran Historical Gold Resource Estimates

Category	MRE
Measured	3.2Mt @ 3.5g/t Au (360,000 oz Au in situ)
Indicated	1.4Mt @ 2.8g/t Au (120,000 oz Au in situ)
Inferred	1.5Mt @ 2.8g/t Au (130,000 oz Au in situ)
Total	6.1Mt @ 3.2g/t Au (610,000 oz Au in situ)

The above estimates did not distinguish between oxide and primary (sulphide) resources since both are free milling. However, there does appear to have been a near surface enrichment and mushrooming of the ore body close to surface and it is likely that a majority of the measured resources were within the oxide zone. The resource estimates were taken to depths of about 100m below surface.

When Resolute took over, it became an immediate priority to expand resources in order to justify a larger open-pit operation. This was achieved by defining resources at Nkran to a depth of 150m and by adding modest resources from the nearby Adubiaso prospect. In their 1996 Annual Report, Resolute reported the reserve and resource estimates for the Obotan concession shown in (Table 6-3), which were based on about 6,570m of RC and 4,860m of DC drilling.

Table 6-3: Resolute 1996 - Obotan Concessions Historical Mineral Resource and Reserve Estimates

Category	Mineral Resource and Reserve Estimates
Proven and Probable Reserves	10.15 Mt @ 2.11 g/t Au (689,000 oz Au)
Measured and Indicated Resources 1	4.05 Mt @ 1.86 g/t Au (242,000 oz Au)
Inferred Resources	7.70 Mt @ 1.81 g/t Au (448,000 oz Au)

Note 1 M&I Resources stated exclusive of mineral reserves.

This was the basis for a Bankable Feasibility Study (“BFS”) by the Lycopodium group with the view to processing 1.4 Mtpa. Ongoing exploration drilling expanded the Mineral Resource and Reserve estimate after the mine started production in the second quarter of 1997.

The Mineral Resource and Reserve estimates as given in the 1998 Annual Report are shown in (Table 6-4).

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Table 6-4: Resolute 1998 - Obotan Concessions Historical Mineral Resource and Reserve Estimates

Category	Mineral Resource and Reserve Estimates
Proven and Probable Reserves	9.97 Mt @ 2.7 g/t Au (849,259 oz Au)
Measured and Indicated Resources1	27.25 Mt @ 2.2 g/t Au (1,927,246 oz Au)
Inferred Resources	0.975 Mt @ 1.66 g/t Au (46,834 oz Au)

Note 1 M&I Resources stated exclusive of mineral reserves.

(Table 6-5) shows that, as of June 1999, Reserve and Resource estimates had changed little.

Table 6-5: Resolute 1999 - Obotan Concessions Historical Mineral Resource and Reserve Estimates

Category	Mineral Resource and Reserve Estimates
Proven and Probable Reserves	6.1 Mt @ 2.46 g/t Au (485,190 oz Au)
All Resources2	28.4 Mt @ 2.17 g/t Au (1,982,245 oz Au)

Note 2 All resources include inferred resources.

Note Tables 6-2 to 6-5 do not comply with current NI43-101 disclosure practice.

The main difference in the estimates historically is that whilst the overall resource remains quite high, the mineable reserves have dropped considerably and have not been replaced. More recent estimates will likely see some addition in the resource estimates, but the impact of the higher and rising gold prices may result in lowering of the cut-off grade and an increase in resources.

The Nkran project came on stream in May 1997, under budget and at least one month ahead of schedule. The plant was designed and constructed by the Lycopodium group of Western Australia whose extensive previous experience in Ghana was important in bringing the mine into production in about an eight month period at lower than projected costs.

The capital cost was US$32 million for an operation with an annual plant throughput of 1.4 Mtpa and gold production of about 120,000 oz Au per year. These costs include mainly plant, infrastructure and pre-mining costs, but exclude the mining equipment, which was provided by the mining contractor.

The design capacity of the plant was 1.4 Mtpa for primary ore and it was expected that considerably higher throughput 2 Mtpa would be achievable very early on

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because most of the ore would be from the softer oxide zone. Very early on, plans were made to expand the primary ore production to about 2 Mtpa with very modest additional capital cost.

The plant design was a fairly ’standard’ and well-proven design, which incorporates a coarse crusher and SAG mill, a Knelson concentrator, CIL circuit and a desorption plant. As expected, the throughput of oxide ores exceeded 2 Mtpa. A later design modification incorporated an additional crushing stage so that a finer and more homogenous feed would be supplied to the SAG mill and thereby increasing the treatment of the harder sulphide ores to at least 2 Mtpa. The plant design originally had only one Knelson concentrator, but with the increased throughput and relative abundance of easily liberated free gold, a second Knelson bowl was added. The severe power shortages from the national grid starting in 1997 resulted in the installation of a standby power plant, which allowed Resolute to maintain a steady throughput.

The official production figures published by the Ghana Chamber of Mines since the start-up of operations are as given in (Table 6-6).

Table 6-6: Obotan Historical Processed Ore by Date

	1997	1998	1999
Processed Ore (Mt)	0.664	0.664	0.664
Gold Production (oz Au.)	39,903	39,903	39,903
Recovered Grade (g/t Au)	1.87	1.87	1.87

The original cash operating costs were projected to be just below US$220/oz Au. but at the time in a declining gold price environment, efforts were made to reduce the operating costs considerably. The high throughput and favourable recovered grades in 1998 resulted in a reported cash operating cost of US$162/oz Au. This would equate to about US$12.33/t of ore processed. The lower throughput and recovered grades in 1999 were expected to improve in the remaining years of production to about 150,000 oz Au per year at an anticipated cost in the range of US$80-200/oz Au.

(Table 6-7) gives the Leo Shield (1998 annual report) estimate of Indicated and Inferred Abore resources (based on JORC reporting standards).

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Table 6-7: Leo Shield 1998 - Abore Historical Mineral Resource Estimate

Category	Mineral Resource Estimates
Indicated Resources	2.057 Mt @ 2.4 g/t Au (156,000 oz Au in situ)
Inferred Resources	2.588 Mt @ 1.7 g/t Au (139,400 oz Au in situ)

The above are based on a cut-off grade of 0.7 g/t Au and the average width of the mineralisation is approximately 35m. The sulphide resources were estimated to an average depth of approximately 100m. The above estimates include both oxides and primary zone sulphides, whilst the transitional material is included with the sulphides. The total oxide resource is estimated to be approximately 1.68 million tonnes @ 2.2 g/t Au (approximately 119,000 oz Au in-situ). The above estimates are based on 355 RC (about 28,600 m) and 13 DC drill holes (1,560m). As noted earlier, the limited resource base made a stand-alone project not viable with the then gold prices.

Hellman and Schofield (“H&S”) were commissioned by PMI in 2010 to conduct a MRE for the Project areas utilising analytical data made available to H&S up to the close of the data set on the 23rd of June 2010. The February 2011 MRE was based on a 0.5 g/t Au cut-off for all deposits except for the Nkran underground which utilised a 1.5 g/t Au cut-off. Results of the 2011 MRE are shown in (Table 6-8) below.

Table 6-8: Historical Mineral Resource Estimates for Obotan 2011 (H&S)

Project Area	Indicated			Inferred
	Tonnes	Au g/t	Ounces	Tonnes	Au g/t	Ounces
Abore	1,020,000	1.51	49,000	2,235,000	1.4	98,000
Adubiaso	1,033,000	1.58	53,000	2,667,000	1.3	113,000
Asaudai	390,000	1.29	16,000	1,131,000	1.3	48,000
Nkran OC	539,000	1.58	27,000	5,946,000	2.0	385,000
Nkran UK	82,000	4.12	11,000	3,658,000	3.5	409,000
Total - All Areas	3,064,000	1.59	156,000	15,637,000	2.1	1,053,000

Subsequent to the H&S 2010 estimation, PMI drilled a further 85 DC drill holes totalling 26,605m during 2011, focussing mostly on the Nkran resource. SRK was commissioned to conduct an updated MRE in accordance with NI 43-101 guidelines for the Asanko Gold Mine – Phase 1 deposits including the additional drilling data from June 2010 to August 2011. The SRK October 2011 MRE utilised a 0.5 g/t Au cut-off grade for all deposits and is summarised in (Table 6-9) below.

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Table 6-9: SRK October 2011 Mineral Resource Estimate

2011	Measured			Indicated			Inferred
	Tonnes (millions)	Grade (g/t Au)	Oz (millions)	Tonnes| (millions)	Grade (g/t Au)	Oz (millions)	Tonnes (millions)	Grade (g/t Au)	Oz (millions)
Nkran	11.10	2.76	0.98	19.70	2.42	1.52	12.60	2.54	1.02
Adubiaso	1.07	2.78	0.09	2.60	2.30	0.19	0.87	2.06	0.05
Abore	2.50	1.88	0.15	3.99	1.80	0.23	3.40	1.72	0.18
Asuadai	N/A	N/A	N/A	1.21	1.71	0.06	0.67	1.95	0.04
Total	14.67	2.66	1.22	27.5	2.32	2.00	17.54	2.35	1.29

Subsequent to the SRK October 2011 MRE, PMI drilled a further 110 DC drill holes for 28,835m from August 2011 to January 2012 with the focus of the drilling on all five Asanko Gold Mine – Phase 1 deposits. SRK completed an updated MRE in accordance with NI 43-101 guidelines. The SRK March 2012 MRE utilised a 0.5 g/t Au cut-off grade for all deposits and is summarised in (Table 6-10) below.

Table 6-10: SRK March 2012 Mineral Resource Estimate

Deposit	Measured			Indicated			Inferred
	Tonnes (millions)	Grade (g/t Au)	Oz (millions)	Tonnes (millions)	Grade (g/t Au)	Oz (millions)	Tonnes (millions)	Grade (g/t Au)	Oz (millions)
Nkran	11.74	2.55	0.96	20.41	2.12	1.39	14.74	2.21	1.05
Adubiaso	1.50	2.98	0.14	2.67	2.41	0.21	1.25	1.91	0.08
Abore	2.33	1.78	0.13	3.70	1.53	0.18	3.92	1.50	0.19
Asuadai	N/A	N/A	N/A	2.44	1.28	0.10	2.00	1.33	0.10
Total	15.57	2.47	1.23	29.21	2.00	1.88	21.91	1.99	1.40

Subsequent to the SRK March 2012 MRE, PMI commissioned GRES to complete a DFS Study and Mineral Reserve for the Project. The Mineral Reserve stated in the 2012 GRES DFS was based on the SRK March 2012 MRE and a gold price of US$1300/oz Au. A summary of the 2012 Mineral Reserve is found in (Table 6-11) below.

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Table 6-11: GRES September 2012 Mineral Reserves

Deposit	Classification	Tonnage (Mt)	Au Grade (g/t)	MOz Au
Nkran	Proven	11.5	2.47	0.92
	Probable	14.6	2.17	1.02
Adubiaso	Proven	1.2	2.8	0.1
	Probable	1.3	2.62	0.11
Abore	Proven	2.1	1.7	0.11
	Probable	1.9	1.7	0.1
Asuadai	Proven	0	0	0
	Probable	1.6	1.22	0.06
Total	Proven	14.8	2.39	1.14
	Probable	19.4	2.08	1.3
	Total	34.2	2.21	2.43

Subsequent to the SRK March 2012 MRE, Asanko commissioned CJM Consulting to complete an updated MRE for the Asanko Gold Mine – Phase 1 deposits, upon which the Mineral Reserve stated in this report is based. CJM completed an updated MRE in accordance with NI 43-101 guidelines.

The CJM October 2014 Obotan MRE included no additional drilling on the Nkran, Abore, Adubiaso, and Asuadai deposits, but included a maiden resource for the Dynamite Hill deposit. A total of 17,977m of additional drilling on Dynamite Hill were included in the updated 2014 MRE and a 0.8 g/t Au cut-off grade was utilised for all deposits. A summary of the CJM October 2014 MRE is found in (Table 6-16).

6.4	Historical Resource and Reserve Estimates for Esaase

Mineral Resource estimates were released by Coffey Mining on behalf of Asanko in 2007, 2009 and 2011 for the Esaase concessions. These resource tables are summarised in (Table 6-12 and Table 6-13 and Table 6-14).

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Table 6-12: Mineral Resources for the Esaase Gold Project dated December 2007 (Coffey Mining)

Resource Category	Cut-off Grade	Tonnage	Gold Grade	Gold Metal	Gold Metal
	g/t Au	Mt	g/t Au	koz Au	Moz Au
Indicated	0.4	6.94	1.2	264	0.26
	0.6	5.41	1.4	240	0.24
	0.8	3.97	1.6	208	0.21
	1.0	2.85	1.9	176	0.17
	1.2	2.10	2.2	150	0.15
Inferred	0.4	43.89	1.1	1 620	1.62
	0.6	31.94	1.4	1 432	1.43
	0.8	23.16	1.7	1 237	1.24
	1.0	17.07	1.9	1 062	1.06
	1.2	12.99	2.2	919	0.92

Table 6-13: Mineral Resources for the Esaase Gold Project dated April 2009 (Coffey Mining)

Resource Category	Cut-off Grade	Tonnage	Gold Grade	Gold Metal
	g/t Au	Mt	g/t Au	koz Au
Indicated	0.4	57.99	1.2	2.28
	0.5	49.25	1.4	2.15
	0.6	41.94	1.5	2.02
	0.7	35.75	1.7	1.89
	0.8	30.66	1.8	1.77
	0.9	26.32	2.0	1.66
	1.0	22.78	2.1	1.55

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Resource Category	Cut-off Grade	Tonnage	Gold Grade	Gold Metal
	g/t Au	Mt	g/t Au	koz Au
Inferred	0.4	41.66	1.2	1.65
	0.5	34.05	1.4	1.55
	0.6	28.57	1.6	1.45
	0.7	24.43	1.7	1.36
	0.8	20.65	1.9	1.27
	0.9	17.91	2.1	1.20
	1.0	15.85	2.2	1.14

Table 6-14: Mineral Resources for the Esaase Gold Project dated November 2011 (Coffey Mining)

Resource Category	Cut-off Grade	Tonnage	Gold Grade	Gold Metal
	g/t Au	Mt	g/t Au	koz Au
Measured	0.3	5.34	1.2	200
	0.4	5.03	1.2	196
	0.5	4.66	1.3	191
	0.6	4.21	1.4	183
	0.7	3.73	1.4	173
	0.8	3.26	1.5	162
	0.9	2.83	1.7	150
	1.0	2.44	1.8	139
Indicated	0.3	102.90	1.1	3 543
	0.4	93.71	1.1	3 441
	0.5	83.03	1.2	3 288
	0.6	72.04	1.3	3 096
	0.7	61.67	1.5	2 882
	0.8	52.51	1.6	2 663
	0.9	44.72	1.7	2 451
	1.0	38.14	1.8	2 251

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Resource Category	Cut-off Grade	Tonnage	Gold Grade	Gold Metal
	g/t Au	Mt	g/t Au	koz Au
Inferred	0.3	50.04	1.0	1 598
	0.4	45.90	1.1	1 553
	0.5	40.54	1.1	1 476
	0.6	34.82	1.2	1 375
	0.7	29.39	1.3	1 262
	0.8	24.79	1.4	1 153
	0.9	20.61	1.6	1 039
	1.0	17.12	1.7	932

The 2011 Mineral Reserve Estimate (Table 6-15) was carried out by Coffey Mining on behalf of Asanko in accordance with the Canadian National Instrument 43-101. The Mineral Reserve was based on a cut-off of 0.4 g/t Au.

Table 6-15: Historical Mineral Reserves Estimate for the Esaase Gold Project 2011 (Coffey Mining)

Deposit	Mineral Reserves
	Proven			Probable			Total
	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content
	Mt	g/t Au	koz Au	Mt	g/t Au	koz Au	Mt	g/t Au	koz Au
Esaase	5.1	1.2	199	74.3	1.1	2 685	79.4	1.1	2 884
Note: Based on a cut-off of 0.4 g/t Au

In May 2013 DRA carried out a Mineral Reserve Estimate (Table 6-16) based on a PFS for the Esaase deposit as a stand-alone project.

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Table 6-16: Historical Mineral Reserves Estimate for the Esaase Gold Project 2013 (DRA)

Deposit	Mineral Reserves
	Proven			Probable			Total
	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content
	Mt	g/t Au	koz Au	Mt	g/t Au	koz Au	Mt	g/t Au	koz Au
Esaase	22.85	1.43	1 050	29.49	1.40	1 320	52.3	1.41	2 370
Note: Based on a cut-off of 0.6 g/t Au

6.5	Historical Production

The Nkran Hill project came on stream in May 1997 by an Australian gold mining company, Resolute Ltd. The plant was designed and constructed by the Lycopodium group of Western Australia.

The design capacity of the plant was 1.4 Mtpa for primary ore and the operation achieved 2 Mtpa processing oxide ore. The plant was then expanded to an ore throughput rate of 2 Mtpa

The plant design incorporated a coarse crusher and SAG mill, a Knelson concentrator, CIL circuit and an elution plant. The throughput of oxide ores exceeded 2 Mtpa. A later design modification incorporated an additional crushing stage so that a finer and more homogenous feed would be supplied to the SAG mill and thereby increasing the treatment rate of the harder sulphide ores to at least 2 Mtpa. The plant design originally had only one Knelson concentrator, but with the increased throughput and relative abundance of easily liberated free gold, a second Knelson bowl was added.

The official production figures published by the Ghana Chamber of Mines since the start-up of operations are as given in (Table 6-17).

Table 6-17: Obotan Historical Processed Ore by Date

	1997	1998	1999
Processed Ore (Mtpa)	0,664	2,285	2,023
Gold Production (oz Au)	39,903	173,975	136,000
Recovered Grade (g/t Au)	1,87	2,37	2,09

With respect to the Esaase concessions, in 1990, the Bonte mining lease was granted to Akrokerri- Ashanti Gold Mines (“AAGM”) and was later transferred to BGM,

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a local subsidiary of AAGM. Reportedly BGM recovered an estimated 200,000 oz Au of alluvial gold on the Esaase concession and another 300,000 oz Au downstream on the Jeni River concession, prior to entering into receivership in 2002.

It must be noted that previous placer gold production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources on the Esaase property.

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7	GEOLOGICAL SETTING AND MINERALISATION

The descriptions of the regional and local geology are sourced from Siddorn and Lee (2005), and the descriptions of the prospect geology and mineralisation are largely based on the work of McCuaig and Williams (2002).

7.1	Regional, Local and Property Geology

7.1.1	Regional Geology

The geology of Ghana is dominated by predominantly metavolcanic paleoproterozoic Birimian Supergroup (2.17-2.1 billion years ago) sequences and the clastic Tarkwaian Group sediments (2.12-2.14 billion years ago, after Davis et al. 1994) in the central-west and northern parts of the country. Clastic shallow water sediments of the Neoproterozoic Volta Basin cover the northeast of the country (Figure 7-1). A small strip of Paleozoic and Cretaceous to Tertiary sediments occur along the coast and in the extreme southeast of the country.

The Birimian rocks consist of narrow greenstone (volcanic) belts, which may be traced for hundreds of kilometres along strike but are usually only 20 km to 60 km wide. These belts are separated by wider basins of mainly marine clastic sediments. Along the margins of the basins and belts, there appears to be considerable inter-bedding of basin sediments and volcanoclastic and pyroclastic units derived from the volcanic belts. Thin, but laterally extensive chemical sediments (exhalites), consisting of chert and fine-grained manganese-rich and graphitic sediments often mark the transitional zones. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits for which the region is well known.

The Tarkwaian rocks consist of a distinct sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt. Conglomerates host important palaeoplacer gold deposits in the Tarkwa district. Equivalent rock types occur in other belts of the region, but in relatively restricted areas. In the type locality at Tarkwa, the sequence is in the order of 2.5 km thick, whereas in the Bui belt, comparable units are approximately 9 km thick. These sediments mark a rapid period of erosion and proximal deposition during the late-stage of the orogenic cycle. They unconformably overlie the Birimian metavolcanics at the Damang mine near Tarkwa. The unconformity separating the Birimian from the overlying Tarkwaian is colloquially known as the “Great Unconformity”. (Figure 7-2) shows the generalised stratigraphy of southwest Ghana.

All of the Birimian sediments and volcanics have been extensively metamorphosed. The most widespread metamorphic facies appears to be greenschist, although in many areas, higher temperatures and pressures are indicated by amphibolite facies. Multiple tectonic events have affected virtually all Birimian rocks with the most substantive being a fold thrust compressional event (Eburnean Orogeny) that affected both volcanic and sedimentary belts throughout the region and to a lesser extent, Tarkwaian rocks. For this reason, relative age relations suggest that final

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deposition of Tarkwaian rocks took place as the underlying and adjacent volcanic and sedimentary rocks were undergoing the initial stages of compressional deformation. Studies in the western part of the region (Milesi et al., 1992) have proposed several separate phases of folding and faulting suggesting a change in stress direction from northeast to southwest to north to south. However, a regional synthesis by Eisenlohr (1989) has concluded that although there is considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression.

Figure 7-1: Geology of Southwest Ghana highlighting the Regional Geology around the AGM Gold Mine

Ongoing studies of the geotectonic evolution of the Birimian have involved more extensive precision U/Pb age dating, the results of which have significantly improved the constraints on timing of deformation as well as the timing of gold mineralization events. This work is supporting at least two periods of basin sedimentation (2135-

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2116 Ma and 2105-2070 Ma) and accretionary (oblique compression) tectonics (2116 – 2105 Ma and 2070-1980 Ma).

PHANEROZOIC
(< 542 Ma)
> 1000 m
Sandstones and shales
Unconformity
TARKWA
GROUP
(2107 - 2097 Ma)
> 1300 m
Huni Series
Sandstones and phylites
Cross-bedded stratifcation
2097 ± 2 Ma, Oberthür et al.,1998
(Granitoid intrusion)
Dolerite Sills
2102 ± 13 Ma, Adadey et al.,2009
(Gabbro)
< 400 m
Tarkwa Phyllites
< 600 m
Banket Conglomerates
(Tarkwa Paleopiacer)
< 2107 Ma (Detrital zircon)
Reinterpreted after Pigois et al.,2003
< 700 m
Kawere Conglomerates
Kawere Conglomerates
Great Unconformity
KUMASI
GROUP
(2154 - 2125 Ma)
= 1100 m
Phyllites
Volcanoclastics
2136 ± 19 Ma, Adadey et al.,2009
(Granitoid intrusion)
= 700 m
Volcanoclastics
2142 ± 24 Ma, Adadey et al.,2009
(Andesitic volcanism)
= 2000 m
Phyllites
< 2154 ± 2 Ma, Oberthür et al.,1998
(Detrital zircon)
Volcanoclastics
Predominantly metasediments
Unconformity
SEFWI
GROUP
(> 2174 Ma)
= 600 m
Basalts or Andesites
> 2174 ± 2 Ma, Oberthür et al.,1998
(Syn-tectonic granitoid intrusion)
Birimian Supergroup
= 700 m
Volcanoclastics
Syn-sedimentary normal faults
= 300 m
= 300 m
Phyllites
= 200 m
Volcanoclastics
= 400 m
Basalts or Andesites
= 700 m
Gabbros or diorites
Gabbros or diorites
Predominantly metavolcanics
= 600 m
Basalts or Andesites
= 500 m
Volcanoclastics
Min seds
= 300 m
Basalts or Andesites (with Pillows)
= 200 m
Volcanoclastics

Scource: Adapted from Precambrian Research, May 2012, Perroutya, S. et al.

CONSULTING	**Generalised Stratigraphy of Southwest Ghana**	September 2014

Figure 7-2: Generalised Stratigraphy of Southwest Ghana

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7.2	Asanko Gold Mine Geology

The regional magnetic data for the Ashanti Belt and adjacent Kumasi Basin provide a good indication of the distribution of the principal geological units occurring in the region (Figure 7-3). In the east, moderately magnetic mafic volcanic rocks results in a high magnetic zone corresponding to the Lower Birimian super group, and the infolded, strongly magnetic rocks of the Ashanti Belt volcano sedimentary and Tarkwaian sedimentary packages. This domain is in sharp contact with the weakly, to non-magnetic rocks of the upper Birimian metasediments, which dominate the Kumasi Basin in the west. This zone of contrast coincides with the prominent, shear zone which bounds the northwest margin of the Ashanti volcanic belt that plays host to most of the large gold deposits in the area.

Historically, it was thought that the Kumasi Basin consists of a broad, monotonous package of turbiditic sediments (Upper Birimian metasediments), extending as far west as the Sefwi-Bibiani Belt, with little intervening lithological, or structural variability. However, the presence of the Asankrangwa Gold Belt was recognised after decades of galamsey activity (artisanal mining) in gold-bearing, shear zone hosted quartz reefs. In the central portion of the Kumasi Basin newly acquired geophysical data also provided a more in-depth view of the geological and structural setting of the area.

The Asankrangwa Gold Belt straddles two broad domains of distinct magnetic character. The western portion is characterised by the low magnetic relief that is typical of the Kumasi Basin as a whole. However, the eastern portion exhibits a strong magnetic relief, much alike to the Ashanti Belt further east. Indeed, the only portion of the known Ghanaian stratigraphy that produces such a characteristic magnetic fabric is the infolded package of Lower Birimian metavolcanics and Tarkwaian metasediments that defines the Ashanti Belt.

The magnetic intensity of the eastern Asankrangwa areas is not as pronounced as that of the Ashanti Belt, but it is interpreted to represent the same rock package on the basis of its distinct magnetic fabric.

A sharp north-east trending break separates the two distinct magnetic domains of the Asankrangwa Belt. It also truncates the dominant east northeast to west southwest trends typical of the eastern domain. Evident, dramatic changes in the structural grain in the area indicate the presence of a major shear zone separating the two domains. This results in the Upper Birimian meta-sediments of the western domain to occur in the hanging wall of the shear zone, above Lower Birimian meta-volcanics of the eastern domain which occur in the footwall. This arrangement of ‘younger-over-older’ across a reverse fault is opposite to the expected relationship in a simple reverse fault, and requires a much longer and intense movement history on the shear zone.

The Obuasi deposit in the Ashanti Belt is hosted by an identical structural-stratigraphic configuration i.e. within the Upper Birimian metasediments, structurally above the Lower Birimian metavolcanics.

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The structural setting of the Asankrangwa Gold Belt is therefore interpreted as an inverted half-graben, in which growth faulting controlled accumulation of the upper Birimian metasediments, above the Lower Birimian metavolcanics in the foot wall.

Asankrangwa Belt
Mpasatia
Esaase
Bonte
Abore
Asuadai
Dynamite Hill
Adubiaso
Nkran Hill
Adumasa (N. Ashar
Homasi License
Hwini-Butre (Father Brown)
Akrokeri
Chirebroso (Adansi-Asaasi)
Obuasi (Ashanti)
Ashanti Belt
Kubi (Obuasi)
Ayanfuri (Mampong)
Grumesa (Awisam)
Mampon (Dunkwa)
Dunkwa
Pampe (Bogosu Prestea)
Riyadh
0
10
20
40
Kilometers
Legend
Deposits
Regional Major Breaks
Regional Lineaments
Asanko Gold Concessions

Figure 7-3: Regional Total Field Aeromagnetic Image of the Ashanti Belt (east) and Adjacent Kumasi Basin (West)

Basin inversion and / or exhumation of the Birimian metasediments during deposition of the Tarkwaian sediments is consistent with their occurrence above a regional

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angular unconformity, and predominantly within fault-bound basins. The “Asankrangwa Shear Zone” is a fundamental crustal structure that has repeatedly been active throughout the entire geological history of the region, from initial rifting, right through orogenesis (northwest-southeast compression, northeast-southwest left lateral shearing).

The regional magnetics also indicate the presence of a set of subtle eastwest trending structures. One of these structures forming the southern boundary of the Birimian metavolcanic / Tarkwaian package in the Asankrangwa Belt, passes through the southern Ashanti concessions and is continuous with a regional east-northeast trending structure that may be traced to the Obuasi deposit, where it roughly coincides with a major right-stepping flexure in the Ashanti Belt (Figure 7-3).

This major east-north-east trending structure is interpreted as a transfer fault, originally associated with the formation of the Kumasi Basin. The parallel, but less extensive, east-west structures that pervade the Asankrangwa Belt in the vicinity of the Ashanti II concessions, may be splays from this same regional-scale transfer fault, or independent transfer faults in their own right.

7.3	Property Geology

7.3.1	Introduction

An exercise was initiated in 2013 to produce 3D litho-structural models for all of the AGM deposits. This was intended to increase geological and structural understanding of the AGM deposits, as well as introduce proper geological and structural controls into the updated MRE. The process involved geological and structural re-logging of drill core, interpretation of historic flitch diagrams, and use of Leapfrog® software to produce the 3D litho-structural models.

Asanko utilised HMM Consultancy (“HMM”) to create the 3D litho-structural models for all the Obotan deposits, with the exception of the Adubiaso deposit, where Optiro created the models. The sections below summarize and describe the findings of these reports.

In addition to the creation of the 3D litho-structural models, Asanko initiated a prospectivity mapping analysis of the Asankrangwa belt. This exercise provided a basis to collate available regional geophysical and geological data, as well as drilling and geochemical survey information. An important outcome of the regional and local structural interpretation was the completion of a revised property geological map (Figure 7-5).

7.3.2	Nkran

The Nkran deposit located within the Kumasi Basin on the “Asankrangwa gold belt”. The basin is bound to the south by the Ashanti fault / shear and the Bibiani shear to the north. The Nkran deposit is located in the northern, central portion of the Obotan lease concessions. The Asankrangwa gold belt expresses itself as a complex of northeast trending shear zones situated along the central axis of the Kumasi Basin.

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The Nkran deposit is located on a jog within a regional shear corridor, which is a zone of about 15 km in width and may be traced on a northeast to southwest trend for a distance of some 150 km. This is one of several major northeast trending shears / structures that bisect the Kumasi Basin / Asankrangwa Gold Belt (Figure 7-4).

Figure 7-4: Regional Belt Scale Geological Map of the Project Highlighting the Obotan Deposits

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Geology Legend
gtsmg Two-mica or muscovite granite and minor granodiorite, locally leucogranite bv Volcanic flow/subvolcanic rock and minor interbedded volcaniclastics, undifferentiated bvm Basaltic flow/subvolcanic rock and minor interbedded volcaniclastics bmf Sediment/volcano-sediment, undifferentiated, upper greenschist to amphibolite facies metamorphic, metasomatized ± lit-par-lit granitoid intrusions bsv Volcaniclastic sediment dominant
bsw Wacke sediment dominant
bs Sediment/volcaniclastic sediment, undifferentiated, locally mica schist gvhd Hornblende-biotite diorite, quartz diorite
gvbm Biotite granitoid, undifferentiated, mostly granodioritic tadg Dolerite, micro-gabbro, micro-diorite (dyke or sill)
tab Conglomerate, mature, quartz pebble and quartzose sandstone ('Banket Fm')
gspa Ultramafic and minor mafic igneous rock, undifferentiated
Legend
Towns
Deposits
Interpreted Regional Faults
Interpreted D2 Structures
Interpreted NW - SE Structures
Project Areas
Obotan Project
Esaase Project
0 2.5 5 10 Kilometers
Esaase
Sky Gold Area "D"
Sky Gold Area "C"
Mpatoam
Mepom
Jeni River
Abore
Asuadai
Adubea
Dynamite Hill
Adubiaso
Abirem
Nkran
Datano
Gyagyatreso
Kaniago
New Obuasi
Amankyea
Bontomuroso
Moseaso
Akokuroso
Adukroma
Manso Nkwanta
Manso-Atwere
Kobinaso
Konuasi
Kwankyiaso
Bethlehem
bsw
bsa
msd

Figure 7-5: Property Geological Map

The regional / local (Kumasi Basin) geological setting is heavily faulted and consists of an isoclinally folded sequence of metasediments, dominated by turbiditic

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sequences of greywackes and shales, intercalated with rare andesites and volcanoclastics, previously described as greywackes, phyllites, argillites and shales. Five deformation events were recognised in the study conducted by Davis (March 2014), which correlate well to regional events described by De Kock et al., (2002), Allibone et al., (2002), Perrouty et al., (2012) and work conducted by Siddorn et al., (2005). According to Davis, Very little geological work has been conducted regionally within the Kumasi Basin, with the local geology very poorly constrained or understood. The most recent work was carried out in 2005 (Siddorn et al.,) and divided the stratigraphy into six basic units; non-magnetic turbidites, EM and Magnetically responsive turbidites with strong graphitic content, non-magnetic sediments, dominated by greywacke (minor argillite), metavolcanics (non-magnetic), metavolcanics (magnetic) and granite.

7.4	Nkran Pit Geology

In plan, the Nkran pit covers approximately 850m in a northeast southwest direction along the strike length of the ore body, and at its widest point measures 450m across strike (Figure 7-6). The pit was mined to a final elevation of 4951 RL (Local RL) from a surface elevation of 5124 RL (Local RL) (Brinckley, 2001a). The general geology of the Nkran deposit is shown in the map. The main rock types at Nkran pit consist of thinly bedded greywacke and thickly bedded to massive sandstone phyllite and carbonaceous shale. The distribution of the geology is best shown on production maps and comprises of phyllite dominated domains on the western and eastern sides, separated by a core of wacke-sandstone dominated sediments (Brinckley 2001, Standing 1998 and McCuaig et al., 2002). The metasediments have been isoclinally folded and dip steeply to the north-west at between 70º to 80º, with a steep 70º southerly plunge. Intruding the metasediments are two granitic (tonalite in Resolute data) intrusions. Granite is largely restricted to the northeast portion of the pit, with isolated pods of granite in the southern portion. Granite is present at depth in the south end of the pit. The granites appear to intrude a structure marked by a stratigraphic discordance, and are variably sericite altered. A weak metamorphic aureole exists and is characterised by nematoblastic andalusite within the carbonaceous shale horizons.

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Figure 7-6: The Nkran Pit Geology, after SRK 2002

Source: McCuaig and Williams, 2002

The regional stratigraphy trends northeasterly, while in the middle of the Nkran pit the stratigraphy trends north. The stratigraphic discordance in the centre of the pit correlates with (1) the southern extent of the granite intrusion at upper levels, and (2) the presence of greywacke-dominant stratigraphy. Phyllites are observed to splay and merge along strike, and are often mapped as being sheared. These phyllites mark zones of higher strain (shear zones) within the more competent greywacke and granite. Duplex structures present through centre of pit, cut the granite and repeat the greywacke-dominant stratigraphy along sheared phyllites and granite contacts.

Generally, in the country rock, the base of full oxidation fluctuates between 5059 to 5071 mRL and the base of transition fluctuates between 5035 to 5047 mRL. The weathering gradient runs from freshest in the northeast to most weathered in the southwest at the specified reduced level.

7.5	Structural Interpretation

7.5.1	D1 - Northwest – Southeast shortening

The earliest phase of deformation that can be recognised is that of northwest southeast shortening, resulting in a north-east trending, steep northwest dipping stratigraphic package. This early deformation fabric has been termed S0/S1 due to bedding being approximately parallel to foliation. Original bedding fabrics (notably younging directions) can be observed when not overprinted by D2 (S2) fabrics. Younging directions are observed to oscillate between west and east, indicating near

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isoclinal folding. This fabric correlates with the regional D1 event seen throughout Ghana.

7.5.2	D2 – West Northwest – Southeast Shortening

The second observable deformation event, resulting from a rotation of the regional stress field to a west northwest orientation, and resulting in subsequent north northeast trending, steep north west dipping foliation that cuts the earlier D1 (S0/S1) fabric. The S2 fabric is well developed in the shale / silt rich horizons. The major controlling structures within the pit are also parallel to the S2 fabric. D2 deformation can be correlated with the earliest (first) gold event seen within the Nkran deposit

7.5.3	D3 – Southwest – Northeast Shortening

The fourth deformation event that can be recognised is as a result of southwest northeast shortening that manifests itself as an oblique west northwest trending crenulation cleavage. This crenulation cleavage cuts and folds the S2 fabric. The orientation of the S4 fabric is similar to that of the D5 mineralisation event. However, the two are separated by the intrusion the granitic bodies within the central and southern portion of the pits, which is un-foliated, but does contain D5 related mineralised veinlets.

7.5.4	D4a/D4b – Northeast – Southwest Shortening

The field relationships within the Nkran deposit suggest two phases of gold related veins over printing a pre-existing steeply dipping package of sediments adjacent to a granite intrusion that appears to be a rheological control on focussing deformation. The first set of veins was linked to northeast southwest shortening. The second set of phase of veins was linked to north northeast south southwest extension. The time between the two events is not constrained (i.e. the second set of veins may represent an orogenic collapse event after the northeast southwest shortening linked to the first phase of veins, or it could be a completely separate event).

7.5.5	D5 Sinistral Movement

The final phase of deformation that is recognised in the Nkran deposit is sinistral reactivation of the major shears (BNS/GV/CV/EL), resulting in barren brecciated zones and barren laminated veins. The orientation of the shears and formation of the breccia and bucky / laminated quartz veins is consistent with northeast southwest compression and the formation of breccia in dilational jogs in the central portion of the pit.

7.5.6	Adubiaso

McCuaig and Williams (2002) describe the Adubiaso geology as comprising a sub-vertical stratigraphy of (Tarkwaian?) inter-bedded greywacke and phyllite, with three sub-vertical granite (porphyry) dykes obliquely cross-cutting the stratigraphy.

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The following is referenced from Davies (2014): “Mineralisation at Adubiaso is split into two phases:

1)	Ductile, shear hosted mineralisation, within the north northeast striking, steeply west dipping Adubiaso Shear Zone (“ASZ”). This zone measures approximately 25m in width in the central area, thinning to approximately 6m at the northern and southern ends of the pit. It appears to be reasonably vertically continuous in Resolute grade control data, however, it loses resolution within the Resolute resource and PMI exploration data.

2)	Cross cutting, north-west to north northwest striking, moderately east dipping brittle quartz carbonate vein hosted mineralisation. This mineralisation cross cuts the ASZ and porphyry zones, and clearly post dates the early phase of mineralisation and can be found in the hanging wall and foot wall to the central mineralised zone. These structures appear to be spaced 35 to 60m vertically, and are readily apparent in Resolute grade control data.”

The mineralisation in plan shows an overall north-south trend and a broadly anastomosing character. The undulations in the grade outlines are considered to correlate with interpreted northeast to southwest striking shears. Davis (2014) terms these as the “C-shears”, and they appear to off-set (in a dextral sense) the lithology and mineralisation to differing degrees. The overall movement is on a metre to tens of metre scale, with small off-sets noted in the geological modelling.

Figure 7-7: Geological Model of the Adubiaso Project

Source: Optiro 2014

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7.5.7	Abore

The main rock types observed within the Abore Deposit consist of carbonaceous shale, siltstone (phyllite), thinly bedded wacke and thickly bedded sandstone. This sedimentary sequence has been intruded by a granitic (tonalitic) intrusion (Figure 7-8). For the purpose of the development of the geological model, the various lithologies have been grouped into the following:

●	Inter-bedded Siltstone Dominant: The thinly bedded siltstone and shale dominant (with a minor inter-bedded wacke component) is the principal geology domain on the western portion of the deposit. This forms the hanging wall host sequence to the granite intrusion. There are reported inter-beds of carbonaceous shale on both the hanging wall and foot wall to the granite intrusion. It is unknown if this created any preg-robbing issues for the metallurgical recovery of gold

●	Inter-bedded Sandstone Dominant: The foot wall sandstone and greywacke inter-bedded sedimentary sequence is the principal lithology on the eastern portion of the deposit. This forms the foot wall host sequence to the granite intrusion. The sediments dip steeply to the northwest between 70[o] to 85[o]

●	Granite Intrusion: An elongate granite (tonalitic) intrusion has intruded parallel to the main lithological domain boundary. The granite, which is foliated, dips steeply to the northwest. The plagioclase-quartz granite has a medium to coarse grained texture. The granite has been boudinaged, creating discrete individual boudins of granite over the strike length

●	Dyke: A late cross-cutting west-east striking dyke features in the northern section of the deposit. The dyke, interpreted from airborne magnetic data would post date mineralisation and would be barren of gold mineralisation. The dyke would have most likely intruded along a regional west east structural feature. The thickness of the dyke is unknown and for the purpose of the geological model has been inferred to be 15 to 25m

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Figure 7-8: Schematic Cross Section Abore Deposit South, Main Lithological Units

Several foliation and bedding relationships may be observed at the Abore deposit. The most common feature is a pervasive foliation that is well developed in the fine grained siltstones and shales and to a lesser extent in the coarser inter-bedded sandstone and wacke sequences. A strong foliation is also present on both the hanging wall and footwall margins of the granite, indicating emplacement prior to deformation. The dominant foliation observed from diamond drill core was observed to strike at 040°, with a steep dip to the west (Figure 7-9). Dip was seen to vary in places, either due to refraction of the foliation through the silt and coarser wacke units and/or subsequent folding which rotated the foliation.

The hang wall sequence of inter-bedded siltstone, shale and wacke is significantly more deformed and foliated than the footwall sequence of sandstone with minor wacke, with several shears, trending on a bearing of 020o. These shears developed preferentially within the carbonaceous shale-rich units.

The presence of large-scale folding within the Abore pit is supported by the observation of opposing foliation / bedding relationships within drillcore. At least two, and potentially three, phases of compressional deformation may be recognised. Younging directions are seen to oscillate between west and east, which indicates

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near isoclinal folding, with bedding and the 040o trending foliation being seen to be close to parallel. This earliest phase of deformation (folding) results in the northeast trending steep northwest dipping stratigraphic package. This macro-scale fabric provides the dominant grain which controls the distribution of the lithological units.

The second notable folding event is a north-northeast trending, steep north-westerly dipping foliation which cuts the earlier 040o trending fabric. The north-northeast trending foliation is expressed as north-northeast trending structures which have developed within carbonaceous shale units, often transposing the unit into a north northeasterly orientation. Several of these structures are recognisable within the pit. These structures appear to be spatially associated with high grade gold trends.

Previous work conducted by McCuaig et al. in 2002, suggests that these structures are sinistral, and form a conjugate pair of structures with the east northeast trending structures that cut across the pit and offset the granite. However, lack of mineralisation associated with the second (east northeast trending structures) appears to suggest they did not develop syn-kinematically. Similar structures may be observed at Nkran which show similar north northeast trending structures transposing and repeating stratigraphy, and which potentially control high grade gold mineralisation in the area.

Figure 7-9: Abore Pit 2002 SW view. Pale Grey Granite in Centre of the Pit, North Northeast Trending Siltstone Shale Rich Units Cutting the Pit

7.5.8	Dynamite Hill

The main rock types observed at Dynamite Hill consist of thinly bedded carbonaceous shale, siltstone (phyllite), and more thickly bedded wacke and sandstone. A granitic intrusion exists and is observable in core and outcrop. It intrudes the meta-sedimentary sequence near the centre of the prospect. Locally, porphyroblasts of possible andalusite are recognised within slaty horizons. These horizons are associated with thermal aureoles and with contact metamorphism

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against the granite intrusion. This rock has a distinct medium to coarse grained and crowded porphyritic texture. It is extensively altered and veined.

The prospect may be broadly sub-divided into two sedimentary domains or sequences which are: a) the western zone, and; b) the eastern zone, (Figure 7-10). The western zone consists of inter-bedded wacke and siltstone, with a minor shale component, whilst the eastern domain consists of predominantly sandstones and wackes, with thick inter-beds of siltstones. The sedimentary sequences are bounded by the elongate granite and the associated 020o Nkran Shear Zone which locally consists of discrete zones of high-strain. The granite dips steeply to the west and ranges in thickness from 20 to 50m.

Figure 7-10: Plan View of the Geological Model for Dynamite Hill, Narrow Granitic Intrusion (Orange)

Discordant cleavage and bedding relationships of opposing vergence, are consistent throughout the Dynamite Prospect which indicates the presence of several fold structures. Two phases of cleavage development are observable at Dynamite Hill. Within the thickest packages of phyllitic rocks, this cleavage attains the intensity of slaty cleavage. The strike of the main cleavage in the exposures is at 045o. However, the dip is often influenced by slumping in outcrop. The second phase of cleavage development is developed close to the cross cutting shears (e.g. “Nitro Shear”) and is orientated on a bearing of 020o. This cleavage decreases in intensity as one moves away from these zones. As one moves away from these shears, a degree of variation in cleavage orientation from 030o to 060o between the phyllite and sand-rich units is observable. This fabric is thought to be a product of refraction of the main cleavage through the incompetent phyllites, which is supported by drillcore analyses, which indicates bedding and foliation trending 040o and dipping approximately 70o to the

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west. The second phase of cleavage development has not been recorded in the drilling.

7.5.9	Asuadai

The Asuadai deposit is located on the regional northeast trending “Nkran” shear zone, approximately 8 km along strike from Nkran and Dynamite Hill. The main rock types observed within the Asuadai pits consist of thinly bedded carbonaceous shale, siltstone (phyllite) and more thickly bedded wacke and sandstone. Two narrow granitic intrusions (diorite dykes) intrude the meta-sedimentary sequence on the boundary between the two main sedimentary domains. Extensive shearing in places associated with silica flooding, (alteration) makes it difficult to determine volcanic component of these rocks.

The general geology of the deposit may be broadly sub-divided into two main sedimentary domains which are:

1)	The northwest sedimentary sequence comprising interbedded wacke and siltstone (with a minor shale component), and

2)	The southeast sedimentary sequence consisting of interbedded sandstones and wacke lithologies, with a minor shale component. The sequence is separated by a granitic dyke intruding parallel to this main lithological boundary (Figure 7-11).

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Figure 7-11: Plan View of the Geological Model for Asuadai, Granitic Intrusion = Diorite

Bedding trends on a bearing of 040o, with local variations, along major structures of up to 020o (Figure 7-12). The stratigraphy at Asuadai has, like Nkran, been isoclinally folded and dips steeply (approximately 70o) to the west. The stratigraphy at Asuadai is locally imbricated and transposed along major structures which trend on a bearing of 020o. It is deemed possible that these structures have potentially been miss-logged as phyllite versus a ductile shear fabric. The 020o bearing structures offset the granitic intrusions, the main sedimentary domain contact and the inter-bedded siltstones (phyllites).

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Figure 7-12: Schematic Plan View of the Asuadai Deposit

The granite forms the core of the deposit and bounds the two main sedimentary sequences

The geology of Asuadai is similar to that of both the Nkran and Dynamite Hill Deposits. All of these deposits are located on a 020o trending jog on a regional 040o trending structure. The deposits are characterised by siltstones (phyllites) dominant on the western margin and sandstone dominant on the eastern portion of the deposit. The core of the Nkran Deposit consists of a series of wacke and sandstone dominated stratigraphy that has been intruded by several granitic intrusions. This is similar to the centre and eastern margin of Asuadai which is dominated by granite and wacke / sandstone stratigraphy. The stratigraphy at Nkran has been repeated by a series of thrusts, and subsequently transposed along these structures. It would appear a similar structural framework exists at Asuadai with several imbricating structures consisting of strongly sheared carbonaceous shale and transposed zones.

7.5.10	Esaase

The Esaase Project area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. Geological units on the Esaase property have been interpreted by a combination of airborne geophysical resistivity mapping (Versatile Time-Domain Electromagnetic Surveying, or “VTEM”), resource definition drilling and associated outcrop mapping. The lithologies of the property may

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be divided into meta-sedimentary units with higher electrical and electromagnetic resistivity and units of relatively higher conductivity, Figure 7-13. Within the resource zone, the host rocks may be divided between phyllite and siltstone (with substantial carbonate in matrix) (ore zone predominant in hanging wall of resistivity break) and siltstone / greywacke, (predominant in footwall of resistivity break). Host rocks to ore range from massive, thinly layered phyllite through interlayered phyllite and siltstone, to thick-bedded siltstone and wacke, Figure 7-14. Although recognisable stratigraphy appears to be present, the similarity of rock types, folding and faulting precludes correlation of individual stratigraphic units at the current stage of drilling and outcrop density.

Figure 7-13: IP Resistivity, Northeast Structures and Alluvial Mining

Source: Esaase NI-43101, 2012

The structural architecture, indicated in (Figure 7-15), shows that the project area is dominated by fold-thrust patterning followed by a late stage strike-slip deformation event. Open to tight, northwest-dipping folds (axial planes strike 020o to 035o, and plunge northeast 30o to 70o), are asymmetric and climb to the southeast as shear zones are approached. Folds tighten and deformation increases systematically to the southeast as shear zones are approached. This patterning repeats itself on the 10m to 100m scale. Folding in the deformed siltstone / shale package is open to tight, locally approaching isoclinal. Fold orientation ranges from upright to moderately inclined with their dip direction to the northwest. The pattern of deformation is consistent with regional interpretations of tectonic transport to the southwest. The

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fold limbs steepen as high strain zones (shears / thrust faults) are approached from the northwest. Within these shear zones shearing commonly shows lower, or lesser strain and repeats the pattern of low to high strain at the next shear. This pattern repeats itself at many scales (micro to macro), but for mapping purposes it is typically on the 10m to 50m scale. These northeast striking, northwest dipping syn-kinematic shears, which roughly parallel fold axial planes, appear to demarcate zones of mineralisation. In many instances, the basal shear / thrust, divides the more deformed, altered, mineralised and electrically conductive siltstone shale unit in the hanging wall from the more massively bedded and less deformed siltstone / greywacke in the footwall. It is common to see broken rock, often carbonaceous at, or near this basal contact indicating likely late brittle faulting. As fault planes cannot be measured on these surfaces, their orientation cannot be clearly determined; thus it cannot be conclusively determined whether this fault, or series of faults provide a conclusive footwall boundary. The resistivity contrast provides the best evidence for this contact on a property wide scale and consistent gold assays provide the best evidence on a sectional scale (Klipfel, 2009).

The metasediments are intruded by post, or late kinematic dykes and small stocks of intermediate to felsic composition, i.e. tonalite to granodiorite. In the southern portion of the deposit, these intrusions are intensely brecciated and mineralised and occur at or near the footwall of mineralisation and are themselves mineralised (Klipfel, 2009). The existence of a weathering profile on the Esaase Gold Project is strongly influenced by topography. The weathering horizon is typical of tropical settings in West Africa, (Figure 7-16), consisting of ferricrete duracrust, saprolite, oxidised bedrock, and bedrock (there is often a gradational zone, “saprock” between the saprolite and oxidised bedrock). At higher elevations the laterite and saprolite, and much of the saprock, has been weathered away, leaving behind oxidised bedrock. At intermediate elevations the weathering profile is mostly intact and may be covered by transported colluvium. At the lowest elevations, the entire profile is covered by either alluvium, or residual tailings from previous alluvial operations (Klipfel, 2009).

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Figure 7-14: Core Photos of Lithology from the Esaase Deposit

Source: Esaase Technical Report, 2009

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A.
B.
C.
D.
E.

Schematic cross sections (A,C,) looking north and plan views (B, D, E) of initial crustal shortening causing folding (A, B) and thrusting (C,D) with accompanying veining. The structural and vein paragenesis evidence at Esaase, suggests that the stress orientation moved to a north south direction (E), causing left lateral strike-slip movement on the pre-existing thrust faults. This movement created a NS dilational opening direction allowing for late emplacement of NS steeply dipping quartz carbonate veins bearing visible gold. Note, that if stress and strike slip directional arrows are removed from Figure E, that it is also a cross section

Figure 7-15: Schematic Structural Model for the Esaase Deposit and Vicinity

Source: Esaase Technical Report, 2009

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Figure 7-16: Typical Weathering Profile at the Esaase Project Looking North

Source: Esaase Technical Report, 2009

7.6	Mineralisation

McCuaig and Williams (2002) concluded that the primary controls on mineralisation at Obotan were structural in origin, with mineralisation occurring during eastwest compressional events, and space problems created by intrusive bodies, irregularities on fault zones, and early folding and/or duplexing of stratigraphy controlling the location of deformation zones and fluid flow.

7.6.1	Nkran

Economic gold mineralisation, mined in the Resolute pit is associated with several lodes within the pit vis Galamsey Vein (“GV”), Central Vein (“CV”), Eastern Vein (“EV”) and the Central Stockwork Zone (Figure 7-17). The EV system is a north northeasterly striking, sub-vertical to steeply easterly dipping zone of mineralisation. The EV marks the eastern margin of mineralisation at Nkran. The zone weakens in the north-eastern portion of the pit, where the main zone of mineralisation swings to the north and strikes across the pit. The EV strikes northeast following the margin of the granite. The GV comprises several zones in the western most corner of the pit. These zones strike north northeast, dip steeply to the east and are arrayed in an en-echelon pattern, stepping to the right in plan view and to the west down dip in section. The CV is a large quartz vein striking northeast and dipping steeply towards the east. The CV bounds zones of differing vein density in the central stock work zone. The central stock work zone is formed between the EV and GV. It is generally better

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developed adjacent to these structures. Veins comprise massive quartz, with strike extents ranging from centimeters to up to several meters, with widths ranging from centimeters to metres. These veins are relatively undeformed, with a two major orientations:

1)	North northwest strikes and moderate east northeast dips, and;

2)	North to south and shallow to sub-horizontal dips.

The GV and EV were recognised as major ductile shear zones overprinted by a brittle-ductile mineralising event (McCuaig et al., 2002).

Figure 7-17: Geology Map of the Resolute Phase 1 Pit Overlain with Grade Control and Main Lode Annotation

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7.6.2	Adubiaso

At Adubiaso, the gold mineralisation occurs along the main northeast to southwest striking shear vein system in sub-vertically inter-bedded greywackes and phyllites intruded by later granitoids and porphyries. Subtle jogs in the porphyries give rise to higher grade ore shoots. The ore body plunges shallowly to the northeast at 20o parallel to the intersection of east northeast dipping veins, with the main strike direction.

The deposit extends for some 1,000m along strike and is known to exist down to a depth of 180m below surface due to current drilling information. The mineralised zones are typically 1m to 4m in width, but may occasionally reach up to 20m in width. The gold mineralisation occurs as free gold and is associated with the northeast plunging quartz veins, along the intersection of the metasediments and sheared porphyries.

The mineralised vein set strikes north-northwest to north-northeast and dips towards the east, cross-cuts the regional northeast striking foliation, and is variably deformed near the shear zone.

A subtle jog in the strike of the porphyries and carbonaceous schist, correlates with ore zone terminations. The ore shoots plunge shallowly to the north, parallel to the intersection of the east northeast dipping veins with the sub-vertical north to south striking shear zone, and sub-parallel stretching lineation. The ore body occurs parallel to the strike inflection, which would be parallel to the north plunging stretching lineation.

7.6.3	Abore

There are at least two, and potentially three, phases of mineralisation that may be recognised at Abore. Mineralisation is effectively constrained to the granite, with the overall trend of mineralisation being parallel to that of the stratigraphy. However, as noted by McCuaig et al., (2002) not all the granite is mineralised. The economic mineralisation is developed primarily along the eastern margin of the granite. Granite hosted mineralisation can be split into two phases:

1.	Quartz vein hosted.

2.	North northeast trending shear hosted.

A phase of steep quartz veining hosted within the granite is observable from drill core, but this is currently poorly constrained.

The dominant phase of mineralisation at Abore is hosted in shallow west dipping 1 cm to 10 cm thick quartz vein arrays which have developed primarily along the eastern margin of the granite contact and the sandstone-wacke dominated stratigraphy. Very little disseminated alteration was observed, despite the significant hydrothermal (sericite and arsenopyrite) alteration associated with the mineralised zones. Vein density, rather than vein thickness, seems be indicative of higher grade zones. This is demonstrated well in drill hole ABP11-038 which was logged by James Davies. Analysis of vein orientations showed that two vein types shallow west dipping

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and steep west dipping occur. Both vein sets strike towards the north. The shallow westerly dipping vein arrays create shallow stacked westerly dipping ore shoots within the granite. The relationship between the two vein sets is not clear. Two scenarios are plausible either set are related to separate deformations events, or else the steep set is related to orogenic collapse after a compressional phase resulting in the shallow west dipping vein array.

Analysis of the grade control data shows discrete north-northeast trending zones of high grade mineralisation that have developed in the boudin necks of the granite bodies (Figure 7-18), relating to early north northeast trending structures. It is probable that this pre-dates the quartz vein hosted mineralisation, and is similar to that of Nkran, where shallow west dipping vein arrays overprint steep, high grade mineralisation.

Discrete NNE trending and steep dipping structures controlling a portion of the mineralisation in the granite intrusion
Looking down
0
100
200
300

Figure 7-18: Plan View 155mRL Abore Deposit Mineralisation is Hosted in the Granite Intrusion

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The ore shoots have a shallow plunge to the northwest and southwest. The south westerly plunging shoots appear to be the most continuous and are likely related to the fault intersections with the granite. The northeast plunging shoots can be explained from vein orientation data. Two dominant vein trends are observed:

a)	Veins parallel to bedding, and

b)	Shallow dipping extension veins.

The line of the intersection between the two vein sets is the same orientation as the grade defined in the ore shoots which have a shallow plunge to the northeast. The arrays of extension veins are consistent with the formation in a compressional stress regime. A model of dip variation for the foot wall contact of the intrusion also shows several low dip domains which plunge to the northeast. Such inflections in the strain margins of the granite are interpreted as dilational jogs. These sites likely control the distribution of well developed extension vein arrays.

7.6.4	Dynamite Hill

The mineralisation at the Dynamite Hill Deposit can be classified into two distinct types:

1.	Steep west dipping shear zones with ductile, shear hosted mineralisation, within the north northeast striking, steeply west dipping “Nitro” and “TNT” shears. These zones typically measure approximately 2m in width. It is not known if these lodes are overprinted by a barren quartz breccia event, such as that at Nkran (Figure 7-19), which significantly disrupts the continuous nature of the mineralisation. At Dynamite Hill, the alteration zone is marked by the presence of arsenopyrite.

2.	Shallow quartz vein hosted cross cutting, northwest to north northwest striking, shallow to moderately northeast dipping brittle quartz-carbonate vein hosted mineralisation (Figure 7-20) and associated sericite-albite-arsenopyrite-magnetite alteration. This gold mineralisation is predominantly hosted in the granite intrusion and on the margins within the sandstone. The stacked vein array sets plunge steeply to the north, controlled by the bounding eastwest structures.

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Figure 7-19: Presence of Steep Breccia Style Lode in Core (DYDD13-003)

Figure 7-20: Drill core DYDD13-003 Steep and Shallow Lodes (Left) and Shallow Veins which Cut the Granite (Right)

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7.6.5	Asuadai

The Asuadai deposit is characterised by preferential alteration of the sandstone and wacke (to a lesser extent) lithologies to a sericite-magnetite (+/- albite) assemblage. This alteration style appears to be distinctive to mineralisation associated with the Nkran regional structural trend. Various stages of arsenopyrite and pyrite are observed, either disseminated throughout the core, or as selvages to gold bearing quartz veins. Arsenopyrite appears to be dominantly associated with the shallow southwest dipping vein arrays, with significant disseminated alteration occurring within the granitic intrusion. Siltstone (and carbonaceous shale) lithologies are generally unaltered.

Early ductile mineralisation appears to be associated with silicification and minor pyrite. The extensive over printing and later reactivation of these structures makes it difficult to establish a distinct alteration package.

The Asuadai deposit is relatively complex with a number of controls of mineralisation which influences the geometry of the mineralisation. Two distinct styles of mineralisation may be recognised which include:

1.	Steep ductile type mineralisation, this was observed within drill hole ASP11-014 which was selectively logged and is associated with the metasedimentary lithologies. This style was selectively overprinted by a later brittle brecciating event. This style of mineralisation would be analogous to the Central Vein (CV), Galamsey Vein (GV) and Eastern Breccia Lode (EBL) at Nkran, or the Nitro Shear (NS) at Dynamite Hill. This mineralisation parallels bedding, or foliation. Stereographic projections of vein arrays show a 020[o] to 040[o] orientation dipping steeply towards the west. The steep ductile mineralisation is seen to bind the granitic intrusion. This mineralisation is also associated with parallel structures to the main granitic intrusion.

2.	Shallow dipping quartz veins. This is the dominant phase of gold mineralisation at Asuadai and consists of veins that vary in thickness from 1 cm to 60 cm. The flat lying vein arrays are best developed in the granite. The veins have associated sericite-albite-arsenopyrite-magnetite alteration.

7.6.6	Esaase

Gold mineralisation in the Esaase Project area occurs in quartz-carbonate veins hosted within parallel northeast trending, moderately to steeply west dipping bodies of extremely deformed siltstone-shale. One form of disseminated alteration most commonly noted in oxidised rocks is Quartz Sericite Pyrite (“QSP”) alteration. This alteration type is not distinctly different in colouration in fresh core and is thus difficult to detect in that state. Surface weathering converts the sericite to white kaolinite creating a bright white colour alteration distinguishable even at great distance when exposed in trenches, road cuts, and drill pads. At closer scale, pyrite pseudomorphs can be distinguished. The second stage consists of pervasive carbonate alteration in the form of carbonate porphyroblasts, particularly after andalusite in phyllitic rocks.

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Carbonate flooding is more prevalent in siltstone where precursor andalusite porphyroblasts did not form (Klipfel, 2009).

Quartz veins formed within the mineralisation envelopes throughout the duration of the extensive fold and thrust and strike slip deformation events. Four stages of veins can be identified. These include an early un-mineralised quartz-only vein stage which has undergone deformation and brecciation. A second vein stage consists of a myriad of fine spider web like quartz carbonate veins. These veins are also early and are consistently deformed and offset. The third stage consists of quartz-carbonate-sulphide veins with visible free gold. The associated sulphide is generally pyrite, but up to 15% of it can be chalcopyrite, with minor arsenopyrite. Finally, late stage post-mineral calcite veins crosscut all previous features (Klipfel, 2009).

Veins that contain visible gold predominantly strike 350o to 020o, have sub-vertical dips and are either planar, or S-shaped. Thus they are oblique in orientation to the overall strike and dip of mineralisation and appear to be bounded by aforementioned thrust faults and can be described as en-echelon vein sets. They are likely to have been emplaced during a transition from fold thrust deformation to left lateral strike slip deformation (Figure 7-21 and Figure 7-22. Klipfel, 2009).

Figure 7-21: Example of Folded and Broken Early Veins

Source: Esaase Technical Report 2009

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Figure 7-22: Example of Sheeted Veining with Visible Gold

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8	DEPOSIT TYPES

The following description is sourced from Siddorn and Lee (2005).

8.1	Geological Characteristics of Structurally Hosted Gold Deposits in Southwest Ghana

Two broad styles of gold deposits are present in Southwest Ghana:

●	Paleoplacer disseminated gold deposits in Tarkwaian conglomerates

●	Structurally controlled lode gold deposits

This review outlines only the characteristics of structurally controlled lode gold deposits.

Most of these deposits are hosted in Birimian metasediments, often close to major lithological contacts with either Birimian metavolcanics, or Tarkwaian metasediments.

Two distinct gold events are recognised in southwest Ghana:

D2 gold related to regional north eastsouth west compression and reverse faulting (ca. 2110 Ma.), and

D4/D5 gold related to regional sinistral strike slip faulting (ca. 2090 Ma)

Gold mineralisation is associated with major northeast striking, 5 to 40 m wide graphite-chlorite-sericite fault zones. In particular, gold mineralisation is developed where the northeast fault zones intersect major east northeast striking fault zones, and especially where they are recognised to have influenced granite emplacement, alteration and gold geochemical trends.

Left stepping flexures (10 to 30 km scale) in the north east striking fault zones (which produce more northerly striking fault sections), are important for the localisation of gold mineralisation. Other local complexities in stratigraphy and fault geometry, associated with major northeast striking faults, are also important for example, folds in stratigraphy that may produce saddle reef style mineralisation, or fault duplexes.

The Ashanti and Bogoso deposits (refer Figure 7-1) are hosted in shear zones, close to, or at, the contact between Birimian metasediments and Birimian metavolcanics, or Tarkwaian metasediments. The shear zones that host the Bogoso deposit occur at the contact between Birimian metasediments and Tarkwaian metasediments. The shear zones have also imbricated a series of moderately magnetic mafic igneous rocks (doleritic sills), that strike northeast concordant with the shear zones. The Ashanti deposit is hosted in shear zones either within the Birimian metasediments, (Obuasi, Ashanti, and F fissures), or at the contact between Birimian metasediments and Birimian metavolcanics (Cote d’Or fissure).

The Ashanti and Bogoso deposits are both dominated by D5 regional strike slip gold, deposited in re-activated D2 reverse faults. They both contain quartz vein free-milling gold lodes and sulphide (arsenopyrite rich) disseminated refractory gold lodes.

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The sulphide lodes are interpreted to form alteration haloes around the quartz vein lodes. Alteration is typically graphite, quartz, ankerite, sericite, tourmaline, chlorite, arsenopyrite, and pyrite.

The Chirano and Nkran deposits are both hosted in granitoids, (Chirano belt type granite, Nkran basin type granite), emplaced in regional shear corridors. The Chirano deposit is situated close to the contact between Birimian metavolcanics and Tarkwaian metasediments. The Obotan deposit is situated within the Birimian metasediments, but the granitoid and mineralisation, both occur at contacts between greywacke and carbonaceous phyllite units. The Chirano and Nkran deposits are both dominated by D2 regional reverse faulting gold, and only contain quartz vein-hosted free-milling gold lodes.

The deposit types discussed in this document are structurally controlled mesothermal quartz vein style mineralisation. This is the most important type of gold occurrence in West Africa and is commonly referred to as the Ashanti-type in recognition of the Obuasi area being the type locality and the largest gold deposit in the region. Milesi et al. (1992) recognised that mesothermal quartz vein style deposits are largely confined to tectonic corridors that are often over 50 km long and up to several kilometres wide and usually display complex, multi-phase structural features, which control the mineralisation.

The most common host rock is usually fine-grained metasediments, often in close proximity to graphitic, siliceous, or manganiferous chemical sediments. However, in some areas, mafic volcanics and belt intrusions are also known to host significant gold occurrences. Refractory type deposits feature early-stage disseminated sulphides in which pyrite and arsenopyrite host important amounts of gold overprinted by extensive late stage quartz veining in which visible gold is quite common and accessory polymetallic sulphides are frequently observed. This type includes important lode / vein deposits in Ghana such as at Obuasi, Prestea, Bogosu and Bibiani.. However, a second non-refractory style of gold mineralisation occurs in which gold is not hosted within sulphide minerals either in early, or late stage mineralisation. These type deposits have lower sulphide content in general and in particular, often lack the needle-like arsenopyrite that is common in the refractory type deposits. Such deposits include the Chirano, Ahafo, Esaase and Nkran type deposits.

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9	EXPLORATION BY PREVIOUS OPERATORS

9.1	Obotan Minerals

In the late 1980’s, the Nkran prospect attracted the attention of Dr Alex Barko, a consultant, who recommended the area to one of his local Client groups. Obotan Minerals subsequently applied for and received a prospecting concession covering about 106 km² over the general area.

Minor prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential due to the extensive gold in the nearby Ofin River, which was previously mined by the State Gold Mining Company in the 1960’s and was later held by Dunkwa Continental Goldfields (held by Dunkwa Goldfields), as well as the alluvial gold project being developed at the time, located further north within the Bonte area.

9.2	AGF/ KIR

In the early 1990’s, the Project concessions were examined by American consultant, Al Perry who worked on behalf of two related Australian junior companies: Associated Gold Fields (AGF) and Kiwi International Resources (KIR). Perry negotiated an option on the concession and proceeded to focus on the known prospects at Nkran (formerly known as Jabokassie) and to carry out a regional soil geochemical survey that identified numerous anomalies around Nkran (Figure 9-1).

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2°8'W
2°W
1°52'W
6°32'N
6°24'N
6°16'N
N
Esaase
Abore
Asuadai
Dynamite Hill
Adubiaso
Nkran
Gyemera Forest Reserve
Gyemera Extension Forest Reserve
Gyeni River Forest Reserve
Asenanyo River Forest Reserve
Apamprama Forest Reserve
Anwhiaso East Forest Reserve
Oda River Forest Reserve
Legend
Towns
Deposits
Project Areas
Obotan Project
Esaase Project
Au In Soil (ppb)
0.1 - 25
25.1 - 50
50.1 - 100
100.1 - 150
150.1 - 200
200.1 - 353.6
0
2.5
5
10
Kilometers

Figure 9-1: Soil Sampling Grids and Anomalies across Obotan and Esaase

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AGF and KIR quickly assessed the open pit potential of the Nkran prospect and carried out an early stage RC drilling program that returned very encouraging results over a wide zone of bedrock mineralisation, which extended along strike for about 600m.

By early 1995, resource estimates for Nkran, (measured, indicated and inferred) were reported as 4.8 Mt at approximately 3.7 g/t Au for an in situ gold content of nearly 600,000 oz Au. A feasibility study was completed and a mining lease was granted in late 1995. This successful exploration work was noted by the emerging Australian gold producer, Resolute Samantha (now Resolute Limited).

9.3	Resolute

A deal was completed by May 1996 whereby the combined interests of KIR and AGF were bought out by Resolute Limited, who immediately reviewed and expanded the scope of the project with a ground magnetic survey (Figure 9-2). This was followed up by further RC diamond drilling to increase resources to a depth of 150m at Nkran and to further assess the known mineralisation at the nearby Adubiaso prospect.

Figure 9-2: Abirem –An Example of a Ground Magnetic Survey by Resolute

Source: Spiers, 2011

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A revised mine development plan was completed by the end of July 1996 and a decision to produce at a rate of 1.4 Mtpa was made. Initial mining was started early in 1997 and the first gold was poured by May 1997. During the late 1990’s, the Nkran plant started to process oxide ores from the Adubiaso gold deposit, located about 5 km north northwest of Nkran.

Throughout the 1988-1998 period, significant drilling was undertaken by the various companies previously mentioned, over the Nkran project area. (SRK, 2012)

9.4	Leo Shield

The Abore area was covered in a prospecting concession granted to the Oda River Gold Mining Company, which was headed up by Nana Asibey-Mensah of Kumasi. Local villagers held a small scale mining licence (Asuadai prospect) at Edubia and Adubiaso.

In the mid-1990’s, Mutual Resources of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River group and commenced a regional exploration program on the concession (covering approximately 73 km²).

Prospecting north of Abore revealed extensive old, as well as very recent artisanal mining in alluvial areas, as well as many old Ashanti pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-northeast trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly was several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings (Figure 9-3).

Extensive trenching in the area confirmed continuous bedrock mineralisation over a distance of at least 1,000m with widths varying between 50m to 100m. The mineralisation consisted of a broad quartz stockwork system hosted mainly by a north northeast trending, intermediate granitoid intrusion. The early artisanal pitting focused mainly on narrow quartz veins associated with the stock work system.

Extensive drilling in the area (mainly RC, but considerable diamond drilling as well) outlined a sizeable resource (now known as the Abore, Adubiaso, Asuadai and Akwasiso prospects).

In the late 1990’s, Mutual’s interest in the project was bought out by Leo Shield (later Shield Resources) (SRK, 2012).

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Figure 9-3: Abore – Regional Soil Sampling by Leo Shield

Throughout the 1996 to 1998 period, significant drilling was conducted by various companies, but most predominantly by Leo Shield over the Abore project area, in line with exploration and development undertaken over the Nkran project area. Drill testing was dominated by RC drilling, accounting for 85% of the total current drilling dataset.

9.5	Midlands Minerals Corporation Ltd

The Midlands Kaniago tenements were acquired in January 2015 from Midlands Minerals Corporation Ltd.

From 2006 through 2010 Midlands conducted stream sediment sampling (116 samples) followed by three phases of soil geochemistry (4917 samples). In April 2010 the conducted and airborne VTEM survey totalling 560 line kilometres.

In 2011 and 2012 Midlands completed 162.5 m of trenching on gold in soil anomalies and 13,509m of RC and Diamond drilling. No Further work was completed by Midlands Minerals.

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9.6	Work Conducted By PMI

9.6.1	Ground Geophysical Surveys – IP and VLF

A 5 km² induced potential (IP) ground geophysical survey was carried out in the Nkran pit area by Geotech Airborne to determine its usefulness in this environment as an exploration tool to help resolve and map the sub-surface. A total of 12,640 m (12.64 km) of baseline were cut and picketed by local crews in Figure 9-4 top left, and 76,240 m (76.24 km) of cross lines were cut, picketed, and GPS surveyed.

The contoured Apparent Resistivity results, interpreted at 119m depth slice after inverting the data with the UBC 2D inversion software, are presented in (Figure 9-4) bottom left. The Nkran structural trends are clearly outlined.

Figure 9-4: Ground Geophysical Surveys

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Note: IP grid location (top left) and apparent resistivity grid (bottom left); VLF survey grid (top right) and VLF Field Strengths (bottom left) Source: Spiers, 2011SRK Consulting, Page57, GLEE/NAID/BINO/GUIB/wulr PMI003 MRE Update Report NI_43-101 March 2012 Rev1 25 May 2012

The company purchased a local source very low frequency (VLF) transmitter and rented two analogue receivers in order to carry out conductivity surveys over target areas outlined by geochemical surveys (soil and stream sediment) and by structures interpreted from airborne resistivity surveys.

The 5 km² area surrounding the Nkran pit that was surveyed with Asanko’s in-house IP equipment and geophysical crew, was also surveyed with the in-house VLF equipment, see (Figure 9-4) bottom right.

Dip and gain readings were taken every 12.5m, data processed, and a Frazer Filtered map constructed. The survey was carried out by Fred Akosah, Chief Geophysicist, Eddie Norman, Technician, and a local field crew. Fred Akosah and Douglas MacQuarrie experimented with various field techniques and data rendition, manipulation and presentation.

It was determined that the technique was useful in picking out narrow conductivity features. The Nkran survey was carried out at 100m cross line spacing. In (Figure 9-4) top right, illustrates the grid surveyed and its location. The test survey and data processing had determined that the gain is the most useful survey parameter in the environment encountered. A contoured map of field strengths percent was constructed and is presented in (Figure 9-4) bottom right.

A 5.1 km antenna line was cut and 42 line kilometres on 42 lines were surveyed.

9.6.2	Airborne Geophysical Survey – Heli-borne VTEM

Condor Consulting Inc. has completed the processing and analysis of a VTEM EM and magnetic survey flown for PMI by Geotech Airborne Ltd, centred over the Nkran pit (Figure 9-5). The primary purpose of the current program of work was to test the VTEM response over the Nkran deposit to 400m depths, and to assist in the identification of gold targets in close proximity to the Nkran mine through an interpretation of conductive and magnetic features. The outcome of this work has been to identify a number of target zones based on the recognition of discrete conductive features and a structural analysis of the conductivity and magnetic outcomes.

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Figure 9-5: VTEM Survey Nkran Pit (yellow outline)

Figure 9-5 notes: extent and flight lines (top left); TMI magnetic grid (bottom left) and interpreted target zones and structures (right)

Source: Spiers, 2011

9.7	Work Carried Out by Asanko at Esaase

9.7.1	Geophysical Programs

An IP program was completed in 2006 which successfully identified significant faults that are interpreted as significant mineralisation boundaries. In order to identify other such structures, Asanko contracted Geotech Ltd to perform an airborne VTEM geophysical program on the project area. The survey was carried out during the period October 11, 2007 to October 25, 2007. The principal geophysical sensors included Geotech’s versatile time domain electromagnetic system (VTEM). Ancillary equipment included a GPS navigation system and a radar altimeter. A total of 2,266

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line-km were flown. In-field data processing involved quality control and compilation of data collected during the acquisition stage, using the in-field processing centre established in Ghana. The survey was flown at nominal traverse line spacing of 200m. Flight line directions were N130°E/N50°W. The helicopter maintained a mean terrain clearance of 122m. The data was processed and interpreted by Condor Consulting, Inc., who performed AdTau time constant analysis on line data in order to determine the best time delay channels to use. Condor performed Layered Earth Inversions (LEI), generated depth slices for the survey and characterized the 2D and 3D nature of the survey.

The 10 channel map shown in Figure 9-6 is a relatively deep penetrating channel that avoids noise disturbance and provides an overall picture of the resistive characteristics of the rocks. The 92m Layered Earth Inversion is useful for a more detailed view of bedrock resistivity at the fresh bedrock surface.

Figure 9-6: VTEM 92 m Layered Earth Inversion (LEI) for Esaase

Source: Esaase Technical report 2011

The image indicates significant packages of higher and lower resistivity rock masses with changes in the resistivity values of the rocks across what are interpreted as northeast oriented structures. These breaks correlate with the position and orientation of gold anomalies, which are expressed both in the surface soils that overlie these breaks and in the subsurface as indicated by drilling.

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9.7.2	Sampling Methods and Sample Quality

Soil Sampling Program

Asanko commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006 and have received assay results from over 4,000 soil samples. Sampling was undertaken on NE oriented lines spaced 100 m to 400 m apart with samples taken at 25 m intervals along the lines Figure 9-7. This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the concession. After the acquisition of the Jeni River Concession, Asanko expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime, Figure 9-8.

Figure 9-7 shows the gold-in-soil contour map derived from these samples. Some 1,630 soil samples were collected over the Dawohodo concession in 2011. Soil samples were obtained wherever there were no obvious alluvial disturbance or alluvial material and care was taken to sample below the organic horizon. The material below the organic horizon on ridge tops, or steep slopes from higher elevations is weathered bedrock, whereas that taken nearer to the alluvial creek bottoms is underlain by colluvium and/or saprolite. Drilling and trenching indicate that soil samples from weathered bedrock, on average, have gold levels within an order of magnitude of the underlying rock values. Soil samples from non-bedrock sources (i.e. alluvial) tend to have much lower gold values than the underlying bedrock.

Figure 9-7: Gold in Soil Thematic Map for the Esaase Concession

Source: Esaase technical report 2011

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Figure 9-8: Gold in Soil Thematic Map for the Jeni River Concession

Source: Esaase technical report 2011

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Figure 9-9: Gold in Soil Contour Map for the Esaase Prospect

Source: Esaase technical report 2011

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10	DRILLING

10.1	Introduction

Drill traverses for all project areas are generally aligned perpendicular to the local northeast southwest mineralised trends.

To date, a total of 1,947 holes have been drilled in the four Obotan deposits (Nkran 877, Adubiaso 327, Asuadai 143, Abore 463, and Dynamite Hill 137). To date a total of 1,187 holes have been drilled at Esaase.

As shown in (Figure 10-1) a typical drilling plan for the Nkran area. The resource drill hole spacing varies between the projects, from as small as 10 to 15m across strike, and 15 to 50m along strike (to define near mine surface projections of mineralisation). Drill coverage at depth is variable approaching the maximum drilled depth of 590m from surface in drill hole RCD802A at the Nkran project.

The drilling density is considered appropriate to define the geometry and extent of the mineralisation for the purpose of estimating gold resources, given the understanding of the local project geology, structure and confining formations.

10.2	Nkran

The Nkran project database utilised during the updated MRE included the historical and recent drill hole data summarised in (Table 10-1) and (Figure 10-2)

Table 10-1: Nkran – Summary of Historical and Recent Drilling Dataset

RC			DDH	Total RC +DDH
Resolute	Number of holes	599	191	790
	Metres	35 646	38 522	74 168
PMI	Number of holes	–	87	87
	Metres	–	37 452	37452
Total	Number of holes	599	278	877
	Metres	35 646	75 974	111 620

The following drill statistics are based on meterage. Most of the holes used in the resource estimation are from the Resolute–Amansie programs (some 70%). All the PMI drilling is DC which accounts for the remaining 30% of the drilling. DC drilling accounts for 68% of all holes and RC the remaining 32%. PMI diamond drilling

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undertaken during 2007 through to January 2012 accounts for 33% of the total dataset, with the remaining 67% being mixed RC and DC completed by Resolute during an unspecified period.

Figure 10-1: The Drill Collar Plans based on the Drill Type and PMI Program for Nkran

10.3	Adubiaso

The Adubiaso project database utilised during the MRE included the historical and recent drill hole data as shown in (Table 10-2) and (Figure 10-2).

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Table 10-2: Adubiaso – Summary of the Historical and more Recent Drilling Dataset

RC			DDH	Total RC +DDH
Resolute	Number of holes	277	5	282
	Metres	25 547	635	26 182
PMI	Number of holes		45	45
	Metres		9 021	9 021
Total	Number of holes	277	50	327
	Metres	25 547	9 656	35 203

The following drill statistics for Adubiaso are based on meterage. Most of the holes used in the MRE are from the Resolute Amansie programs (some 75%). The combined PMI and Resolute DC drilling accounts for 25% of all holes.

PMI diamond drilling undertaken during 2007 through to January 2012 accounts for 25% of the total dataset with the remaining 75% being mixed RC and DC drilling completed by Resolute during an unspecified period.

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Figure 10-2: The Drill Collar Plans based on the Drill Type and Company Program for Adubiaso

10.4	Abore

The Abore project database utilised during the MRE included the historical and recent drill hole data as summarised in (Table 10-3) and (Figure 10-3).

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Table 10-3: Abore – Summary of Historical and Recent Drilling Dataset

RC			DDH	Total RC +DDH
Resolute	Number of holes	408	6	414
	Metres	31 639	928	32 567
PMI	Number of holes	0	51	51
	Metres	0	9 260	9 260
Total	Number of holes	408	57	465
	Metres	31 639	10 188	41 827

The following drill statistics for Abore are based on meterage. Most of the holes used in the MRE are from the Resolute Amansie programs (some 78%). The combined PMI and Resolute DC drilling accounts for 25% of all holes and RC the remaining 75%.

PMI DC drilling undertaken during 2007 through to January 2012 accounts for 22% of the total dataset with the remaining 78% being mixed RC and DC drilling completed by Resolute during an unspecified period.

(Figure 10-3) shows the drill collars based on the drill type and individual company programs for Abore.

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Figure 10-3: Abore – Plan of Drill Collar Locations showing Hole Type and Company Drill Program

10.5	Dynamite Hill

The Dynamite Hill project database utilised during this study included historical and recent drill hole data as summarised in (Table 10-4). (Figure 10-4) shows the Dynamite Hill drill collar plan.

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Table 10-4: Asuadai – Summary of Historical and Recent Drilling Dataset

Deposit		RC	DDH	Total
PMI	Number of holes	92	3	95
	Metres	10 864	408	11 272
Asanko	Number of holes	33	9	42
	Metres	4 611	2 094	6 705
Total	Number of holes	125	12	137
	Metres	15 475	2 502	17 977

The following drill statistics for Dynamite Hill are based on meterage. Most of the holes used in the MRE are from the PMI programs (some 63%). The combined PMI and Asanko DC drilling accounts for 14% of all holes and RC the remaining 86%.

(Figure 10-4) shows the Dynamite Hill drill collar plan based on company.

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Figure 10-4: Dynamite Hill Drill Collar Plan

10.6	Asuadai

The Asuadai project database utilised during the updated MRE included the historical and recent drill hole data as summarised in (Table 10-5).

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Table 10-5: Asuadai – Summary of historical and recent drilling dataset

RC			DDH	Total RC +DDH
Resolute	Number of holes	84	3	87
	Metres	5 606	294	5 900
PMI	Number of holes	0	56	56
	Metres	0	7 406	7 406
Total	Number of holes	84	59	143
	Metres	5 606	7 700	13 306

The following drill statistics for Asuadai are based on meterage. Most of the holes used in the MRE are from the Resolute Amansie programs (some 44%). The combined PMI and Resolute DC drilling accounts for 58% of all holes and RC the remaining 42%. PMI DC drilling undertaken during 2007 through to January 2012 accounts for 56% of the total dataset with the remaining 44% being mixed RC and diamond drilling completed by Resolute.

(Figure 10-5) shows the Asuadai drill collar plan based on the drill type and company program.

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Figure 10-5: Asuadai – Plan of Drill Collar Locations Showing Hole Type and Company Drill Program

10.7	Esaase

Drilling at the Esaase Gold Project has been managed by Asanko and Coffey Mining geologists and to date has focused mainly on the northwest striking main gold bearing structures in the Esaase Concession. Targets have also been drilled on the Jeni, Dawohodo, Mpatoam and Binappco concessions. Surface RC and DC drilling has been completed at the project. The project drill programs were designed to test the mineralised corridor delineated from soil sampling, trenching, drilling and geophysical interpretations. The initial 14 diamond drill holes were completed by Eagle drilling contractors with the remainder completed by Geodrill contractors. Both of these drilling companies are reputable Ghana based companies providing RC and DC drilling services consistent with current industry standards. (Table 10-6) summarises pertinent drilling statistics for all holes drilled at the Esaase Gold Project as at the beginning of February 2012. A total of 1,496 drill holes have been completed on

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the project area as shown in (Table 10-6) and (Figure 10-6). Of these 1,187 drill holes in the currently defined resource area were used for the MRE.

Table 10-6: Drilling Summary Statistics for Esaase

Type	Number	Type	Metres Drilled
RC holes	987	RC metres	149 906
RC pre-collars with Diamond tails	340	RC pre-collar with Diamond tail metres	100 360
Diamond holes	112	Diamond hole metres	24 811
Water wells	57	DTH metres	3 573
Total drill holes	1 496	Total Metres drilled	268 249

Figure 10-6: Drill Hole Locations for the Asanko Esaase Gold Project

Source: Esaase NI-43101, 2012

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10.8	Diamond Drilling Procedures

10.8.1	Diamond Drilling

10.8.1.1	Obotan

All holes drilled by PMI were commenced using HQ core for saprolite and some reduced to NQ when fresh rock is encountered. All holes drilled by Asanko were HQ in diameter. All rigs were in good working order, and are operated by experienced drillers. The contractors used were Burwash Drilling from Vancouver Canada and Geodrill from Ghana. DC drilled core was all oriented.

Figure 10-7: Hole NKR11-040 Drilling on the South Eastern Side of the Nkran Open Pit

10.8.1.2	Esaase

The initial 14 DC drill holes (HQ and NQ diameters) were completed by Eagle Drilling using a Longyear 38 skid mounted DC drill. All subsequent drilling was completed by Geodrill using UDR650 and UDR900 multipurpose rigs for the RC and DC drilling. DC was oriented by a combination of the spear technique, the 2iC Ezymark orientation device and Reflex ACT II electronic orientation system. Drill

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hole collars were surveyed by a Coffey Mining surveyor utilising a Thales Promark 3 DGPS unit

10.8.2	Hole Survey

10.8.2.1	Obotan

All drill holes were laid out using handheld GPS and sighted for direction with a compass. Later, the actual drilled collars were picked up by licensed Ghanaian surveyors using differential GPS from a local base station. Checks of hole positions using a handheld GPS all appear reasonable, given the lower level of accuracy of these units. Holes are surveyed every 30 to 40m downhole using a Reflex magnetic compass and dip unit.

10.8.2.2	Esaase

Drill hole collars were surveyed by a Coffey Mining surveyor utilising a Thales Promark 3 DGPS unit. This unit was validated as returning sub-centimetre accuracy when compared to the topography pickup completed by Coffey Mining using a Geodimeter 610S total station. These instruments have an accuracy of better than 1 cm and are considered conventional.

Drill holes were surveyed on approximately 50m, or less downhole intervals, using a Reflex EZ-Shot®, an electronic single shot instrument manufactured by Reflex of Sweden. These measurements have been converted from magnetic to UTM Zone 30 North values. The factor used to convert between the two grids is -5 degrees.

10.8.3	Core Handling

10.8.3.1	Obotan and Esaase

Core was carefully handled by the drill crew, correctly oriented with regard to the downhole direction and then carefully slipped directly on to pre-marked core trays, (Figure 10-8).

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Figure 10-8: Laying Core out into Pre-marked Trays

10.8.4	Core Boxes

10.8.4.1	Obotan and Esaase

All core boxes were labelled prior to loading with core. All core boxes have the hole number, box sequence and depths recorded on them in permanent marker. Wooden block markers are inserted by the driller to record depth. The recording of recoveries was the geologist’s responsibility.

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Typically, the drilling contractor managed approximately 30 to 40m per shift (2 x 10 hour shifts), which is considers to be a reasonable drilling rate.

10.8.5	Core Orientation

10.8.5.1	Obotan and Esaase

For core orientation, a Reflex ACT IID electronic core orientation tool and barrel was used for orienting and marking core (Figure 10-9). The barrel was oriented using the electronic orientation unit prior to the drill run. The full, oriented barrel was then retrieved, the core aligned and the core marked using a bottom hole convention. The local geologists were competent in the use of this device and procedure and take due care. All core is oriented. The down hole direction is marked on the core at the base. If two sections of broken core cannot be matched, then no structural mark-up is made for the lower, (down hole) part of the core run until the next barrel is retrieved and oriented. This avoids erroneous structural measurements being made.

Figure 10-9: Core Orientation Procedures using a Reflex ACT II System

The core is marked with a red permanent marker in the bottom hole position and a directional arrow put on at regular intervals to record the downhole direction. The core is transported carefully back to the core yard. The core is laid out in aluminium boxes that can accommodate 5m of core.

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10.8.6	Recoveries

10.8.6.1	Obotan

Core recoveries were recorded once the trays are delivered back to the core facility / yard and recorded in the geological logs. Core recoveries were typically in excess of 95%.

10.8.6.2	Esaase

Core recoveries were typically calculated at the drilling site immediately prior to drilling by qualified technicians and recorded in the geological logs. The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the recoveries calculated. Core recoveries were typically in excess of 95%.

10.8.7	Core Storage

10.8.7.1	Obotan

In the core yard, it was noted that the aluminium core boxes are stacked on the floor (Figure 10-10). It is highly recommended that proper storage racks be set up and a core yard inventory be taken with holes laid out in an organised fashion on the racks. In general, the core yard facilities for logging are good with large logging racks for laying out and logging core.

Figure 10-10: Core Boxes Stacked in the Core Yard

After geological and structural logging, sampling in preparation for assaying was undertaken. Sampling of the core is routinely taken at 2m intervals downhole, or to geological contacts, and 1m samples are taken in the mineralised, or ore zones. This

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is a reasonable practice. Given that the geology and mineralised zones are well known at Nkran, the need for routine 2m sampling outside of the mineralised zones has been replaced with sampling 5m either side of the main mineralised zone, and where occasional alteration and veining are recognised.

10.8.7.2	Esaase

Following geological logging, photography, core cutting and sampling the remaining core is put into storage. The storage facility at Esaase consists of sheds with elevated racks on concret floors that are sheltered from wind and rain.

10.8.8	Core Photography

10.8.8.1	Obotan

Prior to cutting, all core was routinely photographed by the geologists. The core is laid out in single trays, clearly labelled with hole ID, and depths. Images are stored in the database. A handheld camera held above the tray being recorded by the geologist was used to photograph the core.

10.8.8.2	Esaase

Prior to logging and cutting, all core was routinely photographed by the geologists. The core is laid out three trays at a time, clearly labelled with hole ID and depth. Images are stored in the database. A handheld camera held above the tray being recorded by the geologist was used to photograph the core.

10.8.9	Core Cutting and Marking

10.8.9.1	Obotan

Once logged, the core is carefully marked for Sampling (Figure 10-11). The core is then cut using a diamond blade saw.

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Figure 10-11: Marking up Core prior to Cutting

For analysis, the left-hand side of the core facing downhole was always taken. This is to avoid bias and keep consistency, and is a good practice. During the core cutting process, all core is handled by several trained technicians.

10.8.9.2	Esaase

The required interval was marked on the core and the sample cut in half by electric diamond blade core saw. The standard protocol is that the cut is made 1 cm to the right in a downhole direction of the orientation line, with the left side being retained and the other half broken up for assay. In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut, or cleave the core.

10.9	RC and Core Sampling Procedures

10.9.1	RC Sampling and Logging

10.9.1.1	Obotan and Esaase

RC drill chips were collected as 1m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting. The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. All 1m interval samples were analysed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the

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project site. Unfortunately sun damage through improper storage has destroyed most of the bulk rejects at the Project. A full record of pulp samples remains on both sites however.

10.10	Diamond Core Sampling and Logging

10.10.1	Sampling and Logging

10.10.1.1	Obotan

The sampling review for the Project has been thorough. Initially H&S (2010) carried out a detailed review of sampling procedures and protocols; this was followed by SRK’s QA/QC review (March 2011) and a later detailed QA/QC analysis of assays and densities in September 2011. This had again been updated by the addition of the latest set of QA/QC data from August 2011 to January 2012, as well as that from Dynamite Hill in 2013 and 2014.

SRK has observed the onsite sample processing facility at Nkran and preparation procedures (core splitting, panning, logging, sampling and storage). The observation by SRK was that the methodology and procedures used were appropriate and this is detailed in previous NI 43-101 technical reports. Subsequent site visits by CJM consulting for purposes of the updated MRE made the same conclusions.

Original sampling was predominantly carried out at 1.0m intervals, but sample intervals ranging from 0.25m to 5m have also been utilised.

It should be noted that these sampling intervals are much smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30m.

10.10.1.2	Esaase

The sampling of the core was subject to the discretion of the geologist completing the geological logging. Early in the exploration, nominal 2m intervals samples were taken unless otherwise dictated by geological, or structural features. After December 2006, the sample interval was 1m intervals with the majority (90.7%) of samples submitted to the laboratory as half core and the remaining submitted as whole or quarter core.

The sampling intervals are significantly smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30m.

After the marking out of the required interval, the core was cut in half by electric diamond blade core saw. The cut is made 1 cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.

In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

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Core structure orientations were routinely recorded to assist in determining the controls on mineralisation, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of approximately 28 oriented core HQ3 core holes have been drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

10.10.2	Drilling Orientation

10.10.2.1	Obotan

Due to the variable orientations of mineralisation in each deposit, a range of drilling orientations were used. All deposits were driller perpendicular to mineralisation wherever possible.

10.10.2.2	Esaase

The vast majority of drill holes in the west dipping mineralisation were collared at an orientation of approximately 100°(UTM). A small number of holes were drilled towards approximately 300°. Water bore holes have been drilled vertically.

10.10.3	Sample Recovery

10.10.3.1	Obotan and Esaase

Sample recovery for RC drilling was noted as very good and averages approximately 34 kg per metre drilled. Bulk sample weights (on a per meter basis) have been recorded in the database for approximately two-thirds of all RC samples drilled. Sample recovery in diamond holes was very good although recoveries for core from the moderate to highly weathered saprolite and highly fractured and brecciated zones returned poor recoveries. In general, core recoveries were in excess of 95%.

10.10.4	Sample Quality

10.10.4.1	Obotan and Esaase

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high. Sample recoveries and quality for

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the RC drilling are high with drilling switching to diamond core once wet samples were noticed.

10.11	Factors Influencing the Accuracy of Results

10.11.1	Accuracy and Reliability of Results

There is no identified drilling, sampling, or recovery factors that materially impact the accuracy and reliability of the results of the drilling p

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11	SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1	Sample Handling Prior to Dispatch

11.1.1	Obotan

CJM was not able to review the sample submission procedures in practice as utilised by PMI personnel. CJM has made use of the observations and findings of SRK utilised for their May, 2012 MRE exercise. CJM, however did review the written standards and procedures as employed by PMI.

SRK visited the onsite sample processing facility at Nkran and the preparation procedures (core splitting, panning, logging, sampling and storage) employed by PMI personnel It was SRK’s opinion that the methodology and procedures used were appropriate.

According to SRK, original sampling was predominantly carried out at 1.0m intervals, but sample intervals ranging from 0.25m to 5m had also been utilised.

SRK did not carry out any independent sampling of core, or RC samples, but has reviewed the sample quality control protocols introduced and conducted by PMI and SGS in Tarkwa.

Individually bagged core and RC drilling samples were packed in polyweave, or heavy plastic sacks (i.e. 5-10 samples per sack), tied with binding wire and prepared for transport to the laboratory. All samples were firmly secured and locked in a designated sample room at PMI’s field office. The company geologist, responsible for core logging and RC sampling, held the only key to the room where samples were secured. The geologist was responsible at all times for their secure shipment to the laboratory. SRK considered that the sample preparation, security and analytical procedures adopted by PMI provide an adequate basis for the current MRE.

11.1.2	Esaase

The close scrutiny of sample submission procedures by Asanko and Coffey Mining technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering. Equally, given the Umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and Umpire assay facilities, any misleading analytical data would be readily recognised and investigated. Current Asanko sampling procedures require samples to be collected in staple-closed bags once taken from the rig or core-cutting facility. The samples are then transported to the project camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

11.2	Sample Preparation and Analysis Procedures

11.2.1	Obotan

CJM was not able to review the Sample Preparation and Analysis Procedures due no sampling, or drilling exercises being in process at the time. CJM reviewed the findings of SRK in May 2013 and reviewed the standards and procedures for PMI and shares the opinion of SRK that sample preparation was adequate for the resultant assays to be utilised for MRE. SRK assumed the continuity of processes and procedures, based on their historical exposure to the Obotan tenements.

As a result of the advanced nature of the projects, SRK conducted an analysis of the QA/QC and found that results were sufficient for establishing the highest possible degree of confidence in the data. CJM reviewed the QA/QC, as well and shares SRK’s opinion.

PMI typically inserted random blank samples into the assay stream. These blanks consistently returned very low assays. Additionally, any samples in which visible gold was noted, during the logging or in the case of panning RC drill chips, or any samples which returned high gold grades, were routinely submitted for either screened metallic, or a bulk cyanide leach assay. In addition, random pulps and rejects were submitted to other certified labs for checking or confirmation purposes.

According to SRK, comparison of the results from the various different assays and laboratories utilised, indicates a high measure of confidence in the assay data. The assay labs utilised by PMI utilised their own in-house QC programs. These included standards, replicas, duplicates and blanks. In general, every batch of 50 solutions contained two standards positioned randomly; two replicates positioned at the end of the rack; two duplicates selected randomly and positioned immediately under the original and one blank positioned randomly.

All sampling was carried out under the direct supervision of PMI senior personnel, either the president, VP of exploration, project manager, or the chief geologist. All drill cores from the concessions were geologically and structurally logged, split (sawn), photographed and stored at PMI’s field offices, or sampling and storage facility in Nkran.

During a site visit in March 2011, SRK was able to visit the SGS laboratory in Tarkwa. SRK observed the sample preparation area inclusive of sample crushing and pulverisation, drying ovens, dust extraction devices, cupellation laboratory, furnaces and the analytical laboratories. The main comment from the routine inspection was a concern regarding the high levels of dust in the preparation and analytical facility of the very busy laboratory. It should be noted that the laboratories used by PMI are certified, being local divisions of international laboratories such as SGS (Bibiani and Tarkwa) and ALS (Kumasi).

All crushing and grinding was carried out by the analytical laboratory. Sample pulps and coarse reject material was returned to PMI only after completion of both the initial sample analysis and any additional checks which PMI may have required following

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

receipt of the initial sample assays. All assays were carried out by Fire Assay on 50g samples with an Atomic Absorption (AA) finish, or as otherwise reported.

The quality of analysis at the laboratories was monitored by the use of blanks, standards, duplicates and check assays and re-runs at alternate labs (in this instance ALS Kumasi). Historically, during 2008 to 2009, all analysis were carried out by SGS / Analabs in Bibiani. Recent samples were processed by SGS Tarkwa laboratories.

All core samples were submitted to SGS in Tarkwa and check samples to ALS Commercial Laboratory in Kumasi. All samples were analysed for gold, either by 5g Fire Assay or Screen Metallic Fire Assay with AA Finish (AA26); or for cyanide leach, depending on peculiar features and characteristics of the rock or the drill cuttings. Screen metallic fire assaying is often used for samples suspected of being high grade where coarse gold is anticipated. Remaining samples, expected to represent “waste” or non-ore mineralised are analysed using straight fire assay.

11.2.2	Esaase

RC field duplicate samples are routinely collected to allow assessment of the field sampling error, (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted. Acceptable reproducibility has been identified during an assessment of RC field duplicate data generated and no distinct bias is evident.

Reference material is retained and stored at the Asanko exploration camp at Tetrem, as well as chips derived from RC drilling, half-core and core photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the anticipated tenor of mineralisation.

11.3	Quality Assurance and Quality Control

11.3.1	Obotan QA/QC Procedures

The quality control adopted by Obotan was made by 3 different companies, see (Table 11-1). SC Geonalyst was in charge of this validation in 2014.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 11-1: Summary Validated Samples Obotan

Prospect	RSG data		PMI data		ASANKO Data
	sample	available/ validated	sample	available/ validated	sample	available/ validated
Abore	19 941	0%	5 102	99.76%	-	-
Adubiaso	17 823	38%	3 526	99.94%	-	-
Asuadai	8 198	0%	6 906	99.88%	-	-
Dynamite Hill	-	-	10 110	100.00%	5 179	100.00%
Nkran	60 753	13%	23 687	96.23%	-	-

11.3.1.1	Quality Control Procedures Resolute Mining Limited [RSG]

The quality control procedures adopted by Resolute Mining Limited and the relevant analytical laboratories are listed in point form below.)

11.3.1.2	SGS Accra - used in 1995

Preparation: “The samples have been sorted and dried. Primary preparation has been by jaw crushing the whole sample to -6 mm, cone crushed or disk milled to -2 mm. A 300g to 1 kg sub-fraction is then pulverized to -200 mesh in labtechnic homogenizing mill”.

Method - Au FA: “Have been analysed by firing a 50 gm proportion of the sample. The resulting Noble Metals have been determined by Atomic Absorption”

The results for the repeat samples are depicted in (Figure 11-1 and Figure 11-2).

11.3.1.3	INCHCAPE Obuasi - used in 1995, 1997

Preparation: “Dry, Crush, Pulp 2 Kg”

Extraction: “Fire Assay+HCL-HNO3”

Method - 309: “30 g Fire Assay - AA”

The results for field duplicates and repeat samples are depicted in (Figure 11-3, Figure 11-4 and Figure 11-5).

11.3.1.4	ANALABS Balcatta/Bibiani - used in 1997, 1998, 1999

Preparation: few batch of the samples were prepared in ANALABS Obotan with unknown details

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Method - F650: “50 g fire assay, Lead collection, Aqua Regia digest, AAS”

Method - F644: included sample preparation “Drying @105 °C, Ringmill 500g to 1.5 Kg nominal 75 microns” and method “Screen fire assay, 106 micron. Reported results include weight fraction, gold in individual size fractions and calculated gold”

The results for repeat samples are depicted in (Figure 11-6 and Figure 11-7).

11.3.1.5	ANALABS Obotan - used in 1997, 1998

Preparation: “Drying, Jaw crushing to nominal 6 mm to 12 mm. Sample volume reduction - riffle split. Ringmill <1 kg, nominal 75 microns.”

Method - P625: “Aqua Regia digest, DIBK extraction, AAS, 25g sample”, see (Figure 11-8).

Method - F650 with the same details described previously in ANALABS Bibiani paragraph, see (Figure 11-9).

11.3.1.6	Quality Control Procedures PMI Gold Corporation [PMI]

The quality control procedures adopted by PMI and the relevant analytical laboratories are listed in point form below.

11.3.1.7	SGS Bibiani - used from 2009

Method - FAA505: “Gold by fire assay, AAS finish, 50g weight, detection limits 0.01 – 100 ppm”

Method - ARA155: for As “Aqua Regia Digest 50g-250ml, AAS, detection limit 20¬50000 ppm”

11.3.1.8	SGS Tarkwa - used from 2010

Method - FAA505: “Gold by fire assay, AAS finish, 50g weight, detection limits 0.01 – 100 ppm”

Method - ARA155: for As “Aqua Regia Digest 50g-250ml, AAS, detection limit 20¬50000 ppm”

Method - ARE155: for Au “AAS after Aqua Regia Digest, DIBK, 50g”

Method - FAS31K: “Screen fire assay at 106 qm”

11.3.1.9	Intertek Tarkwa - used in 2010

Method - FA51/AAS: “Lead collection fire assay, 50g sample weight, AAS detection limit 0.01 ppm”

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

11.3.1.10	ALS Kumasi - used in 2011

Method - Au-AA26: “Fire Assay Fusion, 50g, AAS Finish, detection limits 0.01-100 ppm”

11.3.1.11	MinAnalytical Perth - used from 2011

Method - FA50AAS: “Lead collection fire assay using 50g sample weight, AAS Finish, detection limit 0.005 ppm”

11.3.1.12	Performance Laboratories Bibiani - used from 2012

Method - FAS50/AAS: “Fire Assay / 50 gm aliquot, AAS finish”

Method - BLG/AAS: “Dissolved Au on Solution samples, BLEG, leachwell”

11.3.2	Quality Control Procedures Asanko Gold Inc. [AKG]

The quality control procedures adopted by Asanko Gold Inc. [AKG] for Dynamite Hill prospect, the relevant analytical laboratories are listed in point form below.

11.3.2.1	SGS Tarkwa - from 2014

Method - FAA505: “Gold by fire assay, AAS finish, 50g weight, detection limits 0.01 – 100 ppm”

11.3.3	Obotan QA/QC Conclusions

CJM is of the opinion that the QA/QC undertaken by the 3 companies, RSG, PMI and Asanko is adequate and that the current QA/QC systems in place at Obotan to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented.

It is recommended that umpire analysis is performed for available samples from the resource areas.

A total of 5 to 10% of the mineralised intercepts (>0.3ppm), including standards (5%), should be selected and using the same assay method as used before (50 gFA not 30 gFA) and including a sieving test to check the grindability of the previous laboratory.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 11-1: SGS Accra Au Rpt Column

Figure 11-2: SGS Accra Au Rpt Line

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 11-3: INCHCAPE Field Duplicate

Figure 11-4: INCHCAPE AuR

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 11-5: INCHCAPE AuS

Figure 11-6: ANALABS Bibiani AuR

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 11-7: ANALABS Bibiani AuS

Figure 11-8: ANALABS Obotan AuR – F625 method

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 11-9: ANALABS Obotan AuR – F650 method

11.3.4	Esaase

Asanko has the following procedures in place:

Insertion of 16 (Geostats Standards and CDN Resource Standards) internationally certified standard reference material (5% of samples)

Insertion of blank material (5% of samples)

RC field duplicates taken (5% of samples)

Diamond Core Field duplicates completed by a second split at the 3 mm jaw-crushing stage

Submission of selected Umpire samples to SGS

Review of the Esaase and the internal laboratory QC data on a batch by batch basis

The assay quality control procedures applying to the various laboratories are summarised in the following sections:

11.3.4.1	SGS Tarkwa

The following quality control procedures are adopted by SGS which is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation:

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet

Compressed air gun used to clean crushing and milling equipment between samples

Barren quartz ‘wash’ applied to the milling/pulverising equipment at the rate of 1:10

Quartz washes assayed to determine the level of cross contamination

Sieve tests carried out on pulps at the rate of 1:50 to ensure adequate size reduction

Assaying of certified standards at the rate of one per batch of 20

A minimum of 5% (1:20) of the submitted samples in each batch are subject to repeat analysis

Blank samples inserted at the rate of approximately 1:30

Industry recognised certified standards disguised and inserted at a rate of 1:30

Assaying of internal standards data

Participation in two international round-robin programs; LQSi of USA and Geostats of Australia

11.3.4.2	Transworld Tarkwa

TWL applies most of the QC procedures used by SGS although it only participates in the Geostats round-robin Umpire assay program and it does not utilise the CCLAS computer system. TWL Tarkwa was acquired by Intertek Minerals Group in October 2008. Intertek Minerals Group includes Genalysis Laboratory Services Pty Ltd of Australia and operates in accordance with ISO/IEC 17025, which includes the management requirements of ISO 9001:2000.

11.3.4.3	ALS Kumasi

The following quality control procedures are adopted by ALS which is part of the global group

ALS Laboratory Group with ISO 9001:2000 accreditation:

Cross referencing of sample identifiers (sample tags) during sample sorting and preparation with sample sheets and client submission sheet

Compressed air gun used to clean crushing and milling equipment between samples

Barren ‘wash’ material applied to the milling/pulverising equipment at between sample preparation batches

Quartz washes assayed prior to use to determine the level of cross contamination

Sieve tests carried out on pulps on a regular basis to ensure adequate size reduction

Assaying of certified standards at the minimum rate of one per batch (dependant on batch size and assay technique)

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

A minimum of one of the submitted samples in each batch are subject to repeat analysis

Blank samples inserted at the beginning of each batch

Participation in a number of international round-robin programs which include CANMET of Canada and Geostats of Australia

11.3.4.4	Quality Control Analysis

The quality control data analysed by Coffey Mining includes:

Standard and blanks (both Field and Laboratory)

RC Field duplicates

Laboratory repeats

Re-assayed pulps; and

Umpire assaying

The assay quality control data, as they pertain to resource estimates completed on the basis of data available, have been subset into the categories above, and reviewed separately. The quality control data has been assessed statistically using a number of comparative analyses for available datasets. The objectives of these analyses were to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analyses are presented as summary plots, which include the following:

Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines

Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level

Mean vs. % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range

Mean vs. %HARD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percentage half relative difference between the assay pairs (mean % HARD)

Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased

11.3.4.5	Transworld Laboratory, Tarkwa

TWL Duplicate Repeats

At TWL, every 20th sample is duplicated. A duplicate is two separate samples taken from the total pulped sample. Duplicate repeats are analysed in the same batch and are therefore not subject to intra-batch variance. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment and data are divided into drill core (HQ and NQ, 177 assays) and riffle split 1m RC drill chips (461 assays). Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples.

TWL Pulp Respray

After initial calibration of the AAS with control standards, the batch is sprayed (the aspirator tube is placed in the DIBK layer and approximately 1 ml is sprayed into the AAS flame). On combustion, the absorbance is measured by the AAS and the strength of the absorbance is proportional to the gold concentration). At the end of spraying, the operator returns to every 10th sample and performs the same operation and this is the Pulp Respray. At the end, control samples are again presented to the AAS to verify that short-term drift has not occurred. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment for a total of 1202 assays. Results show equivalent means between the duplicate repeats and precision well within acceptable limits.

TWL Check Repeats

Check repeats occur where high grade samples are encountered or where the result is out of sequence (e.g., 0.01-0.04-0.02-1.2-0.03: Result 1.2 is out of sequence and would be repeated). A repeat is a second 50 g sample taken from the same kraft envelope as the original analysis (Au1) and is thus different from the duplicate repeat. Check Repeats are analysed later than the original assay (in a different batch) and may therefore be subject to intra-batch variance compared with the original result. Only assays greater than 10 times the detection level (>=0.1 ppm Au) are included in the assessment and data are divided into drill core (HQ and NQ, 265 assays) and riffle split 1 m RC drill chips (573 assays). Check Repeat analyses data to September 2007 was available for review. Results show equivalent means between the duplicate repeats and precision within acceptable limits for both diamond core and RC samples

TWL Pulp Re-assay

Only pulp re-assays greater than or equal to 10 times the detection level (0.1 ppm Au) are considered for analysis and these comprise 1,615 riffle split 1 m RC drill chip assays. Results show equivalent means between the duplicate repeats and precision within acceptable limits. TWL Lab Standards and Blanks Analysis six certified standards were inserted by TWL into the sample batches at a rate of one in twenty

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains Lab standards analysis received to September 2007. A total of 3,512 standards and blanks assays are available for analysis. Results generally show a positive bias that varies between -0.44% and 3.05%. This positive bias is more evident for higher grade standards.

11.3.4.6	SGS Laboratory, Tarkwa

SGS Duplicate Second Split

This comprises RC (339) and diamond core (73) field duplicates and is achieved by taking a second split at the 3 mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the re-assay for both DC and RC samples.

SGS Replicate First Split

These assays represent a random repeat assay with four random repeats completed from each batch of 50 samples. A total of 582 DC and 2,392 RC analyses are available for analysis. Results show equivalent means and an acceptable level of precision between the original and the re-assay.

Lab Standards and Blanks Analysis

Four certified standards were inserted by SGS into the sample batches at a rate of one in twenty in addition to preparation blanks and reagent blanks at a similar rate. The supplied database only contains lab standards analysis received to September 2007. A total of 938 standards and blanks assays are available for analysis. Results show a relative low bias of up to -2.09%.

11.3.4.7	ALS Laboratory, Kumasi

ALS Duplicate Second Split

This comprises RC (176) and DC (62) duplicates and is achieved by taking a second split at the 3 mm jaw crushing stage of the sample preparation. Results show equivalent means and a high level of precision between the original and the re-assay for the diamond core samples. Results for the RC samples demonstrate a high level of precision between the original and the re-assay however the second mean is 7.5% lower than the original assay.

ALS Replicate

These assays represent a random repeat assay of a second sample taken from the original pulp. A total of 223 DC and 892 RC analyses are available for analysis. Results show equivalent means for diamond core however the second mean for the RC samples is significantly lower than the original. Overall levels of precision between the original and the Re-assay are low for both DC and RC samples.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

ALS Intra Batch Analysis

These assays represent a random repeat assay analysed in a different assay batch to the first. Results show equivalent means and acceptable precision (although at the lower end) for both RC and DC samples.

A total of 16 Certified Standards and one blank have been included in sample batches sent to TWL, ALS and SGS. A total of 11,507 assays were available for analysis. Where identifiable, outliers to the data which are obviously a misplaced standard have been removed from the data before analysis resulting in 9,818 valid standard assays. Results show a moderate positive bias of up to 6.09% for Transworld Laboratories. There is no relationship between grade and bias. One standard shows negative bias of 5.33%.

Blind standards analysis at SGS shows a spread of bias with one standard displaying a significant negative bias of up to -8.41%. In addition, one standard shows a positive bias of 6.93%. Again, there is no relationship between grade and bias. Blind standards analysis at ALS shows a spread of bias from -3.65% to 5.64%. Negative bias is apparent at lower grades and positive bias up to 5.64% is seen in two standards at 2.58 g/t Au and 2.74 g/t Au. For higher grade samples the bias approaches zero.

11.3.4.8	Esaase Field Duplicates

Field duplicates totalling 1,567, 1163 and 2,802 have been sent to TWL, SGS and ALS respectively. DC field duplicates consist of a portion of the “coarse rejects” obtained after the crushing stage. RC field duplicates consist of a second sample split from the reject sample in the field. Only assays returning values greater than ten times the detection limits (>0.1 ppm Au) and less than 5 g/t Au have been considered in the analysis. Results for TWL, SGS and ALS show equivalent means and acceptable precision for both RC and DC samples.

11.3.4.9	Esaase Assay Resplits (Umpire)

In January and February 2007 a total of 1,197 RC samples were re-split and sent for analysis at SGS Tarkwa (TWL was the primary laboratory for the initial analysis). Only assays >0.1 g/t Au are considered in the analysis and a total of 481 assay pairs are available for analysis. Results show a significantly lower mean (by 15.6%) for analysis completed at SGS (although this is significantly reduces if outliers to the data are removed). SGS Tarkwa has been utilised as a primary laboratory for the project since February 2007 and umpire samples numbering 1,633 have subsequently sent to Genalysis of Perth for umpire analysis. Only assays >0.1 g/t Au are considered in the analysis and a total of 1,572 assay pairs are available for analysis. Results show equivalent assay means for the pairs between ALS and Genalysis and between SGS and Genalysis. The means of the assay pairs between TWL and Genalysis show high bias for TWL, a finding which is supported by Standards analysis. Precision is less than acceptable for all comparisons and this requires investigation.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

11.3.4.10	Adequacy of Sample Preparation Esaase

Analytical Laboratories

Preparation and assaying of samples from the Esaase deposit has been carried out at three independent laboratories:

SGS Tarkwa (SGS) (from April 2007)

Transworld Tarkwa (TWL) (from October 2006)

ALS Kumasi (from November 2007)

11.3.5	Sample Preparation and Analytical Procedure

11.3.5.1	Transworld Tarkwa

The assay method applied by TWL Tarkwa for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at TWL Tarkwa.

Sample Preparation

3 kg or less of sample is dried, disaggregated, and jaw crushed to 3 mm. Sample is pulverised to a nominal 95% passing -75 µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage.

Sample Analysis

50 g charge, Fire Assay fusion, lead collection, AAS determination to 0.1 ppm.

11.3.5.2	SGS Tarkwa

The methodology for the 50 g fire assay from the SGS Tarkwa laboratory is the same as that completed at TWL. All aspects of sample preparation and analysis were undertaken at SGS Tarkwa. SGS is part of the global group of SGS laboratories with ISO/IEC 17025 accreditation.

11.3.5.3	ALS Kumasi

The assay method applied by ALS Kumasi for the Esaase drilling is summarised below. All aspects of sample preparation and analysis were undertaken at ALS Kumasi. ALS is part of the global group ALS Laboratory Group with ISO 9001:2000 accreditation.

Sample Preparation

3 kg or less of sample is dried, disaggregated, and jaw crushed to 2 mm with a nominal 70% passing 2 mm.

Sample is pulverised to a nominal 85% passing -75 µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Sample Analysis

50 g charge, Fire Assay fusion, lead collection, AAS determination to 0.1 ppm.

11.3.6	Esaase QA/QC Conclusions

CJM is of the opinion that the QA/QC undertaken by Coffey Mining is adequate and that the current QA/QC systems in place at Esaase to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented. Pertinent conclusions from the analysis of the available QA/QC data include:

Use of Certified Standard Reference material has shown a significant relative low bias for SGS Laboratories, Tarkwa

Use of Certified Standard Reference material has shown a relative high bias for Transworld Laboratories, Tarkwa and this interpretation is supported by the umpire analysis program

Repeat analyses have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits; and

Umpire analysis at Genalysis in Perth has shown a lack of precision between the various laboratories. This is currently unexplained and requires investigation

11.4	Adequacy of Procedures

Analytical procedures associated with data generated to date are consistent with current industry practise and are considered acceptable for the style of mineralisation identified at Esaase.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

12	DATA VERIFICATION

12.1	SRK Site Visit

As part of the initial 2011 SRK MRE, Principal Geological Consultant Peter Gleeson conducted two site visits to the Obotan Project covering a total period of 12 days in March and June 2011.

The visits included a review of the following:

Drilling techniques

Sampling

Logging procedures

Structural logging

Density measurements

Exploration data

Resources review

Geological review of core and pits

Geochemical sampling

Data QA/QC

Data entry

Laboratory review

Hold general geological discussions with the site geologist

Review sections and plans of the resources

During the visit geological inspections of the Nkran Pit, Adubiaso Pit, Abore Pit and Asuadai prospect were undertaken. At the end of the visit, the SGS assay laboratories in Tarkwa were also inspected. After extensive QA/QC work on the resource database undertaken in April 2011 and August 2011, along with a review of previous work by H&S, SRK were of the opinion that no serious issues with regard to any of the data exists, and that, in general, the quality of data is well within industry standards.

An extensive write up detailing the findings of the SRK data verification site visits is included in the 2011 and 2012 SRK MRE 43-101 reports which are filed on SEDAR.

The Competent Person for the 2014 updated MRE, Charles Muller, of CJM Consulting has reviewed all available reports and has found the previous data verification work to be adequate. In addition to this Charles Muller personally conducted a site inspection of the Obotan Project area from the 1st through the 3rd of September, 2014. The Esaase Project inspection was conducted by Charles Muller from the 29th of September, 2012 through to the 2nd of October, 2012 as part of the

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

November 2012 MRE of the Esaase Project. Observations of the data verification procedures observed are detailed in the following sections.

12.2	Database Validation

The MRE for the various Project tenements was based on the available exploration drillhole data which was provided to CJM by Asanko. The database has been reviewed and validated by CJM prior to commencing the MRE study. Data included samples from extensive trenching, but only the RC and DC drilling sample data were included for use in the modelling process. Checks made to the database prior to modelling included:

No overlapping intervals

Downhole surveys at 0m depth

Consistency of depths between different data tables; and

Check gaps in the data

12.3	Limitations of Data Verification

CJM has relied on certain aspects of the validation of the data by the relevant qualified personnel of Asanko and / or PMI. These include:

Verified collar positions of drill holes

Verified drill hole survey data; and

Lithological logging of the drill hole intersections

12.4	Adequacy of Data

The CJM Representative and Competent Person, Charles Muller, personally visited and inspected the Obotan and Esaase Project areas. He conducted reviews of the data, the available databases, systems and geological models. The Obotan Project inspection was conducted from the 1st of September through to the 3rd of September, 2014. The Esaase Project inspection was conducted by Charles Muller from the 29th of September, 2012 through to the 2nd of October, 2012 as part of the November 2012 MRE of the Esaase Project.

It is CJM’s opinion that the application of the surface drill hole data is adequate for the geostatistical estimation processes employed on the various tenements of Project. The data is spatially well represented and of an adequate support level for estimating ore bodies of this nature. The procedures and codes of practice employed by personnel of the relevant companies, with regard to geological logging, sample preparation and analytical procedures, conform to industry standards and are therefore adequate for use in geological modelling and geostatistical estimation.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

The Obotan Gold Project was developed by Resolute during 1996-1997. In 1999, Resolute explored options to expand the Obotan Gold Project to treat Oxide ore from the satellite pit Adubiaso and primary ore from the Nkran ore body and completed an upgrade study. After the closure of the resolute mining operations at Obotan in November 2002, further metallurgical test work campaigns were carried out for the treatment of Obotan ore. Based on historical operating data and testing conducted on Obotan samples the AGM Phase 1 flow sheet was based on a typical single stage crushing, SAG and SABC with gravity concentration followed by a CIL plant.

The Esaase deposit has been subjected to six phases of metallurgical test work aimed at determining comminution, gravity, leaching and flotation parameters. As a result of the findings from Phase 5 test work the final process for the Esaase 2012 PFS was specified to include ball milling, gravity gold recovery from the milling circuit and flotation of the milled product, at a grind of 80% passing 75 µm. The flotation concentrate would then be reground treated in a gravity concentration circuit and leached with cyanide in a CIL circuit for gold recovery.

In late 2014 and early 2015 further metallurgical test work was undertaken to support the AGM Phase 2 PFS which considers the combined treatment of Esaase and Obotan ore at a central processing facility.

13.1	Previous Metallurgical Test work and Historical Operating Data on AGM Phase 1 Deposits

Amansie Resources Ltd, a wholly owned subsidiary of Resolute Mining Ltd (Resolute), operated the Obotan Gold Plant from April 1997 to November 2002, treating primarily Nkran Oxide ore at the start of its life, shifting to Nkran primary ore and Abore / Adubiaso Oxide ores when the Nkran Oxide ore was depleted, before mining ceased in December 2002. There is no history of hard rock mining at Asuadi, although several informal alluvial operations have been undertaken.

Metallurgical test work was initially carried out by AMMTEC Pty Ltd, AMDEL Ltd, Supaflo Technologies Pty Ltd, Analabs Pty Ltd and METCON Research Inc., as part of the Obotan Gold Project Feasibility Study completed in 1995. The test work program was conducted on composite samples of drill core and RC Chips from Nkran Oxide and primary ore deposits to obtain design comminution, gravity and leaching parameters.

The Obotan Gold Project was developed by Resolute during 1996 - 1997. Commissioning commenced on the 27th of April 1997. The original plant was designed to treat 175 dry tonne per hour (1.4 million dry tonnes per annum) of Nkran primary ore. In 1999, Resolute explored options to expand the Obotan Gold Project to treat Oxide ore from the satellite pit Adubiaso and primary ore from the Nkran ore body and completed an upgrade study.

After the closure of the Resolute mining operations at Obotan in November 2002, a further metallurgical test work campaigns was carried out in 2012, by the new owners

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PMI, for the treatment of Obotan samples as part of a definitive feasibility study. Metallurgical test work was aimed at determining comminution performance, confirming the amenability of the ore to gravity concentration and cyanidation, obtaining detoxification parameters, conducting thickener test work and evaluation of flotation performance.

Comminution test work determined that the ores exhibit moderate to high resistance to breakage and abrasion. In leach testing the optimum grind was found to be 80% passing 106 µm. Obotan ore was found to respond well to gravity concentration with test gravity recovery in the range 35% to 82%. The samples responded to cyanidation. Results were generally in agreement with past operational experience and achieved overall recovery in the range 90.3% to 98.2%. Sighter flotation test work indicated that flotation provided a processing alternative for gold recovery. .

Subsequent to the test work conducted in 2012 as part of the DFS study further flotation testing was conducted on Obotan composites under the management of the Adansi gold company. This testing indicated an optimal grind of 80% passing 75 µm for a flotation process and confirmed the previous findings of the 2012 DFS testing that flotation does provide a processing alternative for gold recovery.

In 2014 the Adansi gold company undertook testing on composite samples from Dynamite hill. Metallurgical test work was aimed at determining comminution performance and confirming the amenability of the ore to gravity concentration and cyanidation. Comminution test work determined that the Dynamite Hill samples were of moderate hardness. Gravity concentration and cyanidation test work achieved overall recovery in the range 93.2% to 96.2%.

In 2015 variability testing was conducted at SGS Booysens under the management of DRA to investigate the recovery of Obotan variability composites which were subjected to gravity concentration and cyanidation at a target grind of 80% passing 106 µm. Total recovery was in agreement with past operational experience and test work and achieved overall recovery in the range 87.3% to 98.5% in testing aimed at achieving low gravity mass recovery (>0.7%).

Based on historical operating data and testing conducted on Obotan samples the AGM Phase 1 flow sheet is based on a typical single stage crushing, SABC with gravity concentration followed by a CIL plant. An increased oxygen addition rate was included in the design to increase leach kinetics.

A summary of previous metallurgical test work undertaken on the Obotan deposit, is provided in (Table 13-1)

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Table 13-1: Summary of Previous Metallurgical Test work on AGM Phase 1 (Obotan) Deposits

Description	Test work Scope	Samples	Tests	Results	Comments
Various Test Work Campaigns conducted by Resolute between 1995 and 2001	Detailed design parameters for Fresh and Oxide ore types. Process included comminution, gravity concentration, leaching of gravity concentrate and CIL on tails	Various samples from Nkran and Adubiaso	Determination of Comminution Parameters

The average Oxide, Rod Mill Work Index and Ball Mill Work Index were 7.6 kWh/t and 13.0 kWh/t respectively, which was within the operating work index range experienced during operation of the Obotan Gold.

The average Fresh, Rod Mill and Ball Mill Work Indices obtained were 14.50 and 13.14 kWh/t respectively, which fell into the range of operating work indices experienced during Resolute Mining’s operation of the Obotan Gold Plant.

A large portion of this test work has not been made available to DRA
			Determination of Preg-Robbing Characteristics	The results obtained showed strong variation in the effect of preg - robbing within each of the samples tested. The selection of a CIL circuit in the proposed plant design takes into account the potential for preg - robbing characteristics in the Nkran primary ore.
			Grind Optimization	The obtained results from the grind optimisation tests show a very high degree of variability, which indicates the sensitivity of gold extraction to the grind size.

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Description	Test work Scope	Samples	Tests	Results	Comments
Evaluation of Oxygen Requirements
Gravity Concentration and Cyanidation

Oxide residue grades of 0.04 g/t Au to 0.26 g/t Au with an average of 0.13 g/t Au

Fresh residue grades of 0.08 g/t Au to 0.52 g/t Au for samples with a head grade in the range 1.24 g/t Au to-3.26 g/t Au

			Diagnostic Leach Tests	Testing indicated the requirement for oxygen addition when treating Fresh material
Diagnostic Leach Tests

The primary ore showed a significant amount of gold associated with sulphide minerals. The mineralogy indicated that the gold associated with sulphide minerals occurs as discrete gold particles of approximately 30 µm and greater.

The Oxide ore showed a large distribution of free gold.

			Evaluation of Carbon Loading Kinetics	The loading constant n experienced very little fluctuation in the primary ore samples, as all tests had good loading capacity. However, the kinetic constant k experienced strong fluctuation between the Nkran and Adubiaso samples.

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Description	Test work Scope	Samples	Tests	Results	Comments
			Settling & Rheology Test Work	The results of the settling test work indicate that reasonable settling rates and underflow densities could be achieved using 20 g/t addition of flocculant.
ALS (2012) under the management of Mr Alan Thompson	Detailed design parameters. Process included comminution, gravity concentration, leaching of gravity concentrate and CIL on tails as well as cyanide destruction testing	Suitable existing drill holes, which intersected mineralisation of interest (noting that the focus of the test work programme was to be on the deeper Nkran primary ores), were identified and arrangements made to have the holes twinned	Determination of Comminution Parameters	BBWi: 14.1kWh/t – 17.2 kWh/t BBWi: 11.0kWh/t - 15.0 kWh/t Ai: 0.12 – 0.36

This test work was conducted on composite samples representing Fresh material from Abore, Asuadai, Adubiaso and Nkran as well as a single Asuadai Oxide composite.

The range of head grades tested for the Fresh composites was 0.31 g/t -5.71 g/t.

			Bench Scale Gravity Test Work	Gravity recovery 35% to 82%
			Flotation Sighter Test and leaching of both flotation concentrate and flotation tailings. Test was conducted	Total recovery for this test was 98.1%. Test was conducted on a composite containing 70% Nkran Fresh material
			Leach tests conducted on gravity tailings	Total recovery was in the range 90.3% to 98.2%. Cyanide consumption was in the range 0.12 kg/t to 0.54 kg/t

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Description	Test work Scope	Samples	Tests	Results	Comments
			Cyanide destruction test work	The test work both on laboratory bench and bulk scale was successful for the Oxide and Fresh sample, requiring an SO2 CN ratio of 1.9 to 2.0 g SO2 / g CN to successfully lower CN levels below the target of 50 ppm.
IMO flotation scouting test work (2013). Commissioned and managed by Adansi gold company – Mr Walter Madel	Flotation Scouter tests	Remaining sample from the 2012 ALS test work campaign. Test work focused on Nkran Fresh material.	Flotation Scouting Tests

Flotation test work indicated improved recovery at fine grind of 75 µm.

The Esaase reagent regime was selected as optimal.

Flotation residue grades of 0.11 g/t Au to 0.18 g/t Au were achieved using the optimized reagent regime.

Flotation mass pull varied significantly during this testing and was in the range 7% to 25%

The IMO flotation test work had a large degree of variation in flotation test mass pull with eight of the 12 tests achieving a mass pull in excess of 15%, this indicates that the practice of targeting high gold recovery was

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Description	Test work Scope	Samples	Tests	Results	Comments
Flotation Concentrate CIL Test Work

Flotation concentrate CIL testing conducted at a grind of 80% passing 38 µm achieved stage recoveries of 94.3% and 95%.

Test PMI12 had a CIL feed grade of 3.9 g/t Au as compared to 11.4 g/t Au for test PMI7 due to a high flotation mass pull of 25% as compared to 7% for test PMI7.

A cyanide consumption of 6.5 kg/t concentrate was achieved in concentrate CIL test PMI7 at the expense of flotation selectivity.

In the IMO test work the tailings from the intensive cyanide leach on gravity concentrate was not combined with gravity tailings as part of the flotation test feed.

			Flotation Tailings Leach Test Work	Leaching of flotation tailings in test PMI7 indicated that 50% of the gold in flotation tailing could be recovered after 24 hours of leaching.
Metallurgy Dynamite Hill Test Work (2014) Commissioned and managed by Adansi gold company – Mr Walter Madel	Comminution and gravity-CIL testing on samples from the Dynamite Hill	Oxide composite Trans composite Fresh Composite x2	Determination of Comminution Parameters	Transition: BBWi: 15.8 kWh/t Ai: 0.184 Fresh: BBWi: 14.9 kWh/t BBWi: 10.6 - 11.1 kWh/t Ai: 0.136 – 0.328

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Description	Test work Scope	Samples	Tests	Results	Comments
			Gravity recovery and cyanide leach test work (24 hour residence time)	The following leach residue grades were achieved at a grind of 150 µm: Oxide – 0.13 g/t Au Trans – 0.10 g/t Au Fresh – 0.07 g/t Au to 0.11 g/t Au
SGS Variability Test Work, under the management of DRA (2015)	Gravity-CIL testing on 16 Obotan variability composites	Core samples from Obotan deposit	Gravity recovery and cyanide leach test work at a grind of 106 µm (24 hour residence time)

The following gravity recoveries were in the range 38.1% to 65.9%

The final CIL residue grades were in the range 0.02 g/t Au to 0.11 g/t Au

Total test recovery was in the range 87.3% to 98.5% with an average recovery of 95.5%

The test results quoted are for composites 11 to 16 in which a gravity circuit mass pull of less than 0.5% was targeted.

Testing on composites 1-10 had gravity circuit mass pulls in the range 0.5% to 4.0% which was considered unrepresentative of the gravity circuit recovery that would be achieved for full-scale operations.

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13.2	Previous Metallurgical Test work on Esaase Deposit (Phase I to VI)

The Esaase deposit has been subjected to six phases of metallurgical test work carried out between from 2008 - 2013. Test work was aimed at determining comminution, gravity, leaching and flotation parameters. During phase 3 a grind optimisation trade off study suggested that a target grind of 80% passing (P80) 150 μm, was adequate for the circuit which was revised to P80 = 106 µm during phase 4.

As a result of the first four phases of test work the final 2011 process was specified to include SAG milling and secondary ball milling, gravity gold recovery from the milling circuit and spiral concentration of the milled product, at a grind dependant on ore type. The spiral concentrate would then be reground and recombined with the spiral tail for thickening and CIL gold recovery to improve cyanide amenability of the ultrafine locked component

In 2012 and 2013, AGM conducted two further phases of metallurgical testing under the management of DRA. The testing was designed to quantify the metallurgical recovery that could be achieved through the combination of gravity recovery within the milling circuit, Flotation recovery on the gravity tailings and a leach on the flotation concentrate.

Amdel Metallurgical Laboratories in Perth was commissioned to complete the Phase 5 testing and the Perth based, ALS was commissioned to complete the Phase 6 testing. Phase 5 and Phase 6 testing was conducted using on remnants of the Phase 3 test work core samples to reinvestigate the option of gravity / float / CIL processing and to address the issue of grind size in more detail. Test work was aimed at determining comminution, gravity and leaching parameters, evaluating flotation performance, determining amenability of flotation concentrates to cyanidation and obtaining detoxification parameters. All test work carried out in phase 5 and phase 6 was performed at a grind of 80% passing 75 µm as the evidence derived from previous test work phase supported the benefit of a finer target grind size.

Comminution test work included determination of specific rates of breakage and population balance modelling was used to conduct simulations with the aim of establishing the performance at a full-scale plant size in order to achieve a target mesh of grind of 80% minus 75 µm. Based on this modelling, the net specific energy requirement was determined to be 16 kWh/t when treating Fresh material and 13.8 kWh/t when treating Oxide material.

Esaase samples were found to respond well to gravity concentration and flotation with regrind and CIL leaching of flotation concentrate. Overall recoveries ranged from 81.3% to 94.1%. Flotation residue grades ranged from 0.100 g/t Au to 0.340 g/t Au. The mass pulls ranged from 5.1 % to 13.4% with flotation stage recoveries of 72.0% to 88.1%. Flotation concentrates were subjected to regrind and CIL leaches resulting in concentrate CIL residue grades of 0.14g/t – 0.55g/t.

Stirred Media Detritor (“SMD”) test work was conducted by Metso in York, this testing indicated that for SMD’s a net specific energy input of 20 kWh/t is required to achieve a target grind of 90% passing 18 μm on a flotation concentrate sample comprising of 20% Oxide and 80% Fresh material. Outotec indicated that for a HIG mill a net specific energy

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input of 16 kWh/t is required to achieve a target grind of 90% passing 15 μm on a flotation concentrate sample comprising of 20% Oxide and 80% Fresh material.

As a result of the Phase 5 and Phase 6 test work the final 2013 process was specified to include ball milling, gravity gold recovery from the milling circuit and flotation of the milled product, at a grind of 80% passing 75 µm. The flotation concentrate would then be reground, treated in a gravity concentration circuit and leached with cyanide in a CIL circuit for gold recovery.

A summary of the six phases of metallurgical test work undertaken in Phase I to VI, are provided in Table 13-2.

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Table 13-2: Summary of Previous Metallurgical Test Work on Esaase Deposit (Phase I to Phase VI)

Phase	Test Work Scope	Samples	Tests	Results	Comments
Phase I (2008 - 2009) Managed by Lycopodium under Keegan’s request	Diagnostic testing of Oxide, Transition and Fresh ore not aimed at plant design criteria	Individual core sections	Cyanide leach tests at a grind of 80% passing 45 µm - residence time 48 hr	Recovery Oxide 91.0% Recovery Transition 71% Recovery Fresh 54%	Low recoveries in Fresh and Transition due to coarse gold and indicated the need to include gravity recovery
			Cyanide leach tests at a grind of 80% passing 150 µm for gravity/flotation circuit with leaching of the tailings	Increase in overall recovery to 92%
			Cyanide leach tests at a grind of 80% passing 75 µm for gravity/flotation circuit with leaching of the tailings	Increase in overall recovery to 97%
Phase II (2009) Managed by Lycopodium under Keegan’s request	Develop Concept Study process flow sheet comprising comminution, gravity concentration and CIL on gravity tailings - 48 hr residence time. Variability between Fresh and Oxide	Composite samples of remaining core from Phase I - two composite samples one of Fresh and the other of Oxide	Cyanide leach tests at a grind of 80% passing 150 µm - gravity concentration followed by and CIL (48 hr residence time) on tailings	Recovery Oxide 94.80% Recovery Fresh 95.5%	Gravity concentration did not include Mozley tabling and therefore the recoveries are considered to be overstated
			Cyanide leach tests at a grind of 80% passing 75 µm - gravity concentration followed by CIL (48 hr residence time) on tailings	Recovery Oxide 96.9% Recovery Fresh 97.0%

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Phase	Test Work Scope	Samples	Tests	Results	Comments
Phase III (2009 - 2010) Managed by Lycopodium under Keegan’s request	Detailed design parameters for Fresh and Oxide ore types. Process included comminution, gravity concentration, leaching of gravity concentrate and CIL on tails	Representative composites and individual PQ sized intercepts at differing strike positions and depths	Grind size optimisation studies	Optimum of 80% passing 150 µm
CIL optimisation comparing 24hr residence time, NaCl addition to maintain 500 mg/L in solution and pulp density of 50% solids
			Whole ore CIL without gravity	Reduced recoveries due to coarse gold
			Gravity concentration revised to upgrade Knelson concentrate using Mozley concentrator	The reduced recoveries were attributed to un-liberated gold in the Mozley tailings	Conclusion that grinding the Mozley tails would improve recovery
			Variability testing on optimised conditions for Oxide, Transition and Fresh	Focus to be on identifying process techniques that could recover the equivalent of Mozley tails	Resultant enhanced gravity separation test work phase which looked at Wilfley table testing and flotation

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Phase	Test Work Scope	Samples	Tests	Results	Comments
Phase IV Managed by Lycopodium under Keegan’s request		Remaining material from Phase III	Grind size optimisation studies	Optimum of 80% passing 106 µm	DRA considers more significant benefit to recovery at a target grind size of 80% passing 75 μm which was most apparent for the Oxide material
			Gravity circuit that included enhanced gravity separation using a Wilfley table to replicate spirals	Enhanced gravity circuit
Enhanced gravity circuit tested to define the CIL parameters at 24 hr residence time, NaCl addition to maintain 350 mg/L in solution and pulp density of 50% solids
Variability testing on enhanced gravity flow sheet and optimised conditions for Oxide, Transition and Fresh material
Phase V (2012- 2013) Under DRA Management	Develop pre-feasibility process flow sheet comprising comminution, gravity	Remaining material from Phase III and Phase IV	Grindmill test work to determine comminution parameters	The milling circuit net specific energy requirement was found to be 16 kWh/t when treating Fresh material.

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Phase	Test Work Scope	Samples	Tests	Results	Comments
and requested by Asanko	concentration, flotation and CIL on gravity tailings. CIL test work on gravity tailings for trade-off between CIL and flotation flow sheet		Flotation Scouting tests on gravity tailings

Oxide flotation tests on gravity tails achieved residue grades in the range 0.20 g/t Au to 0.25 g/t Au

Transition flotation tests on gravity tails achieved residue grades in the range 0.10 g/t Au to 0.14 g/t Au

Fresh flotation tests on gravity tails achieved residue grades in the range 0.06 g/t Au to 0.12 g/t Au

Fresh material gave had best flotation recovery. PFS design based on gravity-flotation circuit due to large proportion of Fresh in deposit (60%) and estimated US$4.9/t operating cost saving for the flotation processing option
			Flotation concentrate CIL	A CIL test on Fresh flotation concentrate achieved a residue grade of 0.15 g/t Au and CIL recovery of 96.6% at a grind of 80% passing 25 μm.
CIL testing on gravity tailings

Oxide CIL tests on gravity tails achieved residue grades in the range 0.10 g/t Au to 0.19 g/t Au

Transition CIL tests on gravity tails achieved residue grades in the range 0.09 g/t Au to 0.13 g/t Au

Fresh CIL tests on gravity tails achieved residue grades in the range 0.11 g/t Au to 0.13 g/t Au

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Phase	Test Work Scope	Samples	Tests	Results	Comments
Phase VI (2013 – 2014) Under DRA Management and requested by Asanko	Detailed design parameters for Fresh, Transition and Oxide ore types. Process included comminution, gravity concentration, flotation and CIL on flotation concentrate	Remaining material from Phase IV	Flotation test work aimed at optimizing mass pull and reagent suite

A Reduction in flotation mass pull negatively affected recovery and thus it was decided to revert to the Phase V flotation reagent suite and target a 9% flotation mass pull.

The optimal flotation reagent suite was found to be the same as the reagent suite derived during PFS testing.

Flotation variability test work on individual core samples and mine blends

Phase VI flotation testing using the optimized reagent suite gave residue grades and recoveries that were aligned with the Phase V results from the PFS.

Overall recoveries ranged from 81.3% to 94.1%. Flotation residue grades ranged from 0.10 g/t Au to 0.34 g/t Au. The mass pulls ranged from 5.08% to 13.4% with flotation stage recoveries of 72.0% to 88.1%.

Flotation concentrate CIL circuit optimization

Oxide CIL testing conducted on flotation concentrates at a target grind of 90% passing 15 μm resulted in high slurry viscosities at leach feed densities in excess of 35% solids.

At a target grind of P90 = 15 μm CIL testing on Fresh, Oxide and Transition flotation concentrates indicated average residue

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Phase	Test Work Scope	Samples	Tests	Results	Comments
grades of 0.21 g/t Au, 0.45 g/t Au and 0.31 g/t Au respectively.
			Cyanide destruction test work	Cyanide destruction testing indicated that a CNwad in CIL tailings could be reduced to <25 ppm at a SO2: CNwad mass ratio of 5:1 and a Lime: CNwad mass ratio of 3:1.
			Arsenic precipitation test work	Arsenic precipitation test work on tailings slurry resulted in 77% Arsenic removal whereas two tests on decant solution yielded 96.9% removal (FeCL3/Alum addition) and 90.6% (PAFC) removal respectively.
			Flotation concentrate regrind – Metso Jar tests	This testing indicated that for SMD’s a net specific energy input of 20 kWh/t is required to achieve a target grind of 90% passing 18 μm on a flotation concentrate sample comprising of 20% Oxide and 80% Fresh material. Outotec indicated that for a HIG mill a net specific energy input of 16 kWh/t is required to achieve a target grind of 90% passing 15 μm on a flotation concentrate sample comprising of 20% Oxide and 80% Fresh material.
Flocculation and settling test work

Source: DRA 2013, Coffey/Lycopodium 2011

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13.3	Current Metallurgical Test Work Program for AGM Phase 2

In late 2014 and early 2015 further metallurgical test work was undertaken to support the AGM Phase 2 PFS which considers the combined treatment of Esaase and Obotan ore at a central processing facility. The AGM Phase 2 test work programme was undertaken by the Perth based, Australian Laboratory Services Pty Ltd (‘ALS’) under the management of DRA in January 2015.

13.3.1	AGM Phase 2 Integration Test Work Scope

The AGM Phase 2 test work scope was designed with the objective of evaluating the metallurgical response of a gravity-CIL circuit (as per the Obotan AGM Phase 1 design) and a gravity-flotation-CIL circuit (as per the Esaase PFS design) when treating blends of Esaase and Obotan ore containing Oxides, Transitional and Fresh material. The test work was used to establish process design parameters in order to finalise the process flow sheet, size mechanical equipment and determine plant capital and operating costs. The programme included the following:

BBWi and Grindmill testing on a blend of 75% Nkran Fresh and 25% Esaase Fresh

Gravity separation tests performed on various blends of Nkran Fresh material and Esaase material at grinds of 75 µm and 106 µm

Sighter flotation tests performed on various blends of Nkran Fresh material and Esaase material at a grind of 75 µm and 106 µm

A bulk flotation test on a blend of 75% Esaase Fresh and 25% Nkran Fresh with regrind (5 kWh/t) and CIL on the flotation concentrate

CIL tests performed on various blends of Nkran Fresh material to Esaase material at a grind of 106 micron

13.3.2	AGM Phase 2 Integration Test Work Samples

In December 2014, approximately 120 kg Nkran Fresh, 90 kg of Esaase Fresh, 110 kg Esaase Oxide and 110 kg Esaase Transition core sample material was delivered to ALS’s mineral processing facility by AGM. This material was the remaining core sample material originally extracted from the Esaase ore body in 2012 and the Obotan ore body in 2010 - 2011.

The integration phase test work samples were made up from Esaase and Obotan (Nkran) core material, as shown encircled in PQ met sample maps detailed in Figure 13-1 and Figure 13-2.

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The sample material received was composited to produce individual composite samples of Oxide, Transition and Fresh as presented in (Table 13-3 and Table 13-4). Test work was conducted on individual composites and various blends of Oxide, Transition and Fresh material.

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Table 13-3: Composition of the Esaase Ore, AGM Phase 2 Integration Test Work Composite Samples

Esaase Fresh					Esaase Transition					Esaase Oxide
Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)	Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)	Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)
KEDD183	76.0	77.0	1.5	8.0	KEDD250	108.9	110.0	1.8	1.8	KERC114	58.0	59.0	1.7	6.0
KEDD183	77.0	78.0	1.4	8.0	KEDD250	110.0	111.0	1.5	2.3	KERC114	59.0	60.0	1.6	6.2
KEDD483	200.0	201.0	1.9	1.9	KEDD250	111.0	112.0	1.1	1.6	KERC115	11.0	12.0	1.7	6.0
KEDD483	201.0	202.0	1.3	1.9	KERC981	69.0	70.0	1.4	7.5	KERC115	12.0	13.0		5.8
KEDD552	375.0	376.0	1.5	1.5	KERC981	70.0	71.0	2.0	7.5	KERC834	17.0	18.0	1.3	5.4
KEDD552	376.0	377.0	1.0	1.4	KERC986	85.0	86.0	1.4	6.5	KERC834	18.0	19.0	2.0	6.0
KEDD552	377.0	378.0	1.4	1.3	KERC986	86.0	87.0	1.5	6.5	KERC215	45.0	46.0	1.4	5.1
KEDD786	268.0	269.0	1.9	1.9	KERC994	104.0	105.0	1.7	6.5	KERC215	46.0	47.0	1.4	5.0
KEDD786	269.0	270.0	1.5	1.8	KERC994	105.0	106.0	1.2	6.5	KERC215	47.0	48.0	1.6	5.0
KEDD832	257.0	258.0	1.8	1.8	KERC319	132.0	133.0	1.8	6.5	KERC218	25.0	26.0	2.1	6.4
KEDD832	258.0	258.8	2.2	1.6	KERC319	133.0	134.0	1.1	6.5	KERC218	26.0	27.0	1.4	4.0
KEDD832	258.8	259.8	1.4	1.5	KERC265	123.0	124.0	1.7	5.1	KERC218	27.0	28.0	0.9	5.0
KEDD830	242.9	244.0	1.5	2.0	KERC265	124.0	125.0	1.7	4.0	KERC218	28.0	29.0	1.3	4.0
KEDD830	244.0	245.0	1.3	1.8	KERC266	87.0	88.0	2.0	5.0	KERC232	90.0	91.0	1.9	4.1
KEDD520	226.0	227.0	1.6	1.8	KERC266	88.0	89.0	1.9	5.0	KERC232	91.0	92.0	1.2	5.0
KEDD520	227.0	228.1	1.8	1.8	KERC322	184.0	185.0	1.1	5.8	KERC232	92.0	93.0	2.4	4.4
KEDD534	284.1	285.0	1.2	1.7	KERC304	188.0	189.0	1.4	6.8	KERC193	78.0	79.0	2.1	5.0
KEDD534	285.0	286.2	1.8	2.2	KERC304	189.0	190.0	2.0	6.4	KERC193	79.0	80.0	1.1	4.5
KEDD514	242.1	243.1	1.2	2.1	KERC204	61.0	62.0	2.2	7.7	KERC193	80.0	81.0	1.3	4.5
KEDD514	243.1	244.0	1.7	1.9	KERC204	62.0	63.0	1.9	7.4	KERC193	81.0	82.0	2.8	5.0
KEDD320	252.0	253.0	1.9	2.0						KERC200	87.0	88.0	1.9	3.0
KEDD320	253.0	253.8	1.6	1.5						KERC200	88.0	89.0	2.9	5.5
KEDD334	250.0	251.0	1.4	1.9						KERC200	89.0	90.0	2.3	4.5

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Esaase Fresh					Esaase Transition					Esaase Oxide
Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)	Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)	Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)
KEDD334	251.0	251.9	1.2	1.9
KEDD878	337.0	338.0	1.3	1.8
KEDD878	338.0	339.1	1.7	2.2
KEDD536	194.0	195.0	1.6	1.6
KEDD536	195.0	196.0	1.7	1.5
KEDD530	266.0	267.0	1.1	1.7
KEDD530	267.0	267.8	2.0	1.5
KEDD169	124.0	125.0	1.5	9.0
KEDD169	125.0	126.0	1.6	4.9
KEDD169	125.0	126.0	1.6	4.0
KEDD149	190.0	191.0	1.5	10.0
KEDD149	191.0	192.0	1.2	10.0

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 13-4: Composition of the Nkran Ore, AGM Phase 2 Integration Test Work Composite Samples

Nkran Fresh
Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)	Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)	Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)
NKR11-032	384.0	385.0	2.1	1.2	NKR11-033	309.1	310.0	2.3	0.9	NKR11-035	381.7	382.1	2.8	0.5
NKR11-055	178.8	180.0	2.2	1.5	NKR11-033	310.0	311.0	2.1	1.0	NKR11-075	408.0	409.0	2.1	1.1
NKR11-071	356.0	357.0	2.6	1.2	NKR11-063	262.0	263.0	2.9	1.0	NKR11-075	409.0	410.0	2.7	1.0
NKR11-064	423.0	424.0	2.3	1.0	NKR11-063	263.0	264.0	2.6	1.1	NKR11-054	284.0	285.0	4.0	1.1
NKR11-074	434.0	435.0	2.2	1.2	NKR11-063	312.0	313.0	3.0	0.9	NKR11-054	285.0	286.0	0.8	1.0
NKR11-090	349.0	350.0	2.2	1.0	NKR11-063	313.0	314.0	2.6	1.1	NKR11-054	286.0	287.0	2.7	1.1
NKR11-090	478.0	479.0	8.0	1.2	NKR11-063	314.0	315.0	2.3	1.2	NKR11-038	386.0	387.0	3.3	1.1
NKR11-090	479.0	480.0	3.9	1.1	NKR11-085	465.0	466.0	2.5	1.0	NKR11-038	387.0	388.0	3.1	1.1
NKR11-090	480.0	481.0	7.0	1.2	NKR11-085	466.0	467.0	2.9	1.2	NKR11-038	388.0	389.0	2.5	1.2
NKR11-090	481.0	482.0	3.7	1.1	NKR11-085	467.0	468.0	3.4	1.1	NKR11-038	389.0	390.0	3.2	1.1
NKR11-090	482.0	483.0	1.3	1.1	NKR11-085	468.0	469.0	2.7	1.1	NKR11-038	390.0	391.0	3.1	1.1
NKR11-034	274.1	275.1	3.2	1.0	NKR11-039	220.0	221.0	2.6	1.1	NKR10-026	330.0	331.0	2.4	1.1
NKR11-047	279.0	280.0	3.6	1.2	NKR11-039	221.0	222.0	2.4	1.0	NKR10-026	331.0	331.9	2.4	1.0
NKR11-047	280.0	281.0	3.6	1.1	NKR11-039	222.0	223.0	4.3	1.1	NKR11-055	185.5	187.0	2.9	1.8
NKR10-017	420.0	421.0	3.8	1.0	NKR11-039	302.0	303.0	5.7	1.2	NKR11-055	187.0	188.0	2.5	1.1
NKR10-017	421.0	421.9	2.8	1.0	NKR11-039	303.0	304.0	4.8	1.1	NKR10-022	357.0	358.0	1.7	1.3
NKR11-060	435.0	436.0	3.2	1.1	NKR11-039	304.0	305.0	7.7	1.2	NKR10-022	358.0	359.0	6.5	1.2
NKR11-060	436.0	437.0	2.9	1.2	NKR11-039	305.0	306.0	2.5	1.1	NKR10-022	359.0	359.9	2.8	1.1
NKR11-060	437.0	438.0	3.4	1.1	NKR11-065	367.0	368.0	3.2	1.0	NKR10-022	359.9	361.2	1.9	1.2
NKR11-059	430.0	431.0	8.2	1.1	NKR11-065	368.0	369.0	2.6	1.0	NKR10-022	363.5	364.5	3.7	1.2
NKR11-059	431.0	432.0	3.8	1.1	NKR11-065	412.0	413.0	2.1	1.0	NKR10-022	364.5	366.0	3.5	1.9
NKR11-059	432.0	433.0	4.6	1.2	NKR11-065	413.0	414.0	2.5	0.9	NKR10-028	270.5	271.3	3.4	0.9
NKR11-059	433.0	434.0	1.8	1.1	NKC10-010	317.8	318.8	2.1	0.9	NKR10-028	271.3	272.0	3.1	0.8
NKR11-059	442.0	443.0	2.9	1.1	NKC10-010	318.8	319.8	1.9	1.0	NKR10-028	272.0	272.5	2.6	0.6

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Nkran Fresh
Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)	Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)	Hole Id	From (m)	To (m)	Au (g/t)	Weight (kg)
NKR11-059	443.0	444.0	2.2	1.1	NKC10-010	319.8	320.2	3.2	0.4	NKR10-028	278.0	279.2	2.7	1.5
NKR11-036	272.0	273.0	13.0	1.1	NKC10-010	320.2	321.0	2.5	0.9	NKR10-028	279.2	280.0	1.1	0.9
NKR11-036	273.0	274.0	1.0	1.1	NKC10-011	326.7	327.3	2.2	0.7	NKR10-028	280.0	280.7	2.4	0.8
NKR11-036	274.0	275.0	4.7	1.1	NKC10-011	327.3	327.8	2.5	0.6	NKR10-028	280.7	281.3	2.3	0.7
NKR11-036	275.0	276.0	2.7	1.1	NKC10-011	327.8	328.8	2.2	1.0	NKR11-089	368.0	369.0	3.0	1.0
NKR11-036	276.0	277.0	6.7	1.1	NKR10-013	221.0	222.0	4.3	1.1	NKR11-089	369	370	2.53	1.1
NKR11-036	351.0	352.0	2.2	1.1	NKR10-013	222.0	223.0	2.4	1.0	NKR11-089	438	439	2.65	0.9
NKR11-036	352.0	353.0	2.5	1.2	NKR10-013	245.0	246.0	2.1	1.1	NKR11-089	439	440	1.5	1.0
NKR10-031	256.9	257.6	2.1	0.7	NKR10-013	269.0	270.0	2.0	1.2	NKR11-089	440.0	441.0	3.7	1.1
NKR10-031	257.6	258.3	2.1	0.7	NKR10-013	270.0	270.6	7.4	0.7	NKR11-089	441	442	5.69	1.2
NKR11-044	271.0	272.0	3.2	1.2	NKR10-013	270.6	271.2	2.7	0.7	NKR11-089	442	443	2.82	1.2
NKR11-044	272.0	273.0	4.0	1.0	NKR11-035	362.9	363.5	2.2	0.7	NKR11-053	225	226	3.17	1.1
NKR11-033	307.9	308.5	2.4	0.6	NKR11-035	363.5	364.0	2.3	0.5	NKR11-053	226.0	227.0	2.1	1.2
NKR11-033	308.5	309.1	3.7	0.7	NKR11-035	381.0	381.7	2.4	0.8

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The assayed gold grades of the master composites were determined by screened fire assay and BLEG as summarized in Table 13-5.

Table 13-5: AGM Phase 2 Integration Test Work Master Composites Head Grades

Sample Description	Au (ppm)*	BLEG Au (ppm)**	Ag (ppm)	As (ppm)	C (%)	C org (%)	Fe (%)	Hg (ppm)	S (%)	S-2 (%)
Esaase Oxide	1.52	2.02	<0.3	1340	0.30	0.36	4.26	<0.1	0.14	0.12
Esaase Trans	2.00	1.94	0.3	1450	0.78	0.81	4.60	<0.1	0.36	0.38
Esaase Fresh	1.92	1.85	0.3	1420	1.26	0.45	5.20	<0.1	0.42	0.40
Nkran Fresh	2.88	4.31	1.2	6040	1.23	0.33	4.32	<0.1	1.04	0.94

*Average grade from 6 x screen fire assay at 75 µm

**Grade from 5 kg sample intensive cyanidation (BLEG)

Figure 13-1: PQ Met Sample Map indicating Sample Hole Locations of Esaase Material used in the AGM Phase 2 Integration Test Work Campaign

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 13-2: PQ Met Sample Map indicating Sample Hole Locations of Obotan (Nkran) Material used in the AGM Phase 2 Integration Test Work Campaign

13.3.3	Comminution Test Work Results

A BBWi and grindmill test at two limiting screen sizes were performed on a single sample made up of 75% Nkran Fresh ore and 25% Esaase Fresh ore.

The BBWi test at a 106 µm screen reported a BBWi of 15.7 kWh/t for the above blend, which was in good agreement with previous comminution test work on Nkran Fresh material where BBWi was found to be in the range 11.0 kWh/t to 15.0 kWh/t.

DRA utilises energy based populated balance modelling techniques to simulate the full scale operation. In order to do this grindmill testing was conducted in order to obtain a breakage function and trending in peak specific breakage rates as a function of size.

The grindmill test indicated that the sample was not readily affected by the Esaase material and that the Nkran properties dominated the sample.

13.3.4	Flotation Test Work Results

Batch flotation tests were conducted on the gravity tailings stream of various Oxide, Fresh, and Transitional blend composites.

The results for tests conducted on the composites are summarized in Table 13-6.

The testing on blends of Nkran and Esaase Fresh material indicated that total recovery for the flotation circuit increased when the fineness of grind was increased from 106 µm to 75 µm. Nkran Fresh material was found to respond well

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

to flotation achieving an average total recovery of 95.1% for tests conducted at a grind of 75 µm. The flotation tests on blends of Nkran and Esaase Fresh material achieved flotation recoveries in the range 93.2% to 96.6% at a grind of 75 µm.

Batch flotation tests on composites containing blends of Nkran Fresh and Esaase Oxide at a grind of 106 µm, achieved gold recoveries in the range 90.6% to 94.7%.

Batch flotation tests on composites containing blends of Nkran Fresh and Esaase Transition at a grind of 106 µm, achieved recoveries in the range 81.6% to 92.9%.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 13-6: Flotation Test Work Results for Blends of Obotan Nkran Fresh and Esaase Oxide, Transitional & Fresh Ore at a Grind of 106 µm and 75 µm

Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	Flotation Feed Grade Calc.	Flotation Tails Assay	Flotation Stage Recovery	Total Recovery	Flotation Mass Pull	Flotation Conc Grade
	Nkran	Esaase	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	%	(g Au/t)
JR1408	50% (Fresh)	50% (Oxide)	106	2.58	53.9	1.19	0.18	86.2	93.7	9.0	11.4
JR1409	50% (Fresh)	50% (Oxide)	106	2.6	53.4	1.21	0.18	86.4	93.7	8.2	12.8
JR1410	25% (Fresh)	75% (Oxide)	106	2.22	53.6	1.03	0.23	79.8	90.6	9.4	8.8
JR1411	25% (Fresh)	75% (Oxide)	106	2.21	53.8	1.02	0.23	79.6	90.6	9.2	8.9
JR1412	75% (Fresh)	25% (Oxide)	106	3.07	51.9	1.48	0.18	89.00	94.7	9.6	13.7
JR1413	75% (Fresh)	25% (Oxide)	106	3.08	51.7	1.48	0.21	86.9	93.7	7.5	17.2
JR1414	50% (Fresh)	50% (Trans)	106	2.66	48.7	1.36	0.28	81.6	90.6	8.9	12.53
JR1415	50% (Fresh)	50% (Trans)	106	2.73	47.5	1.43	0.38	75.7	87.2	8.1	13.4
JR1416	25% (Fresh)	75% (Trans)	106	2.35	44.8	1.30	0.42	70.4	83.7	8.7	10.53

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	Flotation Feed Grade Calc.	Flotation Tails Assay	Flotation Stage Recovery	Total Recovery	Flotation Mass Pull	Flotation Conc Grade
	Nkran	Esaase	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	%	(g Au/t)
JR1417	25% (Fresh)	75% (Trans)	106	2.38	44.2	1.33	0.47	67.1	81.6	7.1	12.46
JR1418	75% (Fresh)	25% (Trans)	106	3.22	48	1.67	0.28	84.8	92.1	9.1	15.52
JR1419	75% (Fresh)	25% (Trans)	106	3.13	49.4	1.58	0.24	86.1	92.9	7.9	17.23
JR1420	50% (Fresh)	50% (Fresh)	106	3.77	61	1.47	0.24	84.9	94.1	7.5	16.52
JR1421	50% (Fresh)	50% (Fresh)	106	3.85	59.6	1.55	0.35	79.1	91.6	7.5	16.37
JR1422	25% (Fresh)	75% (Fresh)	106	3.88	66	1.32	0.28	80.3	93.3	7.2	14.66
JR1423	25% (Fresh)	75% (Fresh)	106	3.9	65.6	1.34	0.23	84.1	94.5	7.2	15.59
JR1424	75% (Fresh)	25% (Fresh)	106	3.56	57.5	1.51	0.17	90.0	95.8	11.3	12.05
JR1425	75% (Fresh)	25% (Fresh)	106	3.61	56.8	1.56	0.24	85.8	93.9	8.0	16.71
JR1456	50% (Fresh)	50% (Fresh)	75	2.47	55.5	1.10	0.13	89.9	95.5	14.7	6.74

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	Flotation Feed Grade Calc.	Flotation Tails Assay	Flotation Stage Recovery	Total Recovery	Flotation Mass Pull	Flotation Conc Grade
	Nkran	Esaase	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	%	(g Au/t)
JR1457	50% (Fresh)	50% (Fresh)	75	2.45	55.9	1.08	0.11	91.2	96.1	13.8	7.16
JR1458	25% (Fresh)	75% (Fresh)	75	2.03	56.3	0.89	0.13	86.9	94.3	10.3	7.48
JR1459	25% (Fresh)	75% (Fresh)	75	2.12	54.1	0.97	0.16	85.3	93.3	10.8	7.68
JR1460	75% (Fresh)	25% (Fresh)	75	2.86	56.1	1.26	0.14	90.3	95.7	13.1	8.68
JR1461	75% (Fresh)	25% (Fresh)	75	2.79	57.5	1.19	0.11	92.0	96.6	13.6	8.06
JR1426	100% (Fresh)	-	106	3.44	52.1	1.64	0.26	85.6	93.1	8.8	16.02
JR1427	100% (Fresh)	-	106	3.34	53.7	1.54	0.20	88.4	94.6	10.1	13.45
JR1428	100% (Fresh)	-	75	2.95	53.2	1.38	0.15	90.5	95.6	12.6	9.92
JR1437	100% (Fresh)	-	75	2.95	53.1	1.39	0.18	88.5	94.6	11.2	10.93

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

In addition to batch flotation tests, a single bulk flotation test at a grind of 75 µm was performed on a blend composite containing 25% Nkran Fresh and 75% Esaase Fresh. The result of the bulk flotation test is presented in Table 13-7. Total gold recovery was 92.7% with a final residue grade of 0.17 g/t Au and a 6% mass pull. The concentrate from this flotation test was used to perform a concentrate CIL test.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 13-7: Bulk Flotation Test to Generate Concentrate for CIL Testing

Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	Flotation Feed Grade Calc.	Flotation Tails Assay	Flotation Stage Recovery	Total Recovery	Flotation Mass Pull	Flotation Conc Grade
	Nkran	Esaase	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	%	(g Au/t)
JR 1484	0.25	0.75	75	2.19	40.0	1.32	0.17	87.9	92.7	6.0	19.2

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Asanko Gold Mine Phase 2
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Reference: Rev 2

Our Ref: TGHDP0220

13.3.5	Flotation Concentrate Carbon in Leach Test Work

CIL testing was conducted on the bulk flotation concentrates from test JR 1484, in order to determine the expected grind on CIL stage recovery. Two discrete leach tests were conducted at a 24 hr CIL residence time at a grind of 80% passing 15 µm as presented in Table 13-8.

In flotation concentrate CIL tests JR 1491 and JR 1492, an average residue grade of 0.55 g/t Au was achieved with an average CIL gold extraction of 97.3%. The CIL feed grade was 20 g/t Au as a result of the low mass pull of 6% which was achieved in bulk flotation test JR 1484.

In CIL tests JR 1491 and JR 1492 high solution cyanide concentrations were maintained (1800 ppm to 3000 ppm) in an effort to target high overall recovery. The resulting average cyanide consumption of 12.7 kg/t was noted as being higher than for historical Nkran concentrate leach testing at IMO and ALS. For the purpose of determining operating costs an average test consumption of 5.9 kg/t was used based on previous concentrate leach test results at IMO and ALS refer Table 13-8: Flotation Concentrate CIL Test Work Results with an additional allowance for a terminal leach solution NaCN value of 1000 ppm. This resulted in a total consumption of 7.7 kg/t.

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Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 13-8: Flotation Concentrate CIL Test Work Results

Sample ID	Material	Grind Size	Leach Time (hr)	Float Con Grade (g/t, Au)	Conc Gravity Recovery %	Conc Leach Feed Grade (g/t, Au)	Residue Grade (g/t, Au)	CIL Stage Recovery %	Overall Test Recovery %	NaCN Consumed (kg/t conc)	NaCN Consume (kg/t milled)
JR 1491	Fresh – 25NK:75ES	P80 = 15	24	19.6	-	19.6	0.610	96.9	96.9	13.3	1.33
JR 1492	Fresh – 25NK:75ES	P80 = 15	24	20.4	-	20.4	0.480	97.6	97.6	12.2	1.22

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13.3.6	Leach Test Work on Gravity Tailings

CIL tests were conducted on the gravity tailings stream of various Oxide, Fresh, and Transitional blend composites.

The results for tests conducted on the composites are summarized in Table 13-9: CIL Test Results for Blends of Obotan Nkran Fresh and Esaase Oxide, Transition and Fresh at a Grind of 106 µm.

CIL test JR 1445 was conducted on the Esaase Oxide composite. For this test the total gold recovery was 94.7% and the final CIL residue grade was 0.09 g/t Au.

CIL tests conducted on composites containing blends of Nkran Fresh and Esaase Oxide at a grind of 106 µm, achieved gold recovery in the range 81.1% to 93.7%. Final CIL residue grades were in the range 0.15 g/t Au to 0.57 g/t Au. Recovery was lowest (81.1%) for the blend containing 50% Esaase Oxide material, the reason for this remains unclear.

CIL test JR 1447 was conducted on the Esaase Transition composite. For this test the total gold recovery was 87.4% and the final CIL residue grade was 0.24 g/t Au.

CIL tests conducted on composites containing blends of Nkran Fresh and Esaase Transition at a grind of 106 µm, achieved gold recovery in the range 90.9% to 92.2%. Final CIL residue grades were in the range 0.22 g/t Au to 0.25 g/t Au.

CIL test JR 1448 was conducted on the Nkran Fresh composite. For this test the total gold recovery was 94.0% and the final CIL residue grade was 0.25 g/t Au.

CIL test JR 1449 was conducted on the Esaase Fresh composite. For this test the total gold recovery was 94.1% and the final CIL residue grade was 0.24 g/t Au.

CIL test JR 1449 was conducted on the composite containing 50% Esaase Fresh and 50% Nkran Fresh. For this test the total gold recovery was 93.5% and the final CIL residue grade was 0.25 g/t Au.

Esaase Oxide material responded best to CIL and achieved the lowest final residue grade of 0.09 g/t Au. Nkran Fresh and Esaase Transition and Fresh material achieved residue grades in excess of 0.22 g/t Au with recovery in the range 87.4% to 94.1%. Esaase Transition material achieved a similar residue grade to Nkran and Esaase Fresh and the lower total test recovery of 87.4% as compared to 94% was due to the effect of lower head grade for the Transition material

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Table 13-9: CIL Test Results for Blends of Obotan Nkran Fresh and Esaase Oxide, Transition and Fresh at a Grind of 106 µm

Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	CIL Feed Grade Calc.	CIL Tails Assay	CIL Stage Recovery	Total Recovery	NaCN	Lime
	Nkran	Esaase	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	kg/t	kg/t
JR1445	-	100% (Oxide)	106	1.75	56.7	0.76	0.09	87.9	94.8	0.84	1.1
JR1442	25% (Fresh)	75% (Oxide)	106	2.26	52.8	1.07	0.14	86.4	93.6	0.89	0.95
JR1441	50% (Fresh)	50% (Oxide)	106	3.01	46.2	1.62	0.57	64.8	81.1	0.84	0.89
JR1443	75% (Fresh)	25% (Oxide)	106	3.1	51.3	1.51	0.21	86.4	93.4	0.81	0.58
JR1447	-	100% (Trans)	106	1.88	42.8	1.08	0.24	77.9	87.4	0.85	1.31
JR1438	25% (Fresh)	75% (Trans)	106	2.44	43.1	1.39	0.22	84.0	90.9	0.87	0.92
JR1439	50% (Fresh)	50% (Trans)	106	2.52	51.6	1.22	0.23	81.5	91.1	0.86	1.25

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Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	CIL Feed Grade Calc.	CIL Tails Assay	CIL Stage Recovery	Total Recovery	NaCN	Lime
	Nkran	Esaase	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	kg/t	kg/t
JR1440	75% (Fresh)	25% (Trans)	106	3.21	48.2	1.66	0.25	84.7	92.2	0.88	0.67
JR1448	100% (Fresh)	-	106	4.17	43	2.37	0.25	89.5	94	0.4	0.88
JR1449	-	100% (Fresh)	106	3.95	71.2	1.14	0.24	79.4	94.1	0.59	0.57
JR1444	50% (Fresh)	50% (Fresh)	106	3.86	59.7	1.56	0.25	83.9	93.5	0.88	0.52

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Asanko Gold Mine Phase 2
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Our Ref: TGHDP0220

13.4	Assessment of Recovery

The assessment on the processing plant recovery was based on historical operating data from Resolute, test work reports, and the mine and plant feed profiles.

The recovery assessment for each phase is as follows:

AGM Phase 1: Obotan DPP 3 Mtpa Gravity-CIL circuit treating only Obotan Ore

AGM Phase 2 (combined): Obotan 3 Mtpa Gravity-CIL plant with addition of an Esaase 5 Mtpa Gravity-Flotation-CIL circuit. The combined processing facility will treat both Obotan and Esaase ore

13.4.1	Summary of Recovery Assessment Basis for AGM Phase 1

The AGM Phase 1 processing plant recovery describes the expected processing recovery when treating Obotan ore in the Obotan DPP 3 Mtpa Gravity-CIL circuit which is in the construction phase.

13.4.1.1	LOM Mining and Plant Feed Profile

Refer to Table 13-10 for a summary of the mining profile for the AGM – Phase 1 per source.

Table 13-10: AGM Phase 1 Mining Profile per Source and Ore Type

Source	Oxides		Transitional		Fresh		Total
	kt	%	kt	%	kt	%	kt	%
Nkran	156	13%	177	8%	30 788	93%	31 121	85%
Adubiaso	138	11%	440	20%	1 177	4%	1 755	5%
Abore	259	21%	980	45%	844	3%	2 082	6%
Dynamite Hill	415	34%	380	18%	299	1%	1 093	3%
Asuadai	269	22%	184	9%	1	0%	454	1%
Combined	1 237	3%	2 160	6%	33 109	91%	36 505	100%

As indicated by the above table, Nkran contributes to 85% of the material to be mined, while 91% of the mining plan consist of Fresh material.

The LOM feed grade of 2.15 gpt Au was calculated from the plant feed profile.

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13.4.1.2	Overall Circuit Recovery AGM Phase 1

Refer to table below for a summary of the overall circuit recoveries calculated by taking historical operating data and test work into account.

Table 13-11: Overall AGM Phase 1 Circuit Recoveries Calculated

Material	Pit	AGM Phase 1 Overall Circuit Recovery
Oxide	LOM Average	94.81%
	Nkran	91.05%
	Adubiaso	98.07%
	Abore	97.53%
	Dynamite Hill	92.34%
	Asuadai	97.09%
Trans	LOM Average	95.15%
	Nkran	92.79%
	Adubiaso	92.91%
	Abore	97.79%
	Dynamite Hill	95.40%
	Asuadai	86.17%
Fresh	LOM Average	93.83%
	Nkran	93.77%
	Adubiaso	92.76%
	Abore	97.77%
	Dynamite Hill	94.89%
	Asuadai	86.07%
Total	All	93.92%

The following discounts have been allowed for on the above figure:

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CIL carbon fines losses of 40g carbon per ton milled at a grade of 50 g/t Au as per the expected eluted carbon value

Solution gold losses based on 42% solids in the CIL tailings stream and 0.01 g/l Au in solution, and

Scale-up and operational inefficiency discount of 0.60% over the LOM

Once the above discounts are applied, the LOM recovery for the AGM Phase 1 is calculated as 92.58%, as illustrated in Table 13-12.

Table 13-12: AGM Phase 1 Overall Circuit Discounted Recoveries

Overall Circuit Recovery (Based on Historical data and test work)	93.92%
Total Recovery Discount	1.34%
Carbon Losses	0.09%
Solution Au Losses	0.64%
Ramp up/Commissioning/Scale-Up	0.60%
Plant Recovery Estimate	92.58%

13.4.2	Summary of Recovery Assessment Basis for AGM Phase 2

Subsequent to the recovery derivation for AGM Phase 1 additional CIL and flotation test work was conducted on Esaase and Nkran ore to determine metallurgical recoveries when treating blends of Esaase Oxide, Transition and Fresh ore and Nkran ore.

The methodology for the plant recovery estimate for the AGM Phase 2 integration study is presented below.

The recovery estimates have been based on the flotation tails and CIL tails residue grades that were achieved in the test work conducted during the various Esaase and Obotan study phases as follows:

Esaase PFS Phase V testing at Amdel in 2012

Esaase DFS Phase VI testing at ALS in 2013

Esaase GRG test work and modelling report

Obotan DFS testing at ALS in 2012

Obotan Flotation testing at Independent Metallurgical Operations in 2014

Obotan Variability testing at SGS Booysens in 2014/2015

Obotan GRG test work and modelling report

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Obotan and Esaase AGM Phase 2 Integration testing at ALS in 2015

13.4.2.1	Gravity- CIL Recovery Estimate Basis Obotan Ore

The Obotan ore CIL recovery estimate was based on modelled Gravity circuit recovery, final CIL residue grades as determined from test work and historical operating data. Subsequent to the derivation of AGM Phase 1 recovery additional composite and variability test work results became available for the Nkran Fresh material, which have been included in the AGM Phase 2 recovery derivation.

The Nkran ore recovery estimate was based on modelled Gravity circuit recovery and final CIL residue grades as determined from test work.

Gravity Recovery Estimate

The gravity recovery estimate for each ore type is summarized in the table below.

Table 13-13: Summary of Obotan Gravity Recovery Data Used to Derive the AGM Phase 2 Recovery Estimate

Material	Pit	Gravity Recovery	Information Source
Oxide	LOM Average	37.32%	Calculated
	Nkran	26.50%	Historical Operating Data
	Adubiaso	31.00%	Historical Operating Data
	Abore	41.70%	Historical Operating Data
	Dynamite Hill	41.70%	Estimated as per Abore Historical
	Asuadai	36.40%	ALS Test work Report
Trans	LOM Average	44.07%	Calculated
	Nkran	44.60%	GRG Modelling Report
	Adubiaso	44.60%	GRG Modelling Report
	Abore	44.60%	GRG Modelling Report
	Dynamite Hill	44.60%	GRG Modelling Report
	Asuadai	35.00%	ALS Test work Report
Fresh	LOM Average	44.60%	Calculated
	Nkran	44.60%	GRG Modelling Report
	Adubiaso	44.60%	GRG Modelling Report
	Abore	44.60%	GRG Modelling Report
	Dynamite Hill	44.60%	GRG Modelling Report
	Asuadai	35.00%	ALS Test work Report

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CIL Test Work Results

Subsequent to the AGM Phase 1 recovery estimate the Nkran Fresh material CIL residue estimate was re-evaluated based on the 2015 SGS variability test work results and the results of the AGM Phase 2 integration test work conducted at ALS.

A summary of the test work results used to derive an updated estimate of the expected CIL residue grade for Nkran Fresh material is presented in (Table 13-14).

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Table 13-14: CIL Test Results for Blends of Obotan Nkran Fresh and Esaase Oxide, Transition and Fresh at a Grind of 106 µm

Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	CIL Feed Grade Calc.	CIL Tails Assay	CIL Stage Recovery	Total Recovery	NaCN	Lime
	Nkran	Esaase	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	kg/t	kg/t
JR1445	-	100% (Oxide)	106	1.75	56.7	0.76	0.09	87.9	94.8	0.84	1.1
JR1442	25% (Fresh)	75% (Oxide)	106	2.26	52.8	1.07	0.14	86.4	93.6	0.89	0.95
JR1441	50% (Fresh)	50% (Oxide)	106	3.01	46.2	1.62	0.57	64.8	81.1	0.84	0.89
JR1443	75% (Fresh)	25% (Oxide)	106	3.1	51.3	1.51	0.21	86.4	93.4	0.81	0.58
JR1447	-	100% (Trans)	106	1.88	42.8	1.08	0.24	77.9	87.4	0.85	1.31
JR1438	25% (Fresh)	75% (Trans)	106	2.44	43.1	1.39	0.22	84.0	90.9	0.87	0.92
JR1439	50% (Fresh)	50% (Trans)	106	2.52	51.6	1.22	0.23	81.5	91.1	0.86	1.25
JR1440	75% (Fresh)	25% (Trans)	106	3.21	48.2	1.66	0.25	84.7	92.2	0.88	0.67

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Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	CIL Feed Grade Calc.	CIL Tails Assay	CIL Stage Recovery	Total Recovery	NaCN	Lime
	Nkran	Esaase	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	kg/t	kg/t
JR1448	100% (Fresh)	-	106	4.17	43	2.37	0.25	89.5	94	0.4	0.88
JR1449	-	100% (Fresh)	106	3.95	71.2	1.14	0.24	79.4	94.1	0.59	0.57
JR1444	50% (Fresh)	50% (Fresh)	106	3.86	59.7	1.56	0.25	83.9	93.5	0.88	0.52

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The test work data represented testing of samples with feed grade in the range 0.86 g/t Au to 6.27 g/t Au. Gravity recovery for these tests ranged from 38.1% to 82.5%. Final CIL residue grade for these tests was found to increase with increasing feed grade to the CIL circuit as presented in (Figure 13-3).

Figure 13-3: CIL Residue Grade as a Function of CIL Feed Grade for Obotan Nkran Fresh Composites

Based on a LOM feed grade of 2.18 g/t Au for Obotan Fresh material and a gravity stage recovery of 44.6%, the calculated CIL feed grade is 1.2 g/t Au. Based on the correlation presented in (Figure 13-3), the CIL residue grade is estimated to be 0.132 g/t Au for a CIL feed grade of 1.2 g/t Au.

The estimated CIL residue for Obotan ore, for each ore type is presented in the (Table 13-15) below.

Table 13-15: Summary of Obotan Ore CIL Residue Data Used to Derive the Recovery Estimate

Material	Pit	CIL Tails Residue (g/t Au)	Information Source
Oxide	LOM Average	0.082	Calculated
	Nkran	0.148	Historical operating data
	Adubiaso	0.037	Estimated as per Abore historical data
	Abore	0.037	Historical operating data
	Dynamite Hill	0.130	Dynamite Hill test work report (Metallurgy)
	Asuadai	0.037	Assumed as per Abore historical data

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Material	Pit	CIL Tails Residue (g/t Au)	Information Source
Trans	LOM Average	0.092	Calculated
	Nkran	0.138	ALS Test work report
	Adubiaso	0.150	ALS Test work report
	Abore	0.040	ALS Test work report
	Dynamite Hill	0.100	Dynamite Hill test work report (Metallurgy)
	Asuadai	0.170	ALS Test work report
Fresh	LOM Average	0.130	Calculated
	Nkran	0.132	Updated based on ALS DFS, SGS Variability Testing and ALS, AGM Phase 2 Integration testing
	Adubiaso	0.150	ALS Test work report
	Abore	0.040	ALS Test work report
	Dynamite Hill	0.090	Dynamite Hill test work report (Metallurgy)
	Asuadai	0.170	ALS Test work report

13.4.2.2	Gravity- CIL Recovery Estimate Basis Esaase Ore

The Esaase ore recovery estimate was based on modelled Gravity circuit recovery and final CIL residue grades as determined from test work.

Gravity Recovery Estimate

In January 2012, FLSmith Knelson performed GRG circuit modelling for Esaase, this modelling indicated that a gravity circuit recovery of 47% for Oxides, 47% for Transition and 52% for Fresh material could be achieved in a gravity circuit with 2 x QS48 treating mill circuit cyclone underflow.

CIL Test Work Results

The CIL test work results used for the Oxide recovery estimate is presented in (Table 13-6).

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CIL testing on Esaase Oxides at grinds of 75 µm and 106 µm were conducted during the Phase V PFS testing in 2013 and in the most recent AGM Phase 2 integration test work in 2015. This testing achieved final average CIL residue grades of 0.09 g/t Au to 0.17 g/t Au with an average residue grade of 0.132 g/t Au for the three composites. This average residue grade was used for recovery estimation of Esaase Oxide material.

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Table 13-16: Summary of Test Work Data Used to Derive Esaase Oxide Ore Gravity-CIL Recovery Estimate

Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	CIL Feed Grade Calc.	CIL Tails Assay	CIL Stage Recovery	Total Recovery
	Deposit	Ore Type	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%
LT 100 PFS Phase V (2013)	Esaase	Oxide	75	1.40	44.7	0.77	0.12	84.8	91.6
LT 101 PFS Phase V (2013)	Esaase	Oxide	75	1.40	43.0	0.80	0.10	87.0	92.6
LT 103 PFS Phase V (2013)	Esaase	Oxide	75	1.40	30.6	0.97	0.28	70.9	79.8
Average for Ox Comp 1			75	1.40	39.4	0.85	0.17	80.9	88.0
LT 120 PFS Phase V (2013)	Esaase	Oxide	75	1.23	30.8	0.85	0.19	77.8	84.6
LT 121 PFS Phase V (2013)	Esaase	Oxide	75	1.23	37.8	0.77	0.13	82.6	89.1
LT 123 PFS Phase V (2013)	Esaase	Oxide	75	1.23	39.3	0.75	0.10	87.0	92.1
Average for Ox Comp 2			75	1.23	36.0	0.79	0.14	82.5	88.6
JR 1488 AGM Phase 2 Integration (2015)	Esaase	Oxide	75	1.14	45.2	0.63	0.08	87.8	93.3
JR 1445 AGM Phase 2 Integration (2015)	Esaase	Oxide	106	1.75	56.7	0.76	0.09	87.9	94.8
Average for Ox Comp (2015)			75/106	1.45	50.9	0.69	0.09	87.8	94.0

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The CIL test work results used for the Transition recovery estimate is presented in (Table 13-17).

CIL testing on Esaase Transition material at grinds of 75 µm and 106 µm were conducted during the Phase V PFS testing in 2013 and in the most recent AGM Phase 2 integration test work in 2015. This testing achieved final average CIL residue grades of 0.11 g/t Au to 0.22 g/t Au with an average residue grade of 0.155 g/t Au for the three composites. This average residue grade was used for recovery estimation of Esaase Transition material.

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Table 13-17: Summary of Test Work Data Used to Derive Esaase Transition Ore Gravity-CIL Recovery Estimate

Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	CIL Feed Grade Calc.	CIL Tails Assay	CIL Stage Recovery	Total Recovery
	Deposit	Ore Type	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%
LT 104 PFS Phase V (2013)	Esaase	Trans	75	1.40	32.0	0.95	0.10	89.7	93.0
LT 105 PFS Phase V (2013)	Esaase	Trans	75	1.40	40.3	0.83	0.17	79.2	87.6
LT 107 PFS Phase V (2013)	Esaase	Trans	75	1.40	39.5	0.84	0.13	85.0	90.9
Average for Trans Comp 1			75	1.40	37.3	0.88	0.133	84.6	90.5
LT 116 PFS Phase V (2013)	Esaase	Trans	75	1.10	44.8	0.61	0.09	85.9	92.2
LT 117 PFS Phase V (2013)	Esaase	Trans	75	1.10	40.8	0.65	0.15	76.4	86.0
LT 119 PFS Phase V (2013)	Esaase	Trans	75	1.10	43.6	0.62	0.09	85.6	91.8
Average for Trans Comp 2			75	1.10	43.1	0.63	0.110	82.6	90.0
JR 1489 AGM Phase 2 Integration (2015)	Esaase	Trans	75	1.68	54.8	0.76	0.21	72.3	87.5
JR 1447 AGM Phase 2 Integration (2015)	Esaase	Trans	106	1.88	42.8	1.08	0.24	78.0	87.4
Average for Trans Comp (2015)			75/106	1.78	48.8	0.92	0.224	75.2	87.4

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The CIL test work results used for the Fresh recovery estimate is presented in Table 13-18: Summary of Test Work Data Used to Derive Esaase Transition Ore Gravity-CIL Recovery Estimate).

CIL testing on Esaase Fresh material at grinds of 75 µm and 106 µm were conducted during the Phase V PFS testing in 2013 and in the most recent AGM Phase 2 integration test work in 2015. This testing achieved final average CIL residue grades of 0.14 g/t Au to 0.20 g/t Au with an average residue grade of 0.173 g/t Au for the three composites. This average residue grade was used for recovery estimation of Esaase Fresh material.

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Table 13-18: Summary of Test Work Data Used to Derive Esaase Transition Ore Gravity-CIL Recovery Estimate

Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	CIL Feed Grade Calc.	CIL Tails Assay	CIL Stage Recovery	Total Recovery
	Deposit	Ore Type	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%
LT 108 PFS Phase V (2013)	Esaase	Fresh	75	1.84	39.8	1.11	0.11	90.0	94.0
LT 109 PFS Phase V (2013)	Esaase	Fresh	75	1.84	38.4	1.13	0.18	83.8	90.0
LT 111 PFS Phase V (2013)	Esaase	Fresh	75	1.84	47.2	0.97	0.12	88.0	93.6
Average for Fresh Comp 1			75	1.84	41.8	1.07	0.137	87.2	92.5
LT 112 PFS Phase V (2013)	Esaase	Fresh	75	1.17	32.3	0.79	0.12	85.1	89.9
LT 113 PFS Phase V (2013)	Esaase	Fresh	75	1.17	40.4	0.70	0.35	49.2	69.7
LT 115 PFS Phase V (2013)	Esaase	Fresh	75	1.17	38.6	0.72	0.13	82.1	89.0
Average for Fresh Comp 2			75	1.17	37.1	0.73	0.200	72.1	82.9
JR 1490 AGM Phase 2 Integration (2015)	Esaase	Fresh	75	1.89	62.4	0.71	0.13	82.0	93.2
JR 1449 AGM Phase 2 Integration (2015)	Esaase	Fresh	106	3.95	71.2	1.14	0.24	79.3	94.1
Average for Fresh Comp (2015)			75/106	2.92	66.8	0.92	0.182	80.7	93.6

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13.4.2.3	Gravity- Flotation-CIL Recovery Estimate Basis for Obotan / Nkran Fresh Ore

The Nkran ore recovery estimate was based on modelled Gravity circuit recovery, final flotation residue grades and final flotation concentrate CIL residue grades as determined from test work.

Gravity Recovery Estimate

The gravity recovery estimate as presented in (Table 13-13) was used for Nkran Fresh material.

Flotation Test Work Results

The Nkran flotation test work results used for the recovery estimate are presented in (Table 13-19). Test work conducted on Nkran Fresh material and blends of Fresh material containing >50% Nkran Fresh achieved final flotation residue grades of 0.11 g/t Au to 0.18 g/t Au. Based on this test work a tails grade of 0.15 g/t Au was used for Nkran Fresh ore, which was the average of all residue grades for testing conducting on blends containing >75% Nkran Fresh material.

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Table 13-19: Summary of Flotation Test Work Data Used to Derive Nkran Fresh Ore Gravity-Flotation-CIL Recovery Estimate

Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	Flotation Feed Grade Calc.	Flotation Tails Assay	Flotation Stage Recovery	Total Recovery	Flotation Mass Pull
	Nkran	Esaase	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	%
JR1456	50% (Fresh)	50% (Fresh)	75	2.47	55.5	1.10	0.13	89.9	95.5	14.7
JR1457	50% (Fresh)	50% (Fresh)	75	2.45	55.9	1.08	0.11	91.2	96.1	13.8
JR1460	75% (Fresh)	25% (Fresh)	75	2.86	56.1	1.26	0.14	90.3	95.7	13.1
JR1461	75% (Fresh)	25% (Fresh)	75	2.79	57.4	1.19	0.11	92.0	96.6	13.6
JR1428	100% (Fresh)		75	2.95	53.2	1.38	0.15	90.5	95.6	12.6
JR1437	100% (Fresh)		75	2.95	53.1	1.39	0.18	88.5	94.6	11.2

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Flotation Concentrate CIL Test Work Results

The Nkran ore flotation CIL test work results used for the recovery estimate are presented in (Table 13-20). Limited concentrate CIL test work has been conducted, however based on results achieved during historical testing at ALS and IMO in conjunction with the results of the AGM Phase 2 integration testing in 2015 a CIL stage recovery of 95% was used.

In CIL tests JR 1491 and JR 1492 high solution cyanide concentrations were maintained (1800 ppm to 3000 ppm) in an effort to target high overall recovery. The resulting average cyanide consumption of 12.7 kg/t was noted as being higher than for historical Nkran concentrate leach testing at IMO and ALS. For the purpose of determining operating costs an average test consumption of 5.9 kg/t was used based on previous concentrate leach test results at IMO and ALS (refer (Table 13-20). The operating cost estimate was based on the test work consumed value of 5.9 kg/t based on the results of PMI7CL01 and the Nkran ALS DFS result. The result of test PMI12CL01 was not used due to the high flotation mass pull (25%) and low concentrate leach feed grade of 3.9 g/t. The operating cost consumed figure includes an additional allowance for a terminal leach solution NaCN value of 1000 ppm. This resulted in a total consumption of 7.7 kg/t. Further CIL optimization testing of Nkran Fresh blends would be required in order to confirm cyanide requirements for this leach.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 13-20: Summary of Flotation Concentrate CIL Test Work Data Used to Derive Nkran Fresh Ore Gravity-Flotation-CIL Recovery Estimate

Test ID	Feed Blend		Grind	Gravity Feed Grade Calc.	Gravity Recovery	Flotation Feed Grade Calc.	Flotation Tails Assay	Flotation Stage Recovery	Total Recovery	Flotation Mass Pull
	Nkran	Esaase	µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	%
JR1456	50% (Fresh)	50% (Fresh)	75	2.47	55.5	1.10	0.13	89.9	95.5	14.7
JR1457	50% (Fresh)	50% (Fresh)	75	2.45	55.9	1.08	0.11	91.2	96.1	13.8
JR1460	75% (Fresh)	25% (Fresh)	75	2.86	56.1	1.26	0.14	90.3	95.7	13.1
JR1461	75% (Fresh)	25% (Fresh)	75	2.79	57.4	1.19	0.11	92.0	96.6	13.6
JR1428	100% (Fresh)		75	2.95	53.2	1.38	0.15	90.5	95.6	12.6
JR1437	100% (Fresh)		75	2.95	53.1	1.39	0.18	88.5	94.6	11.2

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

13.4.2.4	Gravity-Flotation-CIL Recovery Estimate Basis for Esaase Ore

The Esaase recovery estimate was based on modelled Gravity circuit recovery, final flotation residue grades and final flotation concentrate CIL residue grades as determined from test work. The derivation of this recovery was comprehensively discussed in the 2014 DRA DFS, a brief summary of the findings is presented below.

Gravity Recovery Estimate

In January 2012, FLSmith Knelson performed GRG circuit modelling for Esaase, this modelling indicated that a gravity circuit recovery of 47% for Oxides, 47% for Transition and 52% for Fresh material could be achieved in a gravity circuit with 2 x QS48 treating mill circuit cyclone underflow.

Flotation Test Work Results

The Esaase flotation test work results used for the recovery estimate are presented in (Table 13-21) Based on this test work the following average residue grades were used to derive the Esaase recovery estimate:

Oxide material – 0.199 g/t Au

Transition material – 0.193 g/t Au

Fresh material – 0.093 g/t Au

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 13-21: Summary of Flotation Test Work Data Used to Derive Esaase Ore Gravity-Flotation-CIL Recovery Estimate

Test ID	Feed Blend	Grind	Gravity Feed Grade Calc.	Gravity Recovery	Flotation Feed Grade Calc.	Flotation Tails Assay	Flotation Stage Recovery	Total Recovery	Flotation Mass Pull
		µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	%
JA 1124	Fresh	75	1.26	39.90	0.76	0.06	93.1	95.9	13.4
JA 1125	Fresh	75	2.59	73.50	0.69	0.07	90.8	97.6	9.8
JA 1126	Fresh	75	1.28	51.50	0.62	0.15	78.6	89.6	11.6
JA 1127	Fresh	75	2.13	63.00	0.79	0.12	86.2	94.9	9.5
JA 1085	Fresh	75	1.39	53.60	0.69	0.10	87.2	94.1	12.1
JA 1112	Fresh	75	1.56	44.30	0.87	0.11	89.0	93.9	9.1
JA 1113	Fresh	75	1.54	51.30	0.75	0.06	92.8	96.5	9.2
JA 1114	Fresh	75	1.46	41.60	0.86	0.08	91.5	95.1	9.5
Average	Fresh	75	1.65	52.34	0.75	0.093	88.7	94.7	10.5
JA 1115	Oxide	75	2.37	71.40	0.68	0.20	72.0	92.0	5.1

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Test ID	Feed Blend	Grind	Gravity Feed Grade Calc.	Gravity Recovery	Flotation Feed Grade Calc.	Flotation Tails Assay	Flotation Stage Recovery	Total Recovery	Flotation Mass Pull
		µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	%
JA 1116	Oxide	75	1.51	35.90	0.97	0.21	80.1	87.3	8.8
JA 1117	Oxide	75	1.72	30.90	1.20	0.34	72.9	81.3	5.6
JA 1118	Oxide	75	1.30	54.50	0.59	0.10	84.3	92.9	7.4
JA 1119	Oxide	75	2.19	50.30	1.10	0.15	88.1	94.1	13.4
JA 1120	Oxide	75	1.15	57.40	0.49	0.12	77.8	90.6	9.1
JA 1081	Oxide	75	1.77	41.90	1.03	0.26	76.4	86.3	6.4
JA 1082	Oxide	75	1.67	48.40	0.86	0.21	77.5	88.4	7.7
Average	Oxide	75	1.70	49.83	0.84	0.199	79.0	89.5	8.2
JA 1121	Trans	75	0.93	24.30	0.71	0.23	71.9	78.7	13.9
JA 1122	Trans	75	1.82	63.10	0.67	0.21	73.4	90.2	14.8
JA 1083	Trans	75	1.58	46.20	0.85	0.14	85.6	92.3	12.9

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Test ID	Feed Blend	Grind	Gravity Feed Grade Calc.	Gravity Recovery	Flotation Feed Grade Calc.	Flotation Tails Assay	Flotation Stage Recovery	Total Recovery	Flotation Mass Pull
		µm	(g Au/t)%		(g Au/t)	(g Au/t)%		%	%
Average	Trans	75	1.44	44.53	0.74	0.193	77.0	87.1	13.9
JA 1128	20% Fresh	75	2.10	67.10	0.69	0.17	77.8	92.7	9.8
JA 1129	50% Fresh	75	1.16	48.60	0.60	0.10	85.4	92.5	12.9

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Flotation Concentrate CIL Test Work Results

The Esaase flotation CIL test work results used for the recovery estimate are presented in (Table 13-22).

Based on this test work the following concentrate gravity-CIL stage recoveries and cyanide consumption figures were used to derive the Esaase recovery estimate:

●	Fresh material: 96.2% stage recovery and 6.2 kg NaCN per tonne concentrate

●	Transition material: 93.9% stage recovery and 5.0 kg NaCN per tonne concentrate

●	Oxide material: 94.0% stage recovery and 4.4 kg NaCN per tonne concentrate

The cyanide consumption figures used to derive the operating cost estimate were based on the average test work consumed values with an additional allowance for a terminal CIL NaCN concentration of 1000 ppm

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 13-22: Summary of Flotation Concentrate CIL Test Work Data Used to Derive Esaase Gravity-Flotation-CIL Recovery Estimate

Sample ID	Material	Grind Size	Leach Time (hr)	Float Con Grade (g/t, Au)	Conc Gravity Recovery %	Conc Leach Feed Grade (g/t, Au)	Residue Grade (g/t, Au)	CIL Stage Recovery %	Overall Test Recovery %	NaCN Consume (kg/t conc)	NaCN Consume (kg/t milled)
JR 490	Phase V Fresh	P90=25	24	6.41	17.7	5.28	0.410	92.2	93.6	5.5	0.51
JR 494	Phase V Fresh	P90=25	24	7.06	16.0	5.93	0.340	94.3	95.2	5.0	0.46
JR521	Phase V Fresh	P90 =15	24	6.33	17.9	5.20	0.255	95.1	96.0	5.5	0.51
JR522	Phase V Fresh	P90 =15	12	6.71	16.9	5.58	0.223	96.0	96.7	2.9	0.27
JR523	Phase V Fresh	P90 =15	24	6.69	16.9	5.56	0.200	96.4	97.0	5.0	0.46
JR524	Phase V Fresh	P90 =15	12	8.05	14.1	6.92	0.233	96.6	97.1	3.0	0.27
JR578	Phase VI Fresh	P90 =15	12	5.90	15.7	4.97	0.142	97.1	97.6	3.9	0.38
Average	Fresh			6.74	16.44	5.63	0.26	95.39	96.16	4.39	0.41
JR 577	Phase VI Trans	P90 =15	12	5.11	15.4	4.32	0.310	92.8	93.9	2.8	0.36
Average	Trans			5.11	15.38	4.32	0.31	92.83	93.93	2.81	0.36
JR 576	Phase VI Oxide	P90 =15	12	8.34	9.3	7.57	0.540	92.9	93.5	2.1	0.13
JR 762	Phase V Oxide	P80 =13	24	12.74	-	12.74	0.550	95.7	95.7	3.1	0.33
JR659	Phase V Oxide	P90 =15	24	5.58	7.17	5.18	0.395	92.4	92.9	2.6	0.26
JR660	Phase V Oxide	P90 =15	24	6.59	6.07	6.19	0.400	93.5	93.9	2.1	0.21
Average	Oxide			8.31	7.50	7.92	0.47	93.61	94.01	2.46	0.23

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

13.4.2.5	Summary of Gravity-CIL Circuit Recovery Basis

A summary of the basis for the recovery estimate of Esaase and Obotan ore treated in the Gravity-CIL circuit recovery is presented in the (Table 13-23).

Table 13-23: Summary of the Data Used to Derive Gravity-CIL Recovery Estimates

Ore Type	Esaase Gravity - CIL		Obotan Gravity - CIL
	Gravity Stage Recovery (%)	Gravity Tails CIL Residue Grade (g/t Au)	Gravity Stage Recovery (%)	Gravity Tails CIL Residue Grade (g/t Au)
Laterite	Estimated same as Oxide	Estimated same as Oxide	-	-
Oxide	47.0	0.132	37.3	0.082
Transition	47.0	0.155	44.1	0.092
Fresh	52.0	0.173	44.6	0.130
Recovery Estimation Criteria
	Gravity recovery estimate derived from GRG test work and modelling		Gravity recovery estimate derived from GRG test work and modelling in combination with historical operating data
	CIL Residue per ore type derived from test work and weighted as per mine blend		CIL Residue per ore type derived from test work and historical operating data and weighted as per mine blend
	75 µm target grind		106 µm target grind
	100 ppm terminal cyanide concentration in CIL circuit		100 ppm terminal cyanide concentration in CIL circuit

Discount Factors
	CIL carbon fines losses 20 g/t carbon at 50 g/t Au		CIL carbon fines losses 20 g/t at 50 g/t Au
	Solution gold losses based on 42% solids in CIL tailings and 0.01 g/L Au in solution		Solution gold losses based on 42% solids in CIL tailings and 0.01 g/L Au in solution
	Scale-up/Commissioning discount of 1.5% in year 1 and 1% in year 2 and 3		Scale-up/Commissioning discount of 1.5% in year 1 and 1% in year 2 and 3

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

13.4.2.6	Gravity-Flotation-CIL Circuit Recovery Basis

A summary of the basis for the Esaase and Obotan Gravity-flotation–concentrate CIL circuit recovery estimates is presented in (Table 13-24).

Table 13-24: Summary of the Data Used to Derive Gravity-Flotation – Concentrate CIL Recovery Estimates

Ore Type	Esaase Gravity - Flotation - Concentrate CIL			Obotan Gravity- Flotation - Concentrate CIL
	Gravity Stage Recovery (%)	Flotation Residue Grade (g/t Au)	Flotation Concentrate CIL Stage Recovery (%)	Gravity Stage Recovery (%)	Flotation Residue Grade (g/t Au)	Flotation Concentrate CIL Stage Recovery (%)
Laterite	Estimated same as Oxide	Estimated same as Oxide	Estimated same as Oxide	-	-	-
Oxide	47.0	0.199	94.0	-	-	-
Transition	47.0	0.193	93.9	44.1	Estimated same as Esaase Trans	As per Blend Data
Fresh	52.0	0.093	96.2	44.6	0.150	95.0
Esaase: Nkran Blends	Weighted Blend	Weighted Blend	94.8	Weighted Blend	Weighted Blend	94.8
Recovery Estimation Criteria
	Gravity recovery estimate derived from GRG test work and modelling			Gravity recovery estimate derived from GRG test work and modelling in combination with historical operating data
	CIL Residue per ore type derived from test work and weighted as per mine blend			Flotation option only for Nkran Fresh and Transition material
	Mass Pull 9%			Mass Pull 12.5%
	Regrind using 5 kWh/t energy input			Regrind using 5 kWh/t energy input
	1000 ppm terminal cyanide concentration in flotation concentrate CIL			1000 ppm terminal cyanide concentration in flotation concentrate CIL
Discount Factors
	CIL concentrate carbon fines losses10 g/t carbon at 50 g/t Au			CIL concentrate carbon fines losses 10 g/t carbon at 50 g/t Au
	Solution gold losses based on 35% solids in CIL tailings and 0.04g/L Au in solution			Solution gold losses based on 35% solids in CIL tailings and 0.04g/L Au in solution
	Scale-up/Commissioning discount of flotation tailings in year 1-3 - 0.85% of plant feed grade and additional 0.5% discount in year 1 for commissioning and ramp-up			Scale-up/Commissioning discount of flotation tailings in year 1-3 - 0.85% of plant feed grade and additional 0.5% discount in year 1 for commissioning and ramp-up

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

13.4.3	Summary of LOM Recovery Estimate for AGM Phase 2

During the AGM Phase 2 PFS the recovery data as summarised in (Table 13-23) and (Table 13-24) was used to conduct a trade of study to determine the most suitable processing route and ore blending strategy for AGM Phase 2 when treating blends of Esaase and Obotan Oxide, Transition and Fresh ore.

Asanko supplied DRA with the mine production schedule detailing the tonnage profile per ore type and the indicated gold feed grades per ore type, for each processing option.

A plant production schedule, detailing the ore feed profile for the gravity-CIL and gravity-flotation-CIL circuits was drawn up based on the following information:

The mine production schedule indicated tonnage profile per ore type as supplied by mining team from Whittle® output

The mine production schedule indicated plant gold feed grade per ore type as supplied by mining team from Whittle® output

The overall LOM plant recovery was then calculated by compiling a gold balance using the plant production schedule in conjunction with the following information:

The flotation tail residue grades as determined from the test work and including discount factors for years 1-3 (refer Table 13-24)

The estimated CIL tail residue grades per ore type as determined from test work and including discount factors for years 1-3 (refer Table 13-23)

Calculated gold losses related to solution gold losses and losses to carbon fines in tailings (refer Table 13-23 and Table 13-24)

Based on the trade-off studies conducted, it was established that AGM Phase 2 would be based on the addition of a 5 Mtpa gravity-flotation-CIL plant in addition to the 3 Mtpa gravity-CIL circuit for AGM Phase 1. The ore blends and plant production profile detailing the expected feed blend and LOM recovery for AGM Phase 2 is presented in (Table 13-25).

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 13-25: AGM Phase 2 LOM Recovery Estimate

			2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
		LOM	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13
CIL Circuit Feed
Esaase Laterite/Oxide	(’000t)	14 309		1 387	2 348	2 720	2 880	3 040	712	204	198	423	398
Esaase Transitional	(’000t)	4 035							2 170	1 342	356	167
Esaase Fresh	(’000t)
	(’000t)
Obotan Laterite/Oxide	(’000t)	1 237	58	235	372					342	186	44
ObotanTransitional	(’000t)	1 234	58	12						308	693	162
Obotan Fresh	(’000t)	21 409	2 884	1 765	680	680	720	760	920	1 578	2 041	2 702	3 000	3 000	679
Total Tons to CIL	(’000t)	42 224	3 000	3 400	3 400	3 400	3 600	3 800	3 802	3 774	3 473	3 498	3 398	3 000	679
CIL Feed Grade	g/t	1.76	2.15	1.85	1.68	1.63	1.48	1.4	1.47	1.76	1.8	1.88	2.01	2.15	2.24
Recovery Estimate (Discounted)%		91.10%	88.10%	90.90%	90.10%	91.00%	90.00%	89.50%	88.50%	90.70%	91.50%	92.10%	92.60%	93.10%	108.40%

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Flotation Circuit Feed
Esaase Laterite/Oxide	(’000t)	1 067			551	426	46								44
Esaase Transitional	(’000t)	2 484			218	1 421	622	159							63
Esaase Fresh	(’000t)	35 812			2	816	3 212	1 749	4 952	4 945	4 043	4 164	4 910	5 000	2 018
	(’000t)
Obotan Laterite/Oxide	(’000t)	0
ObotanTransitional	(’000t)	926			695	188									43
Obotan Fresh	(’000t)	11 699			3 283	1 974	1 120	3 092	48	55	957	836	90		244
Total Tons to Flotation	(’000t)	51 988			4 750	4 825	5 000	5 000	5 000	5 000	5 000	5 000	5 000	5 000	2 413
Flotation Feed Grade	g/t	1.66			2.17	2.13	1.82	1.98	1.29	1.53	1.41	1.37	1.26	1.37	2.26
Recovery Estimate (Discounted)%		90.60%			89.10%	90.60%	89.60%	92.20%	91.30%	92.30%	88.50%	88.30%	91.10%	91.70%	93.30%
Combined AGM Phase 2 Production	(’000t)	94 212	3 000	3 400	8 150	8 225	8 600	8 800	8 802	8 774	8 473	8 498	8 398	8 000	3 092
Combined Feed Grade	g/t	1.71	2.15	1.85	1.97	1.92	1.68	1.73	1.37	1.63	1.57	1.58	1.56	1.66	2.26
Recovery Estimate (Discounted)%		90.90%	88.10%	90.90%	89.50%	90.70%	89.80%	91.20%	90.00%	91.60%	89.90%	90.10%	91.90%	92.40%	96.60%

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

14	MINERAL RESOURCE ESTIMATES

The MRE were compiled by Qualified Persons, in compliance with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, “the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” and in accordance with the Rules and Policies of the National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP.

Furthermore, the Mineral Resource classifications are also consistent with the ‘Australasian Code for Reporting of Exploration Results, Mineral resources and Ore Reserves’ of 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Mineral Council of Australia (“JORC”).

On a global basis, CJM is satisfied that the MRE globally reflects the ore bodies based on the available data.

Suitably experienced and qualified geologists, surveyors and other Mineral Resource practitioners employed by Asanko were responsible for the capture of the drill hole information and geological information.

CJM has estimated the MRE for the AGM projects as at May 2014. All gold grade estimation was completed using Ordinary Kriging (“OK”). This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralisation, and the style and geometry of mineralisation.

Cautionary Note about Mineral Resources

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. MRE do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. The Company advises investors that while the term “inferred mineral resources” is recognized and required by Canadian regulations, the SEC does not recognize it. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, and they have not been used in this Definitive Project Plan to estimate Mineral Reserves.

Readers are cautioned not to assume that all, or any part of an inferred resource exists, or is economically or legally mineable.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

14.1	Assumptions, Parameters and Methods used for Mineral Resource Estimates

The AGM projects are all located along major shear zones with cross cutting faults. The mineralisation is directly related to the structural setting and specific lithological units. The basis for the MRE is the geological litho-structural models that have been delineated for the different project areas. Higher grade veins are emplaced in a lower grade background and it is noted that the individual mineralisation boundaries of these high grade veins can be difficult to define.

The main lithological units, within specific fault blocks, form the basis for delineating geological domains. Within each of the domains the continuous mineralised and waste proportions have been delineated using an Indicator Kriging (“IK”) method. In all cases a 0.3 g/t cut-off was used to flag data as mineralised, or not. Above 0.3 g/t is assigned a value of 1 and below a value of zero. Internal waste (values below 0.3 g/t) of 2 m and less were also considered a part of the mineralised zone and flagged 1. The 1 and 0 values are then estimated into a block model using mineralised orientations and relationships observed and modelled from data. The indicator estimates produce a value between 0 and 1 which is then used as a probability for establishing if a cell is mineralised, or not. Specific probabilities are selected for each domain that related to expected mineralisation relationships. This approach has also been used in the unconstrained areas outside main lithological domains where mineralisation is not constrained by lithological boundaries. In most cases these were part of the secondary mineralisation which was distinctly different from the main mineralisation.

14.1.1	Nkran

14.1.1.1	Geological Modelling

The Nkran geology model is based on information from a re-logging program of thirty five PMI drill holes, to create three type sections, (Figure 14-1) and a geological model of the main lithologies, (Figure 14-2). The re-logging captured lithology, alteration, structure, mineralisation and veining. The re-logging identified 5 key structures which control distribution of rock units and mineralisation within the pit. The shears / structures have been modelled as planes. The geology of the Nkran deposit comprises a south plunging sandstone and wacke dominated central core, with a granitic intrusion and five key structures providing the global scale geometric controls to mineralisation at Nkran.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 14-1: Development of Type Sections on 100m Spacing from Re-logged Drill Holes

Based upon the re-logging data it was possible to divide the pit into areas of greywacke dominated stratigraphy, thickly interbedded greywacke-phyllite, thinly inter-bedded greywacke-phyllite, sandstone and granite (Figure 14-2). These units are bound by the previously modelled controlling structures.

The southern half of the pit is dominated by a greywacke dominated unit, and called the “Broad Sandstone”. This correlates with reports of a thick greywacke unit reported by Standing (1998), possibly a thickening synformal hinge. The northern half of the pit is dominated by one of two granitic bodies and thickly bedded (wacke) sandstone units.

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Figure 14-2: Geological Model of Major Rock Types within the Nkran Pit

Note: Western and Eastern Phyllites in grey; thrusted sandstone sequence in pale blue-grey; Central Wacke 1 dark green, Broad Sandstone (Massive) orange, central wacke 2 pale green, central wacke 3 in pale blue, interbedded silts and shales dark blue, Granite in pink, Wacke 1-3 are all bound by shears

14.1.1.2	Structures

The 5 controlling structures are bound to the west and east by the Western Bounding Shear Zone (WBSZ) and Eastern Bounding Shear Zone (EBSZ). The WBSZ and EBSZ are characterized by wide (50m+) zones of strongly sheared phyllite, carbonaceous shale and greywacke (Figure 14-2). All the mineralisation occurs within these broad, bounding zones. From west to east occur the Freelander, Defender, County and Discovery (Figure 14-2). The controlling structures typically strike 020o. These structures subdivide the pit into the greywacke dominated in the south and the strongly inter-bedded phyllite-greywacke and granite in the north. These structures control mineralisation associated with the Galamsey Vein, a 040o trending splay off the Freelander, Central Vein (CV), East Lode (EL) and East Lode North (EL-N) from west to east respectively. The main structures are not continuously mineralised.

The vein hosted mineralisation is economic within the broad sandstone units and granitic unit. Sub-economic concentrations of veining is hosted within the thicker inter-bedded units, although with the level of geological data it is difficult to generate continuous wireframes that encapsulate mineralisation that make geological sense and have thus been excluded in this phase. The geological model

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correlates favourably with the Resolute grade control plans. These wire frames provide the basis of the mineralisation domains. (Figure 14-3) shows the integration of flitch interpretations and historical grade control maps.

Plunge +23
Azimuth 323
0
125
250
375
500

Plunge +42
Azimuth 325
0
125
250
375
500
Plan section +5000.00

Figure 14-3: Integration of Flitch Interpretations and Historical Grade Control Maps Overlain by Key Structures

14.1.1.3	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and

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fresh units. In general, the weathering surfaces are broadly parallel, (Figure 14-4) the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the foot wall to the mineralisation where the foot wall approaches the surface.

Figure 14-4: Nkran West - East View of Weathering Profile

14.1.1.4	Domains

Based up upon the litho-structural work conducted, mineralisation can be constrained to 8 broad / major domains (Figure 14-5). These have been numbered 1000, 2000, 2500, 2750, 5000 and 5100. Mineralisation within the granitic bodies has been domained separately as GR01 and GR02. Domain DW was reserved for unidentified steep and shallow vein arrays extending from the other domains. The following paragraphs describe the domains and the associated risk involved in this approach for each particular domain.

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Figure 14-5: Geological Domains used for Resource Estimation

14.1.1.5	Domain 1000 (Galamsey Vein)

Domain 1000 comprises what is formally known as the Galamsey Vein. Domain 1000 is controlled by the “Freelander” Structure, which runs along the western margin of the Broad Sandstone (Domain 2000). The mineralisation and domain are steep west-dipping and N-striking (Magnetic). Typically this domain consists of ductile deformed quartz veining, which typically grades 3 – 20 g/t Au. This is often overprinted by thick laminated, or ‘bucky’ quartz veining which typically does not contain grade.

14.1.1.6	Domain 2000/2500/2750 (Altered Broad Sandstone)

Domains 2000, 2500 and 2750 represent the sericite-albite alteration zones within the broad sandstone units. Mineralisation is not continuous within the domains. Two vein orientations have been identified, relating to the two phases of mineralisation a steep west dipping and north northeast striking ductile quartz veining that is parallel to bedding and in places foliation, and shallow Northeast dipping, North west striking brittle veins that cross cut foliation and bedding. The sandstone unit has been strongly folded and forms the shallow south plunging synformal keel of a steep westerly dipping fold hinge, which has been offset by dextral D2 faulting and shearing.

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Domain 2000 is bound by domains 1000 and 3000 (Freelander and Defender Structures). Domain 2500 is bound by domains 3000 and 4000 (County / Defender Structures). Domain 2750 is bound by 4000 and 6000 (County and Discovery structures).

14.1.1.7	Domain 5000 (East Lode, “EL”) / 5100 (East Lode North,“ELN”)

Domain 5000/5100 is controlled by the Discovery Structure. The domain is characterised by a steep west dipping, north striking ductile fabric, which is in places overprinted by a barren quartz breccia, and which contains clasts of previously mineralised material. Grade and continuity along strike are variable with continuous mineralisation between 209900 mN to 210225 mN (Domain 5000) and then from 210300 mN to 210500 mN (Domain 5100). Due to the break in mineralisation between the 210225m and 210300m northings, the domain has been split into the East Lode (5000), and East Lode North (5100). At 210400 mN ELN splays of the Discovery Structure and pinch out by 210525 mN, truncated by the Eastern Boundary Shear Zone (“EBSZ”).

Between 210200 mN (210175 mN) and 210300 mN the Discovery Structure splits into the County Structure. The intersection of these structures and associated intersection mineralisation along ELN and the Bull Nose Lode (“BNL”) is complex, with steep ductile zones overprinted by shallow, near horizontal northeast dipping mineralisation. Historically this was not incorporated into any wireframe, due to the short length continuity of the overprinting flat mineralisation, and was only defined through grade control drilling.

14.1.1.8	Granite Domains GR01 and GR02

Two granitic bodies have been identified within the pit. These shapes have been used to define the mineralisation domains GR01 and GR02. Mineralisation hosted within the granite domains typically occurs in thin, 2-30 cm thick discontinuous near horizontal vein arrays. Mineralisation is sporadic and appears not to be associated with vein density, thickness or degree of alteration. This makes it impossible to model up individual lodes. The granite bodies are bound by major structures, e.g. Defender / Discovery and County / Discovery. On these margins, higher grades do occur, but are difficult, with the current level of drilling to define distinct lodes, or domains. Historically mineralisation was hard to mine in fresh, due to the short range nature of the continuity of the veins. Interaction of the granite nose at 210300 mN with the intersection of the Discovery / County structures hosts reasonable grade and mineralisation, although multiple vein arrays in numerous orientations make it difficult to model. It is anticipated that the greater resolution provided by grade control drilling will better constrain these zones.

14.1.1.9	Risks

The style of mineralisation at Nkran generates certain risks:

●	Variability in grade and short range continuity issues

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●	Unpredictably nature of mineralised veins

●	Bulk estimate, lots of internal waste

●	Grade distribution is a mixture of shallow dipping mineralisation, combined with steeply orientated lodes

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised, or not. A 2m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected (Figure 14-6 and Figure 14-7). This was also related to the geological observations in the field and from drill holes.

Figure 14-6: Nkran - Domain D2000, Varmap XY

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Figure 14-7: Nkran- Domain D2000, Varmap XZ

A probability of 0.3 was selected to delineate the mineralisation of the main domains. For example domain D2000 strikes northeast 030o and dips 85o. For the estimation process, the domains are sub-divided into mineralised and waste portions. (Figure 14-8) shows a section of the indicator estimation and orientation of the search ellipse, whilst (Figure 14-9) depicts an isometric view of the search ellipse in the strike direction for domain D2000.

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Figure 14-8: Nkran Block Model, Main Area, IK>0.3 and showing Search Ellipse

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Figure 14-9: Nkran Variogram Ellipse along Domain D2000

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Table 14-1: Nkran - Mineralised Domains used in the Resource Estimation

Mineralised Zone	Material	Mineralised Zone	Type
D1000	All	Quartz Vein	Ore
D2000	All	Sandstone	Ore
D2500	All	Sandstone	Ore
D2750	All	Sandstone	Ore
D5000	All	Sandstone	Ore
D5100	All	Sandstone	Ore
DGR01	All	Granite	Ore
DGR02	All	Granite	Ore
DW	All	Sandstone	Ore

14.1.2	Abore

14.1.2.1	Geological Modelling

Matthew Dusci and James Davies (“HMM Consultancy”) were engaged by Asanko Gold to develop a geological and structural model for the Abore Deposit, previously mined by Resolute during 2001 to 20002. The litho-structural model has incorporated the current understanding on the geology, structure and controls of mineralisation. The approach and methodology used for this deposit is consistent to what has previously been completed for both the Nkran and Adubiaso deposit with the utilisation of implicit geological modelling. The modelling approach honours fault kinematics, drill hole geological information, lithology geometry and structural data.

The main rock types observed within the Abore Deposit consist of carbonaceous shale, siltstone (phyllite), wacke and sandstone, with the former being thinly bedded, and the latter more thickly bedded. This sedimentary sequence has been intruded by a granitic (tonalitic) intrusion. For the purpose of the development of the geological model, the various lithologies have been grouped into the following:

Interbedded Siltstone Dominant

Interbedded Sandstone Dominant

Granite Intrusion

Dyke

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(Figure 14-10) shows the geological model of the main lithological units. The cross section was developed from the detailed geological logging of ABP11-038 completed by James Davies, as part of the Obotan re- logging of ABP11-038 , as part of the Obotan re-logging program.

Figure 14-10: Schematic Cross Section South of Abore Deposit, Main Lithological Units

14.1.2.2	Structure

The dominant north northeast and east northeast trending faults have been modelled as planes, as can be seen in (Figure 14-11).

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Figure 14-11: Structural architecture of the Abore Deposit showing the Dominant north northeast and east northeast Trending Structures

14.1.2.3	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and fresh units (Figure 14-12). In general, the weathering surfaces are broadly parallel the topographical profile, although weathering tends to be deeper within zones of

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mineralisation and tend to parallel the footwall to the mineralisation where the footwall approaches the surface.

Figure 14-12: Abore Westeast view of Weathering Profile

14.1.2.4	Domains

The domains for the Abore Project are based on the latest litho structural geological model completed during the July 2014 re-logging exercise (Figure 14-13). The main mineralisation is associated with the granitic intrusion. The mineralisation extends into the adjacent sedimentary rocks.

The final domains used for estimation are “GR” - the granite intrusive, “SE” mineralisation in the sediments to the east of the granite, “SW” mineralisation in the sediments to the west of the granite intrusive, “SI” which is an internal small portion of sediment caught up in the granite intrusive and “OX” which forms the mineralisation in the oxidised zone. (Figure 14-13) shows the different domains used for estimation.

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Figure 14-13: Domains used for Resource Estimation

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised, or not. A maximum of 2m of inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised

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orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected (Figure 14-14 and Figure 14-15). This was also related to the geological observations in the field and from drill holes.

Figure 14-14: Abore - Domain GR, Varmap XY

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Figure 14-15: Abore - Domain GR, Varmap XZ

A probability of 0.3 was selected to delineate the mineralisation in domain GR that strikes 030o and dips 80o northwest. For the estimation process, the domains are sub-divided into mineralised and waste portions. (Figure 14-16) shows a section with the indicator estimation and orientation of the search ellipse. (Figure 14-17) depicts an isometric view of the search ellipse along strike of domain GR.

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Figure 14-16: Abore - Block Model Main Area, IK>0.3 and Search Ellipse

Figure 14-17: Abore -Variogram Ellipse along Domain GR

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Table 14-2: Abore Mineralised domains used in the resource estimation

Mineralised Zone	Material	Mineralised Zone	Type
GR	All	Granite	Ore
SE	All	Sandstone	Ore
SI	All	Sandstone	Ore
SW	All	Sandstone	Ore

14.1.3	Adubiaso

14.1.3.1	Geological Modelling

Optiro worked with James Davis (a Structural Geology Consultant to Asanko) who has spent time interpreting the structural controls at Adubiaso by re-logging PMI drillcore on site. Davis also compiled master data files of the PMI and Resolute datasets, wireframe models of the northeast southwest faults, and the Adubiaso Shear Zone (“ASZ”). There were also interpreted surfaces for shears and the ASZ, along with grouping criteria for the lithology and other coding. Guidance in the interpretation of the phyllite unit, ASZ and porphyry intrusives was provided by Davies, who has logged drill core and mapped outcrop structural information onsite and was able to provide a regional context for deformation scenarios.

Optiro interpreted the ASZ analogous phyllite unit and porphyry intrusives as vein models in the Leapfrog Software. The block model extents were then filled with greywacke as the default lithology. A small wedge of “unknown” in the northeast corner of the model is not significant. (Figure 14-18) shows the geological model (with fault offsets) in plan view (note north to the right)

Figure 14-18: Geological Domains for Asuadai Deposit

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The key observations from the work completed are:

Gold distributions indicate a 300o strike and a 85o east dip with mineralised structures of up to 70m down dip extent. These quartz-carbonate veins have a generally flat plunge in the plane of the shear zone, average 1 to 3m in thickness (at a 0.5 g/t Au cut-off) and appear to have a separation of around 10m vertically

Dextral northeast southwest off-sets are noted in the lithology and mineralisation distributions, and these are represented by faults termed “C-shears”. The amount of off-set noted varied in each geological unit. The gold mineralisation and phyllite contacts show the most offset and the porphyry intrusive the least

The grade domains have been subset into main (ASZ shear zone), hanging Wall (HW) and foot Wall (FW) areas to discriminate between where the east dipping mineralised structures are isolated (HW and FW), or prevalent in the main shear zone (ASZ)

Apparent vertical continuity is implied by the ASZ grade distribution, and this is reflected in previous grade shells that are sub-vertical. There is a clear lack of vertical continuity in the HW and FW domains, and it is recommended that any categorical grade selection methodology within the 0.3 g/t Au domains use the east dipping control

14.1.3.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition and fresh units. In general, the weathering surfaces are broadly parallel to the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the foot wall to the mineralisation where the foot wall approaches the surface. (Figure 14-19) shows a westeast section indicating the relationship of the various weathered surfaces.

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Figure 14-19: Adubiaso West - East View of Weathering Profile

14.1.3.3	Domains

The litho-structural models form the basis for the delineation of the domains. The phyllite unit comprises the main mineralised unit for the Asuadai deposit. The gold mineralisation is associated with the quartz veins within the phyllite zone. The other lithological zones were considered as one combine unit, called the secondary material (Figure 14-20) north to right.

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Figure 14-20: Adubiaso – Domains

Source: Optiro (Adubiaso 3D Geological Modelling Short Report).

For the purpose of MRE, 6 main phyllite domains (called “Quartz”) and six secondary mineralised domains were delineated using the limits of the oxide, transition and fresh weathered zones. The main mineralised domains are located within the previously broadly delineated mineralised zones, whereas the secondary mineralised domains are outside these main mineralised zones.

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected (Figure 14-21 and Figure 14-22). This was also related to the geological observations in the field and from drill holes.

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Figure 14-21: Adubiaso - Domain “Q”, Varmap XY

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Figure 14-22: Adubiaso - Domain “Q”, Varmap ZX

The main domains were sub-divided into mineralised and waste portions. IK was implemented using a gold cut-off grade of 0.3 g/t. A probability of 0.3 was selected to delineate the mineralisation of the main phyllite zone mineralisation which is associated with quartz veins. The main zone strikes northeast 40o and dips 30o west (Figure 14-23). For the secondary domains which strike northeast 040o and dips 85o west (Figure 14-24) a probability of 0.5 was selected. The isometric view in (Figure 14-25) depicts the search ellipse along the strike direction for domain “Q”, (Figure 14-26).

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Figure 14-23: Adubiaso - Block Model Main Area, IK>0.3% and Search Ellipse

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Figure 14-24: Adubiaso - Block Model Secondary Area, IK>0.5% and Search Ellipse

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The density results used in the SRK May, 2012 report and the relevant weathered oxidation state, (as used in the MRE) are summarised in (Table 14-3). These density results were also used by CJM in the October 2014 MRE.

Table 14-3: Bulk Densities Summarised by Deposit and Oxidation State

Project area	Oxidation state	Number	Density (t/m3)
			Minimum	Average	Maximum
Abore	Saprolite - Oxide	6	1.72	1.85	1.98
	Transitional	6	2.14	2.42	2.57
	Unweathered - Fresh	21	2.08	2.67	2.87
Adubiaso	Saprolite - Oxide	16	1.52	1.97	2.2
	Transitional	17	2.19	2.4	2.57
	Unweathered - Fresh	19	2.47	2.68	3.49
	Total all domains	84	1.3	2.49	2.71
Asuadai	Saprolite - Oxide	0	0.00	0.00	0.00
	Transitional	0	0.00	0.00	0.00
	Unweathered - Fresh	4	2.71	2.75	2.83
Nkran	Saprolite - Oxide	2	1.61	1.78	1.94
	Transitional	2	2.23	2.23	2.24
	Unweathered - Fresh	13	2.64	2.76	2.85
Dynamite Hill	Saprolite - Oxide	26	1.48	1.76	2.21
	Transitional	7	2.01	2.33	2.61
	Unweathered - Fresh	54	2.44	2.73	2.82

The density measurements are dominated by un-weathered and saprolite samples. On average across all project areas, measurements tend to show approximately 20% lower densities in the saprolite when compared to transitional samples, and 30% lower densities when compared to fresh measurements.

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It is the view of CJM that additional work should be conducted in order to improve confidence in the density estimates in order to validate the historical data and to assist in increasing the tonnage confidence in future MRE exercises.

The density (SG) values used in the CJM October 2014 MRE, based upon the PMI-SGS density determinations are as follows:

Saprock = 2.14

Oxide = 1.78

Transitional = 2.23

Fresh greywacke = 2.73

Fresh phyllite = 2.76

Fresh granite = 2.64

Fresh tonalite = 2.64

Figure 14-25: Adubiaso = Variogram Ellipse along Domain “Q”

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Table 14-4: Adubiaso - Mineralised Domains used in the MRE

Mineralised Zone	Material	Mineralised Zone	Type
OQO	Oxide	Main	Ore
OQW	Oxide	Main	Waste
TQO	Transition	Main	Ore
TQW	Transition	Main	Waste
FQO	Fresh	Main	Ore
FQW	Fresh	Main	Waste
OSO	Oxide	Secondary	Ore
OSW	Oxide	Secondary	Waste
TSO	Transition	Secondary	Ore
TSW	Transition	Secondary	Waste
FSO	Fresh	Secondary	Ore
FSW	Fresh	Secondary	Waste

14.1.4	Dynamite Hill

14.1.4.1	Geological Modelling

There are two principal sedimentary sequences which are the inter-bedded wacke and siltstone domain to the northwest, and the inter-bedded sandstone and wacke sequence to the southeast containing thick interbedded phyllite. A narrow granitic intrusion is located along this main sedimentary sequence contact and parallels the main Nkran regional shear zone. A series of eastwest trending faults have also been interpreted. Figure 14-26 shows the different modelled geological units.

A series of steep dipping eastwest structures have been interpreted and developed in the litho-structural model. This is similar to what has been previously interpreted and modelled by Coffey. The structural trend can be clearly identified from the geophysical magnetic datasets. These structures potentially control the high grade mineralisation.

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Figure 14-26: Dynamite Hill Geological Domains

14.1.4.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and fresh units. In general, the weathering surfaces are broadly parallel to the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the footwall to the mineralisation where the foot wall approaches the surface (Figure 14-27).

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Figure 14-27: Dynamite Hill - Westeast view of Weathering Profile

14.1.4.3	Domains

Based up upon the litho-structural work conducted mineralisation can be constrained to 4 broad / major domains (Figure 14-28). These have been labelled GR, PH4, SNW and SSE.

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Figure 14-28: Dynamite Hill Domains

The following paragraphs describe the domains.

14.1.4.4	Domain GR

Mineralisation within the granite domain is associated with flat vein arrays. Interpretation from detailed mapping from the sectional traverse indicates a northwest to north northwest strike, dipping shallowly to the northeast.

14.1.4.5	Domains SNW and SSE

The majority of mineralisation hosted in the sediments, especially proximal to the granite intrusion, is interpreted to be associated with steep ductile high strain zones. This mineralisation has a 020o strike and dips steeply towards the west. The plunge of mineralisation is interpreted to be steep towards the north. Mineralisation is cross cut by extensions of the flat lying vein arrays as modelled in the granite host. This cross cutting relationship is also observed in the sectional traverse. Domain SNW is mineralisation in the sediments to the northwest of the

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granite intrusive and SSE is mineralisation in the sediments to the southeast of the granite intrusive.

14.1.4.6	Domain PH4

The phyllite units within the inter-bedded sedimentary unit have been modelled separately. Only the PH4 phyllite unit have any significant mineralisation. The other modelled phyllite units were considered waste zones.

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised, or not. A 2 m inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected (Figure 14-29 and Figure 14-30). This was also related to the geological observations in the field and from drill holes.

Figure 14-29: Dynamite Hill - Domain GR, Varmap XY

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Figure 14-30: Dynamite Hill -Domain GR, Varmap XZ

A probability of 0.3 was selected to delineate the mineralisation. Domain GR strikes northeast 040o and dips 040o west. For the estimation process, the domains are sub-divided into mineralised and waste portions, using the IK indicator method. (Figure 14-31) shows the indicator estimation and orientation of the search ellipse. (Figure 14-32) depicts the search ellipse for domain GR.

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Figure 14-31: Dynamite Hill - Block Model Main Area, IK>0.3 and Search Ellipsoid

Figure 14-32: Dynamite Hill - Variogram Ellipsoids along Domain GR

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Table 14-5: Dynamite Hill Mineralised Domains used in the Resource Estimation

Mineralised Zone	Material	Mineralised Zone	Type
GR	All	Granite	Ore
PH4	All	Phyllite	Ore
SNW	All	Sandstone	Ore
SSE	All	Sandstone	Ore

14.1.5	Asuadai

14.1.5.1	Geological Modelling

The general geology of the deposit can be broadly sub-divided into two main sedimentary domains which are the northwest sedimentary sequence comprises of inter-bedded wacke and siltstone, (with a minor shale component), and the southeast sedimentary sequence consisting of inter-bedded sandstones and wacke lithologies, (with a minor shale component). The sequence is separated by a granitic dyke intruding parallel to this main lithological boundary (Figure 14-33).

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Figure 14-33: Plan View of the Geological Model for Asuadai

14.1.5.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises weathered oxide, transition material and fresh units. In general, the weathering surfaces are broadly parallel with the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the foot wall to the mineralisation where the footwall approaches the surface. The main domains have been sub-divided using the weathered surfaces which resulted into 12 distinct domains for estimation. (Figure 14-34) shows a west east section of the weathered surfaces.

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Figure 14-34: Asuadai West East View of Weathering Profile

14.1.5.3	Domains

The mineralised areas were defined by Optiro, and the granite zone is the main mineralised zone, whilst the other lithological zones were considered as one combined unit, called the Secondary Material outside the granite wireframes.

The mineralised portion within the main litho-structural domains have been delineated using the IK method. A 0.3 g/t cut-off was used to flag data as mineralised, or not. A maximum of 2m of inclusive waste was implemented. The indicator flag was used to perform detailed spatial analysis on the mineralised orientations within each domain. Variogram analysis was done in all directions and the best continuity directions selected (Figure 14-35 and Figure 14-36). This was also related to the geological observations in the field and from drill holes.

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Figure 14-35: Asuadai - Granite Domain, Varmap XY

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Figure 14-36: Asuadai - Granite Domain, Varmap ZX

A probability of 0.3 was selected for delineation. (Figure 14-37) shows the indicator estimation and orientation of the search ellipse. All the materials outside the granite were considered as “Secondary Domain”. The strike of this domain is also north northeast 030o and the dip is at 60o east. (Figure 14-38 and Figure 14-39) depict the search ellipse for domain GR.

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Figure 14-37: Asuadai - Block Model Granite Area, IK>0.3% and Search Ellipse

Figure 14-38: Asuadai - Block Model Secondary Area, IK>0.3% and Search Ellipse

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Figure 14-39: Asuadai - Variogram Ellipse for the Domain GR

For the purpose of MRE 12 mineralised domains were interpreted and were modelled using the limits of the mineral zones oxide, transition and fresh, (Table 14-6).

Table 14-6: Asuadai Mineralised Domains used in the MRE

Code	Material	Mineralised Zone	Type
ODO	Oxide	Granite	Ore
ODE	Oxide	Granite	External
TDO	Transition	Granite	Ore
TDE	Transition	Granite	External
FDO	Fresh	Granite	Ore

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Code	Material	Mineralised Zone	Type
FDE	Fresh	Granite	External
OSO	Oxide	Secondary	Ore
OSE	Oxide	Secondary	External
TSO	Transition	Secondary	Ore
TSE	Transition	Secondary	External
FSO	Fresh	Secondary	Ore
FSE	Fresh	Secondary	External

14.1.6	Esaase

14.1.6.1	Geological Modelling

Based on grade information, geological logging and observations, oxidation, transition and fresh zones, mineralised domain boundaries have been interpreted and wireframes modelled to constrain the resource estimation for the Esaase Gold Project. The interpretation and wireframe models have been developed using DatamineTM geological modelling software package.

14.1.6.2	Weathering

Composites were also coded by the weathering profile. The profile has been modelled from drill data and comprises strongly weathered saprolite, moderately weathered saprolite, transition material and fresh units. In general, the weathering surfaces are broadly parallel to the topographical profile, although weathering tends to be deeper within zones of mineralisation and tend to parallel the foot wall to the mineralisation where the footwall approaches the surface. On some sections, the intermixing of the weathering types can be quite complicated. (Figure 14-40) shows the distribution of the weathering type.

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Figure 14-40: Sectional West to East View of Domains and Weathering Profile

Source: Esaase NI-43101, 2012

14.1.6.3	Domains

For the purpose of MRE 11 main and 2 secondary mineralised domains were interpreted and modelled on an approximate lower cut-off grade of 0.3 g/t Au. The main mineralised domains are located within the previously broadly delineated mineralised zones, whereas the secondary mineralised domains are outside these main mineralised zones. The waste zone was assigned a default value of 0.005 g/t Au. The main domains are depicted in (Figure 14-41).

To delineate the ore zones inside the previously delineated wireframes, IK was implemented using a cut-off grade of 0.3 g/t Au. A probability of 0.3 was selected as the best represented to delineate the mineralisation of the ore body.

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Figure 14-41: Geological Domains used for the MRE

Source: Esaase NI-43101, 2012

14.2	Compositing

14.2.1	Nkran Compositing

The de-surveyed drill holes were composited within DatamineTM on a 1m composite length, the histograms in (Figure 14-40) support this approach.

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Figure 14-42: Nkran – Histogram of Drill Hole Lengths

14.2.2	Abore Compositing

The de-surveyed drill holes were composited within DatamineTM on a 1m composite length. (Figure 14-41) supports this approach and shows the drill hole sample lengths.

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Figure 14-43: Abore - Histogram of Drill Hole Lengths

14.2.3	Adubiaso Compositing

The de-surveyed drill holes were composited within DatamineTM on a 1m composite length, the histograms support this approach (Figure 14-42). A total of 27,458 composites were used in the statistical analysis and resource estimation. Twelve quartz vein zones, including internal waste, form part of the statistical analysis and resource estimation.

A composite analysis was performed for different composite sizes 1, 2 and 3m, the fresh quartz zone is the largest and the grades are very stable in all the composite sizes. (Table 14-7) shows the grades are greater for the composite sizes of 2 and 3 due to outlier high grades zones.

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Table 14-7: Adubiaso Composite Analysis of Topcut data

Domain	Parameter	Composite 1m	Composite 2m	Composite 3m	1m vs 2m	1m vs 3m	2m vs 3m
OQO	AU	2.25	2.29	2.32	-1%	-3%	-1%
OQW	AU	0.08	0.09	0.10	-10%	-13%	-3%
OSO	AU	1.31	1.63	1.80	-20%	-27%	-9%
OSW	AU	0.16	0.17	0.17	-7%	-8%	-2%
TQO	AU	2.34	2.52	2.74	-7%	-15%	-8%
TQW	AU	0.08	0.08	0.08	-4%	-2%	1%
TSO	AU	1.28	1.49	1.58	-14%	-19%	-5%
TSW	AU	0.15	0.17	0.17	-13%	-11%	3%
FQO	AU	1.98	2.00	2.01	-1%	-2%	-1%
FQW	AU	0.10	0.12	0.14	-19%	-30%	-13%
FSO	AU	2.08	2.20	2.17	-5%	-4%	1%
FSW	AU	0.09	0.11	0.11	-22%	-18%	5%

Figure 14-44: Adubiaso Histograms of the Sample Lengths for the Original Drill Hole Data

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14.2.4	Dynamite Hill Compositing

The de-surveyed drill holes were composited within DatamineTM on a 1m composite length, the histograms in (Figure 14-45) support this approach.

Figure 14-45: Dynamite Hill - Histogram of Sample Lengths for Drill Holes

14.2.5	Asuadai Compositing

The de-surveyed drill holes were composited within DatamineTM on a 1m composite length, the histograms support this approach (Figure 14-46). A total of 9,381 composites were used in the statistical analysis and resource estimation. Twelve mineralized zones, including the waste, form part of the statistical analysis and MRE.

A composite analysis was performed for different composite sizes 1, 1.5 and 2m, the fresh quartz zone is the largest and the grades are very stable in all the composite sizes. (Table 14-8) shows the grades are greater for the composite sizes of 1.5m due to outlier high grade zones.

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Table 14-8: Asuadai Composite Analysis of Topcut data

Domain	Parameter	Composite 1m	Composite 1.5m	Composite 2m	1m vs 1.5m	1m vs 2m	1.5m vs 2m
ODO	AU	1.46	1.48	1.50	-1%	-3%	-1%
ODE	AU	0.17	0.16	0.17	-3%	1%	-3%
OSO	AU	1.30	1.30	1.28	1%	1%	1%
OSE	AU	0.15	0.16	0.15	3%	-5%	3%
TDO	AU	1.49	1.53	1.57	-2%	-6%	-2%
TDE	AU	0.18	0.19	0.19	-2%	-8%	-2%
TSO	AU	1.04	1.06	1.06	0%	-2%	0%
TSE	AU	0.09	0.09	0.09	-7%	-5%	-7%
FDO	AU	1.42	1.45	1.43	2%	0%	2%
FDE	AU	0.30	0.30	0.31	-4%	-6%	-4%
FSO	AU	1.22	1.21	1.20	0%	1%	0%

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Figure 14-46: Asuadai Histograms of the Sample Lengths for the Original Drill Hole Data

14.2.6	Esaase Compositing

The de-surveyed drill holes were composited within DatamineTM on a 1m composite length. A total of 233,503 composites were used in the statistical analysis and MRE.

14.3	Density

For the AGM Phase 1 all density measurements for the AGM Phase 1 deposits were taken by means of the water immersion method. A large volume of data was collected by both Resolute and PMI over a range of rock types from half-core samples (667 total - Nkran 269, Adubiaso 129, Abore 184 and Asuadai 85) over a period of about 15 years). This data was viewed as being of sufficient quality and reliability for use in the resource estimation conducted by SRK in May of 2012 and is currently viewed by CJM as being of industry standard practice.

PMI sampling data included 664 density measurements performed by SGS Bibiani and SGS Tarkwa on samples of DC. For solid core, densities were determined by water immersion with samples wrapped in cling film and coated in hairspray, or

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beeswax to prevent water absorption. For broken, crumbly, or clay core intervals, densities were determined by a volumetric method. The samples are weighed in air and weighed in water, while suspended beneath a balance. The density was then calculated from these measurements.

The density results used in the SRK May, 2012 and the relevant weathered oxidation state (as used in that resource estimate) are summarised in (Table 14-9) below. These density results were also used by CJM in the October 2014 MRE.

14.4	Statistical Analysis

14.4.1	Nkran Statistical Analysis

Table 14-9: Nkran Descriptive Statistics for the Various Domains Generated

Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
D1000	AU	212	0.01	82.00	2.51	45.33	6.73	2.68
D2000	AU	40 875	0.005	581.00	2.63	59.01	7.68	2.93
D2500	AU	35 014	0.001	895.46	2.48	76.11	8.72	3.52
D2750	AU	5 458	0.005	125.00	0.80	9.38	3.06	3.84
D5000	AU	23 431	0.005	267.32	2.65	45.79	6.77	2.56
D5100	AU	9 798	0.001	532.66	2.48	61.90	7.87	3.18
DGR01	AU	19 498	0.005	245.94	1.80	29.15	5.40	3.00
DGR02	AU	190	0.008	39.86	1.71	20.94	4.58	2.68
DW	AU	4 375	0.005	144.00	2.20	42.93	6.55	2.98

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14.4.2	Abore Statistical Analysis

Table 14-10: Abore Descriptive Statistics for the Various Domains Generated

Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
GR	AU	5 689	0.005	88.40	1.43	18.16	4.26	2.29
SI	AU	42	0.120	7.72	1.21	2.22	1.49	1.23
SE	AU	478	0.005	30.30	0.92	3.36	1.83	2.00
SW	AU	315	0.010	28.00	1.47	10.23	3.20	2.18
OX	AU	6 836	0.001	125.30	1.84	26.97	5.19	2.83

14.4.3	Adubiaso Statistical Analysis

Following domain generation, descriptive statistics of the individual domains was undertaken shown in (Table 14-11).

Table 14-11: Adubiaso Descriptive Statistics for the Various Domains Generated

Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
OQO	AU	1 544	0.001	80.000	2.29	47.14	6.87	2.99
OQW	AU	941	0.000	4.000	0.07	0.02	0.15	2.06
TQO	AU	634	0.001	50.000	2.43	34.52	5.88	2.42
TQW	AU	307	0.000	0.600	0.08	0.01	0.09	1.19
FQO	AU	592	0.001	30.000	1.94	17.73	4.21	2.17
FQW	AU	793	0.001	10.000	0.07	0.24	0.49	6.71
OSO	AU	201	0.009	15.000	1.35	8.30	2.88	2.13
OSW	AU	10 537	0.000	40.000	0.13	1.00	1.00	7.70
TSO	AU	256	0.008	20.000	1.38	9.99	3.16	2.30
TSW	AU	3 602	0.000	20.000	0.12	0.61	0.78	6.65
FSO	AU	913	0.008	50.000	2.14	29.96	5.47	2.55
FSW	AU	7 138	0.001	30.000	0.07	0.48	0.70	10.20

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14.4.4	Dynamite Hill Statistical Analysis

Table 14-12: Dynamite Descriptive Statistics for the Various Domains Generated

Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
GR	AU	1 089	0.005	107.28	1.94	22.69	4.76	2.45
PH4	AU	125	0.025	21.04	1.64	7.57	2.75	1.68
SNW	AU	464	0.030	44.40	1.45	8.24	2.87	1.98
SSE	AU	288	0.005	13.95	1.42	3.74	1.93	1.37

14.4.5	Asuadai Statistical Analysis

The following domain generation descriptive statistics of the individual domains were calculated (Table 14-13).

Table 14-13: Asuadai Descriptive Statistics for the Various Domains Generated

Domain	Parameter	Num records	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
ODO	AU	80	0.005	13.760	1.48	5.02	2.24	ODO
ODE	AU	80	0.005	1.930	0.16	0.08	0.29	ODE
OSO	AU	351	0.005	36.260	1.30	5.93	2.43	OSO
OSE	AU	1 269	0.025	77.000	0.16	4.90	2.21	OSE
TDO	AU	109	0.120	16.300	1.53	3.55	1.88	TDO
TDE	AU	106	0.005	3.700	0.19	0.25	0.50	TDE
TSO	AU	323	0.005	11.040	1.06	2.38	1.54	TSO
TSE	AU	1 796	0.002	9.030	0.09	0.15	0.39	TSE
FDO	AU	266	0.017	40.390	1.45	11.64	3.41	FDO
FDE	AU	209	0.002	18.710	0.30	1.91	1.38	FDE
FSO	AU	646	0.002	18.260	1.21	4.07	2.02	FSO
FSE	AU	4 146	0.002	11.770	0.09	0.16	0.40	FSE

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14.4.6	Esaase

Following domain generation, descriptive statistics of the individual mineralized zones was undertaken (Table 14-14).

Table 14-14: Esaase Descriptive Statistics for the Various Domains

Mineral Zone	Parameter	Domain	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
LR1	AU	1	0.001	20.000	1.11	3.708	1.926	1.735
LR2	AU	1	0.001	40.000	1.16	11.194	3.346	2.891
LR3	AU	1	0.001	10.000	1.11	4.729	2.175	1.961
LR4	AU	1	0.001	20.000	1.02	6.027	2.455	2.399
LR5	AU	1	0.001	3.000	0.57	0.387	0.622	1.095
LR6	AU	1	0.005	2.000	0.49	0.288	0.537	1.095
LR7	AU	1	0.001	1.500	0.45	0.201	0.449	0.998
LR20	AU	1	0.001	20.000	1.20	8.169	2.858	2.374
LR30	AU	1	0.001	5.000	0.77	1.610	1.269	1.639
LR40	AU	1	0.001	1.000	0.50	0.153	0.391	0.777
LRB	AU	1	0.040	3.000	0.94	0.490	0.700	0.748
OR1	AU	1	0.001	80.000	1.45	20.951	4.577	3.152
OR2	AU	1	0.005	30.000	1.01	5.950	2.439	2.420
OR3	AU	1	0.005	40.000	1.68	17.496	4.183	2.490
OR4	AU	1	0.005	30.000	1.10	5.593	2.365	2.156
OR5	AU	1	0.001	10.000	0.78	1.652	1.285	1.612
OR6	AU	1	0.001	25.000	1.38	9.891	3.145	2.282
OR7	AU	1	0.026	2.000	0.47	0.230	0.480	1.021
OR3	AU	1	0.005	40.000	1.68	17.496	4.183	2.490
OR4	AU	1	0.005	30.000	1.10	5.593	2.365	2.156
OR5	AU	1	0.001	10.000	0.80	1.652	1.285	1.612
OR6	AU	1	0.001	25.000	1.38	9.891	3.145	2.282
OR7	AU	1	0.026	2.000	0.47	0.230	0.480	1.021
OR20	AU	1	0.001	40.000	1.15	9.252	3.042	2.639
OR30	AU	1	0.005	12.000	1.48	6.827	2.613	1.771
OR40	AU	1	0.010	15.000	1.19	5.929	2.435	2.046
ORB	AU	1	0.020	1.000	0.48	0.118	0.343	0.719
TR1	AU	1	0.001	80.000	1.68	31.967	5.654	3.366
TR2	AU	1	0.001	30.000	1.12	5.243	2.290	2.052

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Mineral Zone	Parameter	Domain	Minimum g/t	Maximum g/t	Average g/t	Variance	St Dev	CoV
TR3	AU	1	0.005	69.000	2.00	41.453	6.438	3.216
TR4	AU	1	0.005	42.000	0.85	7.310	2.704	3.176
TR5	AU	1	0.010	32.000	1.02	8.518	2.919	2.861
TR6	AU	1	0.005	112.000	4.17	322.942	17.971	4.307
TR7	AU	1	0.020	1.000	0.27	0.075	0.273	1.008
TR20	AU	1	0.005	40.000	1.19	8.383	2.895	2.434
TR30	AU	1	0.005	37.000	1.35	15.481	3.935	2.915
TR40	AU	1	0.005	15.000	1.49	9.856	3.139	2.103
TRB	AU	1	0.110	3.000	1.09	1.166	1.080	0.989
FR1	AU	1	0.001	80.000	1.26	12.459	3.530	2.795
FR2	AU	1	0.002	50.000	1.05	7.677	2.771	2.626
FR3	AU	1	0.005	60.000	1.22	11.320	3.364	2.746
FR4	AU	1	0.002	30.000	0.96	5.462	2.337	2.438
FR5	AU	1	0.005	15.000	0.82	2.811	1.677	2.038
FR6	AU	1	0.005	12.000	1.22	4.692	2.166	1.772
FR7	AU	1	0.005	15.000	0.94	2.739	1.655	1.757
FR20	AU	1	0.005	50.000	1.44	17.634	4.199	2.917
FR30	AU	1	0.005	20.000	1.25	7.223	2.688	2.143
FR40	AU	1	0.005	20.000	1.10	4.385	2.094	1.901
FRB	AU	1	0.005	4.000	0.76	0.693	0.832	1.096
W	AU	1	0.001	125.000	0.12	0.925	0.962	8.084
WE	AU	1	0.001	60.000	0.71	5.293	2.301	3.218

14.5	Outlier Analysis

14.5.1	Nkran Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The co-efficients of variation (‘CV’) are moderately high but typical for the Asankrangwa belt types of deposits. The kriging capping and the variogram top-cut values applied are summarised in (Table 14-15 and Table 14-16) respectively.

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Table 14-15: Nkran - Kriging Capping Values per Domain

Domain	Commodity	Capping g/t
D1000	AU	30
D2000	AU	60
D2500	AU	40
D2750	AU	35
D5000	AU	100
D5100	AU	90
DGR01	AU	70
DGR02	AU	20
DW	AU	40

Table 14-16: Nkran Variography Top-Cut Values per Domain

Domain	Commodity	Top Cut g/t
D1000	AU	30
D2000	AU	60
D2500	AU	40
D2750	AU	35
D5000	AU	100
D5100	AU	90
DGR01	AU	70
DGR02	AU	20
DW	AU	40

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14.5.2	Abore Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The co-efficients of variation (“CV”) are moderately high, but typical for these types of deposits. The kriging capping and the variogram top cut values applied are summarised in (Table 14-17 and Table 14-18) respectively.

Table 14-17: Abore Kriging Capping Values per Domain

Domain	Commodity	Capping g/t
GR	AU	40
SI	AU	999
SE	AU	10
SW	AU	10
OX	AU	60

Table 14-18: Abore Variography Top-Cut Values per Domain

Domain	Commodity	Top Cut g/t
GR	AU	40
SE	AU	999
SI	AU	10
SW	AU	10
OX	AU	60

14.5.3	Adubiaso

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The co-efficients of variation are moderately high, but typical for these types of deposits. The kriging capping and the variogram top-cut values applied are summarised in (Table 14-19 and Table 14-20) respectively.

Table 14-19: Adubiaso Kriging Capping Values per Domain

Domain	Commodity	Capping g/t
FQO	AU	30
FQW	AU	10
FSO	AU	50
FSW	AU	30
OQO	AU	80
OQW	AU	4
OSO	AU	15
OSW	AU	40
TQO	AU	50
TQW	AU	0.6
TSO	AU	20
TSW	AU	20

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-20: Adubiaso Variography Top-Cut Values per Domain

Domain	Commodity	Top Cut g/t
FQO	AU	20
FQW	AU	5
FSO	AU	40
FSW	AU	20
OQO	AU	40
OQW	AU	2
OSO	AU	10
OSW	AU	20
TQO	AU	40
TQW	AU	0.4
TSO	AU	10
TSW	AU	10

14.5.4	Dynamite Hill Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The co-efficients of variation are moderately high but typical for these types of deposits. The kriging capping and the variogram top-cut values applied are summarised in (Table 14-21 and Table 14-22) respectively.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-21: Dynamite Kriging Capping Values per Domain

Domain	Commodity	Capping g/t
GR	AU	40
PH4	AU	10
SNW	AU	15
SSE	AU	12

Table 14-22: Dynamite Variography Top-Cut Values per Domain

Domain	Commodity	Top Cut g/t
GR	AU	40
PH4	AU	10
SNW	AU	15
SSE	AU	12

14.5.5	Asuadai Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The co-efficients of variation are moderately high but typical for these types of deposits. The kriging capping and the variogram top-cut values applied are summarised in (Table 14-23 and Table 14-24) respectively.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-23: Asuadai Kriging Capping Values per Domain

Domain	Commodity	Capping g/t
FDE	AU	4
FDO	AU	15
FSE	AU	8
FSO	AU	10
ODE	AU	1
ODO	AU	8
OSE	AU	11
OSO	AU	10
TDE	AU	1
TDO	AU	6
TSE	AU	6
TSO	AU	10

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-24: Asuadai Variography Top-Cut Values per Domain

Domain	Commodity	Top Cut g/t
FDE	AU	2
FDO	AU	7
FSE	AU	4
FSO	AU	8
ODE	AU	1
ODO	AU	4
OSE	AU	7
OSO	AU	7
TDE	AU	1
TDO	AU	6
TSE	AU	4
TSO	AU	6

14.5.6	Esaase Outlier Analysis

Outlier analysis was undertaken using histograms and probability plots. The outliers were determined for both the variography and the kriging stages. For variography the outliers are cut at a specified value, but for kriging the outliers are capped at a specified value. Hence, all available data is used in the kriging of the data, but a restricted data set is used for variography.

The histograms and probability plots indicate that the populations of gold grades are close to log normal, which is typical of many gold deposits. The co-efficients of variation are moderately high but typical for these types of deposits. The kriging capping and the variogram top-cut values applied are summarised in (Table 14-25 and Table 14-26) respectively.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-25: Esaase Kriging Capping Values per Domain

Mineral Zone	Domain	Commodity	Top Cut g/t	Mineral Zone	Domain	Commodity	Top Cut g/t
FR1	1	AU	60	OR20	1	AU	20
FR2	1	AU	30	OR3	1	AU	20
FR20	1	AU	30	OR30	1	AU	10
FR3	1	AU	40	OR4	1	AU	20
FR30	1	AU	15	OR40	1	AU	5
FR4	1	AU	20	OR5	1	AU	6
FR40	1	AU	10	OR6	1	AU	10
FR5	1	AU	10	OR7	1	AU	1
FR6	1	AU	8	ORB	1	AU	1
FR7	1	AU	10	TR1	1	AU	60
FRB	1	AU	3	TR2	1	AU	20
LR1	1	AU	15	TR20	1	AU	10
LR2	1	AU	20	TR3	1	AU	20
LR20	1	AU	15	TR30	1	AU	15
LR3	1	AU	4	TR4	1	AU	10
LR30	1	AU	3	TR40	1	AU	4
LR4	1	AU	10	TR5	1	AU	5
LR40	1	AU	1	TR6	1	AU	10
LR5	1	AU	2	TR7	1	AU	1
LR6	1	AU	2	TRB	1	AU	3
LR7	1	AU	1	W	1	AU	40
LRB	1	AU	3	WE	1	AU	40
OR1	1	AU	60	-	-	-	-
OR2	1	AU	15	-	-	-	-

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-26: Esaase Variography Top Cut Values per Domain

Mineral Zone	Domain	Commodity	Top Cut g/t	Mineral Zone	Domain	Commodity	Top Cut g/t
FR1	1	AU	60	OR20	1	AU	20
FR2	1	AU	30	OR3	1	AU	20
FR20	1	AU	30	OR30	1	AU	10
FR3	1	AU	40	OR4	1	AU	20
FR30	1	AU	15	OR40	1	AU	5
FR4	1	AU	20	OR5	1	AU	6
FR40	1	AU	10	OR6	1	AU	10
FR5	1	AU	10	OR7	1	AU	1
FR6	1	AU	8	ORB	1	AU	1
FR7	1	AU	10	TR1	1	AU	60
FRB	1	AU	3	TR2	1	AU	20
LR1	1	AU	15	TR20	1	AU	10
LR2	1	AU	20	TR3	1	AU	20
LR20	1	AU	15	TR30	1	AU	15
LR3	1	AU	4	TR4	1	AU	10
LR30	1	AU	3	TR40	1	AU	4
LR4	1	AU	10	TR5	1	AU	5
LR40	1	AU	1	TR6	1	AU	10
LR5	1	AU	2	TR7	1	AU	1
LR6	1	AU	2	TRB	1	AU	3
LR7	1	AU	1	W	1	AU	40
LRB	1	AU	3	WE	1	AU	40
OR1	1	AU	60	-	-	-	-
OR2	1	AU	15	-	-	-	-

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

14.6	Variography Parameters

14.6.1	Nkran Variography Parameters

Downhole variograms for gold grade were constructed for each domain. Down hole variograms allow for the determination of the nugget value, as well as the vertical search range, or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9m.

Point experimental variograms were generated and modelled for each domain.

The parameters of the modelled variograms for the Nkran Project are summarised in (Table 14-27).

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-27: Nkran Variogram Parameters

Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
D1000	AU	2.11	25.69	64.38	19	20	6	100	68	94	6
D2000	AU	59.01	37.69	78.87	16	21	6	100	71	114	6
D2500	AU	2.43	53.71	92.75	12	14	6	100	44	88	6
D2750	AU	3.29	40.12	91.23	21	15	6	100	88	91	6
D5000	AU	3.34	50.84	90.59	23	22	6	100	181	94	6
D5100	AU	2.04	53.19	94.16	13	15	6	100	56	92	6
DGR01	AU	1.56	48.01	90.55	16	18	6	100	50	103	6
DGR02	AU	3.27	46.59	74.81	16	24	6	100	46	81	6
DW	AU	2.12	55.00	90.94	20	16	6	100	87	97	6

14.6.2	Abore Variography Parameters

Down hole variograms for gold grade were constructed for each domain. Down hole variograms allow for the determination of the nugget value, as well as the vertical search range or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9m.

Point experimental variograms were generated and modelled for each domain.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The parameters of the modelled variograms for the Abore Project are summarised in (Table 14-28).

Table 14-28: Abore Variogram Parameters

Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
GR	AU	5.37	51.05	67.09	39	25	4	100	109	71	4
SI	AU	2.27	34.16	45.68	19	25	4	100	35	66	4
SE	AU	3.37	32.06	69.47	13	11	4	100	52	30	4
SW	AU	1.31	30.38	53.16	11	22	4	100	30	50	4
OX	AU	11.49	51.05	67.09	39	25	4	100	109	71	4

14.6.3	Adubiaso Variography Parameters

Downhole variograms for gold grade were constructed for each domain. Down hole variograms allow for the determination of the nugget value, as well as the vertical search range, or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9m.

Point experimental variograms were generated and modelled for each domain.

The parameters of the modelled variograms for the Adubiaso Project are summarised in (Table 14-29).

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-29: Adubiaso Variogram Parameters

Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
OQO	AU	16.034	43.16	73.58	4	13	8	100	10	30	15
OQW	AU	0.008	25.00	75.00	11	15	8	100	25	40	15
TQO	AU	17.38	40.13	40.50	14	12	3	100	25	40	10
TQW	AU	0.006	33.33	33.33	13	19	9	100	25	30	15
FQO	AU	7.395	29.40	74.67	20	14	10	100	55	35	20
FQW	AU	0.033	24.24	33.33	31	5	8	100	60	30	30
OSO	AU	2.359	31.33	52.69	13	20	5	100	45	50	10
OSW	AU	0.475	33.47	68.42	7	20	5	100	25	50	10
TSO	AU	2.078	29.31	47.26	10	19	5	100	25	50	10
TSW	AU	0.262	32.44	44.66	9	20	5	100	30	80	10
FSO	AU	14.025	20.00	55.00	13	20	5	100	30	40	10
FSW	AU	0.175	24.57	73.71	19	14	5	100	85	25	10

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

14.6.4	Dynamite Hill Variography Parameters

Down hole variograms for gold grade were constructed for each domain. Down hole variograms allow for the determination of the nugget value, as well as the vertical search range, or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9m.

Point experimental variograms were generated and modelled for each domain. The parameters of the modelled variograms for the Dynamite Hill Project are summarised in Table 14-30.

Table 14-30: Dynamite Variogram Parameters

Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
GR	AU	9.66	11.97	63.25	18	37	6	100	42	110	6
PH4	AU	2.56	25.74	100.00	47	51	4	100	0	0	0
SNW	AU	2.73	10.00	60.00	19	34	4	100	45	134	4
SSE	AU	3.28	40.00	100.00	47	47	4	100	0	0	0

14.6.5	Asuadai Variography parameters

Downhole variograms for gold grade were constructed for each domain. Down hole variograms allow for the determination of the nugget value as well as the vertical search range, or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains was 9m.

Point experimental variograms were generated and modelled for each domain.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The parameters of the modelled variograms for the Asuadai Project are summarised in (Table 14-31).

Table 14-31: Asuadai Variogram Parameters

Domain	Parameter	Sill	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
FDE	AU	0.086	31.40	38.37	6	5	8	100	80	14	14
FDO	AU	1.144	22.64	23.25	35	48	7	100	110	87	12
FSE	AU	0.046	26.09	67.39	5	11	3	100	85	27	19
FSO	AU	1.551	23.15	72.40	32	15	14	100	99	29	21
ODE	AU	0.027	33.33	40.74	5	8	11	100	23	28	20
ODO	AU	0.762	29.92	33.33	4	23	6	100	10	52	11
OSE	AU	0.085	35.29	50.59	4	8	5	100	26	19	23
OSO	AU	1.369	22.13	59.17	7	26	8	100	19	60	20
TDE	AU	0.008	25.00	37.50	20	14	21	100	31	30	31
TDO	AU	1.558	24.33	40.05	7	23	4	100	12	49	14
TSE	AU	0.052	36.54	36.54	10	12	11	100	61	48	24
TSO	AU	1	43.40	44.80	5	8	6	100	21	29	11

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

14.6.6	Esaase Variography Parameters

Down hole variograms were constructed for each reef and for gold. Down hole variograms allow for the determination of the nugget value, as well as the vertical search range, or across the ore body for the kriging estimation. In general, it was established that the average vertical range for the domains and commodities was 9m.

Point experimental variograms were generated and modelled for each domain. The parameters of the modelled variograms for the Keegan Esaase Project are summarised in (Table 14-32).

Table 14-32: Esaase Variogram Model Parameters

Mineralized Zone	Parameter	Sill	Nugget percentage %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
LR1	AU	2.18	40.50	87.12	38.97	64.95	9	100	50.08	67.78	9
LR2	AU	2.71	34.38	85.88	37.50	62.50	9	100	38.54	64.37	9
LR3	AU	0.47	30.32	76.88	31.47	42.88	9	100	69.61	75.00	9
LR4	AU	2.67	31.74	55.00	38.81	46.94	9	100	63.10	92.17	9
LR5	AU	2.60	32.76	55.00	53.58	71.46	9	100	75.00	78.28	9
LR6	AU	1.72	37.95	55.00	38.95	111.44	9	100	84.64	95.53	9
LR7	AU	0.04	32.75	55.00	13.21	13.21	9	100	9.15	9.15	9
LR20	AU	1.94	37.23	87.83	62.22	65.19	9	100	101.86	143.56	9

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Mineralized Zone	Parameter	Sill	Nugget percentage %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
LR30	AU	0.46	31.79	86.02	38.82	187.96	9	100	77.64	139.49	9
LR40	AU	0.06	31.26	99.90	36.06	36.06	9	100	43.05	43.05	9
LRB	AU	0.91	44.66	76.96	28.12	65.27	9	100	70.28	83.55	9
OR1	AU	2.22	40.07	79.17	56.76	68.05	9	100	29.01	77.22	9
OR2	AU	1.78	49.50	87.01	38.98	55.41	9	100	41.25	49.51	9
OR3	AU	1.81	44.58	85.65	23.94	47.78	9	100	39.54	49.25	9
OR4	AU	1.82	35.89	81.58	38.97	55.51	9	100	20.73	91.76	9
OR5	AU	1.82	39.67	55.00	31.13	52.41	9	100	67.77	83.73	9
OR6	AU	2.38	30.27	55.00	69.62	73.15	9	100	94.03	69.04	9
OR7	AU	0.08	32.73	76.56	26.99	36.99	9	100	41.48	45.10	9
OR20	AU	2.16	38.14	55.00	39.96	47.06	9	100	30.88	58.69	9
OR30	AU	4.24	32.45	76.88	85.10	93.27	9	100	81.92	107.57	9
OR40	AU	1.97	45.05	55.00	62.53	62.53	9	100	87.68	87.68	9
ORB	AU	1.55	61.67	89.54	5.60	5.60	9	100	6.40	6.40	9
TR1	AU	2.14	39.97	89.26	38.99	64.99	9	100	52.47	129.98	9

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Mineralized Zone	Parameter	Sill	Nugget percentage %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
TR2	AU	2.17	37.29	76.84	47.60	43.13	9	100	32.08	79.36	9
TR3	AU	1.99	50.79	76.14	50.12	83.53	9	100	63.42	98.29	9
TR4	AU	1.45	61.67	93.88	45.00	51.36	9	100	90.00	150.00	9
TR5	AU	1.60	48.16	84.38	95.12	124.81	9	100	200.13	84.98	9
TR6	AU	2.72	59.23	59.82	29.53	48.65	9	100	97.21	162.01	9
TR7	AU	1.43	43.74	55.00	6.49	10.81	9	100	12.97	15.91	9
TR20	AU	1.92	45.86	90.81	42.76	84.55	9	100	17.96	63.30	9
TR30	AU	2.87	30.79	55.00	76.94	131.79	9	100	105.85	145.87	9
TR40	AU	1.85	45.71	55.00	77.01	101.30	9	100	154.02	193.97	9
TRB	AU	0.42	56.33	87.04	360.62	360.62	9	100	295.36	295.36	9
FR1	AU	2.22	45.80	85.94	54.87	9.49	9	100	159.44	130.50	9
FR2	AU	2.22	40.91	74.91	71.03	64.96	9	100	89.32	53.33	9
FR3	AU	6.17	32.86	80.50	59.43	31.85	9	100	86.50	76.89	9
FR4	AU	1.98	46.12	55.00	39.07	39.27	9	100	63.22	83.62	9
FR5	AU	1.80	31.13	75.59	59.33	64.93	9	100	126.80	129.88	9

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Mineralized Zone	Parameter	Sill	Nugget percentage %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
FR6	AU	2.59	34.36	91.89	26.19	42.20	9	100	34.19	29.43	9
FR7	AU	2.29	38.94	75.92	29.58	37.66	9	100	25.13	69.79	9
FR20	AU	2.49	34.43	75.40	53.17	27.52	9	100	90.32	21.92	9
FR30	AU	3.19	49.15	55.00	42.19	66.03	9	100	61.03	79.27	9
FR40	AU	2.56	39.02	84.88	77.00	52.54	9	100	61.47	77.70	9
FRB	AU	1.83	30.75	75.25	51.35	52.82	9	100	131.75	126.16	9
W	AU	2.20	43.90	97.45	78.04	126.72	9	100	107.54	125.24	9
WE	AU	2.61	36.89	55.00	162.50	162.50	9	100	250.74	250.74	9

14.7	Estimation Methodology

14.7.1	Nkran Estimation Methodology

The estimation was conducted with a block size of 10 x 20 x 6 meters (X, Y, Z), ordinary kriging were undertaken with a discretisation of 5 x 5 x 3 (X, Y, Z).

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-33: Nkran Search Ranges and Angles

Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
D1000	AU	48	74	6	32	-95	10	3	2	3
D2000	AU	51	94	6	31	-105	5	3	2	3
D2500	AU	43	78	6	35	-40	15	3	2	3
D2750	AU	60	70	6	24	-105	-30	3	2	3
D5000	AU	140	70	6	30	-82	-75	3	2	3
D5100	AU	46	72	6	24	-78	0	3	2	3
DGR01	AU	40	83	6	14	-106	0	3	2	3
DGR02	AU	46	71	6	30	-102	0	3	2	3
DW	AU	60	70	6	31	-30	10	3	2	3
W	AU	60	70	3	31	-30	10	3	2	3

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-34: Nkran - Number of Samples in Search

Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
D1000	AU	4	24	2	3	16	5	2	11	6
D2000	AU	4	24	2	3	16	5	2	11	6
D2500	AU	4	24	2	3	16	5	2	11	6
D2750	AU	4	24	2	3	16	5	2	11	6
D5000	AU	4	24	2	3	16	5	2	11	6
D5100	AU	4	24	2	3	16	5	2	11	6
DGR01	AU	4	24	2	3	16	5	2	11	6
DGR02	AU	4	24	2	3	16	5	2	11	6
DW	AU	4	24	2	3	16	5	2	11	6
W	AU	4	24	2	3	16	5	2	11	6

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Figure 14-47: Nkran Block Model Section N 700640

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Figure 14-48: Nkran Block Model Section N 700680

Figure 14-49: Nkran Block Model Plan View 40m

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14.7.2	Abore Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 3m (X & Y and Z), ordinary kriging were undertaken with a discretisation of 5 x 5 x 3 (X & Y & Z).

Table 14-35: Abore Search Ranges and Angles

Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
OX	AU	60	120	6	30	82	0	3	2	3
GR	AU	60	120	6	30	82	0	3	2	3
SI	AU	30	60	6	30	82	0	3	2	3
SE	AU	30	60	5	30	82	0	3	2	3
SW	AU	30	60	5	30	82	0	3	2	3

Table 14-36: Abore -Number of Samples in Search

Domain	Commodity	Min num1	Max num1	svolfac2	Min num2	Max num2	svolfac3	Min num3	Max num3	Max key
OX	AU	12	30	2	4	15	5	2	10	4
GR	AU	12	30	2	4	15	5	2	10	4
SI	AU	12	30	2	4	15	5	2	10	4
SE	AU	12	30	2	4	15	5	2	10	4
SW	AU	12	30	2	4	15	5	2	10	4

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Figure 14-50: Abore Block Model Section N 713980

Figure 14-51: Abore Block Model Section N 713940

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Figure 14-52: Abore Block Model Plan View 130 m

14.7.3	Adubiaso Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 6m (X and Y and Z), ordinary kriging were undertaken. For this exercise ordinary kriging was used with a discretisation of 5 x 5 x 3 (X and Y and Z,Table 14-37): Adubiaso Search ranges and angles Z).

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Table 14-37: Adubiaso Search Ranges and Angles

Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
FQO	AU	55	35	20	40	-85	0	3	2	3
FQW	AU	60	30	30	40	-85	0	3	2	3
FSO	AU	30	40	10	40	-30	0	3	2	3
FSW	AU	85	25	10	40	-30	0	3	2	3
OQO	AU	10	30	15	40	-85	0	3	2	3
OQW	AU	25	40	15	40	-85	0	3	2	3
OSO	AU	45	50	10	40	-30	0	3	2	3
OSW	AU	25	50	10	40	-30	0	3	2	3
TQO	AU	25	40	10	40	-85	0	3	2	3
TQW	AU	25	30	15	40	-85	0	3	2	3
TSO	AU	25	50	10	40	-30	0	3	2	3
TSW	AU	30	80	10	40	-30	0	3	2	3

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Table 14-38: Adubiaso - Number of Samples in Search

Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
FQO	AU	6	24	2	4	16	5	2	11	6

FQW	AU	6	24	2	4	16	5	2	11	6
FSO	AU	6	24	2	4	16	5	2	11	6
FSW	AU	6	24	0	4	16	0	2	11	6
OQO	AU	6	24	2	4	16	5	2	11	6
OQW	AU	6	24	2	4	16	5	2	11	6
OSO	AU	6	24	2	4	16	5	2	11	6
OSW	AU	6	24	0	4	16	0	2	11	6
TQO	AU	6	24	2	4	16	5	2	11	6
TQW	AU	6	24	2	4	16	5	2	11	6
TSO	AU	6	24	2	4	16	5	2	11	6
TSW	AU	6	24	0	4	16	0	2	11	6

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Figure 14-53: Adubiaso Block Model Section N 704400

Figure 14-54: Adubiaso Block Model Section N 704440

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Figure 14-55: Adubiaso Block Model Plan View 80m

14.7.4	Dynamite Hill Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 3m (X and Y and Z), ordinary kriging were undertaken with a discretisation of 5 x 5 x 3 (X and Y and Z).

Table 14-39: Dynamite Hill Search Ranges and Angles

Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
SSE	AU	30	60	5	38	42	-7	3	2	3
SNW	AU	30	60	5	38	42	-7	3	2	3
PH4	AU	40	90	6	38	42	-7	3	2	3
GR	AU	40	90	6	38	42	-7	3	2	3

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Table 14-40: Dynamite Hill - Number Samples in Search

Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
SSE	AU	12	30	2	6	20	5	2	10	4
SNW	AU	12	30	2	6	20	5	2	10	4
PH4	AU	12	30	2	6	20	5	2	10	4
GR	AU	12	30	2	6	20	5	2	10	4

Figure 14-56: Dynamite Hill Block Model Section N 707000

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Asanko Gold Mine Phase 2
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Figure 14-57: Dynamite Hill Block Model Section N 707040

Figure 14-58: Dynamite Hill Block Model Plan View 290m

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Asanko Gold Mine Phase 2
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14.7.5	Asuadai Estimation Methodology

The interpolation were conducted with a block size of 10 x 10 x 3m (X & Y and Z), ordinary kriging were undertaken with a discretisation of 5 x 5 x 3 (X and Y and Z).

Table 14-41: Asuadai Search Ranges and Angles

Domain	Commodity	sdist1	sdist2	sdist3	sangle1	sangle2	sangle3	saxis1	saxis2	saxis3
FDE	AU	80	30	15	30	60	0	3	2	3
FDO	AU	110	80	15	30	60	0	3	2	3
FSE	AU	85	30	15	30	50	0	3	2	3
FSO	AU	100	30	20	30	50	0	3	2	3
ODE	AU	30	30	20	30	60	0	3	2	3
ODO	AU	10	50	10	30	60	0	3	2	3
OSE	AU	30	20	20	30	50	0	3	2	3
OSO	AU	20	60	20	30	50	0	3	2	3
TDE	AU	40	30	25	30	60	0	3	2	3
TDO	AU	20	50	15	30	60	0	3	2	3
TSE	AU	60	45	20	30	50	0	3	2	3
TSO	AU	30	30	10	30	50	0	3	2	3

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Asanko Gold Mine Phase 2
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Table 14-42: Asuadai -Number of Samples in Search

Domain	Commodity	minnum1	maxnum1	svolfac2	minnum2	maxnum2	svolfac3	minnum3	maxnum3	maxkey
FDE	AU	6	24	2	4	16	5	2	11	6
FDO	AU	6	24	2	4	16	5	2	11	6
FSE	AU	6	24	0	4	16	0	2	11	6
FSO	AU	6	24	2	4	16	5	2	11	6
ODE	AU	6	24	2	4	16	5	2	11	6
ODO	AU	6	24	2	4	16	5	2	11	6
OSE	AU	6	24	0	4	16	0	2	11	6
OSO	AU	6	24	2	4	16	5	2	11	6
TDE	AU	6	24	2	4	16	5	2	11	6
TDO	AU	6	24	2	4	16	5	2	11	6
TSE	AU	6	24	0	4	16	0	2	11	6
TSO	AU	6	24	2	4	16	5	2	11	6

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Figure 14-59: Asuadai Block Model Section N 709200

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Figure 14-60: Asuadai Block Model Section N 709200

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Figure 14-61: Asuadai Block Model Plan View 180m

14.7.6	Esaase Estimation Methodology

Simple and ordinary kriging were undertaken. Simple kriging includes the global mean as a constituent of the kriging equation. Simple kriging is used primarily is areas which are not well defined spatially by data and the mean of the population is included as part of the estimate.

The global means for each domain and mineralized zone were determined through the analysis of the statistics of various regularised data set dimensions. Minxcon declustered the data and reviewed the means and average variances of each declustered data set in order to determine the most representative global mean for each domain. (Table 14-43) summarises the global means determined per reef:

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Table 14-43: Global Means

Mineral Zone	Domain	Commodity	Global Mean	Reef	Domain	Commodity	Global Mean
FR1	1	AU	1.26	OR2	1	AU	1.01
FR2	1	AU	1.06	OR20	1	AU	1.15
FR20	1	AU	1.44	OR3	1	AU	1.68
FR3	1	AU	1.23	OR30	1	AU	1.48
FR30	1	AU	1.25	OR4	1	AU	1.10
FR4	1	AU	0.96	OR40	1	AU	1.19
FR40	1	AU	1.10	OR5	1	AU	0.80
FR5	1	AU	0.82	OR6	1	AU	1.38
FR6	1	AU	1.22	OR7	1	AU	0.47
FR7	1	AU	0.94	ORB	1	AU	0.48
FRB	1	AU	0.76	TR1	1	AU	1.68
LR1	1	AU	1.11	TR2	1	AU	1.12
LR2	1	AU	1.16	TR20	1	AU	1.19
LR20	1	AU	1.20	TR3	1	AU	2.00
LR3	1	AU	1.11	TR30	1	AU	1.35
LR30	1	AU	0.77	TR4	1	AU	0.85
LR4	1	AU	1.02	TR40	1	AU	1.49
LR40	1	AU	0.50	TR5	1	AU	1.02
LR5	1	AU	0.57	TR6	1	AU	4.17
LR6	1	AU	0.49	TR7	1	AU	0.27
LR7	1	AU	0.45	TRB	1	AU	1.09
LRB	1	AU	0.94	W	1	AU	0.12
OR1	1	AU	1.45	WE	1	AU	0.68

(Table 14-44) summarises the means and variances obtained for each declustered data set.

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Table 14-44: Declustered Statistics per Reef

Mineralized Zone	Domain	Xsize	Ysize	Zsize	Num Blk	Av_AU	Var_AU
LR1	DOM0	80	80	250	20	0.91	0.19
LR2	DOM0	80	80	250	19	1.46	2.89
LR3	DOM0	80	80	250	4	0.67	0.39
LR4	DOM0	80	80	250	13	0.92	0.60
LR5	DOM0	80	80	250	9	0.57	0.08
LR6	DOM0	80	80	250	5	0.47	0.03
LR7	DOM0	80	80	250	1	0.45	-
LR20	DOM0	80	80	250	15	0.88	0.53
LR30	DOM0	80	80	250	6	0.72	0.15
LR40	DOM0	80	80	250	3	0.46	0.01
LRB	DOM0	80	80	250	4	0.90	0.11
OR1	DOM0	80	80	250	46	1.46	4.11
OR2	DOM0	80	80	250	44	1.02	1.11
OR3	DOM0	80	80	250	11	1.48	0.98
OR4	DOM0	80	80	250	26	0.86	0.14
OR5	DOM0	80	80	250	20	0.67	0.09
OR6	DOM0	80	80	250	10	0.89	0.68
OR7	DOM0	80	80	250	4	0.49	0.00
OR20	DOM0	80	80	250	27	1.11	1.08
OR30	DOM0	80	80	250	10	1.98	4.04
OR40	DOM0	80	80	250	7	1.53	0.94
ORB	DOM0	80	80	250	3	0.36	0.05
TR1	DOM0	80	80	250	47	1.46	1.11

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Mineralized Zone	Domain	Xsize	Ysize	Zsize	Num Blk	Av_AU	Var_AU
TR2	DOM0	80	80	250	40	0.88	0.31
TR3	DOM0	80	80	250	8	2.00	0.71
TR4	DOM0	80	80	250	24	0.77	0.49
TR5	DOM0	80	80	250	12	1.50	2.84
TR6	DOM0	80	80	250	5	3.42	35.53
TR7	DOM0	80	80	250	1	0.27	-
TR20	DOM0	80	80	250	19	1.10	1.46
TR30	DOM0	80	80	250	11	1.55	2.48
TR40	DOM0	80	80	250	6	1.80	4.29
TRB	DOM0	80	80	250	2	0.70	0.35
FR1	DOM0	80	80	250	76	1.11	0.47
FR2	DOM0	80	80	250	58	1.08	0.66
FR3	DOM0	80	80	250	29	1.39	1.79
FR4	DOM0	80	80	250	29	0.91	1.26
FR5	DOM0	80	80	250	15	0.70	0.08
FR6	DOM0	80	80	250	5	1.01	0.24
FR7	DOM0	80	80	250	6	1.04	0.34
FR20	DOM0	80	80	250	28	1.22	0.71
FR30	DOM0	80	80	250	17	1.26	0.69
FR40	DOM0	80	80	250	18	1.10	0.44
FRB	DOM0	80	80	250	12	0.77	0.11
W	DOM0	80	80	250	1136	0.08	0.01
WE	DOM0	80	80	250	447	0.68	0.45

Minxcon reviewed the effect of the global means on the estimates for one of the ore bodies. On a global basis there was minimal difference between the ordinary

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and simple kriged estimates, such that a material impact on the estimates by the global means was determined as insignificant. The zone reviewed contained a spatially well represented drill hole data set.

The grade estimates have been classified as Indicated and Inferred in accordance with NI 43-101 guidelines based on the confidence levels of the key criteria that were considered during the resource estimation. Key criteria are tabulated below in (Table 14-45).

Table 14-45: Confidence Levels of Key Criteria

Items	Discussion	Confidence
Drilling Techniques	RC/Diamond - Industry standard approach	High
Logging	Standard nomenclature and apparent high quality	High
Drill Sample Recovery	Diamond core and RC recovery adequate	High
Sub-sampling Techniques and Sample Preparation	Industry standard for both RC and Diamond core	High
Quality of Assay Data	Quality control conclusions outlined in Section 14. Some issues have been identified. Recent improvements have been noted.	Moderate
Verification of Sampling and Assaying	Dedicated drillhole twinning to reproduce original drill intercepts.	High
Location of Sampling Points	Survey of all collars with adequate downhole survey. Investigation of available downhole survey indicates expected deviation.	High
Data Density and Distribution	Core mineralisation defined on a notional 40mE x 40mN drill spacing with a small area drilled at 20mE x 20mN. Other areas more broadly spaced to approximately 80mN spaced lines (40mE spacing) reflecting a lower confidence.	Moderate to High
Audits or Reviews	Coffey Mining is unaware of external reviews	N/A
Database Integrity	Minor errors identified and rectified	High
Geological Interpretation	The broad mineralisation constraints are subject to a large amount of	Moderate

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Items	Discussion	Confidence
uncertainty concerning localised mineralisation trends as a reflection of geological complexity. Closer spaced drilling is required to resolve this issue.
Rock Dry Bulk Density	DBD measurements taken from drill core, DBD applied is considered robust when compared with 3D data.	High below top of transition, moderate in oxide material
Estimation and Modelling Techniques	Multiple Indicator Kriging and Ordinary Kriging	High
Mining Factors or Assumptions	8mE by 10mN by 5mRL SMU.	Moderate

Numerous displays of the resource block model were viewed in cross section, long section and plan views and compared with the original composites data used for estimation.

14.8	Resource Reporting

The Global Asanko Gold Mine Mineral Resources i in Phase 1 includes the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits.) The cut- off used for Phase 1 deposits was 0.8 g/t Au and at Esaase a cut-off grade of 0.6 g/t Au.

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Table 14-46: Asanko Gold Mine MRE as at April 2014

DEPOSIT	MEASURED			INDICATED			TOTAL (M&I)			INFERRED
	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content	Tonnage	Grade	Content
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

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Our Ref: TGHDP0220

Notes:

The cut-off grade used for Phase 1 Project resources (Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai) was 0.8 g/t Au.

The cut-off grade used for Esaase resource was 0.6 g/t Au.

Columns may not add up due to rounding

All figures are in metric tonnes

The Mineral Resources are stated as in situ tonnes

Individual Densities was used per mineral zone

The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

Conversion from grams to ounces – 31.10348

Cautionary Note Concerning Estimates of Inferred Resources Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred Mineral Resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. The Company advises investors that while the term “inferred Mineral Resources” is recognized and required by Canadian regulations, the SEC does not recognize it.  Under Canadian rules, estimates of inferred Mineral Resources may not form the basis of economic studies, and they have not been used in this Definitive Project Plan to estimate Mineral Reserves.

Readers are cautioned not to assume that all, or any part of an inferred resource exists, or is economically or legally mineable.

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Our Ref: TGHDP0220

Table 14-47: Nkran Mineral Resources at Different Cut-off Grades, as at April 2014

Au Cut-Off	Resource	Tonnage	Grade	Content
g/t	Category	Mt	g/t	Moz
0.4	Measured	14.91	2.34	1.12
	Indicated	31.13	1.95	1.95
	Total M&I	46.04	2.07	3.07
	Inferred	9.87	1.96	0.62
0.6	Measured	14.18	2.43	1.11
	Indicated	28.63	2.08	1.92
	Total M&I	42.81	2.20	3.03
	Inferred	8.37	2.09	0.56
0.8	Measured	13.24	2.55	1.09
	Indicated	25.80	2.23	1.85
	Total M&I	39.04	2.34	2.94
	Inferred	7.06	2.34	0.53
1.0	Measured	12.15	2.69	1.05
	Indicated	22.75	2.41	1.76
	Total M&I	34.90	2.50	2.81
	Inferred	5.81	2.66	0.49

Notes:

Columns may not add up due to rounding

All figures are in metric tonnes

The Mineral Resources are stated as in situ tonnes

Individual Densities was used per mineral zone

The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the Table 14.48

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Table 14-48: Adubiaso Mine Mineral Resources at different cut-off grades, as at April 2014

Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	Mt	g/t	Moz
0.4	Measured	0.85	2.30	0.06
	Indicated	1.62	1.85	0.10
	Total M&I	2.47	2.01	0.16
	Inferred	0.24	2.02	0.02
0.6	Measured	0.81	2.40	0.06
	Indicated	1.53	1.93	0.09
	Total M&I	2.34	1.99	0.15
	Inferred	0.22	2.13	0.02
0.8	Measured	0.73	2.60	0.06
	Indicated	1.40	2.04	0.09
	Total M&I	2.13	2.19	0.15
	Inferred	0.20	2.27	0.02
1.0	Measured	0.65	2.80	0.06
	Indicated	1.20	2.22	0.09
	Total M&I	1.85	2.52	0.15
	Inferred	0.18	2.40	0.01

Notes:

Columns may not add up due to rounding

All figures are in metric tonnes

The Mineral Resources are stated as in situ tonnes

Individual Densities was used per mineral zone

The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table below.

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Asanko Gold Mine Phase 2
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Our Ref: TGHDP0220

Table 14-49: Abore Mine Mineral Resources at different cut-off grades, as at April 2014

Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	Mt	g/t	Moz
0.4	Measured	2.41	1.35	0.11
	Indicated	5.33	1.26	0.22
	Total M&I	7.74	1.33	0.33
	Inferred	11.86	1.19	0.45
0.6	Measured	2.11	1.47	0.10
	Indicated	4.58	1.38	0.20
	Total M&I	6.69	1.39	0.30
	Inferred	9.20	1.38	0.41
0.8	Measured	1.61	1.70	0.09
	Indicated	3.37	1.63	0.18
	Total M&I	4.98	1.69	0.27
	Inferred	6.59	1.65	0.35
1.0	Measured	1.18	1.99	0.08
	Indicated	2.41	1.92	0.15
	Total M&I	3.59	1.99	0.23
	Inferred	4.61	1.98	0.29

Notes:

Columns may not add up due to rounding

All figures are in metric tonnes

The Mineral Resources are stated as in situ tonnes

Individual Densities was used per mineral zone

The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table below.

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Asanko Gold Mine Phase 2
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Reference: Rev 2

Our Ref: TGHDP0220

Table 14-50: Dynamite Hill Mine Mineral Resources at different cut-off grades, as at April 2014

Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au g/t	Category	Mt	g/t	Moz
0.4	Measured	0.00	0.00	0.00
	Indicated	2.08	1.72	0.12
	Total M&I	2.08	1.72	0.12
	Inferred	0.58	1.42	0.03
0.6	Measured	0.00	0.00	0.00
	Indicated	2.01	1.76	0.11
	Total M&I	2.01	1.76	0.11
	Inferred	0.56	1.45	0.03
0.8	Measured	0.00	0.00	0.00
	Indicated	1.84	1.86	0.11
	Total M&I	1.84	1.86	0.11
	Inferred	0.52	1.51	0.03
1.0	Measured	0.00	0.00	0.00
	Indicated	1.56	2.03	0.10
	Total M&I	1.56	2.03	0.10
	Inferred	0.46	1.60	0.02

Notes:

Columns may not add up due to rounding

All figures are in metric tonnes

The Mineral Resources are stated as in situ tonnes

Individual Densities was used per mineral zone

The tonnages and contents are stated as 100%, which means no attributable portions have been stated in (Table 14-51).

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Asanko Gold Mine Phase 2
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Reference: Rev 2

Our Ref: TGHDP0220

Table 14-51: Asuadai Mine Mineral Resources at different cut-off grades, as at April 2014

Cut-Off	Resource	Tonnes	Gold Grade	Gold Ounces
Au (g/t)	Category	Mt	g/t	Moz
0.4	Measured	0.00	0.00	0.00
	Indicated	2.14	1.18	0.08
	Total M&I	2.14	1.18	0.08
	Inferred	1.63	1.38	0.07
0.6	Measured	0.00	0.00	0.00
	Indicated	1.99	1.23	0.08
	Total M&I	1.99	1.23	0.08
	Inferred	1.47	1.48	0.07
0.8	Measured	0.00	0.00	0.00
	Indicated	1.64	1.34	0.07
	Total M&I	1.64	1.34	0.07
	Inferred	1.25	1.61	0.06
1.0	Measured	0.00	0.00	0.00
	Indicated	1.18	1.51	0.06
	Total M&I	1.18	1.51	0.06
	Inferred	0.97	1.82	0.06

Notes:

Columns may not add up due to rounding

All figures are in metric tonnes

The Mineral Resources are stated as in situ tonnes

Individual Densities was used per mineral zone

The tonnages and contents are stated as 100%, which means no attributable portions have been stated in (Table 14-52).

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 14-52: Esaase Mine Mineral Resources at different cut-offs, as at September 2012

Cut-Off Au (g/t)	Resource Category	Tonnes Mt	Gold Grade g/t	Gold Ounces Moz
0.4	Measured	30.15	2.34	1.23
	Indicated	98.98	1.95	3.73
	Total M&I	129.13	1.19	4.96
	Inferred	49.39	1.11	1.76
0.6	Measured	23.37	1.49	1.12
	Indicated	71.25	1.43	3.28
	Total M&I	94.62	1.45	4.40
	Inferred	33.59	1.40	1.51
0.8	Measured	17.52	1.76	0.99
	Indicated	51.40	1.72	2.84
	Total M&I	68.92	1.73	3.83
	Inferred	22.23	1.76	1.26
1.0	Measured	12.97	2.06	0.86
	Indicated	37.60	2.02	2.45
	Total M&I	50.57	2.03	3.31
	Inferred	16.00	2.09	1.08

Notes:

Columns may not add up due to rounding

All figures are in metric tonnes

The Mineral Resources are stated as in situ tonnes

Individual Densities was used per mineral zone

The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

14.8.1.1	Effective Date of Mineral Resource

The effective date of the above MRE is 10 April 2014.

14.9	Disclosure Requirements for Mineral Resources Classification

The Mineral Resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The grade estimates have been classified as measured, indicated and inferred in accordance with NI 43-101 guidelines based on the confidence levels of the key criteria that were considered during the resource estimation. The resource classification for CJM is very similar to SRK resource classification performed in March 2012.

Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied. The Company advises investors that while the term “inferred mineral resources” is recognized and required by Canadian regulations, the SEC does not recognize it.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, and they have not been used in this Definitive Project Plan to estimate Mineral Reserves.

Readers are cautioned not to assume that all, or any part of an inferred resource exists, or is economically, or legally mineable.

Key criteria for drilling, sampling and geology are tabulated below in (Table 14-53).

Table 14-53: Confidence Levels of Key Criteria for Drilling, Sampling and Geology

Items	Discussion	Confidence
Drilling Techniques	RC/Diamond - Industry standard approach	High
Logging	Standard nomenclature and apparent high quality	High
Drill Sample Recovery	Diamond core and RC recovery adequate	High
Sub-sampling Techniques and Sample Preparation	Industry standard for both RC and Diamond core	High
Quality of Assay Data	Quality control conclusions outlined in Section 14. Some issues have been	Moderate

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Asanko Gold Mine Phase 2
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Items	Discussion	Confidence
identified. Recent improvements have been noted.
Verification of Sampling and Assaying	Dedicated drill hole twinning to reproduce original drill intercepts.	High
Location of Sampling Points	Survey of all collars with adequate downhole survey. Investigation of available downhole survey indicates expected deviation.	High
Data Density and Distribution	Core mineralisation defined on a notional 40 mE by 30 mN drill spacing with a small area drilled at 20 mE by 20 mN. Other areas more broadly spaced to approximately 80 mN.	Moderate to High
Database Integrity	Minor errors identified and rectified	High
Geological Interpretation	The broad mineralisation constraints are subject to a large amount of uncertainty concerning localised mineralisation trends as a reflection of geological complexity. Closer spaced drilling is required to resolve this issue.	Moderate
Rock Dry Bulk Density	DBD measurements taken from drill core, DBD applied is considered robust when compared with 3D data.	High below top of transition, moderate in oxide material

The following aspects or parameters are considered from a geostatistical aspect:-

1.	Number of samples used to estimate a specific block:

a.	Measured: at least 9 drill holes within variogram range and a minimum of 27 one meter composited samples.

b.	Indicated: at least 4 drill holes within variogram range and a minimum of 12 one meter composite samples.

c.	Inferred: 1 drill hole within search range.

2.	Distance to sample (variogram range):

a.	Measured: at least within 60% of variogram range.

b.	Indicated: within variogram range.

c.	Inferred: further than variogram range and within geological expected limits.

3.	Lower confidence limit (blocks):

a.	Measured: less than 20% from mean (80% confidence).

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Asanko Gold Mine Phase 2
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b.	Indicated: 20 to 40% from mean (80 to 60% confidence).

c.	Inferred: more than 40% (less than 60% confidence).

4.	Kriging efficiency:

a.	Measured: more than 40%.

b.	Indicated: 10 to 40%.

c.	Inferred: less than 10%.

5.	Deviation from lower 90% confidence limit (data distribution within Resource area considered for classification):

a.	Measured: less than 10% deviation from mean.

b.	Indicated: 10 to 20%.

c.	Inferred: more than 20%.

6.	Regression Slope:

a.	Measured – 90%.

b.	Indicated - 60% to 90%.

c.	Inferred – less than 60%.

The definition of a Measured Mineral Resource requires that the nature, quality, amount and distribution of data are such as to leave the Competent Person with no reasonable doubt that the tonnages and grade of the mineralisation can be estimated to within close limits and any variation within these limits would not materially affect the economics of extraction. CJM reviewed the spatial distribution of the drill hole data, the robustness of the kriged model and the parameters for the area classified into Measured Resource. It is CJM’s opinion that the geological model is well understood and defined in this area, and further drilling would not affect any material changes to the tonnages and grades.

The definition of Indicated Mineral Resource states that there should be sufficient confidence for mine design, mine planning or economic studies. CJM is of the opinion that there is sufficient confidence in the estimate of the Indicated Resource areas to allow the appropriate application of technical and economic parameters and enable an evaluation of economic viability.

The following numeric resource category codes were assigned into the block model, based on the categorisation criteria listed above:

Measured Resource: RESCAT = 1

Indicated Resource: RESCAT = 2

Inferred Resource: RESCAT = 3, and

Unclassified Resource: RESCAT = 0

The following figures summarise the Mineral Resource classification areas, as well as the grades associated with Mineral Resource classification, as well as the grade versus tonnage curves.

Asanko Gold Inc
Asanko Gold Mine Phase 2
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Figure 14-62: Nkran Resource Classification Section N 700640

Figure 14-63: Abore Resource Classification Section N 713980

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Asanko Gold Mine Phase 2
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Our Ref: TGHDP0220

Figure 14-64: Adubiaso Resource Classification Section N 704400

Figure 14-65: Dynamite Hill Resource Classification Section N 707000

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Asanko Gold Mine Phase 2
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Figure 14-66: Asuadai Resource Classification Section N 704240

The grade versus tonnage curves for the measured, indicated and inferred resource categories are depicted in (Figure 14-67 to Figure 14-71).

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Asanko Gold Mine Phase 2
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620000 E
622500 E
727500 N
727500 N
N
725000 N
725000 N
RESCAT
Measured
Indicated
Inferred
0 E
0 E

Minxcon | Mineral Resource Categories | September 2012

Figure 14-67: Esaase Resource Classification Section

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Asanko Gold Mine Phase 2
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Reference: Rev 2

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Figure 14-67: Nkran Grade Tonnage Curve

Figure 14-68: Abore Grade Tonnage Curve

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 14-69: Adubiaso Grade Tonnage Curve

Figure 14-70: Asuadai Grade Tonnage Curve

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 14-71: Dynamite Hill Grade Tonnage Curve

Figure 14-72: Esaase Measured Grade (Red) versus Tonnage (Blue) Curve

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 14-73: Esaase Indicated Grade (Red) versus Tonnage (Blue) Curve

Figure 14-74: Esaase Inferred Grade (Red) versus Tonnage (Blue) Curve

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

15	MINERAL RESERVE ESTIMATE

The Mineral Reserve estimate has been classified and reported in accordance with the Canadian National Instrument 43-101, ’Standards of Disclosure for Mineral projects’ of June 2011 (the Instrument) and the classifications adopted by the CIM Council in November 2010. Furthermore, the Mineral Reserve classifications are also consistent with the ‘Australasian Code for Reporting of Exploration Results, Mineral resources and Ore Reserves’ of 2004 (“the Code”) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Mineral Council of Australia (“JORC’), with the minor exception that the Code refers to Ore Reserves while the Instrument refers to Mineral Reserves.

15.1	AGM Phase 1 Mineral Reserves

The process to develop the Mineral Reserve estimate for the AGM Phase 1 was as follows and as reported in the November 2014 Definitive Project Plan DFS

1.	The open pit optimisation has been undertaken on the measured and indicated resources only.

2.	The grades and tonnes of the mineral resource model have been modified by a mining recovery and a mining dilution based on ore body geometry and mining methodology. The Mining Model contains undiluted ore tonnes and ore grade. Fixed dilution and mining recovery percentages of 5% end 95% respectively, were subsequently applied in the optimisations

3.	The Whittle® suite of optimisation software was used to perform the pit optimisations. Whittle is an accepted industry optimisation tool. A range of operating costs and production parameters were applied. The source of the parameters are summarised below, along with the source of the information:

a.	A base gold price of US$1,300/oz Au (PMI). A government royalty of 5% and a Refining Cost of $4.16/oz Au were then applied. This resulted in a Net Gold Price of ~$1,235 / oz Au.

b.	Pit slopes inter-ramp angles ranging from 28.5[o] to 58.2[o]. Resulting overall pit slopes account for access ramps where applicable.

c.	Gold recovery ranging from 90.3% to 94.4% dependent on ore body and material weathering.

d.	Processing throughput of 3.0 Mtpa.

e.	Mining costs based on budget submissions from Ghanaian based mining contractors.

f.	A total processing cost per tonne of ore, inclusive of general / administration costs and overland haulage. These costs ranged from US$18.07/t and US$20.01/t for Nkran oxide ore and Nkran primary ore

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Asanko Gold Mine Phase 2
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respectively, to US$20.91/t and US$22.93/t for Asuadai oxide ore and Asuadai primary ore respectively.

Pit shells were selected for each deposit that were then used as the basis for ultimate pit designs.

A cut-off grade of 0.8 g/t Au, based on project specific projected revenue and cost was applied to all Project resources.

Table 15-1 summarises the Mineral Reserve Statement based on the work detailed above, undertaken as part of the AGM Phase 1 Definitive Project Plan.

Table 15-1: Obotan Gold Project Mineral Reserve Statement

Deposit	Proven			Probable			Total P&P
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.5	2.32	1.00	17.7	2.12	1.20	31.2	2.21	2.20
Adubiaso	0.9	2.23	0.06	0.9	1.90	0.05	1.8	2.07	0.11
Abore	1.2	1.69	0.06	0.9	1.87	0.05	2.1	1.77	0.11
Asuadai	0.0	0.00	0.00	0.5	1.26	0.02	0.5	1.26	0.02
Dynamite Hill	0.0	0.00	0.00	1.1	1.88	0.07	1.1	1.88	0.07
Total	38.0	1.75	2.14	58.9	1.64	3.11	97.0	1.68	5.25

Note: All tonnes quoted are dry tonnes. Differences in the addition of deposit tonnes to the total displayed is due to rounding.

The estimate of Mineral Reserves for the AGM – Phase 1 are not at this stage materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issue. Furthermore, the estimate of Mineral Reserves are not materially affected by any known mining, metallurgical, infrastructure, or other relevant factor.

15.2	AGM Phase 2 Mineral Reserves

The process to develop the combined Phase 2 Mineral Reserve estimate for the AGM is reported in the Phase 2 PFS:

1.	The Phase 1 Mineral Reserve estimate and mine schedule was maintained from the DPP

2.	The open pit optimisation for the Esaase resource has been undertaken on the Measured and Indicated resources only.

3.	The grades and tonnes of the Esaase mineral resource model have been modified by a mining recovery of 98% to allow for cross hauling and ore loss. The mining dilution is based on ore body geometry, mining methodology and Selected Mining Unit (“SMU”). The mining model was re-blocked to the SMU (10m x 10m x 6m) to approximate a minimum practical mining drill and blast,

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Asanko Gold Mine Phase 2
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load and haul block. The approximate weighted average grade dilution in the Esaase mining model was 8%.

4.	The Whittle® suite of optimisation software was used to perform the pit optimisations. Whittle® is an accepted industry open pit optimisation tool. A range of operating costs and production parameters were applied. The source of the parameters are summarised below, along with the source of the information:

a.	A base gold price of US$1,300/oz Au. A government royalty of 5% and a Refining Cost of $4.16/oz Au were then applied. This resulted in a Net Gold Price of approximately $1,235 / oz Au.

b.	Geotechnical recommendations to maintain pit slope stability was used in the optimisation. The Overall Slope Angles (“OSA”) used in the optimisations were 62.2[o] east / 53.8[o] west, 52.8[o] east / 46.6[o] west and 40.4[o] east / 40.4[o] west for fresh, transitional and oxide material respectively.

c.	Gold recovery formulae based on testwork dependant on the type of material and destination of the ore. Two processing paths were used in the optimisation (CIL and Floatation processing circuits).

d.	CIL processing throughput of 3.0 Mtpa and Floatation processing throughput of 5.0 Mtpa.

e.	Mining costs based on budget submissions from Ghanaian based mining contractors. Reference mining cost of US$2.59/t and a fixed monthly management fee of US$ 675,000 / month.

f.	The CIL and Floatation processing costs are detailed in Section 13.

g.	A minimum economic cut-off grade of 0.6g/t, based on project specific projected revenue and cost was applied as a minimum input process grade.

5.	The Mineral Reserve for the Esaase deposit (as defined in the 2013 PFS) was evaluated against the Esaase pit design and is not materially different from the optimal pit shell generated by the Whittle ® open pit optimisation software.

Table 15-2 summarises the Mineral Reserve Statement for the Phase 2 based on the work detailed above.

Table 15-2: Mineral Reserve Estimate for AGM Phase 2

Deposit	Proven			Probable			Total P&P
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.5	2.32	1.00	17.7	2.12	1.20	31.2	2.21	2.20
Adubiaso	0.9	2.23	0.06	0.9	1.90	0.05	1.8	2.07	0.11
Abore	1.2	1.69	0.06	0.9	1.87	0.05	2.1	1.77	0.11
Asuadai	0.0	0.00	0.00	0.5	1.26	0.02	0.5	1.26	0.02
Dynamite Hill	0.0	0.00	0.00	1.1	1.88	0.07	1.1	1.88	0.07
Phase 1 Total	15.5	2.26	1.13	21.0	2.07	1.39	36.7	2.15	2.52
Esaase	22.5	1.40	1.01	37.9	1.42	1.72	60.3	1.41	2.73
Total	38.0	1.75	2.14	58.9	1.64	3.11	97.0	1.68	5.25

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Asanko Gold Mine Phase 2
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Our Ref: TGHDP0220

Notes:

1.	Mineral Reserves are defined within a mine design guided by Lerchs-Grossman (“LG”) pit shells.

2.	The LG shell generation was performed on Measured and Indicated materials only

3.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal

4.	Tonnage and grade measurements are in metric units

5.	Minimum economic cut-off grade for the Phase 1 deposits is 0.8g/t Au and Esaase deposit 0.6g/t Au

6.	No inferred, deposit, or mineralised waste contributes value to the pit optimisation

7.	No inferred, deposit, or mineralised waste is included in the Mineral Reserve

8.	Proven and Probable Mineral Reserves are modified to include ore-loss and dilution

The estimate of Mineral Reserves for the AGM – Phase 2 are not at this stage materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issue. Furthermore, the estimate of Mineral Reserves are not materially affected by any known mining, metallurgical, infrastructure, or other relevant factor.

15.3	DRA Comments

DRA is confident that sufficient geological work has been undertaken, and sufficient geological understanding gained, to enable the construction of an ore body model suitable for the derivation of Mineral Resource and Mineral Reserve estimates. DRA considers that both the modelling and the grade interpolation have been carried out in an unbiased manner and that the resulting grade and tonnage estimates should be reliable within the context of the classification applied. In addition, DRA is not aware of any metallurgical, infrastructural, environmental, legal, title, taxation, socio-economic, or marketing issues that would impact on the mineral resource, or reserve statements as presented.

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Asanko Gold Mine Phase 2
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16	MINING METHODS

16.1	Introduction

Asanko Gold commissioned DRA to execute a PFS, starting in November 2014 to for Phase 2 of the AGM Project. Following the acquisition of PMI Gold Inc. in early 2014, Asanko Gold Inc. combined its Esaase Gold Project with PMI’s Obotan Gold Project to form the AGM. Asanko is intending to develop the AGM in two phases, with Phase 1 being largely based on the Obotan Project as initiated by PMI.

Phase 1 of the AGM has been under development by the Company since August 2014 and the Company anticipates gold production to commence in Q1 2016.

16.2	Obotan Project (Phase 1) Mine Design

16.2.1	Optimisation Parameters

The optimisation parameters used throughout stages 1 and 2 are outlined below.

16.2.1.1	Slope Design

In July 2014 Mining One (M1) was contracted by Asanko Gold to:

Review the available Feasibility Study (FS) from Steffen, Robertson and Kirsten (SRK)

Assess the potential to increase the overall slope design angles; and

Identify areas that require further work to advance the study to a design feasibility (DFS) level

The Client, Asanko Gold, provided access to the following:

○	Geological reports

○	PMI Mining reports

○	Site visit

○	SRK Geotechnical reports; and

○	Borehole geotechnical logs and photographs

○	The outcome of the investigation includes the following:

○	Geotechnical recommendations for the upper saprolite zone (laterites and oxides)

○	Geotechnical recommendations for the lower saprolite zone (transition zone and saprocks)

○	Geotechnical recommendations for the hard rock zone (fresh rock); and

The pit slope design parameters were provided by Mining One Consulting. The slopes were provided based on the weathering codes within the block model (i.e. Oxide / Transition / Fresh). Two sets of parameters were provided for Nkran. Walls in the north and south were deemed to require a similar geotechnical approach, whereas the east and west wall geotechnical parameters are the same. For the

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Dynamite Hill deposit, the design was split into the eastern and western pit wall geotechnical zones. For the remaining satellite pits, Adubiaso, Abore and Asuadai, another geotechnical specification was applied. The design parameters are detailed in (Table 16-1) below.

Table 16-1: Nkran Slope Design Parameters

Nkran
Parameter	Oxide		Transition		Fresh
	E&W	N&S	E&W	N&S	E&W	N&S
Flitch Height (m)	3	3	3	3	3	3
Number of Flitches	2	2	4	4	6	6
Bench Height (m)	6	6	12	12	18	18
Batter Angle °	60	60	70	70	70	80
Berm Width (m)	6	6	7	7	7	8
Inter-Ramp Angle (IRA)	32.4	32.4	47.8	47.8	53	58.2
Stack Height (m)	40	40	60	60	108	108

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Asanko Gold Mine Phase 2
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Table 16-2: Dynamite Hill Slope Design Parameters

Dynamite Hill
Parameter	Oxide		Transition		Fresh
	East	West	East	West	East	West
Flitch Height (m)	3	3	3	3	3	3
Number of Flitches	2	2	4	4	6	6
Bench Height (m)	6	6	12	12	18	18
Batter Angle °	50	50	65	65	65	65
Berm Width (m)	6	6	7	7	8	8
Inter-Ramp Angle (IRA)	28.5	28.5	43.6	42.5	47.7	47.7
Stack Height (m)	40	40	60	60	108	108

Table 16-3: Adubiaso / Abore / Asuadai Slope Design Parameters

Adubiaso / Abore / Asuadai
Parameter	Oxide	Transition	Fresh
Flitch Height (m)	3	3	3
Number of Flitches	2	4	6
Bench Height (m)	6	12	18
Batter Angle °	60	70	70
Berm Width (m)	6	9	11
Inter-Ramp Angle (IRA)	32.4	41.9	45.7
Stack Height (m)	40	60	108

16.2.1.2	Mining Costs

Mining costs are based on September 2014 contractor price estimates to mine the Nkran pre strip as well as one year of mining, with revised dump locations. The cost estimates comprise the following elements:

Mobilisation, establishment and demobilisation

Provision and maintenance of all equipment necessary to carry out the works

Short term planning of the works

Clearing and grubbing, topsoil stripping and stockpiling

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Drill and blast of all relevant ore and waste material, including pre-splitting

Excavate and load of all materials

Hauling, dumping and stockpiling of all materials to the designated destinations

Construction, or reconstruction and maintenance of all necessary haul roads. (i) Grade control drilling and sampling from dedicated drill rigs as per Bill of Quantities (“BOQ”).

Re-handle of ROM stockpile to the ROM tip as per the plant feed schedule

The provision and control of surface drainage

The management and removal of all water within the open pit area and associated surface activities, including removal of storm water and ground water

Provision of all pit and dump lighting facilities if required

Profiling of final dumps and other disturbed areas as directed by the superintendent

Carry out secondary breaking of ore as required

Provision and management of all personnel for the mining activities

Provision of safety, environmental and quality assurance plans

Attend meetings and report progress of the works

16.2.1.3	Processing Recoveries and Costs

Processing costs and recoveries for each metallurgical domain were received from DRA and modelled in 3D for each of the deposits. Refer to Section 13.

16.2.1.4	Financial Parameters

The gold price and discount rate used in the optimisations are summarised in the table below.

Table 16-4: Optimisation Financial Parameters

Parameter	Unit	Value
Discount Rate	%	5
Base Price	$US/oz Au	1,300
Government Royalty	%	5.0
Refining Cost	$US/oz Au	4.16
Nett Selling Price	$US/g Au	39.7

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16.2.1.5	Bench Height Selection

The geological resource estimation was conducted on a 5m x 5m x 3m (X, Y and Z respectively) block model size. So in order to achieve mining selectivity and dilution reduction the decision was made to select mining equipment to mine the ore zone in 3m flitches, the waste zones are to be mined in 6m height.

16.2.1.6	Ore Dilution and Ore Loss

Dilution of 5% and 5% mining loss were assumed because the ore domains are continuous and will be clearly delineated and marked. Sampling of blast holes would be the basis for grade control in this analysis. The accuracy of the resulting ore / waste boundary is limited by the resolution of the grade control, which is a function of the density of the drilling pattern. The lower the flitch height, the smaller the pattern, the smaller the distance between “ore holes” and “waste holes” and hence the smaller the potential for ore loss ore dilution. These dilution and loss percentages are accepted as being in line with smaller flitch heights such as the 3m flitches associated with this mining operation.

16.2.1.7	Optimisation Sensitivities

In order to gauge the project sensitivity to various operational parameter fluctuations, the following parameters were varied by +10% and -10%.

Gold Price

Mining Cost

Processing Cost

The influence of these variations were tested on the following key project performance indicators:

Indicative Project Discounted Cash Flow (Specified Case)

Gold Metal Mined

Mine Life in Years

Ore Tonnes Mined

16.2.2	Pit Optimisation

16.2.2.1	Nkran Shell Selection

Due to it relatively robust nature, as illustrated in Table 16-5, a shell slightly larger than the Maximum Specified Case Cash flow shell can be selected. By selecting shell 34, an additional 6 months added to the mine life compared to pit 29, at a reduction of only 0.4% in Specified Case Discounted Cash flow. This shell yields 5% more ore than the maximum case, as well as 13% more waste. Pit 34 offers an additional 105,000 of mined ounces over Pit 29 which is an increase of 5.1%.

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Table 16-5: Nkran Optimisation Results

Shell #	Material					Discounted Cash flow			Mine Life (Yrs)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	g/t)	MT	MT	Oz	($M)	($M)	($M)
29	29.1	2.22	141.2	170.3	2.07	864	864	949	9.7
34	30.6	2.21	159.0	189.6	2.18	860	860	960	10.2

Figure 16-1: Nkran Whittle Analysis

16.2.2.2	Adubiaso Shell Selection

By selecting shell 46, an additional 160kt of ore (9% more) is mined compared to pit 39, at a reduction of only 0.8% in Specified Case Discounted Cash flow. 13% More waste is mined.

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Table 16-6: Adubiaso Optimisation Results

Shell #	Material					Discounted Cash flow			Mine Life (Yrs)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	g/t)	MT	MT	Oz	($M)	($M)	($M)
39	1.7	2.10	10.3	12.1	0.12	55	55	55	0.6
46	1.9	2.05	11.7	13.6	0.12	54	54	54	0.6

Figure 16-2: Adubiaso Whittle Analysis

16.2.2.3	Abore Shell Selection

By selecting shell 60, at a reduction of only 0.4% in Specified Case Discounted Cash flow, the selected shell yields 4.3% more ore than the maximum case, as well as 4.3% more waste. Pit 60 offers an additional 3,600 mined ounces over pit 55 which is an increase of 3%.

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Table 16-7: Abore Optimisation Results

Shell #	Material					Discounted Cash flow			Mine Life (Yrs)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	g/t)	MT	MT	Oz	($M)	($M)	($M)
55	2.0	1.83	11.9	13.9	0.12	40	40	40	0.7
60	2.1	1.81	12.4	14.5	0.12	40	40	40	0.7

Figure 16-3: Abore Whittle Analysis

16.2.2.4	Dynamite Hill Shell Selection

By selecting shell 51, at a reduction of only 1% in Specified Case Discounted Cash flow, the selected shell yields 2.9% more ore than the maximum case, as well as 3.9% more waste. Pit 60 offers an additional 1,700 mined ounces over pit 51 which is an increase of 2.2%.

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Table 16-8: Dynamite Shell Selection

Shell #	Material					Discounted Cash flow			Mine Life (Yrs)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	g/t)	MT	MT	Oz	($M)	($M)	($M)
51	1.1	1.90	7.0	8.1	0.07	26	26	26	0.4
60	1.3	1.80	8.9	10.2	0.08	25	25	25	0.4

Figure 16-4: Dynamite Hill Whittle Analysis

16.2.2.5	Asuadai Shell Selection

By selecting shell 70, at a reduction of only 0.4% in Specified Case Discounted Cash flow, the selected shell yields 3.46.6% more ore than the maximum case, as well as 6.6% more waste. Pit 70 offers an additional 500 mined ounces over pit 55 which is an increase of 2.6%.

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Table 16-9: Asuadai Optimisation Results

Shell #	Material					Discounted Cash flow			Mine Life (Yrs)
	Ore		Waste	Total	Mined Au	Worst Case	Specified Case	Best Case
	MT	g/t)	MT	MT	Oz	($M)	($M)	($M)
55	0.6	1.25	1.7	2.3	0.02	6	6	6	0.2
70	0.9	1.20	3.0	3.9	0.03	4	4	4	0.3

Figure 16-5: Asuadai Whittle Analysis

16.2.2.6	Shell Selection Summary

The inventories of the selected shells are summarised in Table 16-10.

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Table 16-10: Summary of Selected Shells

Pit	Shell #	Ore			Waste	Total
		Mt	Au (MOz.)	Au (g/t)	Mt	Mt
Nkran	34	30.6	2.18	2.21	159	189.6
Adubiaso	46	1.9	0.12	2.05	11.7	13.6
Abore	60	2.1	0.12	1.81	12.4	14.5
Dynamite Hill	51	1.1	0.07	1.9	7	8.1
Asuadai	70	0.9	0.03	1.2	3.9	4.8

16.3	Mine Design

Deposits are mined utilising conventional truck and shovel method. Ore and waste are drilled and blasted, then loaded and hauled to either the Nkran ROM pad, direct tip into the crushing facility at Nkran, placed on pit rim stockpiles (for the remote deposits), or placed on waste rock storage facility with 90 tonne haul trucks. A single fleet of mining equipment are shared between all deposits. The project is mined utilising modern technology with proven success, with no requirement for untried, or untested technology. For the pits Adubiaso, Abore, Dynamite Hill and Asuadai, a fleet of road trucks are utilised to haul ore from the respective pit rim stockpiles to the central processing facility at Nkran.

Nkran commences production first. This assists in keeping the pre stripping volumes low and delivering higher mill feed grades early in the project life.

Approximately one year of waste stripping is required to expose sufficient ore to maintain a constant ore feed rate of 3 Mtpa once the mill is commissioned. During this first year, ore that is stockpiled. This material is utilised in the production schedule, however it is expected once the processing facility is constructed this material is utilised as commissioning material.

The mining of all five deposits runs for a period of approximately 12.5 years based on the current production schedule. The peak production requirements are 34.8 Mtpa (total material movement).

All the pit designs were developed using the Datamine suite of software packages. They were based on the optimal shells selected as detailed in Section16.2.2 and utilised the latest CJM resource block models.

The models were coded with appropriate batter angles, berm widths, bench and stack heights for different rock/material types for each deposit. These slope design parameters, summarised in the tables below were based on geotechnical design criteria provided by Mining One as used in the open pit optimisation.

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Table 16-11: Nkran Geotechnical Parameters

	East and West Walls			North and South Walls
	Fresh	Rl / Rs	Ru	Fresh	Rl / Rs	Ru
Bench Height	18.0	12.0	6	18.0	12.0	6
Berm width	7.0	7.0	6	8.0	7.0	6
Batter angle	70.0	70.0	60.0	80.0	70.0	60.0
Step out	13.6	11.4	9.5	11.2	11.4	9.5
Batter width	6.6	4.4	3.5	3.2	4.4	3.5
Ramp	20.0	20.0	20.0	20.0	20.0	20.0
Soil Solid Geo Berm	20.0	10.0	10.0	20.0	10.0	10.0
Inter Ramp Angle	53.0	47.8	32.4	58.2	47.8	32.4

Table 16-12: Dynamite Hill Geotechnical Parameters

	West Wall with Ramp			East Wall
	Fresh	Rl / Rs	Ru	Fresh	Rl / Rs	Ru
Bench Height	18	12	6	18	12	6
Berm width	8	7	6	8	7	6
Batter angle	65	65	50	65	65	50
Step out	16.4	12.6	11.0	16.4	12.6	11.0
Batter width	8.4	5.6	5.0	8.4	5.6	5.0
Ramp	20	20	20	20	20	20
Soil Solid Geo Berm	15	15	15	15	15	15
Inter Ramp Angle	47.7	42.5	28.5	47.7	43.6	28.5

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Table 16-13: Adubiaso, Abore, Asuadai Geotechnical Parameters

	Fresh	Rl / Rs	Ru
Bench Height	18	12	6
Berm width	11	9	6
Batter angle	70	70	60
Step out	17.6	13.4	9.5
Batter width	6.6	4.4	3.5
Ramp	20	20	20
Soil Solid Geo Berm	20	10	10
Inter Ramp Angle	45.7	41.9	32.4

The criteria for pit and waste dump ramp designs were based on the width and turning circle of a Caterpillar 777, as this size truck is likely to be used by mining contractors. Ramp gradients are 10%, except at the bottom of the pits where they can steepen up to 12.5%. Wherever possible the ramp exits were located at the closest possible distance to the waste dumps to minimise ex-pit haulage.

The pit and waste dump design outlines recognised lease boundaries, neighbouring villages and the local road infrastructure.

Within the pit designs, a minimum distance of 50m is required between the pit edge and final dump toe, which is considered acceptable. However, this is only a minimum separation distance, as the 150% revenue optimisation shell perimeter associated with improved commodity prices was used to demarcate surface area to be left free of infrastructure that might sterilise remaining underground resource. Hence, pit rim to Waste Rock Dump (“WRD”) toe distances will exceed the minimum of 50m in most cases.

In general a minimum mining width of 50m is maintained, although tight conditions in and around the existing pits sometimes result in pinch points where narrower widths are inevitable. However, these occurrences are only over limited lateral and vertical distances.

The existing haul road between Nkran and Abore remains largely unchanged. Only minor realignment will be required as the Nkran waste dump increases its footprint. However, this haul road will require some work to re-establish a running width suitable for ore haulage.

A new haul road will be required between Asuadai, Dynamite Hill and the existing Abore / Nkran haul road to transport ore from Asuadai and Dynamite Hill to the processing plant at Nkran. This will also limit the impact on local villages and the existing road network.

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16.3.1.1	Nkran Pit Design

Nkran pit is developed right from the start of the Project in five stages as indicated (Figure 16-6) and (Figure 16-7)

Figure 16-6: Nkran Stage 1

Figure 16-7: Nkran Stage 2

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Figure 16-8: Nkran Stage 3

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Figure 16-9: Nkran Stage 4

Figure 16-10: Nkran Final Pit and WRD Designs

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Figure 16-11: Nkran Inpit Haul Routes for Stage 4 and 5 Respectively

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16.3.1.2	Adubiaso Pit Design

Figure 16-12: Adubiaso Final Pit Design

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16.3.1.3	Abore Pit Design

Figure 16-13: Abore Final Pit Design

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16.3.1.4	Dynamite Hill Pit Design

Figure 16-14: Asuadai Pit Design

Figure 16-15: Asuadai Final Pit Design

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16.3.2	Mine Production

The scheduling undertaken for the Study is based on the ore and waste inventories for each of the pit designs. The aim of the scheduling component was to ensure that the mining process allowed for:

Pre-stripping and stockpiling of sufficient ore in time for commissioning of the processing plant and then reaching the annual processing plant feed rate

A practical and realistically achievable schedule in terms of fleet deployment, equipment productivities and bench turnover rates

The mining schedule aims to maximise value by:

Reducing waste mining during the early years as much as possible

Mining high grade materials during early years of mine life; and

Delaying mining of deposits with higher ore mining cost

The mining schedule aims to meet the following processing plant feed criteria, during each scheduling period:

○	Plant feed rate of 3.0 Mtpa of ore

○	Maintain a stockpile level of between 3 and 6 months of mill feed

In order to obtain sufficient resolution of material movement and hence mill feed during the early years of the operation, and provide a sufficient level of confidence in the achievability of the schedule.

All mining schedules were generated in Evorelution, Orelogy’s propriety scheduling software. A spread sheet solution was then used to apply a direct tip / stockpile reclaim strategy and thus determine the final processing plant feed schedule.

16.3.3	Operating Assumptions

16.3.3.1	Available Operating Hours

The operation is planned to utilise a two 12 hour shift roster for 365 days of the year based on mining being carried out by a mining contractor.

16.3.4	Scheduling Results

The scheduling results are summarised in (Figure 16-16) and (Figure 16-17) The results show that the schedule is a practical solution that targets value and meets all mining and processing goals on a monthly basis. The key features of the final Base Case schedule include:

3.0 Mtpa of consistent mill feed

Maximised gold grades in the early years of the mine life

The need for 18Mt of pre-strip material movement over 11 months of pre-stripping. There is a significant amount of overlying waste to be removed, particularly in

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Nkran, which is the main ore supply for the project. The additional ore that is reducing the overall strip ratio presents at depth and therefore does not assist with reducing the up-front strip ratio

A maximum annual materials movement of 26 Mtpa

The requirement of an ore stockpile to meet processing requirements

Delaying the development of lower value, higher cost pits to improve the value of the Project. These pits are mined later in the production schedule

The initial need for three excavators and their truck fleets to achieve 26 Mtpa of material movement

Three excavators will be required to ensure sufficient operational flexibility to:

Meet day to day ore and waste mining requirements, (including pit development activities such as drop cutting, ramp development and accessing ore on each of the benches)

Have the ability to blend ore from multiple locations

Maintain production during excavator downtime (planned, or unplanned) and during the wet season

The maximum stockpile balance of 1.9 Mt occurs during year 3. However, during the LOM, from year 2 onwards the stockpile is limited to an average of just over 1.5 Mt, which was deemed a reasonable compromise between the high risk associated with a very small stockpile (especially in the rainy season), and optimised plant feed grade, as well as high cost and space requirement associated with an even larger ore stockpile. An ore stockpile of 1.5 Mt, relates to 6 months of mill feed.

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Figure 16-16: Total Material Movements by Month (First 4 Years)

Figure 16-17: Ore Mined per Month (First 4 Years)

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16.3.5	Fleet Requirements

16.3.5.1	Equipment Size

The scheduling in Evorelution® is driven by the excavating capability during each period (i.e. the product of the number of excavators and their productivity).

For scheduling purposes it was assumed that a fleet of two 300t excavators are mobilised, supplemented with one 100t machine. These excavators will be loading trucks with a payload capacity of 90t. The first principal productivity calculations for determining period by period material movement were based on a Caterpillar 6030, a Caterpillar 6015 and a Caterpillar 777 for the large excavator, small excavator and dump truck respectively.

This selection was based on the likely equipment size that will be used by the mining contractors and this equipment size is used throughout the study, including pit designs.

16.3.5.2	Excavator Productivity

Excavator productivity varies with material type as indicated in the table below.

Table 16-14: Excavator Productivity

Excavator DMT per operating hour
Material Type	Oxide	Transition	Fresh	Average
% of pit inventory	19	12	70	100
100t Excavator	772	858	899	870
300t Excavator	1,565	1,768	1,872	1,802

In order to apply these rates in Evorelution® a weighted average productivity for each excavator was derived based on the global split between oxide, transition and fresh material. Together with the available operating hours, these productivities equate to average annual material movements of 10.1 Mtpa and 4.8 Mtpa respectively for a 300t excavators and a 100t machine.

During the first three months of operation, the excavator productivity is reduced to reflect commissioning, shift ramp-up and the ramping up of operator skill level.

16.3.5.3	Waste Rock Dumps

The waste dumps were staged appropriately to minimise haul distances throughout the life of mine.

The waste dump construction and final landform are based on the following criteria:

The maximum height of waste dumps is currently set at 50m above ground level and restricted to not being higher than the surrounding relief

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A swell factor of 30% was utilised to calculate a material placement density of waste on the waste dumps. A conservative placement density figure of 1.8 t/m3 was selected

Dump bench face angle is designed at 30o during construction, with 10m berms separating benches. During the rehabilitation phase, the WRD side slopes will be progressively dozed down into continuous slopes without benches, as required for agricultural use. After rehabilitation, the final landform slope will not exceed 19o overall slope angle

The waste dumps will be built with a minimum 1:100 gradient on the top surface to ensure effective water shedding

The location of the Nkran dump was developed to ensure it covers over the pre-existing tailings dam, effectively encapsulating it over the life of the operation. This may improve the available rehabilitation options, compared to the current situation

The minimum operating width on the waste dump is 75m

All the waste dumps were designed with ramps of 10% gradient

It has been assumed that all waste is benign and does not require any neutralising treatment, or containment

16.3.6	Mine Operating Costs

The basis of the DPP DFS mining cost estimate were mining contractor price estimates obtained in September 2014. These were based on mining the pits developed for the DFS with waste dump locations. In order to accurately project the future operating costs, two contractor price submissions were selected, deemed to contain reliable and realistic ballpark figures. The average operating unit costs per mining function was calculated between these two submissions.

All costs are estimated in $US.

The average mining cost over the life of the project is USD 3.77/tonne. This cost includes the mining unit costs in (in Table 16-15).

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Table 16-15: USD Mining Costs

USD Cost per Tonne Mined (Ore and Waste)
Drill and Blast	0.89
Load and Haul	2.20
Overhaul	0.09
Grade Control	0.10
MMF	0.45
Rehandle	0.02
Dewatering	0.03
Total	3.77

Figure 16-18: Mining Cost Breakdown

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Figure 16-19: Mining Unit Cost Breakdown

16.3.7	Mine Capital Costs

For the purpose of this document, the capital cost associated with the mining operations was calculated as the cost of the first 10 months of mining.

Table 16-16: Mining Capital Requirements

Mining Cost (USD Million)
Ore Mining Cost (Month 1 to 10)	7.9
Waste Mining Cost (Month 1 to 10)	39.4
Total Mining Cost (Month 1 to 10)	47.4

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16.4	Esaase Mine Design

The Pre-feasibility Study (Phase 2 PFS) focuses on the Esaase pit for development in a second phase. Phase 2 is premised on processing ore from the Esaase deposit in an expanded Phase 1 processing facility, utilising much of the infrastructure of Phase 1.

The objective of this study, as opposed to preceding studies completed on both the Obotan (DFS) and Esaase (FS) projects in isolation, is to identify and evaluate the synergy value in combining the Obotan and Esaase open pit projects.

The methodology of the Phase 2 PFS optimisation can be illustrated in the flowchart (Figure 16-20).

Figure 16-20: Standalone Project Valuation prior Merger

Prior to the acquisition of PMI Gold by Asanko Gold to form the AGM, the Obotan Project (Phase 1) was at an advanced stage of project approval and the investment decision to proceed with the execution of the works was made. The merging of the two companies and hence the ownership of the Esaase and Obotan gold deposits presents AGM with an opportunity to optimise and synergise resources, activities and processing capability of the two deposits as they are geographically located only 30 km from the other.

The Obotan project (Phase 1) is in an execution phase and a decision was taken to investigate the optimisation of the processing (and other) infrastructure given the availability of the multiple gold bearing ore sources located 25 km apart. This optimisation would be conducted at PFS level to determine the magnitude of the

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“value-add” from the various options considered, (as described in the section below). The methodology of the optimisation is illustrated in (Figure 16-21).

Figure 16-21: Methodology for Combined Project Valuation used in the UPFS

In order to sensibly compare outputs from the various options the following was considered:

Capital Expenditure

Operating Cost

Practical operability

Metallurgical recovery

Project Timing / Schedule

Overall Project Value

16.4.1	Options Considered in the Phase 2 PFS

Various possible processing options and strategies were identified during the PFS study, all the processing options had the Obotan detailed mine schedule as a fixed production profile input.

The selected option is a 3 Mtpa (3.8 Mtpa maximum) CIL plant at Obotan and 5 Mtpa Float plant at Obotan.

The Esaase ore to be mined and crushed at the Esaase deposit and then conveyed overland to Obotan. Materials handling infrastructure allows for flexibility of

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processing any ore type through either processing facility thereby optimising ore treatment.

16.4.2	Geology and Geological Resource

For complete geological information, refer Section 14 of this report.

16.4.3	Resource Block Model

The resource model [10_keegan_20121005r.dm] forms the basis of the pit optimisations that are described below. Pit optimisations were carried out on Measured and Indicated Resources only.

Table 16-17: Resource Model Framework Statistics

No. Blocks in X Direction	150	X- Origin	620,000	X inc	20m
No. Blocks in Y Direction	250	Y- Origin	723,000	Y inc	20m
No. Blocks in Z Direction	250	Z- Origin	-200	Z inc	3m

Table 16-18: Resource Model Variable Field Descriptions

Variable	Description
Block Density
AUOK	Gold Grade Ordinary Kriging
VOL	Volume of Block (M3)
RESCAT	Resource Category
1	Measured
2	Indicated
3	Inferred

The red outline in the below illustrations indicate the outline position of the planned open pit mining operation.

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Figure 16-22: Plan View of the Block Model Ore Grades

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N
620000 E
620250 E
620500 E
620750 E
621000 E
621250 E
621500 E
621750 E
622000 E
622250 E
622500 E
622750 E
619750 E
727000 N
726500 N
726000 N
725500 N
725000 N
724500 N
724000 N
723500 N
723000 N
Au Grade
[0,0.4]
[0.4,0.8]
[0.8,1.2]
[1.2,1.6]
[1.6,2]
[2,2.4]
[2.4,2.8]
[2.8,3.2]
[3.2,3.6]
[3.6,4.1]
1" = 509'
0 100 200 300 400 500
ASANKO GOLD
DRA

Figure 16-23: Plan View of the Block Model with 0.6g/t Au cut-off

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

N
619750 E
620000 E
620250 E
620500 E
620750 E
621000 E
621250 E
621500 E
621750 E
622000 E
622250 E
622500 E
622750 E
727000 N
726500 N
726000 N
725500 N
725000 N
724500 N
724000 N
723500 N
723000 N
RESCAT
Measured
Indicated
Inferred
1" = 509'
0 100 200 300 400 500
ASANKOGOLD
DRA

Figure 16-24: Plan view indicating the resource class, of the Block Model with 0.6g/t Au cut-off

16.4.3.1	Block Model Features and Observations

The Esaase block model average grade is approximately 1.4g/t Au, it is classified as a low to medium grade deposit. The ore body is not tabular in shape, but massive. Hence the development of a 3D resource block model for best spatial representation of the deposit.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The Esaase ore body strike direction is in a northeast to southwest direction. The mineralised lenses dip steeply (at around 60o) in the northwest direction.

Figure 16-25: Section of the Esaase Ore Body Mineralisation

16.4.3.2	Block Model Preparation for Whittle® Optimisations

An engineering model was developed from the original resource block model for use in the Whittle® optimisation software. A typical preparation procedure is outlined below:

Block Size Alteration (X-Y-Z Plane) and Mining Dilution

The original resource block model was prepared by the project geologist with 20m x 20m x 3m waste block size (x, y and z dimensions respectively), and 5m x 5m x 3m ore blocks. An opportunity was identified to re-block the ore blocks to a larger block size (10m x 10m x 6m), thereby encapsulating an inherent dilution factor (nearest neighbour diluted model) based on the 3D shape of the ore body in the block model. The effective average grade dilution effected by this re-blocking exercise amounts to approximately 8%. The re-blocking approach was favoured over utilisation a static 10% value as would normally be applied in the optimisation software as it was considered to be a better estimate of dilution when considering the Selected Mining Unit (“SMU”).

Furthermore, if the provided resource block model block size in the Z-Y plane is extremely large, it is often necessary to re-block these blocks into smaller fractions

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

in order to achieve better resolution on the final pit shell produced by the optimiser. The problem of low pit shell resolution due to large blocks is exacerbated by steep slope sets. Therefore, the waste block size in the X-Y-Z plane was also reduced to 10m x 10m x 6m.

Clip Blocks to Surface Topography Wireframe

The Esaase resource model was clipped to the topographical wireframe, and all such blocks, or fractions thereof were removed.

Addition of waste blocks

In order for the mineable shape optimiser to accurately estimate costs related to the stripping of waste overburden, waste must be added to the model in the form of blocks, filled to the topography wireframe. The original block model file [10_keegan_20121005r] as received from the project geologist already contained the required waste blocks.

Whittle required input fields

Whittle requires the following fields as inputs in order to prepare an optimisation:

Rock name: Resource classification into the Measured, Indicated or Inferred class combined with the metallurgical significant rock type.

Density: Field specifying the RD per mined block

Block Tonnes: The calculated tonnage for the block based on the block volume and in-situ density

Ore Tonnes: Ore Tonnes based on whatever criteria deemed relevant for the project or financial scenario. The quantity of ore tonnes per block was calculated using the measured and indicated classes only, at a cut-off grade of 0.6g/t Au

Commodity Content, or Grade: Whittle uses as input for the value per package, either the grade or quantity of the commodity/ties in question

PCAF: the Processing Cost Adjustment Factor was calculated based on the rock type of the block

MCAF: the Mining Cost Adjustment Factor used for the whittle optimisation was based on the calculated variable mining cost at 0.0088 US$ per vertical metre below the reference elevation and 0.0057 US$ per vertical metre above the reference elevation. The reference elevation for the Esaase deposit was taken to be 280m AMSL

16.4.3.3	Whittle Four-X® Optimisation Methodology

Pit optimisations were carried out using Whittle Four-X® pit optimisation software. For a given block model, cost, recovery and slope data, Whittle Four-X® software calculates a series of incremental pit shells in which each shell is an optimum for a varying commodity price factor.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The cash flows are exclusive of any capital expenditure, or project start-up costs and should be used for pit optimisation comparison purposes only. No project Net Present Value (“NPV”) can be derived or assumed from these cash flows.

16.4.3.4	Pit Optimisation Input Parameters

Mining Dilution and Recovery

For the purpose of the optimisations, a 98% mining recovery was applied to allow for any cross-haulage of ore to the waste rock dumps.

Mining dilution factor of approximately 8% was employed, as dilution is already applied to the block model by means of the ore re-blocking exercise.

Overall Pit Slopes

The overall pit wall slope angles adopted for the pit optimisation were based on the slope parameters as described in Section 16.2.1. The geotechnical parameters used in the Whittle optimisation are summarised in (Table 16-19) below.

Table 16-19: Geotechnical Slope Parameters used in the Optimisation

Geo-Technical Slopes	Units	Esaase - UPFS
Weathered Zone	OSA	40.4[o] E	40.4[o] W
Transitional Zone	OSA	52.8[o] E	46.6[o] W
Fresh Zone	OSA	62.2[o] E	53.8[o] W

Base Date, Currency and Money Terms

The base date for all costs used in the Whittle® optimisation was based on Quarter 4 2014.

Unless otherwise specifically stated, all monetary values presented in this documents are in United States Dollars.

Mining Cost Parameters

The mining cost parameters were based on the best information available at the time of performing the optimisations. The estimate of the mining costs was based on the average of two contractor tendered values for the Obotan 2014 DFS utilising similar equipment. The detail of the mining cost parameters are shown in the (Table 16-20) below.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 16-20: Mining Cost Parameters

Mining Costs	Units	Value
Reference Elevation	m AMSL	280
Reference Drill and Blast	$/t	1.27
Oxide - Waste	$/t	0.34
Trans - Waste	$/t	0.89
Fresh - Waste	$/t	0.92
Oxide - Ore	$/t	0.93
Trans - Ore	$/t	1.17
Fresh - Ore	$/t	1.38
Pre-split Costs	$/t	0.35
Reference Load and Haul	$/t	1.24
Oxide - Waste	$/t	1.20
Trans - Waste	$/t	1.22
Fresh - Waste	$/t	1.24
Oxide - Ore	$/t	1.47
Trans - Ore	$/t	1.53
Fresh - Ore	$/t	1.55
Dewatering Cost	$/t	0.02
Ancillary and Support Equipment	$/t	0.07
Grade Control Cost	$/tore	0.56
Ore Re-handle Cost (33%)	$/tore	0.61
Rehabilitation Costs	$/t	0.00
Ore Incremental Cost - Oxide	$/tore	1.42
Ore Incremental Cost - Trans	$/tore	1.15
Ore Incremental Cost - Fresh	$/tore	1.34
Extra Over - Hauling	$/t/km	0.40
Negative MCAF	$/t/Vm	0.0088
Positive MCAF	$/t/Vm	0.0057
Reference Mining Cost	$/t	2.59
Monthly Management Fee	$/mth	675 000

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Mining Cost Adjustment Factors

The mining cost adjustment factor were calculated based on the rock type, relative elevation and the distinction between ore and waste. The increase in mining cost to adjust for vertical and horizontal hauling distances, was 0.088 US$/t per vertical metre for benches below reference elevation and 0.057 US$/t per vertical metre for benches above reference elevation.

16.4.3.5	Processing Costs

The processing costs are detailed in Section 13.

16.4.3.6	Processing Recoveries

The processing recoveries are detailed in Section 13.

16.4.3.7	Processing Method

The Phase 2 Esaase deposit was optimised using ore selection by cash flow method. The following processing parameters were selected in the optimisations:

Minimum Process Grade : 0.6 g/t Au

Ore Selection Method : Cash flow

Multiple Process Paths : Yes

16.4.3.8	On-mine General and Administrative Charge

The on-mine charges consisted of the general and administrative charges. The synergies of operating the two sites resulting in a saving attributable to the Esaase deposit. The general and administrative charge was provided by Asanko Gold:

G&A Charge (Obotan) : US$ 1,333,333 / month

G&A Charge (Esaase): US$ 456,130 / month

16.4.3.9	Off-mine Charges

The off-mine charges consisted of the refining charge.

Refining Charge: US$ 4.16 / oz Au

16.4.3.10	Revenue Parameters

The base case revenue parameters used for the Whittle® optimisation were provided as follows:

Gold price : US$ 1,300 / oz Au

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

16.4.3.11	Discount Rate

The discount rate used in the Whittle® optimisations.

Discount Rate: 5%.

16.4.3.12	Royalty Rate

The royalty rate used in the Whittle® optimisations as per Ghanaian Mineral Royalty Legislation:

Royalty Rate: 5%.

16.4.3.13	Constraints

Constraints in the Whittle® optimisation typically consist of mining, processing and element selling limits. The following constraints / limits were used in the various Whittle® optimisations:

Mining Limit : 9.0 Mtpa

Processing Limit : 5.0 Mtpa

Element Limit : None

16.4.3.14	Optimisation Method

The Milwa® Balanced Algorithm was used in all optimisations. The Milwa® Balanced Algorithm seeks to optimise both the discounted pit value whilst maintaining processing throughputs, as well as adjuring the mining rate, as far as possible to the targeted mining rate / limit.

16.4.4	Financial Model Inputs

The mine schedule generated from the Esaase Whittle® optimisation of the selected processing options along with the static DFS mine schedule of the Obotan resources were used to develop an optimised feed schedule for the two plants. The mine schedule and plant feed schedules informed the operating and capital cash flows. The financial input parameters formed the key information used in the financial analysis. The financial models were developed and run through the approved Asanko financial models. The steps followed in generating the financial input parameters for each of the options is listed in (Figure 16-26) below:

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 16-26: Financial Input Parameters Steps

16.4.5	Optimisation of Selected Option

The selected option from the PFS study is inclusive of measured and indicated material only, the purpose of this optimisation is to provide a key mechanism in the process of converting resource to reserve.

Multiple processing and transport options were assessed in the Phase 2 PFS.

Based on the best discounted pit value, the option of co-locating the processing facilities and conveying the ore to Obotan proved to have the best financial outcome.

The peak discounted pit value (shell 32) formed the basis of the mining schedule and financial analysis comparison.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 16-27: Whittle Pit-by-Pit Graph for Measured, Indicated Resources only

The above optimisation shows an optimal pit value at Pit 32. A summary of the statistics associated with the resultant optimal pit (shell 32) is listed below.

Table 16-21: Results for M&I inclusive Whittle Optimal Scenario

Parameter	Units	Value
Ore Tonnes Mined	57.7	Mt
Waste Tonnes Mined	239	Mt
Total Tonnes Mined	296.7	Mt
Life Of Mine	11.25	Years
Overall Sripping Ratio	4.1:1
Au Metal Mined	2.64	Moz Au
Average Au Grade	1.43	g/t Au

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

16.4.6	Project Schedule Assumptions

The Obotan mining schedule is static as per the DFS. Mining starts as per schedule in Q1 2015. The Obotan plant is planned to be commissioned in Q1 2016. Esaase mining is planned to start Q3 2017 with float plant commissioning in Q1 2018.

16.4.7	Mine Production Schedules

The Obotan mine schedule remained static for the various processing options. Figure 16-28 below shows the static Obotan mine schedule.

Figure 16-28: Static Obotan Mine Schedule

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

(Figure 16-29) below shows the combined Obotan and Esaase Mine production schedule for processing.

Figure 16-29: Total Mine Schedule

16.4.8	Plant Feed Schedules

The plant feed schedule for the selected options is developed from the expected commissioning dates for the two plants and the mine production schedules. Cognisance of stockpiling and re-handling is taken into account. (Figure 16-30) below shows the combined CIL and float processing plant feed schedule.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 16-30: Combined Plant Feed Schedule

16.4.9	Esaase Mine Design

16.4.9.1	Pit Design Parameters

Pit design parameters are in keeping with established mining practice and are below.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 16-22: Pit Design Parameters

Pit Design		Parameter
Pit Slope Angles		As per geotechnical report specification
Haul Road Design	Width – Dual lane – Single lane	21 m 11 m
	Gradient Minimum radius of turning circle	10% 25 m
Working Widths	Minimum pit base width Minimum cutback width	30 m 50 m

It is accepted that the width of an inpit haul road should be at least 3 times the width of its haul truck. From the equipment selection process and contractor submissions, the CAT 777D would be suitable for this project. At a width of around 6.5 m, this translates to a required width of 19.5 m. Hence, a maximum road width of 21 m was assumed for the Phase 2 PFS.

The pit design is based on measured and indicated material only.

The pit exits for north, main and south pit are positioned as close as possible to the three surrounding waste dumps in order to minimise hauling distances for waste material. Further optimisations are possible in splitting the pit ramp to allow ore to exit on the ROM pad, further adding value with savings on ROM haulage.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 16-31: The Esaase Gold Open Pit Detail Design (Final Pushback and WRD)

Figure 16-32: Esaase Final Pit Design

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Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220
Page 412 601

Figure 16-33: Plan view of the Esaase Final Pit Design

16.4.9.2	Optimal Pit vs Detailed Pit Design

In order to determine whether the final pit design is sufficiently similar in shape, size and position, to the original optimised pit, the potential ore and waste contents within the design are measured, and compared to the relevant Whittle® optimisation results. As Whittle® employs a range of modifying factors in calculating the final output results, a similar process is followed when estimating

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Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

the comparative figures from the pit design evaluation. A summary of this calculation and subsequent comparison is outlined below.

Table 16-23: Whittle Optimal Pit vs. Pit Design Comparison

	Ore (Mt)	Waste (Mt)	Total (Mt)	Strip Ratio	Ore Grade (g/t Au)	Metal (Moz Au)
Whittle® Optimal Pit	57.7	230.5	288.2	4.0	1.43	2.64
Design Evaluation	60.1	267.3	327.4	4.4	1.41	2.73
Variance %	4.1%	16.0%	13.6%	11.3%	-1.1%	3.3%

Variances between the Whittle® pit and the final pit design will invariably occur due to the application of design factors such as the ramp design parameters, as well as the detailed slope design. In the design, actual batter angles and berm widths are used, as opposed to the overall slope angle, (inclusive of a ramp system) as indicated in the pit optimisation results.

16.4.10	Proposed Mining Operation

16.4.10.1	Mining Method

Mining by conventional open pit methods of drill and blast followed by load and haul will be employed.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 16-34: A Typical Truck and Shovel Mining Operation

Drilling and blasting will be performed on 12m benches. Loading of the blasted material will be performed on two 6m flitches. The mining fleet will consist of hydraulic excavators with bucket capacity of 15m3, and off highway rigid frame dump trucks with 90t capacity. Rigid frame diesel trucks have been used in the mining of large open pits for many years and their mechanical capabilities are well respected, hence the selection of diesel-powered rigid trucks in this study. The contractors approached for estimates reflect a similar approach in equipment selection.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 16-35: The Liebherr R9250 Backhoe Type Waste Excavator

Figure 16-36: The CATERPILLAR 777D/F Off-Highway Truck

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

These trucks and excavators will be supported by standard open-cut drilling and auxiliary equipment.

The envisaged scale of mining at the Esaase project is medium in size with a total material movement in the first 5 years of operation of maximum 30 Mtpa and the remaining LOM total material movement of maximum 35 Mtpa. The annual mill feed requirement is 5 Mtpa.

Waste material will be hauled to the two allocated waste rock dump positions to the west and south of the pit. Some waste material will be required for infrastructure such as the tailings storage facility.

As a considerable fraction of the oxidised overburden is considered to be softer than the underlying fresh rock, an estimated 100% of the oxidised material will not require blasting and will “free-dug”, or ripped with a dozer. Exploration drilling has indicated an oxidised zone with an average depth of 24m below surface.

The orebody strike orientation is in a northeast southwest direction, and dips steeply (at approximately 70o) in a northwest direction. Due to the stratigraphic orientation, geotechnical conditions are expected to differ significantly between the east and west pit walls. As a means of reducing cost associated with waste stripping, this study targets a steeper pit wall slope than before by means of geotechnical, support as well as in pit haul route optimisations.

Figure 16-37: The Sandvik DP1500 Drill Rig (or equivalent) is suitable for the estimated mining volumes

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 16-38: The Caterpillar 992F FEL (or equivalent) is suitable for the estimated mining volumes

Figure 16-39: The Caterpillar D9R Dozer (or equivalent) is suitable for the estimated mine plan

A significant challenge in terms of project production planning is the vicinity of human settlements in the form of the Esaase, Aboabo and Tetrem villages. Both the size, (number of inhabitants) and proximity to mining of the settlements will

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

constrain mining operations. The surrounding villages are home to approximately 25,000 inhabitants. Some significant considerations around settlement proximity and relocation are:

As the planned final pit pushback perimeter extends over the 500m blasting radius line of both the Esaase and Tetrem villages, the stated intention is to relocate portions of these settlements in order to optimise the mining reserve. Preliminary financial investigations have confirmed that the value of the underlying material justifies the initial relocation expense

In order to optimise the project NPV, the intention is to commence mining operations before the relocation process is complete. Therefore, while the relocation is in progress, production will be constrained to the areas inside the constrained respective blasting radii

As the targeted WRD positions also overlap with the perimeter of the Tetrem village, waste rock will be hauled to an alternative WRD until the village is completely relocated. Details regarding WRD position and strategy will be covered in detail in the respective sections

16.4.10.2	Open Pit Work Roster

The mining operations are scheduled to work 365 days in a year, less unscheduled delays such as high rainfall events which may cause mining operations to be temporarily suspended.

Table 16-24: Asanko Roster System

Expats	6 weeks on site, 2 weeks off	6-2
Admin Staff	5 day week (44 hours)	5-2
Shift Workers	12 hr shift roster, 1 swing shift	3 x 8
Engineering	12 day fortnight (i.e. 5 x 10 hr days per week, 5 hr every alternate Saturday and Sunday)	11 df

A contract mining approach will be adopted.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 16-25: Mining Labour Numbers

		Production			Tech Services
Labour	Management, Admin	Supervision	Operators	Maintenance	Mining & Survey	Geology	Others	TOTAL
Owners team	2	3	0	0	12	13	0	30
Contractors	27	0	108	88	0	0	49	272

16.4.10.3	Drill and Blast

Rock fragmentation will be accomplished through drilling and blasting. Geotechnical test work has confirmed that 100% of the weathered material will not require blasting, and will be excavated using free dig equipment. However, all transition as well as fresh material will be blasted.

The pit configuration bench height and waste material type anticipated at the project suit drill rigs capable of drilling drill holes with a diameter of 127mm. Drill burden, spacing and sub-drill design will be functions of the varying material types of the deposit.

An emulsion based product with water resistant characteristics and a higher velocity of detonation is recommended to achieve a better fragmentation.

The blast pattern is dictated by the powder factor required to ensure appropriate fragmentation and heave. The selection of the powder factor is based on the Unconfined Compressive Strength (“UCS”) measurement results obtained from the preliminary excavation characterisation work. For weathered material the UCS range is between 8 MPa and 12 MPa, which suggests a very weak rock. For fresh material the UCS range is between 28 MPa and 80 MPa, which suggests a weak to moderately strong rock.

As part of the geotechnical optimisation of the pit, it was recommended that pre-split blasting will be required for the complete final wall position. The pre-split cost have been included in the operating cost. The pre-split holes will drilled at a spacing of 1m and a hole diameter of 90 to100 mm. The pre-split blasting will achieve two goals, reduction of ground vibration for compliance to Ghana regulations regarding surrounding villages, and protection of the high wall condition.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 16-26: Blast Design

Blast Type	Bench Height	Hole Diameter	Powder Factor	Spacing	Burden	Stem Height	Sub Drill	Explosive Mass
	(m)	(mm)	(kg/bcm)	(m)	(m)	(m)	(m)	(kg)
Oxide	3	Free Dig
Trans/Fresh	6	115-127	0.78	4.5	3.1	2.9	1.0	45
Pre-Split*	6	90	0.35	1	n/a	n/a	0.6	5 - 10

* Estimated Calculations for pre-split blasting

16.4.10.4	Waste Rock Dumps

WRD Positions and Layout

The waste rock dumps associated with mining operations will be constructed to meet the requirements of the Ghanaian Mining Regulations and AKOBEN guidelines. They will initially to be constructed with the natural rill angle of approximately 37o degrees, which is the angle of repose of the dumped material. This is then to be contoured progressively to an overall slope angle of 18.5o (1:3) to allow for slope stability and re-vegetation. The waste dump will be progressed by tipping from a higher level against a windrow and progressively pushing the waste out with a dozer.

Figure 16-40: Final WRD Slope Design

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Waste dumps will be progressively rehabilitated with topsoil, where possible. Surfaces of dumps will be contoured to minimise batter scour and ripped at 1.5m centres to a depth of 400 mm, where practicable. All such rehabilitation work will be carried out progressively. Seepage and shallow ground water flow along the perimeter of the mine residue deposits should be controlled with suitable toe drains.

Selected waste rock will also be used for the construction of the ROM pad, TSF walls and other infrastructure items during the site construction phase and for further TSF wall lifts during the life of mine.

Good mining practice dictates that mine sites be rehabilitated to a sustainable state after the mining operations reach completion. Hence, all areas impacted by the project will be stripped of topsoil before commencement of construction. This topsoil will be stockpiled for future rehabilitation work at the end of the mine production life.

There are a number of factors that need to be considered in evaluating the best option for a waste storage area. They include:

Storage capacity

Stored material

Visual impact

Haulage distance costs

Site drainage

Site access and preparation

As result of the mountainous topography surrounding the Esaase project area, the WRD layouts are have been planned against the slope of mountains on the south and west of the planned pit position. Neither of the WRDs extend higher than the peaks of their respective neighbouring topographic structures.

Figure 16-41: N/S Section through WRD1 indicating WRD Position against Mountain Side

In planning the WRD positions, special cognisance was taken of existing natural water courses. The proposed dump footprints were selected carefully not to create dams, or otherwise constrict water flow in the naturally undulating environment.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

As illustrated in Figure 16-41 three main areas have been allocated for Esaase waste rock storage:

WRD 1 – located directly west of the main pit

WRD 3 – Backfilled south pit

North and northern portion of the main pit backfill

Figure 16-42: Final Esaase Pit and WRD Layout

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

16.4.10.5	Storage Capacity

For the purpose of optimising the waste hauling costs, the Esaase WRD’s were split into various stages as indicated in Figure 16-43 below.

Figure 16-43: Esaase WRDF’s Split into Various Stages

After running various optimisations, WRD1 was designed to a maximum RL of 340m and WRD3 to a maximum 390m RL. The reasoning behind this decision is twofold:

Most of the WRD3 footprint area falls within the 500m blasting radius around the south zone, whereas most of the WRD1 footprint is outside of this line. Due to the topography of the area, a decrease in WRD height also decreases the footprint. Hence, by reducing the size of WRD1 and increasing the size of WRD3, less

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

additional cost will need to be incurred in the form of acquisition of land covered by WRD footprints

The footprint of WRD1 extends further away from the mining operation than that of WRD3 for the same maximum WRD build height. This additional distance inevitably implies comparatively higher haulage costs for hauling waste to WRD1

The estimated waste capacity per bench per WRD stage for Esaase is listed below:

Table 16-27: Estimated WRD Capacities

RL	WRD1a	WRD1b	WRD1c	WRD3e	WRD3w	WRD3c	South Zone BF
250	-	-	-	-	-	-	n/a
260	276,561	666,805	729,508	292	,357	-	n/a
270	1,395,569	2,550,681	3,080,635	52,241	75,237	1,484,263	17,332,958
280	3,883,077	5,697,130	7,778,492	626,241	2,562,050	4,891,725
290	8,222,822	9,860,949	14,909,028	1,516,427	4,633,270	8,663,325
300	13,799,657	14,616,989	24,072,064	2,559,459	6,972,838	12,552,301
310	20,015,231	19,659,238	35,021,897	3,676,306	9,597,462	16,567,044
320	26,139,420	24,857,600	47,781,668	4,834,632	12,513,831	20,745,483
330	31,504,215	30,037,979	1,934,017	6,024,789	5,757,475	25,011,151
340				7,353,809	19,220,304	29,441,910
350				8,910,312	22,766,548	34,134,662
360				10,746,794	26,491,633	39,118,157
370				12,881,406	30,355,782	44,346,004
380				15,387,941	34,414,916	49,781,267
Total	31,504,215	30,037,979	61,934,017	15,387,941	34,414,916	49,781,267	17,332,958
						TSF Waste Requirement	26,00,000
						Grand Total	6,393,293

An additional volume is also required for the construction of the TSF. The required volume relates to roughly 26 Mt of waste material.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 16-44: Esaase WRD Storage Contribution

16.4.10.6	Waste Storage Schedule and Constraints

In planning the waste haulage routes and waste hauling schedule, the first priority is to minimise early waste haulage costs as a means of further optimising the project NPV. The shortest haul routes and closest WRD positions are prioritised during the early stages of mining. In the case of Esaase, the intention is to fill WRD1a to capacity before continuing to WRD1b and later WRD1c, thereby delaying extensive hauling costs associated with the longer distances to the WRD1b and WRD1c positions. Furthermore, as the Tetrem village falls within the footprint of WRD1a, waste storage at this location is unavoidably delayed until the relocation of the entire village is complete. Furthermore, due to the proximity of the Tetrem village relative to the proposed WRD positions, the process of its relocation will delay waste haulage to the WRD1 and WRD3w positions until after the first two years of mining. Hence, all waste will be transported to the TSF and WRD3e positions during this time.

In the case of WRD3e, 3w and 3c, waste movement logistics are further complicated by the position of WRD3c over the south zone of the main pit. Hence, the south zone will only be backfilled once it has been mined out completely. WRD3e has been prioritised over WRD3w because of WRD3w’s proximity to the Tetrem village. As mentioned earlier, the planned relocation of the Tetrem village is only scheduled to occur after the commencement of mining operations. WRD positions have been prioritised on the basis of haulage distances and time constraints associated with target area availability.

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Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

It should be noted that the above WRD designs were completed prior to the commencement of Phase 2 PFS. As main feature of the selected Phase 2 option, the Esaase plant will be constructed as an expansion to the Phase 1 processing facility. This might allow for further optimisation of WRD1 to the west of the pit. The availability of the previous plant footprint area to the south of WRD1, allows for expansion in that direction, thereby reducing the average hauling distance for the WRD slightly. This option will be further explored at the next study phase.

Figure 16-45: WRD Development over LOM

16.4.10.7	Esaase Arsenic Rich Waste Rock Management

To minimise the leaching of arsenic from the WRD’s it will be essential that high arsenic waste, (which is defined as waste rock containing more than 400 mg/kg) and especially high arsenic fresh waste, is not unduly exposed to atmospheric conditions on active dump heads. Instead, such material will be identified prior to mining and selectively handled in a manner that allows covering by low arsenic material and/or typical oxide waste in a timely manner. This will involve segregation and selective placement of high arsenic rock within small cells that become encapsulated within the core of the dump and entirely surrounded by a much larger mass of low arsenic or typical oxide material. It is estimated that around 7% of total waste rock will have an arsenic content that is greater than 400 mg/kg.

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Asanko Gold Mine Phase 2
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Our Ref: TGHDP0220

Figure 16-46: Management of Arsenic Rich Waste in WRD’s

The cells for containing high arsenic material will be constructed in a manner that results in a low permeability within the cell and the overlying oxide cover. This will ensure a high level of control on water flux through high arsenic material. Furthermore, as most arsenic rich material will naturally occur in fresh rock as arsenopyrite, a high degree of compaction will also limit diffusive movement of oxygen into cells and thereby limit the potential for oxidation of arsenopyrite (as well as associated pyrite). The low permeability cells will be constructed by paddock dumping of oxide waste (i.e. dumped as a single layer on a level surface), as this will allow the rock to be levelled and compacted in small lifts.

16.4.10.8	Pit Dewatering and Drainage

In-pit water management will primarily consist of run-off control and sumps.

As the LOM pit will be operating at depths greater than 200m below crest, specialist high lift pumps will be required. Pontoon mounted pumps will be used to draw from sumps. This will ensure the pumps are not submerged as sump water levels rise rapidly in response to a rainfall event.

The key operational requirements will be to:

Minimise water flows into the pit using perimeter bunds, drains and fill, where practicable

Provide pit pumping capacity for foreseeable extreme events

Maintain pit wall drainage

Provide permanent and temporary sumps capable of handling the expected water inflows

Install settling ponds for the removal of solids prior to discharge off-site

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

17	RECOVERY METHODS

17.1	AGM Phase 1

The AGM Phase 1 processing plant design is based on a typical single stage crushing, SAG and ball milling circuit followed by a CIL plant. The flow sheet includes a single stage jaw crusher that can either feed onto a live stockpile, or directly into an open circuit SAG, (complete with pebble crusher) and ball milling unit in closed circuit with classification cyclones. A gravity recovery circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product (cyclone overflow) will gravitate to a pre-leach thickener, via a trash removal screen. Thickener underflow will be pumped directly to a pre-oxidation stage followed by a seven stage CIL plant. Leached gold will adsorb onto activated carbon, which flows counter-currently to the gold-bearing slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to cyanide destruction. Cyanide in the CIL tailings will be detoxified using a three phase hybrid cyanide destruction process. WAD concentration will be reduced in a single tank by means of SMBS and air. The SO2/Air process will be used for cyanide destruction.

The detoxified tailings are then pumped to the tailings storage facility. Absorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. Barren carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning. After washing the gold sludge from the electrowinning cathodes, the sludge will be decanted and treated in a drying oven after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The plant will further incorporate water treatment, reagent preparation, oxygen generation and supply, compressed air and water services.

This process flow sheet is well known in industry, and is relatively low risk as it has historically been proven a successful processing route for Obotan region ores during Resolute Mining Ltd operations of 1998 to 2002.

17.1.1	Process Design Criteria

The key process design criteria listed in Table 17-1 form the basis of the detailed process design criteria and mechanical equipment list for Phase 1 of the AGM Project.

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Asanko Gold Mine Phase 2
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Our Ref: TGHDP0220

Table 17-1: AGM Phase 1 Key Process Design Criteria

	Units	Value
Plant Capacity	t/a	3,000,000
LOM Average Head Grade	Au g/t	2.15
Fresh sulphides	Au g/t	2.19
Transitional	Au g/t	1.90
Oxides	Au g/t	1.59
LOM Average Ore Split
Fresh sulphides	%	90.7
Transitional	%	5.9
Oxides	%	3.4
LOM Average Overall Recovery	%	92.58 *
Gravity Recovery	%	39.9
Fresh sulphides	%	40.0
Transitional	%	40.0
Oxides	%	37.0
Crushing Plant Running Time	hpa	5 125
Crushing Plant Feed Rate	tph	585
Milling & CIL Plant Running Time	hpa	7 996
Milling & CIL Plant Feed Rate	tph	375
ROM Feed Size (F100)	mm	800
Leach Feed Size (F80)	µm	106
Leach Residence Time	hr	24.0
Leach Slurry Feed Density	% w/w	45.0

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Asanko Gold Mine Phase 2
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Reference: Rev 2

Our Ref: TGHDP0220

	Units	Value
Number of Pre-Oxidation Tanks	#	1
Number of CIL Tanks	#	7
LOM Average CIL Cyanide Consumption	kg/t	0.59
LOM Average Lime Consumption	kg/t	0.71
Elution Circuit Type		Split AARL
Elution Circuit Size	t	5.0
Frequency of Elution	batches/day	2
Cyanide Destruction Process		SO2 / Air Process

Note

*	Based on test work and includes calculated discount factors to account for CIL solution gold losses, fine carbon gold losses, and scale-up / ramp-up as follows:

Concentrate CIL carbon fines losses at 40g carbon per ton milled at a grade of 50 g/t Au.

Solution gold losses based on 42% solids in the CIL tails stream and 0.01 g/l Au in solution.

A discount of 0.6% over the life of mine has been allowed for scale-up, ramp up, and commissioning affects.

17.1.2	Plant Design

A simplified process flow diagram for the AGM Phase 1 processing plant is provided in Figure 17-1.

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Our Ref: TGHDP0220

Figure 17-1: AGM Phase 1 Block Flow Diagram

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Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

17.1.2.1	Crushing Circuit

The primary crushing circuit consists of a single tip with a dedicated ROM bin and a single jaw crusher in open circuit. Primary crusher product will report to the crushed ore stockpile.

The ROM ore (F100 800 mm, F80 500 mm) will be loaded into the 100t ROM Bin by a Front End Loader (“FEL”), or by direct tipping from trucks.

The ROM ore will be drawn from the ROM bin at a controlled rate by a single, variable speed apron feeder, and fed directly to the jaw crusher. The speed of the apron feeder will be controlled to maintain crusher throughput. Fine material spillage from the apron feeder will report to the primary crushing conveyor, where it will be combined with the primary crushed product (P100 250 mm, P80 160 mm). The primary crushing conveyor is fitted with a belt magnet to remove any tramp iron material. The primary crushing conveyor discharges the crushed material onto the overland conveyor.

Provision has been made for dust suppression at the crushing circuit.

17.1.2.2	SAG Mill Feed

The crushed ore is conveyed from the crushing circuit to the 1550t crushed ore stockpile area. A stockpile bypass facility has been incorporated to allow material to bypass the stockpile and report directly to primary milling. The overland conveyor can either discharge onto the bypass shuttle conveyor (when bypassing the crushed ore stockpile), or onto the stockpile feed conveyor (for storage onto the crushed ore stockpile). In the event that the stockpile bypass facility is being used, the bypass shuttle conveyor will discharge directly onto the mill feed conveyor.

The ore from the stockpile will be withdrawn at a controlled rate by means of a duty / standby apron feeder arrangement which discharges directly onto the mill feed conveyor. A weightometer will indicate the instantaneous and totalised crushed ore mill feed tonnage and will be used to control the speed of the apron feeders, and thus the SAG mill feed rate. The SAG milling circuit is designed to treat 375 tph of crushed material. Scats rejected by the SAG mill will be sent to a pebble crusher and reintroduced into the system by discharging onto the mill feed conveyor.

Quicklime will be stored in a 100t silo and will be metered onto the belt using a variable speed screw feeder. Quicklime will be delivered to site by tanker, and will be pneumatically transferred to the lime silo using an off-loading blower.

Provision has been made for a ball loading system, for loading of grinding media into the SAG mill (via the mill feed conveyor).

Provision has been made for dust suppression at the stockpile area.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

17.1.2.3	Grinding and Classification

The grinding circuit will consist of a primary SAG mill and secondary ball mill in closed circuit with a cyclone bank and a pebble crusher.

The mill feed conveyor transfers the crushed material directly to the SAG mill, which operates in open circuit to deliver a primary milled product of P80 1 mm. Water will be added to the SAG mill feed chute to control the in-mill density.

The SAG mill discharge is screened via a 12 mm aperture trommel screen. Screen oversize will be conveyed to a single pebble crusher, where it will be crushed to below 12 mm prior to recycling back to mill feed conveyor. The pebble crusher feed conveyor will be fitted with a weightometer for control purposes. Provision is made for a SAG mill pebble bunker, in which any pebble overflow will be stored for further handling.

The screened SAG mill product is pumped to the secondary mill circuit for further grinding. The secondary ball mill is an overflow discharge mill, operated in closed circuit with a classification cyclone cluster. Ball mill discharge will be screened by means of a 12 mm aperture trommel screen. Trommel screen oversize material will be collected in the ball mill scats bunker, while the undersize material gravitates to the ball mill discharge tank.

The SAG mill discharge gravitates directly to the ball mill discharge tank, where it combines with the ball mill trommel screen undersize, before being fed to a classification cyclone cluster via a duty / standby pumping arrangement. The classification cyclone overflow stream (P80 106 µm) gravitates to the pre-leach thickening circuit.

A portion of classification cyclone underflow stream gravitates to the primary gravity concentration section while the remainder bypasses this section and combines with the gravity concentration tailings, before reporting back to the secondary ball mill feed for further grinding. Flow to each centrifugal concentrator will be controlled with a weir type cyclone overflow box and gate valves.

Each of the two gravity concentrators is equipped with a horizontal vibrating, feed scalping screen upfront, to remove any debris from the feed. Scalping screen oversize material combines with the gravity concentrator tailings, and bypass stream. The gravity concentrators will be operated on a semi-batch basis, with periodic recovery of the coarse, high SG concentrate being gravity fed to the vendor supplied and controlled intensive leach reactor.

Dilution water will be added to the ball mill feed for in-mill density control, as well as the ball mill discharge tank for cyclone feed density control. Provision has been made for spillage handling in the area.

17.1.2.4	Pre-Leach Thickening

The secondary ball mill classification cyclone overflow stream gravitates to a horizontal vibrating trash removal screen, to remove any miss-reporting coarse ore

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particles, wood fragments, organic material and plastics that would otherwise become locked up with the circuit carbon and ‘peg’ the inter-tank screens. The trash screen oversize will report directly to a trash bin, whilst the underflow will report to the pre-leach thickener, via a two-stage sampling system.

The pre-leach thickener is a high rate thickener that will thicken the milled slurry to 45% solids (w/w). The thickened underflow slurry will be pumped to the CIL circuit by means of a duty / standby pumping arrangement, while the thickener overflow product will gravitate to the process water circuit.

Provision has been made for flocculant addition, lime addition, and spillage handling in the area.

17.1.2.5	Leach and Carbon Adsorption Circuit

The leach and carbon adsorption circuit will consist of one, mechanically agitated, CIL pre-oxidation conditioning tank, followed by seven mechanically agitated CIL adsorption tanks, to provide a total leach time of 24 hours.

The pre-leach thickener underflow will be pumped into the CIL feed distribution box, from where it will gravitate to the CIL pre-oxidation condition tank with a bypass option to enter the first adsorption tank (during maintenance periods on the CIL pre-oxidation tank).

The high shear feed pumps (duty / standby) will withdraw a recycle stream of slurry from the base of the mechanically agitated CIL pre-oxidation tank and pump it through the pre-oxidation reactors (duty / standby), which will also be fed a stream of oxygen from the Pressure Swing Absorption (“PSA”) plant. This process will enhance the dissolution of oxygen into the leach slurry, reducing the duty of the down shaft oxygen addition system, minimising cyanide consumption and improving leach kinetics by increasing the dissolved oxygen concentration.

The seven adsorption tanks will be connected with launders, and slurry will flow by gravity through the tank train, while the carbon is being transferred counter-current to the gold bearing slurry. Oxygen gas (90% purity) from a PSA plant will be distributed into the CIL pre-oxidation tank and the first three CIL tanks, with provision for distribution to the remainder of the CIL tanks. Oxygen will be sparged via lances in the CIL tanks. Each CIL tank will be fitted with a vertical, mechanically swept wedge wire inter-tank screen to retain the carbon. All tanks will be fitted with bypass facilities to allow any tank to be removed from service for maintenance.

Fresh / regenerated carbon will be returned to the circuit at CIL tank 7 and then advanced counter-current to the slurry flow by pumping slurry and carbon from tank 7 to tank 6 to tank 5 and so on. The inter-tank screen in tank 6 will retain the carbon and slurry will flow by gravity back to tank 7. This counter current process will then be repeated until the carbon reaches the first CIL tank. Carbon will be advanced at a rate of up to 10t/day. A recessed impeller pump will be used in each tank to transfer the slurry up the leach train and ultimately to the loaded carbon recovery screen.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
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Our Ref: TGHDP0220

Slurry from the final CIL tank will gravitate to the linear, carbon safety screen (800 µm aperture cloth) to recover any fine carbon present in the final tailings. The safety screen oversize material is collected, while the underflow product gravitates to the CIL tailings detox circuit.

Provision has been made for the necessary spillage handling, safety showers, and maintenance hoists / cranes in the area.

17.1.2.6	Elution Circuit

Loaded carbon from the CIL circuit will undergo an acid wash to remove precipitated material (inorganic and organic) prior to elution to prevent contamination of the eluate and to restore carbon activity. Adsorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. This elution process is followed by rinsing and cooling stages. Barren carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning.

The CIL carbon will be batch treated in a split AARL elution circuit consisting of an acid wash hopper and a single 5t elution column with a heater facility. The CIL carbon will be treated in 5t batches up to two times every 24 hours.

Acid Wash

The loaded carbon will be dewatered on a 0.63 mm x 8 mm aperture vibrating, loaded carbon screen prior to reporting to the acid wash hopper. The loaded carbon screen oversize product (loaded carbon) gravitates into the acid wash hopper, while the undersize stream (slurry and wash water) gravitates back to the CIL pre-oxidation condition tank.

In the acid wash, every batch of carbon will be treated to remove carbonated material by circulating a 3% hydrochloric acid solution through the carbon. 33% (w/v) Hydrochloric acid will be pumped from the hydrochloric acid bulk container into the dilute acid make-up tank, where it will be diluted to 3% w/v by adding filtered raw water. The diluted hydrochloric acid will be pumped from the dilute acid make-up tank to the acid wash hopper in an up-flow direction to remove contaminants, predominantly carbonates, from the loaded carbon. This process improves the elution efficiency and has the beneficial effect of reducing the risk of calcium magnesium ’slagging’ within the carbon during the regeneration process. The acid wash time will be 30 minutes and will be conducted at ambient temperature. Following the acid wash, the carbon will be soaked in the acid solution for a further period if required.

Rinse

The loaded carbon will then be rinsed with filtered raw water, for a duration of 120 minutes, to remove any residual acid from the carbon, which can interfere with the elution process.

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Drain

Following the rinse cycle, the dilute acid and rinse water will be drained from the acid wash hopper, to the acid wash effluent tank from where the spent acid will be pumped to the tailings cyanide detoxification circuit, where it supplements Fresh acid and will be neutralised by the process before being pumped to tailings.

Carbon Transfer

The loaded carbon will then be gravity fed, with the aid of transfer water, from the acid wash hopper to the 5t elution column for elution. The carbon transfer will be done within 25 minutes.

Elution

The 5t elution column will be constructed from stainless steel and will be designed to desorb gold from the loaded carbon at 125°C and a column pressure of 300 kPa. Once the carbon transfer from the acid wash hopper has been completed, the operator will complete all of the relevant prestart checks before starting the elution sequence.

The caustic solution will be pumped into the strip solution make-up tank from the caustic mixing tank and the cyanide solution will be pumped from the cyanide dosing tank. The reagents are mixed with filtered raw water in the strip solution make-up tank to achieve the correct reagent concentrations. When the elution column is filled, the strip solution pump will turn on and pump the strip solution through the recovery heat exchangers followed by the primary heat exchangers before entering the bottom of the elution column at 125°C. The strip solution will be recycled through the column via the strip solution pump, at a flow rate of 2 BV/h, for a total of 50 minutes to affect a strip. Eluate produced during the elution cycle will be pumped to either one of the two eluate storage tanks located in the electrowinning circuit.

The fresh strip solution cycle is followed by a spent solution cycle. During this cycle, the rinse solution from the previous elution (stored in the intermediate solution tank) is circulated through the elution column at 125°C a rate of 2 BV/h for 150 minutes. Once the cycle has been completed, the spent solution will be pumped to either one of the two eluate storage tanks.

Following this, the rinse cycle involves pumping water for 150 minutes at a rate of 2 BV/h through the elution column and storing the resulting solution in the intermediate solution tank for the spent solution cycle in the subsequent elution cycle. On completion of the elution cycle, cooling water will be pumped from the intermediate solution tank, through the elution column at a rate of 2 BV/h for 30 minutes and report to the CIL circuit.

Eluted carbon will be removed from the elution column and transferred to the carbon regeneration kiln via the static sieve bend eluted carbon drainage screen, by means of pressurised water flow. Drained carbon will gravitate to the carbon regeneration kiln feed bin from where it will be fed to the carbon regeneration kiln. The regenerated carbon will be collected in the barren carbon quench tank, from

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where it will be pumped to the carbon dewatering screen for re-introduction into the CIL circuit.

Provision is made for the necessary spillage and safety systems in the area. Spillage from the elution and regeneration area will be collected and pumped to the CIL circuit.

17.1.2.7	Electrowinning and Gold Room Operations

Pregnant solution from the Intensive Leach Reactor (ILR) circuit will be collected in the ILR pregnant solution storage tank. This pregnant solution will then be circulated through two (1 running /1 standby) dedicated electrowinning cells via a common steady head tank. Gold will deposit on the cathodes as sludge and the solution circulated until the desired barren gold concentration is achieved, or 18 hours have elapsed.

Pregnant solution from the CIL elution circuit will be collected in either one of two eluate storage tanks. This solution will then be circulated through a dedicated electrowinning circuit consisting of four cells operated in parallel via a common steady head tank. Gold will be deposited on cathodes as sludge and the solution will be circulated until the desired barren gold concentration is achieved, or 18 hours have elapsed.

After completion of an electrowinning cycle, barren solution will be sampled before being pumped to the CIL feed circuit for disposal.

Loaded cathodes will be removed periodically from the cells, the gold sludge will be washed off using a high pressure washer and the washed solution will then be decanted. The gold sludge will be treated in a drying oven. The sludge will then be mixed with fluxes and loaded into an induction smelting furnace. During smelting, metal oxides form slag and once the furnace crucible contents are poured into cascading moulds, gold will solidify at the bottom while slag separates easily from the gold. The gold bullion bars will be cleaned, labelled assayed and prepared for shipping. Slag will be manually crushed, pulverized, and together with de-canted waste water from the gold room will be recycled to the SAG milling circuit.

Hydrogen cyanide, ammonia, hydrogen gas detection will be installed, together with extraction systems, safes, scales and various security systems.

Provision is made for spillage handling in this circuit, and the spillage in this area will be pumped with a spillage pump to either the CIL feed circuit, or the secondary ball mill discharge tank.

17.1.2.8	CIL Tailings Detoxification and Disposal

The tailings from the CIL circuit will gravitate to the two-stage cyanide detoxification circuit. The detoxified tailings will be combined with other process tailings streams and pumped to the TSF.

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Asanko Gold Mine Phase 2
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Our Ref: TGHDP0220

Cyanide Detoxification Circuit

The INCO process will be utilised for cyanide detoxification. The cyanide detoxification circuit will consist of a cyanide destruction feed box, gravity feeding into a single agitated tank, with a blower air sparging facility. CIL tailings will be discharged with a final cyanide concentration of <50 g CNWAD/m³.

The detoxification process utilises SO2 and air in the presence of a soluble copper catalyst to oxidise cyanide to the less toxic compound cyanate (OCN-). The SO2 source will be SMBS which will be dosed into the cyanide destruction feed box as a 20% w/v solution. The process also requires the presence of soluble copper to act as a catalyst and to ensure that any free cyanide present is bound to copper as a WAD cyanide. The copper will be provided as a copper sulphate solution, added to the cyanide destruction feed box as a 15% w/v solution. Oxygen is also required in the reaction and this will be supplied by sparging blower air into the cyanide detoxification tank. The reaction is carried out at a pH of 8.0. Lime will be dosed to the cyanide destruction feed box to maintain the pH.

Provision is made for the necessary safety measures in the area.

Tailings Storage and Disposal

The detoxified tailings gravitates to the CIL tailings disposal tank via a two stage sampling system, where it will be combined with the fine carbon from the fine carbon screen, eluted carbon screen undersize, cyanide destruction area spillage, ferric chloride area spillage, and dilution water. The CIL tailings from the CIL tailings disposal tank will be pumped to the TSF by means of a duty / standby pump train (consisting of three pumps each) for final deposition.

Provision is made for spillage handling and the necessary safety measures in the area.

17.1.2.9	Reagents

Flocculant

Flocculant will be delivered to site dry in 25 kg bags. Flocculant will be added manually to the flocculant hopper. The flocculant will then be fed into a venturi tube by a screw feeder, where it will be pneumatically transferred into a wetting head. The dry flocculant will then be mixed with filtered raw water up to a 33% (w/v) solution and discharged into the flocculant mixing tank. After a suitable hydration period, the flocculant will be pumped to the flocculant storage and distribution tank, from where it will be dosed to the respective areas by means of a ring main system fed via a duty / standby variable speed pumping arrangement.

Provision is made for spillage handling and the necessary safety measures in the area.

Copper Sulphate

Copper sulphate will be delivered in 1.25t bulk bags, and will be added to the mixing tank using a hoist and a bag breaker system. Filtered raw water will be

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Asanko Gold Mine Phase 2
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added to the mixing tank to dilute the copper sulphate to 15% (w/v). The copper sulphate solution will then gravitate from the mixing tank to the dosing tank, from where it will be dosed directly to the CIL tailings cyanide detoxification circuit via a duty / standby variable speed pumping arrangement.

Provision is made for spillage handling and the necessary safety measures in the area. Copper sulphate spillage will be pumped to the CIL tailings cyanide detoxification circuit.

Sodium Metabisulphite

SMBS will be delivered in 1.2t bulk bags, and will be manually added to the mixing tank using a hoist and a bag breaker. Filtered raw water will be added to the mixing tank to dilute the SMBS to 20% (w/v) solution. The diluted SMBS solution will then be pumped from the mixing tank to the dosing tank, from where it will be dosed directly to the cyanide detoxification circuit and RO plant via a duty / standby variable speed pumping arrangement.

Provision is made for spillage handling and the necessary safety measures in the area. SMBS spillage will be pumped to the CIL tailings cyanide detoxification circuit.

Diesel

Diesel will be delivered to the plant site by the fuel tanker and stored in a diesel storage tank for distribution to the fire water system, elution circuit, and the gold room.

Caustic Soda

Caustic will be delivered to site in 1t bags of ‘pearl’ pellets. Caustic soda bags are hoisted by a crane into the mixing tank via a bag breaker system. The caustic soda will be diluted with filtered raw water up to a final solution concentration of 20% (w/v). The diluted caustic solution will be pumped from the mixing tank to the dosing tank, from where it will be dosed to the respective areas by means of a duty/standby variable speed pumping installation. The caustic soda will be dosed to the ILR, elution circuit, and the electrowinning circuit.

Provision is made for spillage handling and the necessary safety measures in the area. Caustic soda spillage will be pumped to the CIL feed circuit.

Sodium Cyanide

Sodium cyanide will be delivered as dry briquettes in 1t boxes, and will be added manually via a hoist and bag breaking system into the mixing tank. Filtered raw water will be added to the mixing tank to prepare a 20% (w/v) solution. The diluted solution will be pumped from the mixing tank to the dosing tank, from where it will be dosed to the respective areas by means of dedicated variable speed dosing pumps.

Provision is made for spillage handling and the necessary safety measures in the area. Sodium cyanide spillage will be pumped to the CIL feed circuit.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Hydrated Lime

Hydrated lime will be delivered dry in 1t bulk bags. The hydrated lime will be manually added to the lime make-up tank via a hoist and bag breaker system. The hydrated lime will be fed into the lime make-up tank by means of a screw feeder. Filtered raw water will be added to the make-up tank until a 20% (w/v) solution is reached. The diluted milk of lime will be distributed throughout the plant by means of a ring main system fed by a fixed speed duty / standby pumping installation.

Provision is made for spillage handling and the necessary safety measures in the area. Hydrated lime spillage will be pumped to the CIL feed circuit.

Ferric Chloride

Ferric chloride will be delivered in 25 kg bags which will be added manually via a hoist and bag breaking system into the mixing tank. Filtered raw water will be added to the mixing tank to prepare a 20% (w/v) solution. The diluted solution will be dosed directly from the mixing tank to the return water treatment circuit, by means of a variable speed, duty / standby pumping installation.

Provision is made for spillage handling and the necessary safety measures in the area. Ferric chloride spillage will be pumped to the CIL tailings circuit.

Hydrochloric Acid

Hydrochloric acid will be delivered to site in 1000 L bulk containers at a solution strength of 33% w/v.

Quicklime

Quicklime will be delivered in 36t bulk tankers. The lime will be pneumatically off-loaded from the tanker into the lime silo. The lime will be extracted from the silo using a variable speed screw feeder, and dosed directly onto the mill feed conveyor.

Anti-Scaling Agent

The anti-scaling agent will be delivered in 1t intermediate bulk containers, from where it will be pumped to the de-scalant storage tank. The de-scalant reagent will be pumped from the storage tank, through the elution heat exchangers, back to the storage tank.

Activated Carbon

Fresh activated carbon will be delivered in 500 kg bulk bags. The Fresh carbon will be added to the carbon quench tank using a hoist, as required for carbon make-up to the CIL inventory. The addition point will allow attrition of any friable carbon particles with subsequent fines removal on the sizing screen prior to entering the CIL tanks.

Grinding Media

15% Chrome, forged steel, 125 mm grinding media will be used in the SAG mill, while 60 mm grinding media will be used in the secondary ball mill. Grinding media

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
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Our Ref: TGHDP0220

will be delivered in 200 kg drums. SAG mill balls will be added to the mill by means of a hydraulic ball feeder which discharges directly onto the mill feed conveyor. Ball mill balls will be added to the ball mill feed box by use of a specially designed kibble and hoist, which will safely Transport the balls from the loading area to the box.

17.1.2.10	Process Services

Filtered Raw Water

Raw water will be supplied from the pit dewatering boreholes, or from borehole pumps, to the raw water storage tank. Additional raw water will be collected in the TSF catchment dam, from where it will be pumped to the raw water tank, via a sand filtration system.

The raw water will generally be used for gland service, carbon transfer duties, and reagent make-up. The raw water storage tank will have a reserve of water for firefighting purposes. This reserve will be maintained by locating the raw water pump suctions at a suitable height above the firewater pump suctions.

Fire Water

Firewater will be drawn from the raw water tank. Suctions for other raw water services will be at an elevated level to ensure that the firewater reserve always remains in the raw water tank.

The firewater pumping system will contain:

An electric jockey pump to maintain fire ring main pressure

An electric fire water delivery pump

A diesel driven firewater pump that will automatically start in the event that power is not available for the electric fire water pump

Fire hydrants and hose reels will be placed throughout the process plant, fuel storage and plant offices at intervals that ensure coverage in areas where flammable materials are present.

Potable Water

Potable water will be taken from the borehole water line. It will be pumped through a water treatment unit before being stored in the potable water tank. The potable water tank will feed the plant potable water tank, from where the plant and mining potable water will be distributed. The contractors’ camp potable water tank will also be fed from the potable water tank, and will supply potable water to the villages.

Process Water & Plant Run-off

Plant run-off is contained in the pollution control dam, from where it is pumped to the process water dam.

The process water dam collects the product from the pit-dewatering pumps, TSF return water, pre-leach thickener overflow, and any plant run-off from the pollution control dam. Provision is made for a raw water make-up stream, as required.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Process water to the gravity concentration circuit is supplied by a dedicated pump system, while the remainder of the process water reticulation will be done by means of a duty / standby pumping arrangement. Any excess process water will be treated before being discharged to the environment.

Discharge Water Treatment

Excess water from the process water circuit will be bled-off to the mechanically agitated arsenic precipitation tank, where ferric chloride will be dosed to precipitate out arsenic (in the presence of oxygen) from solution, at a pH of 6. Provision is made for lime addition and hydrochloric acid addition to this tank, as required for pH control.

The treated water will overflow to an intermediated transfer tank, from where it will be pumped to a RO water treatment plant (complete with pre-filters) before being discharged. Filter cake product from the RO plant filters will be re-pulped with brine in the arsenic waste disposal tank, from where it will be pumped to the final tailings disposal circuit.

Provision is made for a spillage handling system in this area. Spillages will be pumped to the arsenic precipitation tank.

High Pressure (Compressed) Air Reticulation

Instrument and plant air, at 8 Bar pressure, will be supplied by a dedicated, duty / standby compressor installation. The compressed air will be stored in the instrument air receiver. A dedicated air receiver, located in the milling area, is provided for plant air storage, and is fed from the main instrument air receiver.

All the air will be dried and filtered prior to being stored in the instrument air receiver, from where it will be reticulated throughout the plant for instrument air requirements.

Low Pressure (Blower) Air Reticulation

A total of four (3 duty / 1 standby) low pressure blowers will supply air to the CIL, tailings detoxification, and water treatment circuits.

Oxygen Reticulation

An oxygen plant will generate gaseous oxygen at 90% purity and 300 kPa pressure, to be used in the IRL, CIL, and arsenic precipitation circuits. The oxygen will be stored in the oxygen plant air receiver from where it will be distributed to the different areas.

17.2	AGM Phase 2

Phase 2 of the AGM Project includes the addition of a 5 Mpta flotation plant consisting of a ROM handling and two-stage crushing circuit located at the Esaase mining site, followed by an overland conveying circuit to transport the crushed material to the AGM Phase 1 Obotan processing site where the gravity recovery, milling, flotation, concentrate regrind and CIL circuits will be located. Provision is

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

made for intermediate stockpiling and interlinking conveyors between the AGM Phase 1 whole ore leach circuit and the AGM Phase 2 flotation circuit expansion to allow for optimisation of the different ore types to be fed to either of the two processing facilities, in order to optimise recoveries and processing plant operating costs for the different ore types.

In addition to the above, the Phase 1 circuit will be operated at a maximum of 3.8 Mtpa by processing additional Oxide material. The whole ore leach circuit design will further remain as described above.

The AGM Phase 2 flotation plant design makes provision for a ROM handling and two-stage crushing circuit located at the Esaase pits, from where the crushed material will be conveyed overland to the AGM Phase 1 processing site.

The crushed Oxide material will feed onto an intermediate stockpile from where the material can either be fed to the CIL plant milling circuit, or to the flotation plant milling circuit. The crushed Fresh material will feed directly to a live stockpile from where it is fed to the flotation plant ball milling circuit. Provision is made for a secondary crushing stage of the Obotan (AGM Phase 1) Fresh material from the CIL plant live stockpile, after which the material will be of a suitable size fraction to be fed to the flotation plant Fresh ore stockpile prior to feeding to the flotation plant ball milling circuit. This ore handling arrangement makes it possible to feed Oxide material from the Esaase pits to the CIL circuit and to feed Fresh material from the Obotan pits to the flotation circuit.

The flotation plant ball milling circuit operates in closed-circuit with a classification cyclone cluster. A gravity recovery circuit will be utilised to treat a portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product (cyclone overflow) will gravitate to the flotation circuit. The flotation circuit consist of 7 flotation cells in series. The concentrate produced by the flotation circuit gravitates to a collection tank from where it is pumped to the pre-leach thickener. The pre-leach thickener underflow product will be pumped to the secondary gravity recovery circuit to recover any coarse free gold prior to regrinding. The secondary gravity circuit tailings stream is pumped to the concentrate regrinding circuit, where the concentrate is milled using a stirred media mill. The re-grind concentrate product is then pumped to the concentrate CIL circuit, consisting of a seven stage CIL plant. Leached gold will adsorb onto activated carbon, which flows counter-currently to the gold-bearing slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to cyanide destruction. Cyanide in the concentrate CIL tailings will be detoxified using a three phase hybrid cyanide destruction process. WAD concentration will be reduced in a single tank by means of SMBS and air. The SO2 / Air process will be used for cyanide destruction.

The detoxified concentrate tailings are then pumped, together with the flotation circuit tailings, to a common 8 Mtpa TSF (shared with AGM Phase 1 circuit).

Adsorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. Barren

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

carbon from the batch elution process will be directed to carbon regeneration while pregnant leach solution will be routed to electrowinning. After washing the gold sludge from the electrowinning cathodes, the sludge will be decanted and treated in a drying oven after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The plant will further incorporate water treatment, reagent preparation, oxygen generation and supply, compressed air and water services. Services will be shared with the AGM Phase 1 processing plant as far as possible.

17.2.1	Process Design Criteria

The key process design criteria listed in (Table 17-2) form the basis of the detailed process design criteria and mechanical equipment lists for each of the processing circuits.

Table 17-2: Key Process Design Criteria

		AGM Phase 1 Gravity-CIL Circuit	AGM Phase 2 Gravity-Flotation-Conc CIL Circuit
	Units	Value	Value
Plant Capacity	t/a	3,800,000 ***	5,000,000
LOM Average Head Grade	Au g/t	1.76	1.66
Fresh sulphides	Au g/t	2.116	1.63
Esaase	Au g/t	n/a	1.44
Nkran	Au g/t	2.16	2.24
Transitional	Au g/t	1.35	1.99
Esaase	Au g/t	1.23	1.95
Nkran	Au g/t	1.74	2.10
Oxides	Au g/t	1.36	1.64
Esaase	Au g/t	1.34	1.64
Nkran	Au g/t	1.59	n/a
LOM Average Ore Split	%
Fresh sulphides	%	50.7	91.4
Esaase	%	n/a	68.9

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Asanko Gold Mine Phase 2
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Reference: Rev 2

Our Ref: TGHDP0220

		AGM Phase 1 Gravity-CIL Circuit	AGM Phase 2 Gravity-Flotation-Conc CIL Circuit
	Units	Value	Value
Nkran	%	50.7	22.5
Transitional	%	14.48	6.6
Esaase	%	9.56	4.8
Nkran	%	4.92	1.8
Oxides	%	36.82	2.1
Esaase	%	33.89	2.1
Nkran	%	2.93	n/a
LOM Average Overall Recovery	%	91.11*	90.65 **
Crushing Plant Running Time	hpa	5 125	6106
Crushing Plant Feed Rate	tph	741	819
Milling Plant Running Time	hpa	7 996	7900
Milling Plant Feed Rate	tph	475	633
ROM Feed Size (F100)	mm	800	800
Flotation Feed Size (F80)	µm	n/a	75
Flotation Residence Time	min	n/a	45
Flotation Slurry Feed Density	% w/w	n/a	38.8
Flotation Mass Pull to Concentrate	%	n/a	9 – 12
Leach Feed Size (F80)	µm	106	15-20
Leach Residence Time	h	24.0	24.0
Leach Slurry Feed Density	% w/w	45.0	37.6
Number of Pre-Oxidation Tanks	#	1	-
Number of CIL Tanks	#	7	7
LOM Average CIL Cyanide Consumption	kg/t	0.91	6.48

Asanko Gold Inc
Asanko Gold Mine Phase 2
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Reference: Rev 2

Our Ref: TGHDP0220

		AGM Phase 1 Gravity-CIL Circuit	AGM Phase 2 Gravity-Flotation-Conc CIL Circuit
	Units	Value	Value
LOM Average Lime Consumption	kg/t	0.92	4.0
Elution Circuit Type		Split AARL	Split AARL
Elution Circuit Size	t	5.0	5.0
Frequency of Elution	batches/day	2	1
Cyanide Destruction Process	-	SO2 / Air Process	SO2 / Air Process

Notes

*	Based on test work and includes calculated discount factors to account for CIL solution gold losses, fine carbon gold losses, and scale-up/ramp-up as follows:

CIL carbon fines losses at 40g carbon per ton milled at a grade of 50 g/t Au.

Solution gold losses based on 42% solids in the CIL tails stream and 0.01 g/l Au in solution

A discount of 0.3% over the life of mine has been allowed for scale-up, ramp up, and commissioning affects

**	Based on test work and includes calculated discount factors to account for concentrate CIL solution gold losses, fine carbon gold losses, and scale-up/ramp-up as follows:

CIL carbon fines losses at 10g carbon per ton milled at a grade of 50 g/t Au.

Solution gold losses based on 35% solids in the CIL tails stream and 0.04 g/l Au in solution.

A discount of 0.54% over the life of mine has been allowed for scale-up, ramp up, and commissioning affects.

***	Includes additional Oxides overfeed.

17.2.2	Plant Design

A simplified process flow diagram for AGM Phase 2 is provided in (Figure 17-2).

Asanko Gold Inc
Asanko Gold Mine Phase 2
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Reference: Rev 2

Our Ref: TGHDP0220

Figure 17-2: Phase 2 AGM Block Flow Diagram

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

17.2.2.1	Ore Receiving, Crushing and Overland Conveying

ROM ore will be treated in an open circuit primary crushing circuit consisting of two tips, each with a dedicated ROM bin and crusher. One hybrid crusher and one jaw crusher will be installed in the initial years allowing for Oxide material to be crushed with the hybrid crusher, while the more competent material will be crushed by the jaw crusher. The crushers will be fed from the ROM bins with apron feeders. The product stream from the primary crusher (P80 of 175 mm) will be fed to the secondary crushing circuit by means of a conveyor system. Once the feed blend contains larger proportions of Fresh material the hybrid crusher will be replaced with a second Jaw crusher.

Crushed material from the primary crushing circuit will be conveyed to a secondary cone crusher for further size reduction to P80 of 75 mm. A bypass will be put in place to allow wet Oxide material to bypass the secondary crusher stage.

Secondary crusher product will be conveyed onto a single overland conveyor which will Transfer the secondary crushed material to the AGM Phase 1 processing site.

Dust suppression on the primary and secondary crushing circuits will be performed by means of spray water.

This circuit will be located at the Esaase pits site.

17.2.2.2	Esaase Site Services

Site run-off water will be collected in the storm water dam, from where it will be pumped to the pit dewatering dam using a submersible pump. The mine dewatering product will be collected in the pit dewatering dam, from where it will be pumped to a water treatment plant prior to discharge to the environment.

Raw water make-up will be collected in the raw water tank from where it will be used for potable water and fire water. The fire water system will be fed via a pumping system consisting of a diesel pump, electrical pump, and a jockey pump. The potable water will be distributed by a dedicated pumping system.

This circuit will be located at the Esaase pits site.

17.2.2.3	Pit Water Treatment

Arsenic-bearing pit water will be treated prior to discharge to the environment. The addition of ferric chloride will result in the precipitation of Arsenic from solution. Arsenic-bearing precipitate will be filtered and disposed of to the TSF while filtrate will be treated further in a reverse osmosis plant to meet the IFC standard before being discharged.

This circuit will be located at the Esaase pits site.

Asanko Gold Inc
Asanko Gold Mine Phase 2
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Reference: Rev 2

Our Ref: TGHDP0220

17.2.2.4	Intermediate Stockpiling & Obotan Fresh Material Secondary Crushing

The Esaase site overland conveyor transfers the secondary crushed material to a transfer point, where the material (depending on the type) will either report to the intermediate Oxides stockpile feed conveyor (if Oxide, or Transitional material), or to the mill stockpile feed conveyor (if Fresh material).

The crushed Oxide material will feed onto an intermediate stockpile from where the material can either be fed to the CIL plant milling circuit, or to the flotation plant milling circuit. The crushed Fresh material will feed directly to a live stockpile from where it is fed to the flotation plant ball milling circuit. Provision is made for a secondary crushing stage of the Obotan (AGM Phase 1) Fresh material from the CIL plant live stockpile, after which the material will be of a suitable size fraction to be fed to the flotation plant Fresh ore stockpile prior to feeding to the flotation plant ball milling circuit. This ore handling arrangement makes it possible to feed Oxide material from the Esaase pits to the CIL circuit and to feed Fresh material from the Obotan pits to the flotation circuit.

Provision has been made in the design to transfer Obotan Fresh material to the Esaase flotation circuit (via the Esaase ball milling circuit). Due to the different top sizes between the Obotan and Esaase mill feed material, a secondary crusher had to be provided for the Obotan Fresh material. A single jaw crusher will be installed to crush the Obotan Fresh material from a F100 250mm to a P100 90mm.

Obotan Fresh material will be directed onto the Obotan Fresh transfer conveyor via a transfer point. The Obotan Fresh transfer conveyor will in turn discharge onto the Obotan grizzly screen feed conveyor which will feed the material to a dedicated vibrating grizzly. The vibrating grizzly oversize material will report to the Obotan secondary crusher, and the crushed product (<90 mm) will combine with the grizzly screen undersized material on the Obotan secondary crushing discharge conveyor which will Transfer the Obotan Fresh material to the Esaase mill feed stockpile.

Dust suppression will be provided at the Obotan secondary crusher.

This circuit will be located at the AGM Phase 1 processing site.

17.2.2.5	Mill Feed Stockpile

The Esaase mill feed stockpile is designed to hold a live capacity of around 6500t and material will be withdrawn from it using apron feeders that feed onto the mill feed conveyor. The design includes a secondary crusher by-pass facility which allows primary crushed material to be fed directly to the mill when the plant is processing Oxide material.

Steel ball addition facilities have been included on the mill feed conveyor.

The remaining sections of the AGM Phase 2 circuit will be located at the AGM Phase 1 processing site.

Asanko Gold Inc
Asanko Gold Mine Phase 2
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Reference: Rev 2

Our Ref: TGHDP0220

17.2.2.6	Ball Milling Circuit

A ball milling circuit will treat material withdrawn from the mill feed stockpile at a design feed rate of 635 t/h dry solids. The mill will operate in closed circuit with a cluster of hydrocyclones.

The mill density will be controlled at around 70% solids by mass through the addition of process water to the mill hopper. A horizontal vibrating screen installed on the mill discharge sump will separate out scats which will be conveyed to a bunker for collection. The screen underflow will be collected in the mill discharge sump before being pumped to a cluster of hydrocyclones. The cyclone overflow product at 35% to 38% solids by mass will be gravity fed to a flotation circuit. A portion of the cyclone underflow will be split to feed the primary gravity concentration circuit, with the excess being recycled to the mill feed. The required split will be achieved using orifice and weir plates in the cyclone underflow launder.

A mill liner handler and hydraulic hammer system have been included in the design to facilitate mill maintenance.

Mill spillage will be pumped to the mill discharge screen for protection of the mill discharge pumps.

Steel balls will be loaded into a ball loading kibble from drums using a forklift and added to the mill feed conveyor using a vibrating feeder.

17.2.2.7	Primary Gravity Concentration

The primary gravity concentrator circuit will include two independent, duplicate Knelson QS-48 concentrators with capacity to each treat 400 t/h. The feed material will be pre-screened on vibrating screens to remove unsuitable, oversize material. Screen spray bars will achieve feed dilution while also increasing screening efficiency. Further dilution will be achieved with the addition of process water in the screen underpan. Screen oversize will be incorporated with the mill feed on the mill feed conveyor, while screen underflow will gravitate to the gravity concentrators. The gravity concentrators are expected to produce around 3 t/d of high grade concentrate. Concentrator tailings will gravitate to the ball mill feed while the concentrate will report to a batch intensive dissolution reactor.

The gravity concentrators will be fenced for security reasons.

17.2.2.8	Flotation

Cyclone overflow emanating from the ball milling circuit will gravitate to a flotation circuit via feed kill box and launder arrangement into a two stage sample cutter. The flotation circuit will comprise of a single bank of seven 130m3 forced air rougher flotation cells in series. PAX collector, a dithiophosphate co-collector (Aero 9967), frother and copper sulphate will be added to the slurry stream at staged addition points, to facilitate the recovery of a flotation concentrate.

Asanko Gold Inc
Asanko Gold Mine Phase 2
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The flotation concentrate will be collected in an agitated concentrate sump, before being pumped to the pre-leach thickener. The flotation tailings will be sampled and collected in a tailings tank, before being pumped to a final tailings disposal tank, where it will be combined with CIL tailings and pumped to the tailings storage facility.

The flotation bund area will be serviced by two spillage pumps. One of the pumps will direct the spillage to the pre-leach thickener, while the second spillage pump will route flotation spillage to the flotation tailings tank. A safety shower will be installed.

17.2.2.9	Final Tailings Disposal

Flotation tailings and CIL tailings will be sampled together in a two-stage sample cutter, collected in a sump and pumped out to the TSF. Hydrogen cyanide and ammonia gas detection and a safety shower will be installed.

17.2.2.10	Intensive Dissolution Reactor

Concentrate from the primary and secondary gravity concentrators will be collected in a dewatering cone. Dewatering cone underflow will be gravity fed to the reactor on a batch basis, once every 24 hours, while the overflow will be piped back to the ball mill discharge sump. A batch solution of cyanide and caustic will be made up and the leach solution will be used to target gold extraction of 98%. The pregnant leach solution will be pumped to the intensive dissolution reactor’s electrowinning cell feed tank.

Solids and solution remaining in the reactor after the leach reaction will be rinsed, drained and pumped to the CIL circuit.

Area spillage will be collected and pumped to the CIL circuit. A safety shower will be installed in the area. Hydrogen cyanide and ammonia gas detection will be installed.

The intensive dissolution reactor will be fenced for security reasons.

17.2.2.11	Pre-Leach Thickening

A high rate thickener will be used to increase the density of the flotation concentrate. The target underflow density will be around 40% to 45% solids by mass. The thickener underflow will be pumped to the regrind mill and gravity concentration circuit. Thickener overflow will be collected in a tank for re-use as spray water on the thickener, flotation banks and elsewhere on the plant.

17.2.2.12	Regrind Mill and Secondary Gravity Concentration

Pre-leach thickener underflow will undergo gravity concentration in a secondary gravity concentrator. Concentrate will be pumped to the intensive dissolution reactor. The secondary gravity concentrator is expected to produce around 1t/d

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Asanko Gold Mine Phase 2
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Our Ref: TGHDP0220

high grade concentrate. Tailings generated from the gravity concentrator will be treated in a SMD. Regrind mill product will gravitate to a discharge sump. Mill outlet dilution water and spillage from elution, intensive dissolution and the gold room will be added to the discharge sump to control the density. The contents of the sump will be pumped to the CIL circuit.

The gravity concentrator will be fenced for security reasons.

17.2.2.13	Carbon-In-Leach

Regrind Mill Discharge will be screened for trash material prior to being fed to the first CIL tank, together with the electrowinning barren solution, ILR rinse and spillage, spillages and elution tailings.

The CIL circuit will consist of seven 390m3 tanks in series. Slurry will flow from one CIL tank to another via Kemix inter-tank pumping screens and launders. The tanks will have a bypass facility to ensure continuity in production if a tank is taken off-line for maintenance. Carbon concentrations will be maintained in each tank, with counter current carbon flow. Cyanide will be added to the first CIL tank so as to effect the leaching of gold. The addition of lime will also be to the first tank, thereby facilitating pH control. The CIL circuit will be operated to achieve a design carbon loading of ±2500 g/t Au, with four inter-tank carbon transfers per day. This translates to a loaded carbon batch size of 5t/d.

Loaded carbon from the first CIL tank will be pumped to a vibrating screen for washing loaded carbon. Screen oversize (washed loaded carbon) will gravitate to the elution circuit acid wash hopper and the undersize (slurry) will report back to the first CIL tank.

CIL tailings will be screened for carbon, collected in a sump and pumped to cyanide destruction.

Hydrogen cyanide and ammonia gas detection as well as dissolved oxygen measuring will be installed on both the CIL and cyanide destruction circuits. A wind sock will be supplied for safety reasons.

Area spillage will be returned to the first CIL tank via the trash screen.

Several safety showers will be installed in the area.

17.2.2.14	Cyanide Destruction

CIL tailings will be pumped to the detox circuit, which will consist of two 150m3 tanks in series. Each detox tank will be agitated and sparged with air. Detoxification will be achieved by the SO2/Air process with Copper Sulphate added to catalyse the reaction. The detox circuit will be operated to achieve a cyanide concentration of <25 ppm CNWAD in the combined final tailings stream.

The final tailings product will be pumped to the shared AGM Phase 1 TSF by means of a dedicated pumping installation.

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Asanko Gold Mine Phase 2
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Hydrogen cyanide gas and WAD cyanide detection will be installed.

Spillage will be pumped into the tailings disposal tank.

17.2.2.15	Return Water Treatment

Return water will be pumped from the shared TSF via a dedicated pumping installation to the flotation plant process water circuit.

During water net-positive conditions, process water will be bled from the process water dam for treatment prior to discharge. The addition of ferric chloride will result in the precipitation of Arsenic from solution. Arsenic-bearing precipitate will be filtered and disposed of to the AGM Phase 1 TSF while filtrate will be treated further in a reverse osmosis plant to meet the IFC standard before being discharged.

17.2.2.16	Elution

The CIL carbon will be batch treated in a split AARL elution circuit consisting of an acid wash vessel and 5t elution column with a heater facility. The CIL carbon will be treated in 5t batches once every 24 hours.

Loaded carbon will be collected in an acid wash vessel. In the acid wash, every batch of carbon will be treated to remove carbonated material by circulating a 3% hydrochloric acid solution through the carbon. The acid wash tank has an overflow weir to facilitate elutriation of loaded carbon prior to the acid wash step with strainers for carbon holding. The elutriation process removes trash from the carbon such as wood chip and plastics which might otherwise interfere with the flow through the strainers during elution. Acid wash solution is pumped to the detox circuit where it is supplements fresh acid and will be neutralised by the process before being pumped to tailings.

Acid washed carbon will be loaded into a 5t elution column by gravity. The carbon will be pre-treated with a solution containing 3% cyanide and 3% caustic from a solution tank. This solution will be pre-heated to 125°C by recirculating the solution through the elution column, primary heat exchanger and the electric oil heater and back to the solution pump suction at a flow rate of 1 BV/h for a period of 1 hour to affect a strip.

The solution rinse cycle is initiated by pumping rinse solution from the previous elution cycle maintained at 125°C through the column. The solution will be stored in the eluate tank. Following this, the rinse cycle involves pumping water for 2 hours at 2 BV/h through the column and storing the resulting solution in the recirculation tank for the rinse solution stage in the subsequent elution cycle. On completion of the elution cycle, cooling water will be pumped from the solution tank, through the elution column at a rate of 2BV/h for 30 minutes and report to the CIL circuit. Eluate produced during elution cycle will be pumped to electrowinning circuit feed tanks.

Eluted carbon will be removed from the column and transferred to the carbon regeneration kiln via a vibrating screen using pressurised water flow. Drained carbon will be treated in a regeneration kiln. The regenerated carbon will be

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transferred to a carbon sizing screen where fresh carbon will be added as required. Carbon sizing screen undersize (carbon fines) will be gravity fed to the cyanide tailings disposal circuit while the oversize will be gravity fed into the CIL circuit.

Spillage from the elution and regeneration area will be collected and pumped to the CIL circuit.

17.2.2.17	Electrowinning and Gold Room

The electrowinning and gold room will be shared with the AGM Phase 1 electrowinning and gold room facilities.

17.2.2.18	Reagents

Frother, Aero 9967, MX Gold 900

Frother, Aero 9967 (dithiophosphate) and MX gold (specialised gold collector) will be delivered in liquid form to the plant in 1 000L bulk flow containers. The containers will be lifted to an elevated platform at the head of the flotation bank, on demand. Variable speed pumps will be used to dose the concentrated reagents to the required dosing points, directly from bulk containers.

Reagent spillage will be contained on a tray below the reagent dosing platform, drained periodically to the flotation spillage bund, and pumped to tailings.

Flocculant

The flocculant make-up circuit will be shared with the AGM Phase 1 make-up circuit. Provision is made in the design for dedicated flocculant mixing tank and dosings pumps.

Copper Sulphate

The copper sulphate make-up circuit will be shared with the AGM Phase 1 make-up circuit. Provision is made in the design for dedicated dosings pumps.

Sodium Metabisulphite

The SMBS make-up circuit will be shared with the AGM Phase 1 make-up circuit. Provision is made in the design for dedicated dosings pumps.

Diesel

The AGM Phase 1 diesel supply infrastructure will be used. No additional equipment have been provided.

Caustic Soda

The caustic soda make-up circuit will be shared with the AGM Phase 1 make-up circuit. Provision is made in the design for dedicated dosings pumps.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Sodium Cyanide

The sodium cyanide make-up circuit will be shared with the AGM Phase 1 make-up circuit. Provision is made in the design for dedicated dosings pumps.

Lime

The hydrated lime make-up circuit will be shared with the AGM Phase 1 make-up circuit. Provision is made in the design for dedicated dosings pumps.

Collector

The PAX make-up circuit will consist of mixing and storage tanks located in the reagent make up area of the plant. PAX power will be mixed with raw water to produce batches of solution at a concentration of 15% (m/v) solution strength. Dosing to flotation tanks will be via dedicated dosing pumps.

Make-up and dosing spillages will report to a dedicated spillage pump, pumping to flotation tailings disposal.

A safety shower will be supplied for this area.

Ferric Chloride

The ferric chloride make-up circuit will be shared with the AGM Phase 1 make-up circuit.

17.2.2.19	Services

Clean Water

Potable water will be reticulated via the AGM Phase 1 potable water circuit. No additional equipment have been provided for AGM Phase 2.

Raw water will be supplied from the AGM Phase 1 raw water system and will be stored in a dedicated raw water tank. Flotation plant raw water requirements, gland service water as well as process make up water needed for the flotation circuit will be withdrawn from the raw water tank.

The fire water circuit will tie-in to the existing AGM Phase 1 fire water circuit. No additional equipment have been provided for AGM Phase 2 in terms of fire water handling.

Process Water

Flotation circuit process water will be stored in a dedicated process water dam along with pre-leach thickener overflow excess, tailings return water, raw make up water and clean water reticulation. Process water requirements will be withdrawn from the process water dam which will have a capacity of 8 000m3. During water net-positive conditions, water will be bled from the process water dam for treatment prior to discharge.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Compressed Air and Oxygen Plant

Instrument and plant air requirements for the flotation plant will be supplied by three dedicated compressors, two running and one on standby with air filters and driers. Oxygen requirements for CIL will be supplied by a dedicated 10 t/day PSA plant.

Air requirements for general use in the plant and workshops will be tapped-off before the instrument air driers.

Blower Air

Low pressure blower air for flotation will be supplied by three blower units. Low pressure blower air for the detox circuit will be supplied by three dedicated blower units, two running and one standby.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18	PROJECT INFRASTRUCTURE

18.1	Existing Infrastructure and Services

Current site infrastructure at Obotan consists of:

An administration block, exploration office, core storage area, clinic and laboratory and an accommodation facility located just west of the village of Nkran

An exploration office, core storage area and accommodation facility located just north of the village of Tetrem

A 33 kV power supply is generally available on the site in multiple locations and is sufficient for construction activity

Multiple boreholes sunk for water supply

Communications currently available at the site are good due to the erection of a Vodafone tower at the accommodation camp

18.2	Roads and Obotan Site Access

18.2.1	General

Existing road access to the site is available from the west, south and east, but the main access used will be from the ports of Tema and Takoradi to the south via Kumasi, or Obuasi. Total distance from Tema to the project site, via Kumasi is approximately 400 km.

18.2.2	External Roads

The public road from Nkran village past the Nkran Pit will be diverted prior to the further development of the Nkran Pit. This will require an environmental permit and will be constructed in parallel with the bulk earthworks operations for the Plant terrace and TSF.

18.2.3	Project Site Roads

18.2.3.1	General

A range of road types will be required within the project site to meet a wide range of duties. The hierarchy of road types includes dedicated mine haul roads, main access roads, general access roads and minor use roads and tracks. Some of the roads will border service corridors and therefore road alignments need to consider service routes in addition to transport requirements.

The road widths and construction details have been selected to match the required duties. The respective details are described below. The total lengths of the three main road types are:

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Mine haul roads refer Section 16

General access roads: Already existing

Plant roads: Approximately 2 km

Access tracks: Approximately 5 km

It is proposed that road pavement material will comprise spoil material sourced from the Nkran Pit, existing waste dumps and from the tailings dam development. This material will form the base course for minor roads and the heavy use roads.

18.2.3.2	Mine Haul Roads

Mine haul roads will be designed and constructed by the mining contractor. This includes a temporary haul road to the TSF for transporting mine waste for dam construction.

18.2.3.3	Main Access Road

The current main access road to the site follows the previous haul road alignment from the tar road at Abore to the plant site. An allowance for the upgrading of this road through improved drainage, storm water controls and surface wearing course has been included in the capital estimate. An additional plant diversion road has been designed to allow access to the mine village from the main access road (785m).

18.2.3.4	General Access Roads

General access roads are short in length, provide access to the plant facilities, accommodation camp and mine contractor facilities from the main access road. These roads will be between 6m and 9m in width, depending upon traffic type and density.

18.2.3.5	Access Tracks

There are a number of rudimentary access tracks that have been constructed around the project site to support exploration activities. Some of these tracks will be retained and upgraded; some will be abandoned and re-vegetated. New access tracks will service the borefield and power supply lines.

Access tracks will be simple, cleared and graded natural earth tracks.

18.3	Esaase Roads and Site Access

Access tracks will be simple, cleared and graded natural earth tracks.

18.3.1	General

The site is accessed by existing public roads from two directions:

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Kumasi / Sunyani road to the northeast (sealed road)

Kumasi / Obuasi road to the south (sealed road)

Roads from both directions become gravel topped, (fair to poor condition) for the last 20 km to the Esaase site.

18.3.2	Access Strategy

The Antrak Ghana route surveys conducted in April 2012 highlight regional road access options from the Ghanaian coastline:

From Tema to Esaase via Kumasi

From Tokoradi port to Esaase via Tarkwa

From Tokoradi port to Esaase via Cape Coast

Within the project area, the existing public road is the principal transport and logistics route for mine (light) vehicles. Access to the plant area, the accommodation camp, MSA and construction camp is from this road.

18.3.3	Local Public Roads

The existing main road will be affected by pit development, and will require re-alignment at certain points. Sections of the road between Manhiya and Tetkaaso, as well as between Tetkaaso and Mpatoam will be included in the re-alignment.

Development of the WRDF that ultimately covers the village of Tetrem will result in the public road being shifted to the existing Bonte Gold Mine road. This road will be suitably upgraded to ensure safety and usability for locals and mine vehicles (light and supply vehicles only).

Based on the current pit and waste rock dump configuration, it is anticipated that the realigned public road will therefore cross the haul road to the Tetrem Waste Rock dump and TSF construction roads. An overpass will be constructed to carry heavy mine vehicles over the public road to limit the interaction between heavy mine vehicles and public road users.

The mine haul road (heavy mine vehicles) and public road will be in close proximity, particularly with regards to the upgraded Bonte Gold Mine road. A vegetative screen, safety berm and a separation fence will be constructed to minimise impacts.

The re-alignment of the public road will require the upgrading of approximately 3 km of existing Bonte road, and will have a cross-section width of 7m, with surface drainage and water management features, as well as all necessary safety signage and infrastructure.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.3.4	Project Site Roads

18.3.4.1	Plant Access Road

Access to the plant will be via a purpose-built road embankment crossing over the Bonte river, near the proposed ROM pad and crushers. The embankment will allow for multiple servitudes as follows:

7m two-way access road between the public road and the crusher terrace with guard rails for road user safety

4m service road allowing maintenance access to the conveyors

Within plant area, approximately 200m of 7m wide roads will be constructed on the terraces for access to various plant areas.

18.3.4.2	Haul Roads

The haul road design for the project is based on a cross section approximately 20 m wide, (including drains and shoulders), and allows for dual lane traffic, as well as road drains. Safety berms and barriers, (in line with legislated requirements), will be in addition to this cross section.

In addition to operational haul roads, there will be extensive use made of “construction haul roads”. These are temporary roads established for the purpose of transporting waste rock material being used in construction activities. Construction haul roads will be the same cross section as operational roads with decreased layer works due to the temporary nature.

Conveyor belts and pipelines will be serviced via a gravel track running alongside the facility. This will be constructed by clearing existing vegetation, ripping and compacting the in-situ material for a 3m wide cross-section.

Where available the existing exploration roads will be rehabilitated for construction road access whilst formal road construction is still underway.

18.4	AGM Power Supply

Power supply to the Esaase exploration offices is sufficient for ongoing exploration, or administration work.

For the AGM operation, investigations by Cardno BEC completed into the existing Electricity Company Ghana (“ECG”) 33 kV power supply infrastructure have revealed it to be in poor condition and of insufficient capacity to support the proposed operation.

In mid-2015, the Company announced the signing of a binding Power Purchase Agreement (“PPA”) with Genser Energy Ghana Limited (“Genser”) for the supply of all the power required for Phase 1 of the Asanko Gold Mine (“AGM” or the “Project”). Genser is an established independent power producer and power plant operator in Ghana that provides power to large industrial and parastatal clients.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Under the agreement Genser will build and operate a 19.2 megawatts (“MW”) liquid fuel power plant adjacent to the AGM site and supply 17MW of nominal power to Phase 1 on a fixed-price, life-of-mine contract. The initial contracted rates for the first two years (2016 and 2017) are slightly below the rates that were published in the Phase 1 Definitive Project Plan in November 2014. In 2018 and 2019 the contracted tariffs decrease in each year providing a benefit to the long term operating cost profile of the mine.

The Company is also installing a 30km 161kV power line to connect to the national grid, which will also service the power required for the proposed Phase 2 expansion project. Under the PPA, Genser will have the ability to utilize the power line to sell excess power into the grid or to supply power via the grid from their coal-fired power plant at Chirano, which is undergoing an expansion. The power line is on track for completion in Q3 2015. Bush clearing and ground preparation has been completed and foundation work for the towers as well as the medium voltage substation at the project site is well advanced at the time of writing of this report.

TPower from the Genser plant will be delivered to a Tnew 161kV / 11kV HV yard and sub-station at the Obotan site, complete with 25 MVA ONAN / 33 MVA ONAF power transformer to step the voltage down to 11kV for distribution to the consumer sub-station in the plant area.

From this 11 kV supply, the plant will be distributed at 11 kV via cable and the remote infrastructure via a Tanalith impregnated wooden pole / aluminium conductor steel reinforced (ACSR) construction 11 kV overhead line. The electrical supply points on the overhead line will be done via fused isolatable, or ground operation isolatable pole mount transformers (11 kV / 433V). These points are as follows:

●	Contractor’s camp (junior personnel)

●	Mine village (senior accommodation) replacing the existing 33 kV feed

●	Potable water boreholes

●	ROM area

●	Tailings storage facility return water pumps

●	Tailings storage facility collection sump pump

18.4.1	Estimated Loads

The power requirements for the Phase 2 of the Project are as follows:

●	at Esaase is 3 443 kVA

●	at Obotan is 21 778 kVA

A 22 kV line will be installed during Phase 2 of the Project to run alongside the overland conveyor to Esaase to supply the power required.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.5	Phase 1 Water Supply

18.5.1	Ground Water

A ground water investigation was previously undertaken by Knight Piésold to collect sufficient hydrogeological data to allow study design and costing of a production bore field. The investigation took place from April to June 2012 and included the drilling of eight investigation holes followed by the pump testing of six bores.

Four boreholes located to the west of the plant location will be equipped to address plant raw water and site potable water requirements with a maximum sustainable yield of approximately 15 l/s.

The shortfall in the plant raw water demand will be addressed through the construction and equipping of a catchment raw water dam upstream of the TSF. This will be augmented by pit dewatering boreholes around the Nkran Pit.

18.5.2	Potable Water

Potable water at the Esaase site is sourced from a local bore and is sufficient for the facility requirements.

For the Phase 1 operations, ground water from two of the boreholes adjacent to the plant site will be treated via chemical pre-treatment, multimedia filtration, reverse osmosis and chlorine disinfection in a vendor supplied water treatment plant treating 10 m3/h, or 200 m3/d (20 hour pumping) to be constructed at the plant site. Potable water will then be pumped around the plant site and to water tanks located at the mine service area and the contractor’s camp.

18.6	Phase 2 Site Raw / Process Water Balance

The raw and site water will come from the existing circuits at Obotan. Potable water will be sourced from the existing potable water plant at Obotan.

18.7	Sewage Handing

18.7.1	General

Sewage and waste water will be generated at the accommodation camp at Esaase exploration camp, mine services area and crushing plant.

Total sewage loading is a function of the potable water usage at each area for the expected manpower requirements for construction and operational phases.

18.7.2	Sewage Treatment Plants

Sewage treatment will be undertaken in vendor package Sewage Treatment Plants (“STP”). The selection, sizing and location of required STP has been optimized to

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

consider the main contributing areas of accommodation camp, Contractors camp / mine services area and process plant. Sewage treatment will be undertaken through vendor supplied Biological Sewage Treatment Plant based on a recycled activated sludge process consisting of inlet screen, anaerobic phase (denitrification) where effluent is allowed to settle, bioreactor phase (aerobic nitrification) followed by clarification and disinfection.

18.8	Tailings Storage Facility

The TSF at Obotan will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area (including the basin area) of approximately 67 ha for the Stage 1 TSF increasing to 209 ha for the final TSF. It has been designed by Knight Piésold (Australia).

The design incorporates an upstream toe drain and basin underdrainage system in low lying basin areas to reduce pressure head acting on the HDPE liner, reduce seepage, increase tailings densities and improve the geotechnical stability of the embankment. The under-drainage system comprises a network of collector and finger drains. The toe drain and underdrainage system drain by gravity to a collection sump located at the lowest point in the TSF. Solution recovered from the underdrainage system will be released to the top of the tailings mass via submersible pump, reporting to the supernatant pond.

The TSF basin area will be cleared, grubbed and topsoil stripped, and a 200 mm depth compacted soil liner of equivalent permeability not greater than 1 x10-8 m/s will be constructed over the entire TSF basin area, comprising either reworked in-situ material, or imported Zone A material. A 1.5 mm smooth HDPE geomembrane liner will be installed above the soil liner over the entire basin area.

Supernatant water will be removed from the TSF via submersible pumps located on a floating barge (by others), located within the supernatant pond throughout operation. Solution recovered from the decant system will be pumped back to the plant for re-use in the process circuits. The floating barge will be tethered to the TSF perimeter to avoid damage to HDPE geomembrane liner.

A downstream seepage collection system will be installed within and downstream of the TSF western embankment, to allow monitoring and collection of seepage from the TSF in the collection sump located downstream of the final TSF downstream toe.

An operational emergency spillway will be available at all times during TSF operation, constructed in the embankment abutment in order to protect the integrity of the constructed embankments in the event of emergency overflow. SCS 1 will operate as an emergency pond for the spillway channel outlet. The final TSF emergency spillway will be deepened to form the closure spillway to allow water shedding from the tailings beach.

A pipeline containment trench and access road will be constructed for both the tailings delivery pipeline and decant return pipeline during Stage 1, as the flow in

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

both pipelines may contain cyanide and therefore cannot be allowed to discharge to the environment if the pipeline bursts.

Tailings will be discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment. The active tailings beach will be regularly rotated. During the early stages of operation, when the risk of water shortages is highest, the deposition plan will be managed to maximise water recovery.

The TSF is designed to accommodate 33 Mt. Further expansion of the TSF to accommodate Phase 2 tailings was completed by KP.

Table 18-1: Storage Facility Design Criteria and Specifications

TSF Design
Storage Capacity Stage 1	4,000,000 tonnes (16 months) 33,000,000 tonnes (11 years)
Freeboard	Greater of: B(i) 0.5 m above maximum tailings elevation, or (ii) 1.0 m above maximum required storm water capacity elevation.
Crest Widths – Embankment	10.0 m
Side Slopes: Embankment (U/S) Embankment (D/S)	3H:1V 2H:1V (intermediate), 3.5H:1V (overall final)
Storm Water Capacity Short Duration Long Duration	1 in 100 year recurrent interval, 72 hour storm event 1 in 100 year recurrence interval, 12 months wet rainfall sequence
Emergency Spillway	1 in 100 year recurrent interval storm event, occurring when the supernatant pond is at the spillway inlet elevation
Earthquake Loading Closure Operating	Maximum Design Earthquake (MDE) Operating Basis Earthquake (OBE)

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

TSF Design
Factors of Safety Static (Operation) Pseudo Static (Operation) Static (Closure) Pseudo Static (Closure)	1.7 1.0 1.7 1.0
TSF Construction
Construction Materials Low Permeability Fill (Zone A) Structural Fill (Zone C) Erosion Protection (Zone E) Drain / Filter Material (Zone F)

Selected material, won from local borrow areas established by the TSF earthworks contractor.

Sourced from mine waste material, delivered to embankment by mining fleet.

Sourced from project rock quarry stockpile by TSF earthworks contractor.

Imported from off site.

Construction Equipment Stage 1 Stage 2 onwards

Contractor fleet (10 wheel tipper trucks), Mining fleet (CAT 777 or equivalent to deliver material to embankments).

Mining fleet (CAT 777 or equivalent) for structural fill zone (construction ongoing during operation). Contractor fleet (10 wheel tipper trucks) for low permeability zone (annual raises during dry season).

Construction Description Cut-off Trench Embankment Basin Liner Under Drainage

Upstream toe cut-off through residual/transported material.

Multi-zoned earth fill embankment, utilising low permeability central core. Embankment contains downstream seepage collection system.

Composite liner over entire TSF basin, comprising compacted soil liner (permeability not greater than

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

TSF Design
1x 10-8 m/s) and 1.5 mm smooth HDPE geomembrane over soil liner. System of finger and collector drains within low lying areas of the TSF basin.
TSF Operation
Slurry Characteristics Oxide Primary	45% solids by weight. SG = 2.77. Max. Density = 1.30 t/m3. 45% solids by weight. SG = 2.81. Max. Density = 1.60 t/m3.
Fluid Management

Full basin gravity underdrainage system into collection sumps (2 No). Return to supernatant pond via submersible pump.

Decant barge system for removal of supernatant solution. Return to the plant via submersible pump (by others).

General	Upstream spigot deposition of tailings. The supernatant pond is maintained within the northern drainage course throughout operation.
TSF Rehabilitation
Final Embankment Slopes	3.5H:1V (overall)
Closure Spillway	Probable Maximum Flood (PMF) storm event
Cover Profile	Shaped to achieve dry closure with no ponding
Capping	Engineered fill cover, design to be determined based on field testing and trials conducted during operation

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.8.1	Mining Regulations

A review of the latest version, of the Ghana Mining Regulations (2012, Ref. 6) pertaining to the TSF design is included in the sections below.

18.8.2	Hazard Classes

Tailings storage facilities shall be classified in hazard classes. This is to be done according to the number of persons affected by a dam failure as follows.

Table 18-2: TSF Hazard Classification

Hazard Class	Affected Persons	Environmental/ Material Damage
C	0	Moderate
B	1-5	Serious
A	>5	Very serious
not allowed	> 50

Based on the above, the proposed AGM TSF would be classified as Hazard Class ‘A’ in that between 21 and 50 people would be affected by dam failure, as well as very serious impact to downstream drainage courses.

The Chief Inspector of Mines shall establish specific minimum standards for each hazard class. Standards established in sub-regulation (2) shall in the case of a more dangerous facility provide:

●	A higher safety standard

●	A specific construction method

●	A higher static factor of safety for the embankment; and

●	Increased control and inspection

A manager of a mine shall in relation to that mine ensure that:

●	The location of a tailings storage facility is in an area where the failure of the embankment is not likely to result in a threat to human life

●	The tailing facility is not under any circumstance located in a place where the failure of an embankment would affect more than 50 dwellings

18.8.3	Embankments

During operations the Mine shall ensure that:

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

●	The embankments of tailings storage facilities in hazard class A, or B are constructed by downstream method

●	Upstream and centre line construction methods are only used for tailings storage facilities in hazard class C

●	The TSF embankment design comprises downstream construction methods

●	The area for the construction of an embankment shall be cleared of vegetation. Top soil and weak ground shall be removed

●	There is a proper foundation for the embankment

●	The material used for the construction of embankments is resistant to liquefaction

●	The soil used for the construction of an embankment is suitable for the purpose and the soil shall be placed in layers of not more than thirty centimetres and compacted

This is standard construction procedure.

Embankments shall have a drainage system to control the phreatic surface and seepage.

Water which has seeped outside the embankment shall be collected in a sump and pumped back into the tailings storage facility.

Under drainage systems, embankment chimney drains and downstream collection sumps have been incorporated into the TSF design.

Embankments have been designed by suitably qualified engineers KP is sufficiently qualified to undertake TSF design in Ghana, and KP Perth has approximately 20 years of experience of TSF design, construction and operation in Ghana.

Minimum safety factors for static and dynamic load according to a specific calculation method have to be established.

For hazard class C a static load safety factor of 1.5 is required.

For Hazard class B requires a safety factor of 1.6.

For Hazard class A, a safety factor of 1.7.

These minimum factors of safety were adopted for the TSF stability analysis. It should be noted that the above criteria are higher than accepted worldwide standards, in particular the Ghana Mining Regulations are excessive for dynamic load events, (unstated magnitude), and that increasing accepted worldwide standards is inappropriate.

The static factors of safety comply with the latest Ghana Mining Regulations and ANCOLD guidelines.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The construction of the embankment shall be supervised by a qualified engineer who shall submit reports to the Inspectorate Division as required by the Inspector.

All construction will be supervised by a KP representative, either from KP Perth, or KP Accra.

Embankments have been designed in such a way, that the tailings storage facility can store water inflow of the respective catchment area of a 100 year 24 hour storm event still having a freeboard of not less than 1m.

The TSF design criteria used is greater than that prescribed above.

18.8.4	TSF Impoundment

The impoundment shall be cleared of vegetation. Top soil shall be removed and stored for future use.

This is incorporated into the TSF design.

The impoundment shall have a suitably designed under drainage system.

The impoundment shall have a clay liner, 30 centimetres thick, placed in such a way that permeability is less than 10-6 cm/s. If competent bedrock or other geologic formations underlying the site can be demonstrated to provide an equivalent degree of containment, this may be considered acceptable.

A 1.5 mm smooth HDPE geomembrane liner has been incorporated into the Obotan TSF design to be installed over a compacted soil liner, resulting in a composite liner which will exceed the aforementioned permeability requirements.

18.8.5	Tailings Discharge System

Tailings shall be discharged into the TSF in well arranged beaches. No single point discharge is allowed.

Deposition will occur from a bank of spigot off-takes along the embankment crest.

18.8.6	Safety Arrangements

The manager of a mine shall in relation to the mine, ensure that:

●	An emergency spillway, or a similar gravity emergency discharge system shall be constructed which leads into an emergency pond for treatment of overflow from the tailings storage facilities before release into the environment

●	The spillway has to be suitably lined in such a way that overflowing water cannot erode the channel

●	This is incorporated into the Obotan TSF design, the emergency spillway will be concrete-lined to prevent erosion. The emergency spillway will flow into either a constructed emergency pond at the spillway channel outlet, or the water reservoir, which will act as the emergency pond required by the regulations

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

●	An emergency pump and an emergency electric power generator shall be available at any time in case of exceptional high water inflow, or in case of failure of the installed equipment

●	This is external to the KP design scope, but will be incorporated during the construction of the TSF pumping requirements

●	The system to divert natural run-off water from entering the TSF shall have a capacity for a 100 year 24 hour storm event

●	The spillway for the catchment dam storage reservoir and closure spillway upstream of the TSF will be designed for the aforementioned storm event

18.8.7	Monitoring

During operation the Mine shall ensure that:

Seepage through embankments shall be monitored by piezometer holes to be drilled within the embankments as follows:

●	An embankment of 30 metres length shall have a piezometer hole installed at the middle of the crest

●	Any embankment longer than 30m but less than 120m shall have two piezometer holes

●	Embankments longer than 120m but less than 240m shall have three piezometer holes installed

●	Embankments longer than 240m shall have piezometer holes at a distance of not more than 30m from the side of the embankment and not more than 60m between two neighbouring piezometer holes

●	This is incorporated into the TSF design

●	Additional monitoring holes shall be drilled at appropriate distances around any tailings storage facility to monitor seepage from the tailings into the ground water

●	Any element of seepage control shall be monitored and maintained regularly to ensure effective operation

18.8.8	Phase 2 TSF

As part of the Phase 1 AGM Project, DRA were commissioned to design and build a gold concentrator with a 3 Mtpa name plate in Obotan, Ghana. For Phase 1 Project the TSF has been designed by Knight Piésold (Australia) and will consist of a multi-zoned downstream perimeter embankment, comprising a total foot print area (including the basin area) of approximately 67 ha for the Stage 1 TSF increasing to 209 ha for the final TSF. The current design has a 33 Mt capacity for 11 years LOM.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

For the AGM Phase 2 PFS the tailings produced by the Phase 2 processing plant the Phase 1 TSF will be expanded to accommodate the Phase 2 tailings.

Knight Piésold (Australia) have done a preliminary investigation confirming the Phase 1 TSF can be expanded to a 78 million dry tonne TSF.

18.9	Esaase Site Buildings

No further buildings are contemplated at the Esaase site. For the Project, the capital estimate for site buildings has been prepared on the basis that a mixture of renovated and new buildings will be required.

The facilities at the process plant site are divided into the following categories:

Mine services area

Administrative and general support services

Process plant support services

Other support facilities

The mine services facilities will be provided entirely by the mining contractor.

18.9.1	Mining Services Facilities

18.9.1.1	Fuel and Lubricant Storage

ZEN Petroleum Ghana has been appointed as the bulk fuel and lubrication supplier for the Asanko Gold Mine Project. The planned facilities will comprise of the following:

Bulk fuel storage facility consisting of 12 x 60 kl self-bunded diesel storage tanks that will allow for a two week storage buffer

Drum storage yard to cater for bulk lubrication storage. The drum storage yard will be positioned next to the bulk fuel storage facility

One heavy vehicle refuelling bay to cater for the refuelling of the mining fleet. The heavy vehicle refuelling bay will be positioned at the Mining Services Area (“MSA”) to ensure easy access and limit vehicle downtime. Fuel to the heavy vehicle re-fuelling bay will be reticulated from the bulk fuel storage facility

One LDV re-fuelling bay at the MS Area with a 60 kl self-bunded diesel storage tank

One LDV re-fuelling bay at the plant site with a 60 kl self-bunded diesel storage tank

Dirty oil storage at the bulk fuel storage facility where dirty oil will be collected and treated off-site as and when required

The fuel supply contractor will also manage all the various facilities including stock levels and dispensing of product. The fuel supply contractor will also be

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

responsible for the maintenance and servicing of the various facilities and shall be in line with all environmental and legislative requirements.

18.9.1.2	Heavy Equipment Workshop

A sheltered workshop suitable for housing heavy mining equipment will be required to facilitate the maintenance of mobile mining equipment.

The maintenance workshop has attached to it the locker room facilities for employees. In addition, within the workshop building, an area should be set aside for several offices and potentially a crib room, (lunch room) depending on the distance to the centralised crib room.

18.9.1.3	Light Equipment Workshop

A sheltered workshop suitable for housing light vehicles will be required to facilitate the maintenance of light vehicles and small mobile equipment. This workshop will be an annex to the heavy equipment workshop.

18.9.1.4	Vehicle Wash Down

A vehicle wash-down concrete pad will be required. Suitable drainage for this site will be required to maintain the area free of pooling water. The wash down pad will be located adjacent to the heavy equipment workshop.

18.9.2	Administrative and Support Facilities

The administrative and support facilities will comprise the existing administration building, new security buildings and staff amenities.

18.9.2.1	Security Gate House

The new security gate house will include security offices and search areas. The security control room will be located at the existing administration building, and will service the full plant area with monitors providing video viewing of remote cameras and reporting of security monitoring equipment. The gate house will receive all visitors to the plant and issue access cards as required. It will include swipe card controlled turnstiles to allow monitoring of workforce movement onto and from the site.

18.9.2.2	Administration Office

The existing Project administration building has been renovated to accommodate the administration staff. No changes are required to the exploration offices at Esaase.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The building will provide offices for site operations management, the security control room security management, environmental management, administrative staff, a receptionist and secretarial staff.

This building is available for use by the engineering contractor and sub-contractors workforce during the construction period.

18.9.2.3	First Aid / Clinic Building

The existing clinic building at Obotan has been renovated to provide a reception area, waiting room, nursing station, doctor’s offices, observation / recovery room, pharmacy, clean store, tea preparation area, washroom facilities, office and parking area for emergency vehicles. An additional containerised X-ray facility has been procured and will be installed adjacent to the clinic building. No additional infrastructure will be added at Esaase.

18.9.2.4	Kitchen and Mess

Adequate facilities have been provided for the mining and crushing infrastructure.

18.9.2.5	Laboratory

The existing laboratory building at Obotan has been renovated and will be expanded to accommodate Phase 2 requirements.

18.10	Accommodation

The accommodation camp near Tetrem has been put on care and maintenance and is no longer in use. For the Project, accommodation has been provided in the existing mine village near Nkran village, where existing buildings have been renovated and furnished, and a new 500 man contractor’s camp was constructed adjacent to the mine village.

18.10.1	Mine Village near Nkran

18.10.1.1	General

The existing village has accommodation for 234 persons in existing blockwork buildings and new containerised accommodation units. It is available for the construction and operational phases with overflow of senior personnel to be housed in local communities.

A local specialist facilities management company (“NAFHAS”) has been appointed to manage the camp including catering, cleaning and servicing requirements.

18.10.1.2	Location

The camp is located southwest of the Phase 1 plant and administration area.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.10.1.3	Construction System

The existing buildings are single storey and comprise a concrete slab on ground, concrete block work walls and a metal deck roof on timber trusses. Containerised accommodation units are converted 12m marine containers with two single rooms per container with en-suite bathrooms.

The existing block work buildings have been renovated with preference given to locally available fittings and materials subject to availability and quality constraints.

18.10.2	Mine Village Facilities

18.10.2.1	Accommodation Units

Accommodation is provided in 124 single rooms with en-suite bathrooms, (64 renovated rooms in 16 blockwork buildings and 60 rooms in 30 x 12 m containers) and 110 rooms in 46 renovated blockwork houses, (ranging between 2 bed and 5 bed houses) with shared ablutions.

18.10.2.2	Combination Dry Mess, Kitchen, Camp Offices and Shop

The combined kitchen and dry mess building is an existing single storey structure that is to be retained. It provides seating for approximately 80 personnel in a single seating. It includes a kitchen, food preparation and serving area and scullery. External freezer and chiller reefer containers are provided for food storage.

It also includes office space for camp administration and a small shop.

Additional kitchen and dry mess equipment are to be provided including appliances, furniture, crockery, cutlery and glassware for the increased number of personnel during the construction phase

18.10.2.3	Wet Mess, Gym and Ablutions Building

The wet mess building is a single storey structure with combined wet mess, gym and ablutions facility.

Additional wet mess equipment including furniture, bar equipment, glassware and games equipment is to be provided.

18.10.2.4	Laundry, Chemical Storage and Linen Storage

The existing laundry facility has been renovated. This is a naturally ventilated structure of block work construction. The building will contain commercial washers and dryers. Laundering of bed linen, towels, etc. and the workforce clothing will be undertaken by contract staff.

Additional industrial laundry equipment including washers, dryers, roller and manual irons, tables, trolleys and other equipment will be provided to allow for the servicing of increased personnel numbers during construction.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.10.3	Camp Services

18.10.3.1	Potable Water

Potable water for is derived from 2 existing boreholes at the camp each delivering a sustainable yield of 85 l/min and 90 l/min respectively. Based on 18 hours of pumping per day this equates to approximately 189 m3/d which is well in excess of the approximately 60 m3/d camp demand. The borehole supply is fresh water and is treated to potable water standards via an existing water treatment plant with multimedia filtration and disinfection and stored in a potable water tank.

Water will be delivered into the village reticulation system using a constant pressure variable flow pump system. The reticulation system will be a polyethylene pipe system connecting to all water appliances. The system will be looped to minimise risk of stagnant areas and minimise disruption if a section is damaged.

18.10.3.2	Fire System

The village fire protection system will comprise of fire extinguishers located strategically around and within buildings in the village, including high risk areas such as the kitchen and main electrical systems.

In addition there is a fire tender manned 24 hours, which has a 1000 litre water tank and a 100 litre foam capacity capable of extinguishing fires in the camp.

18.10.3.3	Sewage

Effluent from all water fixtures in the village currently drains to a gravity sewage system consisting of a graded PVC pipe system connecting to all buildings within the village. Drainage from the kitchen connects to the sewer via a grease trap.

The gravity sewage system drains to a number of septic and conservancy tanks located in the various low points around the village. The conservancy tanks are drained when required via an external waste management contractor and disposed of in municipal sewage treatment facilities.

18.10.3.4	Electrical Systems

Electrical power for the villages will be provided from an overhead medium voltage (11 kV) supply derived from the plant consumer sub-station. Two pole mount transformers (11 kV / 433V) at the village will serve an underground low voltage reticulation system. In addition, two backup generators at the village will provide power to the various loads and essential services in the event of a supply outage.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.10.3.5	Communications Systems

Communications at the camp will be directed through the main cellular / microwave telecoms link established at the mine by Vodafone with wifi being the preferred linking medium.

18.11	Phase 2 Buildings and Facilities

18.11.1	Mine Main Offices

The main office buildings will be located at Obotan and will be shared there.

Buildings proposed for the Process plant will be shared with the Obotan plant buildings required at Esaase will only be a gatehouse at the crushing plant

18.11.2	Mine Services Area

The MSA is already constructed on an earthworks terrace located to the south of the existing exploration camp. These buildings is existing buildings revamped and new buildings

The buildings required at the MSA are:

Sewage treatment will be undertaken at a facility installed initially for the exploration camp

Potable water will be supplied from the centralised potable water storage facility at the exploration camp

Explosives yard to the south of the MSA

18.12	Phase 1 Contractor’s Camp

18.12.1	General

In addition to the existing mine village catering for senior personnel, a new contractor’s camp is being constructed to accommodate junior, (skilled and semi-skilled) personnel that are not housed in the local communities during the construction phase. The contractor’s camp is sized to cater for 380 skilled and 120 semi-skilled personnel and is to be constructed as a permanent camp. This will be used during the operational phase of the project for Asanko junior personnel whilst seeking housing in the local communities. It will also be used to house contractor staff during subsequent phases in the project development.

A specialist facilities management company, ATS will manage the camp including catering, cleaning and servicing requirements.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.12.2	Location

The contractor’s camp is located immediately adjacent to the mine village to the south-west of the plant and administration area.

Additional buildings will be provided using 12 m converted marine containers for shared accommodation units and separate ablution facilities.

The buildings will be equipped by the appointed facilities management company with preference given to locally available fittings and materials subject to availability and quality constraints.

18.13	Phase 1 Contractor’s Camp Services

18.13.1	Accommodation Units

Accommodation for skilled personnel will be provided in 19 prefabricated modular panel dormitory buildings each containing 20 single partitions rooms and shared ablution and air conditioned facilities under a single roof.

Semi-skilled personnel will be housed in 15 converted 12m marine containers split into two rooms each housing 4 per room with bunk beds and lockers. Separate ablution blocks will be provided.

18.13.2	Combination Dry Mess and Kitchen

A combined kitchen and dry mess building will be constructed to seat 250 personnel at a time. It will include a hot kitchen serving directly to the eating area with adjacent scullery, meat and vegetable preparation areas, bakery, freezer, chiller and dry store. Additional external freezer, chiller and dry store containers will be provided for food storage. The building will be air conditioned with access control provided.

Provision is also made in the kitchen for an open plan office and separate male and female change rooms. The kitchen and dry mess equipment will be provided by the facilities management company including appliances, furniture, crockery, cutlery and glassware.

18.13.3	Wet Mess (Recreation Building) and Shop

A separate wet mess building will be constructed with recreation games, satellite TVs and bar. The bar will include double door fridges and cupboards with glass washing facility and separate bar store.

The wet mess building will also contain a shop for the supply of basic provisions.

The wet mess building and shop will be stocked and equipped by the facilities management company and will be air conditioned.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.13.4	Gym Building

A dedicated, air-conditioned gym building will be constructed and stocked with gym equipment procured by Asanko.

18.13.5	Laundry and Linen Storage

A laundry building will be constructed adjacent to the kitchen for the laundering of bed linen, towels, etc. and the workforce clothing for the contractor’s camp personnel. The facilities management company will manage the laundry and equip the building with industrial laundry equipment including washers, dryers, roller and manual irons, tables, trolleys and other equipment.

18.13.6	Potable Water

Potable water will be provided to the contractor’s camp from the main potable water treatment plant to be constructed at the plant site. Prior to the construction of the treatment plant, a temporary potable water supply will be provided from the mine village.

Potable water will be stored in three 25 m3 plastic tanks installed on a concrete slab adjacent to the main entrance to the contractor’s camp. Water will be delivered into the camp reticulation system using a constant pressure variable flow pump system. The reticulation system will be a PVC pipe system connecting to all water appliances. The system will be looped to minimise risk of stagnant areas and minimise disruption if a section is damaged.

18.13.7	Fire Water System

The fire system for the contractor’s camp will comprise fire hydrants which are strategically placed around the camp. These will be fed from the plant water system. Each hydrant has a box with two hoses and a branch.

The village fire water system will be supported by fire extinguishers located strategically around and within buildings in the village, including high risk areas such as the kitchen and main electrical systems.

18.13.8	Sewage

Effluent from all water fixtures in the contractor’s camp will drain to a gravity sewage system consisting of a graded PVC pipe and manholes system connecting to all buildings within the camp. Drainage from the kitchen connects to the sewer via a grease trap.

The gravity sewage system will drain to the centralised sewage treatment plant downstream of the camp. This vendor supplied fully containerised treatment plant will also treat sewage loading from the plant site and mine services area and has a treatment capacity in excess of 140 m3/d.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.13.9	Electrical Systems

Electrical power for the villages will be provided from an overhead medium voltage (11 kV) supply derived from the plant consumer sub-station. Two pole mount transformers (11 kV / 433V) at the camp will serve an underground low voltage reticulation system. In addition, two backup generators at the camp will provide power to the various loads and essential services in the event of a supply outage.

18.13.10	Communications Systems

Communications at the camp will be directed through the main cellular / microwave telecoms link established at the mine by Vodafone with wifi being the preferred linking medium.

18.14	Phase 2 Accommodation

18.14.1	Exploration Camp

Accommodation on site for Asanko personnel is currently at the existing exploration camp located adjacent to the Tetrem village. This camp was developed previously and currently has 65 rooms available for accommodation of which 6 are connected to the existing dry mess and laundry. The camp is currently operating at capacity and the existing dry mess and potable / sewage treatment facilities will not be sufficient during mine construction or future operations.

18.14.2	Accommodation Camp

The existing accommodation camp at Obotan will be used during the construction time.

18.15	Mobile Equipment

Provision has been made for a fleet of vehicles and mobile equipment to support the operation of the process plant and infrastructure. Light vehicles and equipment to support the mining operations will be provided by the mining contractor as part of his contract.

18.15.1	Light Vehicles

Sixteen light vehicles will be provided including an ambulance and a combination of single and double cab utilities. The cost estimate allows these vehicles to be purchased new, however a number are likely to be available for hand over from the construction phase.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.15.2	Medium and Heavy Equipment

Heavier vehicles include one 70 tonne all terrain crane, one 22 seat minibus, a 4WD truck with Hiab hoist, a Front End Loader / backhoe for clean-up and scats handling duties, a 20t yard crane, two forklifts, a telehandler, tow skidsteers a scissor lift and a fire tender.

Bussing of local labour to and from work will be undertaken by a contractor operating a fleet of suitable busses.

18.16	Communications

The main communication mode on site will be provided by a cellular telecommunications link installed by Vodafone. Communications between site, the Asanko office in Accra and overseas will be provided by a new microwave data link combining with the existing 3G telecommunications network. No fixed line communication is planned.

In addition a two way radio system has been installed to allow for onsite communication and operation of both the mining and plant operations. To this end, a repeater station will be installed at the plant administration area and suitably powered handsets supplied.

18.17	Security

The Esaase site is regularly patrolled by existing security personnel. For the Project, new security systems will cover a range of elements including perimeter fencing and entry point controls.

18.17.1	Perimeter Fencing

18.17.1.1	General

Perimeter fencing protection will include high specification systems to the main plant area and the two accommodation camps together with lower specification systems for minor facilities. The type of perimeter fencing around the various facilities will be matched to the required duty and importance of the areas affected. The details are summarised below.

18.17.1.2	Process Plant at Obotan

Plant access control has been allowed for based on the three tier access area designation and is made up of a combination of technologies. The plant area has three access levels envisaged:

Level 1 – Site general entry access through main security building, (access to main offices, LDV workshop, main stores etc.)

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Level 2 - Plant operating area access, (only available following change house complex, or via vehicular access through air lock)

Level 3 - High security areas (risk / value), such as the gold room and the re-agents areas

The Level 1 external fencing around the process plant will be comprised of 2,400 mm high galvanised chain link security fence separated by a 50m buffer from an inner Level 2 galvanised chain link security fence 2,400 mm high. Both fences will include single razor mesh wrap top and bottom.

An additional inner Level 3 galvanised razor mesh high security fence 2,400 mm high will be constructed around the gravity and gold room sections and reagent storage and mixing areas.

18.17.1.3	Crushing Plant at Esaase

The crushing plant will have a 2,400 mm high galvanised chain link security fence with loops of razor wire located at the top and bottom of the fence.

18.17.1.4	Overland Conveyor Route

The overland conveyor route will have a 2,400 mm high galvanised chain link security fence with loops of razor wire located at the top and bottom of the fence.

18.17.1.5	Accommodation Camp

The accommodation camps will have a 2,400 mm high galvanised chain link security fence with loops of razor wire located at the top and bottom of the fence.

18.17.1.6	Low Security Facilities

Low security facilities include those areas where there are low risks of theft and malicious damage. These facilities comprise:

TSF, (excluding pump and electrical systems)

Sewage treatment plant

Air strip

Fencing around the above areas will be required to keep out wandering stock and to minimise the risk of inadvertent intrusion by people. It will comprise 1,200 mm high three strand perimeter stock / wildlife fencing. There will be signage at regular intervals around the fence to warn against entry.

18.17.2	Entry Point Controls

Access control to the mine and plant complex will be done via a combination of biometric and card readers to control turnstile activation and thereafter entry to the increasing security zones 1 through 3 on the site. Level 1 being the general access

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

areas of relatively low security, level 2 being the plant and certain other sensitive areas and level 3 being the areas where gold is present, or potentially present. Level 3 access will also be monitored via CCTV cameras and will employ metal detection in the gold room environment.

18.18	Phase 2 Access Control & Security

18.18.1	Plant (Esaase)

Infrastructure at Esaase will have a security level 2 around the crushing and conveying infrastructure.

18.18.2	Accommodation Camps

The exploration camp will be serviced as a separate entity and has not been included in the scope of this CBE.

Additional access control is however priced for the accommodation camp using a containerized turnstile access with card reader / biometric.

Restricted access to dry mess for meals to control unauthorized access to senior / junior sections of mess area has been priced.

18.18.3	Mine Services Area

No allowance has been made.

18.19	Integration of Esaase and Obotan by Conveying

18.19.1	Introduction

In an effort to establish the optimal configuration for the integration of the mining operation of two mining deposits: Esaase mine and Obotan mine, a conveying pre-feasibility study was conducted.

The conveying design and initial costing was done by EL Bateman Ltd of Johanessburg, South Africa (ELB). The work done by ELB has been summarised in this report.

18.19.2	Objective

The objective of the conveyor study is to evaluate the conveying options of gold bearing ore from the Esaase mine to the Obotan site for processing.

18.19.3	Methodology

Firstly, the route options were evaluated to select a suitable route.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Then various technologies were selected for conveying material from Esaase to Obotan. High level designs were done for all options.

Following the design and costing, the capital and operating costs for the options were estimated. Evaluation criteria were selected and weighted, against which the different options were then assessed.

The initial design intent was to have an elevated conveyor conveying ore with a top size of 250 (post primary crushing). The design went through two more iterations; firstly an elevated conveyor conveying an ore with a top size of 90 mm (post secondary crushing) and finally a ground based conveyor conveying an ore with a top size of 90 mm (post secondary crushing). The iterations were driven mainly by an effort to reduce capital and operating costs.

18.19.4	Conveying Route Selection

18.19.4.1	Conveying Route Options

Three route options have been selected for evaluation and compared against each other. A selection criteria was set out for the selection of the optimal route. The routes were also evaluated for any fatal flaws.

Route Option A

Option A was chosen to avoid specifically any major hill crossings and is about 27 km in distance. Route Option A runs from Esaase close to the existing villages and alongside approximately 4 km of existing roads that will need to be upgraded for access to the conveyor or piping system. Bush clearing will need to be done on most of the route (about 80%) as there is prevalent agriculture along the route.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 18-1: Route Option A

Route Option B

Route Option B which was also chosen to avoid specifically any major hill crossings and is approximately 28 km in distance. Route Option B runs from Esaase close to the villages and goes adjacent to another village near the middle of the two plant locations. The route goes through a water logged area near the Kinkinasi village. Approximately 24 km of existing road will need to be upgraded for access to the conveyor, or piping on the route. Bush clearing will need to be done on most of the route (about 80%) as there is prevalent agriculture along the route.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 18-2: Route Option B

Route Option C

Route option C runs in a predominantly straight line between the two sites directly through the undulating hills. It is the most direct and the shortest of the options with the distance of just over 24 km. The Esaase crusher station for this option has been moved to a position in the southern tip of the pit and the route is the most easterly of the options. It is also the route running closest to other Asanko properties /mining operations and can potentially be used for conveying ore from those operations as well. The route has a gentle horizontal curve nearer to the Obotan site to avoid the operating infrastructure.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 18-3: Route Option C

18.19.4.2	Conveying Route Evaluation Criteria

The following criteria were used to evaluate the various routes:

Distance between the two plant locations

Villages along the selected routes

Plantation along the selected routes

Environmental impact

Roads for access

Terrain

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.19.4.3	Route Selection Matrix

The factors above were used for selection criteria. The factors individually assigned weights according to the significance each of them has on the selection of the route. The criteria were then each assigned values based on how the different routes compare against each other for the given criterion, with the route that fairs best being given the highest value and the route that fairs the worst getting the lowest value. The weighted values for each route were then summed up together to give the total for the routes. The route with the highest weighted total amassed is the best competing option.

Table 18-3: Route Selection Matrix

Description	Weights	A	B	C
Distance	30	8	6	10
Villages	20	8	6	10
Plantation	10	8	6	10
Environment	20	8	10	6
Roads	10	8	10	6
Terrain	20	10	10	8
	110	920	860	940

Route option C accumulated the highest weighted total of the various factors on the selection matrix and is thus the preferred route. It is followed by route option A; with route option B being the least favourable. None of the selected routes is fatally flawed.

18.19.4.4	Route Evaluation Conclusion

Route option C was selected as the most suitable and preferred route for the conveyor belt system, or pumping routing. It has the shortest distance for construction and is away from the villages and plantation as well as being close to other Asanko properties.

18.19.5	Conveying Options

Following the selection of the most suitable conveying route, four conveying technologies were considered for the conveying of crushed ore from Esaase to Obotan. The selected options were:

●     Conventional troughed belt overland conveyor

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

●     Pipe overland conveyor

●     RopeCon overland conveyor

●     Cable belt conveyor

The conveyors need to be designed for a nominal capacity of 900 tph and a design capacity of 1080 tph. The conveyor will have to be covered, or enclosed for environmental reasons.

18.19.6	Design Criteria

Primary Crushed Ore from Esaase to Obotan (Original basis)

The design criteria for the conveying options is summarised below:

●     Conveyor capacity :   900 tph nominal

                    -          1 080 tph design

Gold Ore material properties:

●     Lump size (original): 250 mm

●     Bulk Density: 1 630 kg/m3

Secondary Crushed Ore from Esaase to Obotan (Revised basis)

Following the first iteration of design, a further opportunity to optimise the integration using conveying option was looked at where the secondary crushed ore is conveyed from Esaase to Obotan.

The updated design criteria for the conveying options for the revised case is summarised below:

●     Conveyor capacity    -    900 tph nominal

                               -    1 080 tph design

Gold Ore material properties:

●     Lump size (revised): 90 mm

●     Bulk Density: - 1 630 kg/m3

All belt conveyors will be grounded and will have culverts or briges going over roads as per the Ghanaian regulations.

All conveyor designs are based on route Option C whose vertical profile is shown in Figure 18-4.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 18-4: Overland Conveyor Ground Profile

The total horizontal distance is 24.5 km with an elevation difference of -46m between the head and the tail pulleys.

18.19.7	Option 1 - Conventional Troughed Overland Conveyor

Figure 18-5: Section through Troughed Belt Conveyor

Figure 18-6: A Conventional Troughed Belt Conveyor

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Troughed overland conveyors can run over many kilometres with single flight conveyors in the world operating over 30 km. They can negotiate horizontal curves with reasonable sized radii and is therefore a viable option to be evaluated in this study.

Figure 18-7: Curved Overland Conveyor

18.19.7.1	Conventional troughed overland conveyor - Design

Horizontal pulley centres: 25 321m

Vertical lift: -45.6m

The conveyor has 4 x 1000 kW drives installed as follows:

2 x 1000 kW on the head pulley.

2 x 1000 kW on the tail pulley.

Belt Width	950 mm

Belt class:	ST 3 150

Belt Speed:	6.5 m/s

Design Capacity:	1 080 tph

Start-up on full load:	Yes

Soft Start:	VFD

Take-up type:	Gravity with Take-up trolley

Holdback:	External Low Speed

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Belt Turnovers:	Before tail pulley & after secondary drive pulley

Carry Idlers:	3 roll carry idler configuration

○ Trough Angle:	45°

○ Roll diameter:	178 mm

○ Bearing Diameter:	40 mm

○ Rotational Speed:	697 rpm

○ Idler Spacing:	4.5m (average)

Return Idlers

○ Trough Angle:	10

○ Roll diameter:	178 mm

○ Bearing Diameter:	40 mm

○ Rotational Speed:	697 rpm

○ Idler Spacing:	9m (average)

18.19.8	Mechanical Arrangement

The conveyor stringer structure is a simple support system for the idlers and belt loaded with material.

An integrated low profile stringer-hood completely encloses the coal removing the need for side cladding on the gallery to prevent the release of dust into the environment.

The conveyor will have drives located at the head and the tail end of the conveyor. Power will be supplied from Esaase side at the tail end, and from Obotan at the head end.

Belt turnovers have been allowed for. They are located at the head and tail end of the conveyor on the return strand. The belt turnover prevents any material that has adhered to the carry strand and was not removed with the belt cleaners, from falling to the ground, thus significantly reducing spillages.

The entire length of the conveyor requires a large take-up length (about 70m) to account for both active (starting/stopping and variations in load) and permanent belt stretch. The conveyor uses a dual take-up/belt storage system.

The horizontal gravity system at the head end of the conveyor is used as the active take-up and accounts for belt stretch / contraction during starting and stopping and during load variations. An additional fixed take up system is provided for at the tail end. This would be a winch activated trolley system which would be locked out (fixed in place) during normal operation.

The conveyors will be equipped with all instrumentation and devices necessary to operate the conveyors. All devices necessary to enable operability shall be included.

Instrumentation shall be shall be in compliance with the SA Mine Health and Safety Act and shall include, but not be limited to the following:

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

E-Stop buttons

Pull Key system

Audible pre-start warning alarms

Belt miss-alignment detection

Belt rip or tear detection

Belt slip detection

Belt speed sensing

Interlocking systems

Travel limits

Block chute detection

Online vibration monitoring sensors

Additional instrumentation for plants could include:

Pressure, Temperature and Level sensors and transmitters

Position indicators

18.19.9	Option 2 - Pipe Overland Conveyor

Pipe conveyors overcome several of the problems commonly associated with conventional conveyors, such as spillage of material, belt training and limited angle of incline, horizontal curves and multiple flights.

Figure 18-8: Section through Pipe Conveyor

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The pipe conveyor resembles a conventional troughed conveyor at its tail end where the material is loaded. The open belt then passes through a series of transition idlers to form a pipe shape, which is maintained for the length of the conveyor.

Just before the discharge pulley, the belt opens up again and allows the material to be discharged in the normal fashion. On the return side, the belt is again formed into a pipe shape or if there is no material to be carried back to the source, it is simply returned on flat, or vee-return idlers as with a trough conveyor.

The belt has to have sufficient stiffness to form and maintain the pipe shape as it passes through the circle forming idler rolls. At the same time it must remain flexible for the transition from the flat shape at the pulleys to the pipe shape at both the loading and discharge ends of the conveyor.

When compared to conventional conveyors a pipe conveyor can offer the following benefits:

Spillage free transportation

No build up on idlers

Can negotiate tight horizontal and vertical curves

Can elevate vertically at inclinations 50% more than conventional conveyors

Has excellent belt edge damage control

Unaffected by wind and rain thus requires no covers

Reduced structural costs by eliminating walkways

The pipe conveyor was selected as a viable option in this study primarily due to its diminished environmental impact as well as the fact that it can negotiate horizontal curves.

18.19.9.1	Pipe Overland Conveyor - Design

The relatively high belt class rating required necessitates the use of either a multiple flight or single flight with multiple drives. The latter option was selected as it eliminates the need of a surge bin should the second conveyor trip that would be required in the case of multiple conveyors. It also reduces the number of pulleys required, thus the complexity of the system is also reduced.

Horizontal pulley centres:	25 321m

Vertical lift:	-45.6m

The conveyor has 8 x 1000 kW drives installed as follows:

2 x 1 000 kW installed at the tail pulley

2 x 1 000 kW installed on an intermediary drive

2 x 1 000 kW installed at the head pulley

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

2 x 1 000 kW installed on a secondary drive after the head pulley

Belt Width:	1 500 mm

Pipe Diameter:	500 mm

Belt class:	ST 3500

Belt Speed:	4 m/s

Design Capacity:	1 080 tph

Start-up on full load:	Yes

Soft Start:	VFD

Take-up type:	Gravity with Take-up trolley

Holdback:	External Low Speed

Belt Turnovers:	Before tail pulley & after secondary drive pulley

Carry Idlers

○ Trough Angle:	45°

○ Roll diameter:	152 mm

○ Bearing Diameter:	30 mm

○ Rotational Speed:	503 rpm

○ Idler Spacing:	3m (average)

Return Idlers

○ Trough Angle:	10°

○ Roll diameter:	178 mm

○ Bearing Diameter:	40 mm

○ Rotational Speed:	429 rpm

○ Idler Spacing:	3m (average)

The entire length of the pipe conveyor requires a large take-up length (about 70m) to account for both active (starting / stopping and variations in load) and permanent belt stretch, and it also uses a dual take-up / belt storage system as described for the troughed conveyor.

EC&I equipment similar to that for the troughed belt shall be supplied for the pipe conveyor.

18.19.10	Option 3 - RopeCon Overland Conveyor

RopeCon, the latest continuous conveying system for transporting all kinds of bulk materials over medium to long distances, essentially consists of a special conveyor belt with vulcanized corrugated side walls which runs on two track ropes in the upper and lower belts via running wheels attached to the belt. The belt performs a haulage and support function and, just like a conventional belt conveyor, is driven by a drive pulley at the head or tail station.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 18-9: Section through RopeCon system

With this conveyor system it is possible to cover extremely long transport distances whereby the track ropes are carried by a suitable number of support towers, similar to those used on aerial ropeways, and rigged at either end.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 18-10: RopeCon System Illustrating the Long Spans between Supports

The RopeCon system offers the following benefits:

Easy means of crossing obstacles such as rivers, gorges, buildings, roads, trees, etc.

Extremely long rope spans of over 500m possible

No maintenance parts along the track, therefore no catwalks required

Significantly lower kinetic resistances than with conventional conveyor belts

Minimal noise emission

No preparation of the track necessary, i.e. no tree clearing, no bridges, no cuttings, no tunnels

Minimum time and effort required for removal

No belt skewing is possible

No belt guiding devices required and therefore no damage to belt edges (increased service life of conveyor belt)

Sturdy and extremely low-maintenance construction

Corrosion protection work reduced to a minimum

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Due to the nature of the RopeCon installation which requires a very small footprint it was deemed to be a viable option to be evaluated in this study. It is also able to traverse difficult terrain as would be encountered with this project.

18.19.10.1	RopeCon overland conveyor - Design

The RopeCon belt is supported on cables that span between support pylons. The span is determined by the belt loading, the thickness of cables required, as well as the terrain.

Figure 18-11: System Supported on A-frames

The RopeCon design was done by an external supplier (Doppelmayer), and not all the details of mechanical components were supplied for this phase of the project.

Length:	approximately 25 km

Lift:	-46m

Installed Power:	3 000 kW

Absorbed Power:	2 280 kW

Configuration:	Two Flights

Wheel Spacing:	4.5m to 6m

Belt Speed:	4.2 m/s

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Belt width:	800 mm

Side wall height:	200 mm

The first section over the hilly terrain will have approximately 2 250 kW installed and the second approximately 600 kW. Power to the drive of the first section can be transmitted along the support cables from either Esaase or Obotan.

18.19.11	Option 4 – Cable Belt Overland Conveyor

The Cable Belt System differs from conventional troughed systems in that the drive tension is transmitted through steel wire ropes instead of through the belt carcass. The belt supports and carries the load with the driving force therefore provided by the steel cables.

Figure 18-12: Section through Cable Belt Conveyor

On the top line the belt is supported via shoe forms, set slightly inboard of the belt edge Figure 18-12and on the return line by similar shoe forms on the reverse side.

The cable belt has several benefits compared to the troughed conveyor:

The belt has no significant longitudinal tensions and is only reinforced to support the load. This reduces the weight of the belt significantly

It provides a smooth, positively tracked arrangement with less rotating components than a troughed belt system

The material on the belt is not shaped or moulded by the belt and therefore has an angle of surcharge very close to its static angle of repose

The cables provide all the driving force and are positively located in the pulleys helping with tracking

Around horizontal curves the location of the belt on the cables maintains the positive tracking along the alignment

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.19.11.1	Cable Belt Overland Conveyor - Design

The cable belt is supported in conventional truss gantries and will be elevated with steel trestles to the required height. The gantry span will be 24m lengths and to achieve this, a relatively deep gantry section is required.

Figure 18-13: Illustration of an Elevated Cable Belt System

The cable belt design was done by an external supplier (Metso), and not all the details of mechanical components were supplied at this phase of the project.

Concept Geometry:	25 km with vertical drop of 125m

Configuration:	Single Flight w/ horizontal curves

Installed Power:	2 800 kW

Belt Width:	800 mm

Cable Diameter:	41 mm

Line Stand Support Spacing:	7.5m on top, 15m on bottom

EC&I equipment similar to that for the troughed belt will be supplied for the cable belt.

18.19.12	Capital Cost and Operational Cost Estimates - Conveying

The Capex has been estimated to accuracy level of ± 25%. The Capex estimated is based on the cost of equipment, including delivery, installation and commissioning and EPCM services.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The Capex and Opex estimates are based on prices from an ELB internal database, as well as industry norms, and standards as well as experience from previous projects of a similar nature. Inputs from consultants Doppelmayer and Metso were utilised for the calculation of the Capex and Opex of their proprietary equipment.

The Electricity rate utilised was derived the rate utilised in the 0.18 US $/kWh obtained from the Company.

An exchange rate of EURO 1.00 = ZAR 13.46 and USD 1.00 = ZAR 11.50 for OEM price conversions.

18.19.12.1	Capital Cost - Conveying

Comparative estimates on the trough conveyor and pipe conveyor were done by ELB. The RopeCon and Cable Belt technologies are proprietary to Dopplemayer and Metso respectively. Both Dopplemeyer and Metso gave their standard designs and costing on their standard designs.

Elevated conveyor with 250 mm lump size Capex

The following summarises the capital cost estimates for elevated conveyors, conveying gold bearing ore at a nominal capacity of 900 tph with a maximum lump size of 250 mm.

Table 18-4: -250 mm Capex Estimates

Option 1 - Trough	Option 2 - Pipe	Option 3 - RopeCon	Option 4 - Cable Belt
$ 131 440 476	$ 228 552 091	$ 224 827 847	$ 216 934 362

From the table above, it is clear that Option 1 is the least expensive to install. Option 4 is the second least expensive option. Options 2 and 3 are similar in their Capex requirements, however much more capital intensive than Option 1.

Elevated conveyor with 90 mm lump size Cape

An opportunity to reduce the Capex cost of the conveyor was investigated. By installing the secondary crusher prior to the overland conveyor, the maximum lump size can be reduced to 90 mm, which has an effect of reducing the belt width required. This would also have the knock on effects in the reduction of structural steel required, this results in the reduction in the initial capital cost investment.

The large lump size is the main driver behind the 1 050 mm belt width on the troughed conveyor and this is reduced to 900 mm for the smaller lump size when the secondary crusher is installed before the feed onto the overland conveyor. This reduction is even more significant for the pipe conveyor which sees a belt size reduction from 3 000 mm to 1 500 mm.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The change did not have a significant impact on the RopeCon and the cable belt as their designs were mainly tonnage driven.

Table 18-5: -90 mm Capex Estimates

Option 1 - Trough	Option 2 - Pipe	Option 3 - RopeCon	Option 4 - Cable Belt
$ 120 700 912	$ 202 126 349	$ 224 827 847	$ 216 934 362

Ground line conveyor with 90 mm lump size Capex

A further opportunity to reduce the capex required was to look at a ground running overland conveyor instead of the elevated conveyor. This massively reduces the structural steel requirements and thus has a large reduction in cost.

Table 18-6: -90 mm Capex Estimates – Ground Line

Option 1 - Trough	Option 2 – Pipe	Option 3 - RopeCon	Option 4 - Cable Belt
$ 57 193 751	$ 90 924 642	N/A	$ 159 235 303

RopeCon lends itself more to elevated structures and as such the ground running option was not priced.

18.19.12.2	Servitude

For each of the conveying options a 12 m wide servitude, see Figure 18-14, will have to be constructed along the full length of the conveyor for safety and security reasons. The estimated Capex for the servitude is $12 621 133. This includes:

Clear and grub

Removal of top soil

Earthworks

Electrified fencing

Security cameras

Crop compensation

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 18-14: Illustration of Conveyor Servitude

18.19.13	Opex - Conveying

Operational cost estimates were done by utilising the absorbed power for electricity usage, as well as maintenance cost (factorised as a percentage of installation cost). The factors used to calculate maintenance costs are industry norms derived from experience on similar projects.

Two belting options were considered for the conveyor belting of this conveyor. The long distance requires belting with a high tensile strength. Typically this requirement would be met by using steel cord belting. As an alternative the use of Aramid carcass was investigated in the comparison.

Aramid, also known as Kevlar, is a synthetic material that can be woven into a carcass. It has a tensile strength comparable to that of steel, but with only a fraction of the mass. The use of Aramid belting therefore can significantly reduce the belt mass installed, thereby also reducing the power requirements and a saving in electricity cost.

Table 18-7 summarises the operational cost estimates for ground run conveyors, conveying gold bearing ore at a nominal capacity of 900 tph with a maximum lump size of 90 mm.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 18-7: -90 mm Opex Estimates

	Trough (Aramid belt)	Pipe	Cable Belt	RopeCon
Absorbed Power (kW)	2176	5220	2500	2280
Running Hours	7200	7200	7200	7200
kWh per annum	15667200	37584000	18000000	16416000
Cost per kWh (US $)	0.18	0.18	0.18	0.18
Electrical Opex per annum	$2 820 096.00	$6 765 120.00	$3 240 000.00	$2 954 880.00
Electrical Opex per ton	$0.49	$1.17	$0.56	$0.51
Maintenance per annum	$1 293 600.82	$3 148 461.89	$2 612 882.73	$2 249 195.78
Maintenance per ton	$0.22	$0.54	$0.45	$0.39
Total Opex (S/ton)	$0.71	$1.71	$1.01	$0.90

18.20	Basis of Selection

18.20.1	Equipment Selection Process

The Analytical Hierarchy Process (“AHP”) was to select the preferred overland conveyor system option.

AHP is a problem solving methodology for making a choice from among a set of alternatives when the selection criteria represents multiple objectives, has a neutral hierarchy structure, or consists of qualitative or quantitative measures. AHP builds on the mathematical properties of matrices for making consistent pairwise comparisons. Not only is AHP mathematically sound, but intuitively correct.

AHP is an appropriate tool for selecting among alternative engineering designs and is relevant for choice problems in comparing concepts, structuring a decision making process for a new situation and evaluating incommensurate trade-offs.

18.20.2	AHP Process

AHP leads to the calculation of weighting factors for decision criteria for one level of criteria at a time. AHP also defines a pairwise, comparison based method for determining relative ratings for the degree to which each set of options fulfils each of the criteria.

AHP includes the calculation of an inconsistency measurement and threshold values that determine if the comparison process has remained consistent.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

AHP’s application to the engineering design selection task requires that the decision maker first creates a hierarchy of the selection criteria. The criteria all measure the aspects of the overland system option’s performance.

18.20.3	Equipment Selection Criteria and Scoring

In order to compare the four options, the selection criteria had to be determined in order to ensure that Asanko Gold’s requirements are met in the final analysis.

The following are the criteria against which each option is evaluated:

Capital cost

Operational cost

Time to construct

Reliability

Maintainability

Constructability

Track record

18.20.4	Final Equipment Selection

Following the scoring of each option against the selection criteria, a matrix was drawn up to reflect the relative strengths and weaknesses of each technology. These values were then multiplied by the relative weighting of each scoring criteria and a final value determined.

A recommendation is made based on the scoring having taken into account all the criteria.

18.20.5	Analytical Heirachy Process (AHP) Results

The AHP introduced by Thomas Saaty (1980), is an effective tool for dealing with complex decision making, and may assist the decision maker in setting priorities and arriving at the best decision. By reducing complex decisions to a series of pairwise comparisons, and then synthesizing the results, the AHP helps to capture both subjective and objective aspects of a decision. In addition, the AHP incorporates a useful technique for checking the consistency of the decision maker’s evaluations, thus reducing the possibility of personal bias in the decision making process.

18.20.6	Criteria Weights

The process starts with determining the selection criteria and then computing criteria weights.

The relative weights of the selection criteria are tabulated in Table 18-8 below.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 18-8: Criteria Comparison Matrix

	Capex	Opex	Time to Construct	Reliability	Maintainability	Constructability	Track record
Capex	1.00	1.00	1.00	0.33	0.33	3.00	1.00
Opex	1.00	1.00	3.00	0.20	0.33	5.00	1.00
Time to Construct	1.00	0.33	1.00	0.20	0.20	1.00	0.20
Reliability	3.00	5.00	500	1.00	1.00	5.00	1.00
Maintainability	3.00	.00	5.00	1.00	1.00	3.00	0.33
Constructability	0.33	0.20	1.00	0.20	0.33	1.00	0.33
Track record	0.33	.00	5.00	1.00	3.00	3.00	.00
Sum	9.67	11.53	21.00	3.93	6.20	21.00	4.87

The pairwise comparison matrix is then normalized by making equal to 1 the sum of the entries on each column.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 18-9: Normalised Comparison Matrix

	Capex	Opex	Time to construct	Reliability	Maintainability	Constructability	Track record
Capex	0.10	0.09	0.05	0.08	0.05	0.14	0.21
Opex	0.10	0.09	0.14	0.05	0.05	0.24	0.21
Time to Construct	0.10	0.03	0.05	0.05	0.03	0.05	0.04
Reliability	0.31	0.43	0.24	0.25	0.16	0.24	0.21
Maintainability	0.31	0.26	0.24	0.25	0.16	0.14	0.07
Constructability	0.03	0.02	0.05	0.05	0.05	0.05	0.07
Track record	0.03	0.09	0.24	0.25	0.48	0.14	0.21
Sum	1.00	1.00	1.00	1.00	1.00	1.00	1.00

18.20.7	Criteria Evaluation - Conveying

The selection criteria were evaluated to produce the results of criteria comparison matrices. This was done by determining the relative importance of each criteria in order to determine the weightings.

The weightings are therefore not subjective and reflect the absolute importance of each criteria relative to the others.

The ratings are as follows:

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 18-10: Criteria Evaluation

Criteria	Weightings
Capex	10.35%
Opex	12.59%
Time to Construct	5.03%
Reliability	26.30%
Maintainability	20.51%
Constructability	4.57%
Track record	20.65%
100.00%

18.20.8	Option Ratings

The AHP process was done in order to compare the overland conveyor option with each other for each of the selection criteria. The process yielded the results of each overland conveyor option’s relative weighting for the selection criteria in (Table 18-11).

Table 18-11: Final Decision Matrix

Criteria	Option 1 - Troughed Belt	Option 2 - Pipe	Option 3 - Ropecon	Option 4 - Cable Belt
Capital Cost	0.491	0.067	0.109	0.291
Operational Cost	0.487	0.047	0.174	0.292
Time to Construct	0.266	0.096	0.558	0.080
Reliability	0.166	0.062	0.421	0.351
Maintainability	0.432	0.382	0.100	0.086
Constructability	0.229	0.119	0.597	0.055
Track Record	0.417	0.083	0.083	0.417
Total	2.488	0.856	2.042	1.572

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

18.20.9	Option Evaluation

The table above shows how each option compares to the others for the different criteria. Option 1 scored the highest in four of the criteria, Option 3 scores the highest in three of the criteria and Option 4 scores highest in one criteria

Capital Cost

The relative weightings of each criteria, especially the capital cost consideration, makes it favourable for Option 1. The capital cost estimates indicates that option 1 will be most cost effective initially.

Operating Cost

The operating cost estimates illustrate the differences between the options, and this is reflected in the option ratings. This criteria carries a very high weighting and the financial model will have to consider the cost of operating the preferred option to ensure it remains economical for the mine to operate should the preferred option not be the most economical to operate.

The operating cost is made up mostly of the power consumption. It also takes into consideration the amount of moving parts a system comprises of as that is proportional to the maintenance required.

Option 1 is the most economical to run with the use of Aramid belting.

Time to Construct

The fact that Option 1 did not score highly on the “Time to Construct” criteria does not mean it will not fit in with the required schedule. It merely implies that it could take relatively longer to construct than Option 3, mostly due to the increased amount of steelwork and components that has to be erected, as well as the relatively higher quantum of work along the route for the support structures. Option 2 will take the longest due the shorter span between gantries as well as the quantity of mechanical components.

Constructability

Ideally one would want to limit the amount of work that takes place on site along the conveyor route, but this need has to be weighed against the other criteria, which is exactly why this criteria carries less weighting and also because it is a short term consideration.

Reliability

This criteria carries a high weighting as it is important to install a system that runs reliably in such a remote area. The relative rating difference between Option 1 and Option 4 does not mean that Option 1 will break down more.

Reliability is a function of the number of moving parts in the system that can fail as it has a direct bearing on the Mean Time between Failures (“MTBF”) and with option 4 having the least number of moving parts, it is less likely that something can break down.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 18-12: Comparison of Moving Parts per Option

Description	Option 1	Option 2	Option 3	Option 4
Length	25 321	25 321	25 321	25 321
Carry Stations	5 652	8 487	5 627	3 376
Return Stations	2 825	8 467	5 627	1 688
Carry Elements	16 956	50 922	11 254	13 505
Return Elements	5 650	16 934	11 254	6 752

The perceived risk of a breakdown is lower as a result. The final solution will be designed with a certain lifetime and availability in mind, and components will be specified to have a certain lifetime. Nothing will run indefinitely, so for all the options a breakdown will occur at some point during the life of the conveyor.

Another factor impacting on reliability is the number of components that makes up the link between the mine and the processing plant. Let’s assume that a conveyor system is designed for 95% reliability and all system link components must work normally for the system to succeed. For one link i.e. a single flight conveyor, the reliability will be 95%. Should the conveyor system need to be split into, for instance, two flights, the reliability will become 0.95 x 0.95 = 90.3% and for three flights it diminishes to 0.95 x 0.95 x 0.95 = 85.7%.

Option 3 cannot negotiate horizontal curves and should the final route require this, the system will have to be split into two or more conveyors in series. Option 2, although already not favourable as an option, would probably also have to have to be split into more than one conveyor, as well due to high power requirements.

This has a further impact on the ratings between the options and is reflected in the Final Scoring Matrix as such.

Maintainability

This criteria is a measure of how easily spare parts can be obtained i.e. availability of supplier support as well as how easily personnel will be able to access work areas to carry out work.

Options 1, 2 and 4 all have a motorised trolley to gain access along the route with Option 4 having walkways. All of them therefore have relative ease of access, but with walkways, personnel will have to travel long distances to carry out work.

Options 3 & 4 are both relatively unconventional technologies and spares cannot be found as easily as for Options 1 & 2. Option 3 for instance will have a single source for the belting with the pulleys compared to Option 1 where spares can be found from many sources. This is reflected in the ratings as well. Maintainability carries a very high weighting compared to the other criteria and this makes sense

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

in that over the long term it is essential to be able to procure spares and keep the conveyor running.

Track Record

This criteria is very important and that is reflected in the weighting. The technologies for Options 2 and 3 are sound and have been applied in a number of locations, however neither of them have been used for such long overland systems. Option 3 also cannot accommodate horizontal curves, therefore should the route eventually require this, multiple flights will be required for the route. There is therefore a perceived risk in using these technologies for this application which is why these options scored poorly in this criteria.

Options 1 and 4 on the other hand have over a number of years proven to be technologies that can be used for such an application. Both have numerous references for conveyor lengths exceeding what is required for Asanko Gold. Calculations are therefore not only done in theory anymore, but existing installations can be measured and compared to calculations in order to better predict how the conveyor will behave under certain conditions. The scoring reflects this.

18.20.10	Selecting the Preferred Option

Once the weight vector (w) and the Final Decision Matrix (S) have been computed, the AHP obtains a vector (v) of global scores by multiplying S and w, i.e. v = S * w.

Table 18-13: Option Values

Option Values
Option 1	0.354
Option 2	0.135
Option 3	0.241
Option 4	0.269

Option 1 is the option with the highest value is thus the preferred option. Option 4 ranking as the second as it has the second highest value.

18.20.11	Conveying Recommendations

There are a number of options to consider when selecting an overland conveying system.

In the final analysis, the troughed overland conveyor system is the preferred option, with the Cable Belt system a close second.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The pipe conveyor system is not suitable for this project and would normally only be considered for shorter installations. The fact that this technology also lacks reference installations longer than 10 km is evidence of this.

Aramid belt should be given due consideration for the trough conveyor.

The lack of long overland reference installations for the RopeCon system is unfortunate and impacts the perceived reliability of such an unproven system compared to a conventional trough belt. The longest installed RopeCon to date is in Jamaica and is 3.4 km long. The longest troughed overland systems are more than 30 km long.

It is recommended that a crusher is installed upstream of the overland conveyor at the mine to decrease the top size from -250 mm.

A crushing plant upstream of the conveyor will provide the opportunity to reduce the belt width for all the options, thereby reducing the capital cost for all the options. The cost reduction should justify the crushing plant cost, but the operational cost of the crushing plant also needs to be considered in such a trade-off.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

19	MARKET STUDIES AND CONTRACTS

The only commodity anticipated to be produced at the proposed AGM is gold, which is widely and freely traded on the international market with known and instantly accessible pricing information.

In conjunction with debt financing for the Project, the Company has entered into an offtake agreement to sell 100% of the future gold production from the Project to its lender, up to a maximum of 2.22 million ounces. Under the offtake agreement, the lender will pay for 100% of the value of the gold nine business days after shipment. A provisional payment of 90% of the estimated value will be made one business day after delivery.  The gold sale price will be a spot price selected during a nine day quotational period following shipment.

Should the Company wish to terminate the offtake agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the loan, as well as the amount of gold delivered under the offtake agreement at the time of termination.

The gold price of $1300/oz was used in all the financial models and trade-offs as a prudent view looking forward based on the past three year average gold price. The average gold price for the past three years was:

Year	Annual Au oz Average
2012	$1 689
2013	$1 411
2014	$1 278
3 Year trailing average	$1 407

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	Introduction

This section provides an overview of the environmental legislation and guidelines applicable to the AGM, summarises the permitting process, identifies potential social and environmental impacts, describes progress to date on baseline surveys, and outlines Asanko’s plans to address its social and environmental responsibilities.

20.2	Ghanaian Legislation and Guidelines

20.2.1	Environmental and Social

The key environmental and social legislation in Ghana is the Environmental Protection Agency Act 1994 (Act 490) and the Environmental Assessment Regulations 1999 (LI 1652). The Environmental Protection Agency (“EPA”) is the regulatory body that administers these laws.

The Environmental Protection Agency Act 1994 (Act 490) establishes Ghana’s EPA and defines the functions of the EPA, including, but not limited to the following:

Prescribing standards and guidelines relating to the pollution of air, water and land; and

Ensuring compliance with environmental impact assessment procedures in the planning and execution of development projects

Any undertaking that has the potential to have an adverse impact on the environment can be required by the EPA to submit an Environmental Impact Statement (“EIS”) under Part II of the Environmental Protection Agency Act 1994 (Act 490). The EIS covers both the biophysical and the socio-economic aspects and impacts of the project.

The Environmental Assessment Regulations 1999 (LI 1652) support the Environmental Protection Agency Act 1994 (Act 490) and describe the process of environmental assessment in Ghana.

Submission of an EIS is mandatory for any mining project where the mining lease covers a total area in excess of 10 hectares (25 acres). The regulations outline the environmental and social aspects that must be addressed in an EIS. This includes addressing the possible direct and indirect environmental impacts of the proposed undertaking during pre-construction, construction, operation, decommissioning (i.e., mine closure) and post-decommissioning phases.

An Environmental Scoping Report must be prepared and approved by the EPA prior to submitting an EIS. The purpose of the scoping document is to determine an agreed scope of works for the EIS and must include a draft terms of reference.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The regulations also prescribe a number of activities that must be carried out once an Environmental Permit is obtained. These include:

Submit and have approved an Environmental Management Plan within 18 months of commencement of operations. The Environmental Management Plan must be revised and reapproved every three years thereafter

Submit an Annual Environmental Report 12 months after the commencement of operation and every 12 months thereafter

Obtain an Environmental Certificate from the EPA within 24 months of commencement of operations

Mining businesses are required to submit closure plans to the Environmental Protection Agency and obliged to post reclamation bonds. The Environmental Protection Agency Act, 1994 (Act 490) and the Environmental Assessment Regulations, 1999 (LI 1652) also contain provisions for community engagement provisions. The Water Resources Commission Act, 1996 (Act 522) and the subsequent Water Use Regulations, 2001 (LI 1692) govern the abstraction, impoundment, and discharge of water.

20.2.2	Minerals and Mining

Six Minerals and Mining Legislative Instruments (“LI’s”) were promulgated in 2012 to govern the mining operations in Ghana. (Minerals and Mining (General) Regulations 2012, Minerals and Mining (Licensing) Regulations 2012, Minerals and Mining (Support Services) Regulations 2012, Minerals and Mining (Compensation and Resettlement) Regulations 2012, Minerals and Mining (Explosives) Regulations, 2012, and Minerals and Mining (HSLP and Technical Regulations 2012)). The Minerals Commission is the principal regulatory body that administers these laws. The Minerals Commission was established under the Minerals Commission Act, 1993 (Act 450) for the “regulation and management of the utilisation of the mineral resources (of Ghana)) and the co-ordination of the policies in relation to them”.

The Minerals and Mining Act, 2006 (Act 703) aims to:

Develop a national policy on mining and consolidate the disparate laws on mining in force prior to 2006

Increase investment by foreign mining companies in Ghana

Remove the uncertainty concerning the availability and conditionality of mining rights as well as the bureaucratic gridlock

The Act requires that an application for a mineral right (e.g., mining lease) be accompanied by a statement providing:

○	Particulars of the financial and technical resources available to the applicant

○	An estimate of the amount of money proposed to be spent on the operations

○	The proposed programme of mineral operations

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Asanko Gold Mine Phase 2
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Our Ref: TGHDP0220

○	A detailed programme with respect to the employment and training of Ghanaians

Once granted, the holder of a mining lease must notify the Minister of amendments the holder intends to make to the programme of mining operation. Under Section 72 of the Minerals and Mining Act, 2006 (Act 703) the holder of a mineral right must have due regards to the effects of mineral operations on the environment and must take whatever steps necessary to prevent pollution of the environment as a result of mineral operations.

The Minister may, as part of a mining lease, enter into a stability agreement with the holder of the mining lease to ensure that the holder will not, for a period of up to 15 years, be adversely affected by a new enactment or changes to an enactment.

The Mining Regulations, 1970 (LI 665), sets environmental, safety, machinery and related guidelines for mining operations. Currently, there is an amendment to these regulations before Parliament: the draft Mining Regulations 2008. The Minerals and Mining (Health Safety and Technical) Regulations provides mining, health, safety and environmental requirement that has to be met by a mining lease holder.

20.2.3	Compensation

Acquisition and access to land in Ghana for development activities, including mining, may be undertaken either through the State’s power of eminent domain, or by private treaty. The taking of land requires the payment of due compensation. The regulatory oversight of private sector land acquisition and resettlement related to mining activities and actions is governed by the Constitution and two legislative acts:

The 1992 Constitution of Ghana ensures protection of private property and establishes requirements for resettlement in the event of displacement from State acquisition (Article 20 [1, 2 and 3])

The State Lands Act 1962 (Act 125) and its subsequent amendment, State Lands (Amendment) Act 2000 (Act 586), mandates compensation payment for displaced persons and sets procedures for public land acquisitions

The Minerals and Mining Act, 2006 (Act 703) vests all mineral rights in land to the State and entitles landowners or occupiers to the right for compensation. In particular, Section 74 [1], requires compensation for:

○	Deprivation of the use or a particular use of the natural surface of the land, or part of

○	The land

○	Loss of, or damage to immovable property

○	In the case of land under cultivation, loss of earnings, or sustenance suffered by the

○	Owner, or lawful occupier, having due regard to the nature of their interest in the land

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
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Our Ref: TGHDP0220

○	Loss of expected income, depending on the nature of crops on the land and their life expectancy

In addition, there is a requirement for the determination of the amount of compensation to be by agreement between the parties, Section 73 [3].

20.2.4	Health, Safety and Labour

The principal health and safety, and labour laws applicable in the mining industry include:

The Minerals and Mining Act, 2006 (Act 703) and Mining Regulations, 1970 (LI 665)

Workmen’s Compensation Act, 1987 (PNDCL 187)

Mining Health Areas Act, 1925 (Cap 150)

Labour Act, 2003 (Act 651)

Minerals and Mining (Health Safety and Technical) Regulations (LI 2182)

Provisions in the mining law state in part that a holder of a mineral right shall give preference in employment to citizens of Ghana “to the maximum extent possible and consistent with safety, efficiency and economy.”

As with other sectors, a foreign employee in the mining sector needs a work permit in order to work. However, under the mining laws of Ghana, there is immigration quota in respect of the approved number of expatriate personnel.

20.3	Project Permitting Process

20.3.1	Phase 1 Project Permitting Process

The primary permits required for the development of the Project are an Environmental Permit issued by the Minister of Environment on recommendation of the EPA, and an amendment to the existing mining leases issued by the Minister of Lands, Forestry and Mines on the advice of the Minerals Commission. Various other permits from other government departments will also be required (e.g., water abstraction permits), but are relatively secondary in nature.

The processes outlined below may be refined pending further discussions with the EPA, Minerals Commission and other regulatory stakeholders. The processes may also be subject to change and/or require reiterative steps, pending changes in project design, findings of the impact assessment process and stakeholder consultation and negotiation.

Asanko submitted an ESR in the first quarter of 2012, which was then reviewed by the EPA as the basis for development of Terms of Reference (“TOR”) for the Environmental Impact Statement, which was developed and submitted, as a draft, early in the third quarter of 2012.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Following submission of the Draft EIS, the EPA convened a public hearing in the Project locality to solicit feedback and concerns. Additional studies, or consultations with stakeholders was necessary before the EPA was satisfied to approve the EIS and issue an Environmental Permit. Any material changes made to the Project design during the Definitive Feasibility Study, additional studies, or consultations were undertaken and the EIS revised.

Due to the potential size of the Project and following approval of the EIS, a Security Agreement was negotiated to set out the level of project royalties, taxes and other fiscal conditions for a period of 15 years. The Security Agreement also included agreed / legal reclamation criteria, and set out the reclamation liability and reclamation bond conditions.

Environmental investigations and baseline studies have determined the reclamation bond required as US$ 26.7m over the life of the mine. Asanko have negotiated a staged guarantee of the reclamation in line with the progressive disturbance to the land.

20.3.2	Phase 2 Project Permitting Process

ESR will be amended to include for the overland conveyor which will be reviewed by the EPA as the basis for development of TOR for the EIS. The processes may also be subject to change and/or require reiterative steps, pending changes in project design, findings of the impact assessment process and stakeholder consultation and negotiation. Various other permits from other government departments will also be required (e.g., water abstraction permits), but are relatively secondary in nature. Processes are have been initiated from Phase 1.

20.3.3	Phase 1 Public Consultation

Preliminary socio-economic surveys have been conducted in the Phase 1 Project area. The Project area consist of three main concessions namely, Abirem, Abore and Adubea concessions. There are twenty three (23) impacted communities across the Project area. The locations of these villages are shown in (Figure 20-1).

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 20-1: Village Locations

To ensure effective information flow between the Company and the catchment communities, a number of broad stakeholder groups and committees have been established in the communities to deepen relationship and to provide a link between Asanko and the local population in the villages surrounding the Project. The composition of the Committee is shown in (Table 20-1).

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 20-1: Stakeholder Groups and Committee Membership

No	Stakeholder Group	Membership
1	Community Consultative Committee (“CCC”)	40
2	Traditional Authority Council	30
2	Assemblymen and Unit Committee Reps	25
3	Women Consultative Committee (“WCC”)	28
4	Obotan Community Development Committee (“OCDC”)	50 (Community based)
5	Crop Rates Review Committee (“CRRC”)	25
6	Youth Associations	Community Based
7	Resettlement Negotiation Committee	17
8	District Assembly and Head of Govt Institutions	15
9	Small Scale Miners and Opinion Leaders	10
10	Religious Clergies and Imams	25
11	Social Responsibility Forum (“SRF”)	50

The above stakeholder groups and committees meet on monthly basis to either receive information on project updates, deliberate on matters of mutual agreements, listen to concerns, or receive grievances and amicably resolve them. The stakeholder groups ensure that there is a formal, credible, information flow between Asanko and the communities and that there is shared mutual benefits among all parties. It is anticipated that Asanko will record a total of between 80 and 100 meetings with stakeholder groups in 2014 and beyond.

In addition, the Community Affairs Department has instituted policies and programmes that ensures a sustained social license for Asanko’s operation. Engagements are usually informed either by dissemination of the state of affairs in the organisation future plans, or addressing specific issues that has potential impact on either party. A clearly defined communication plan with key message points is then developed for approval in order to ensure consistency and transparency in engagement.

Broad communication plans for engagements are developed around the following areas:

Project development activities

Asanko Gold Inc
Asanko Gold Mine Phase 2
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Our Ref: TGHDP0220

Planned changes to mining operations

Proposed exploration activities during operations

Status of rehabilitation works and post-closure land use requirements of stakeholders

Development of partnerships with stakeholders for community development

Proposals for company sponsored livelihood and agricultural land improvement programs

Plans for company / community social activities

Community assistance projects

20.3.4	Governmental Stakeholders

The following governmental stakeholders have been contacted:

Amansie West District Assembly

Ministry of Food and Agriculture

Ghana Health Service

Land Valuation Board

Environmental Protection Agency,(“EPA”)

Forestry Commission

Minerals Commission

Inspectorate Division of Minerals Commission

Water Resources Commission

Ashanti Regional Coordination Council

Regional Security Agency

Ghana Chamber of Mines

20.3.5	Phase 1 Environmental Permit

Upon a successful public forum held on the 4th of July 2012, the Ghana EPA granted an environmental permit and subsequently many other permits that culminated to the commencement of project construction in July 2014. Many of the concerns that were raised during the forum have since been mutually addressed through established committees whilst others are being considered.

It is planned that the government of Ghana is also included in the discussions in order to synchronise local initiatives and government activities to improve the living conditions in the project region, possibly from the additional tax revenues originating from this project.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

20.3.6	Phase 2 Public Consultation

The Project public consultation process will be carried out during the next phase of the project and will be in alignment with then Phase 1 Public consultation processes that was completed.

20.4	Phase 1 Baseline Studies

Detailed baseline studies were undertaken to provide the required level of information for development of the EIA. The essence of these baseline studies is summarised below.

20.4.1	Baseline Assessments – Social and Economic Situation

The social and economic situation in the Project area, described in the AERC baseline reports and in the previous PFS document, is summarised in this section.

20.4.1.1	Organisational Structures of the Region

The two main institutions responsible for local governance in Ghana are the District Assemblies and the Traditional Councils:

The District Assemblies are the highest political authority vested with powers to deliberate, legislate, plan and develop the Districts through the preparation, and effective implementation, of development plans and budgets. All the communities in the region of the Obotan Gold Project are under the administration of the Amansie West District Assembly and under four area councils namely Manso Nkwanta, Kaniago, Abore and Adubia

Traditional Councils in the Amansie West District fall under the King of Ashanti. Three traditional councils have control over the stool lands within the concession area of the Project. These are the Manso Nkwanta Paramountcy, the Dome Kaniago Division and the Abore Division. Manso Nkwanta has supreme control within the concession area, next in command is Kaniago followed by Abore

20.4.1.2	Population and Demographics

Table 20-2 shows the population count of the main communities in the Project region at the time of the census in 2000. Since then, the total number may have doubled, or tripled as indicated by people interviewed for the baseline survey.

The table shows that the communities near the project had a population of over 13,000, or about 12% of the total population of the Amansie West District, at the time of the census.

The proportion of young dependents ranges from 42% to 44%.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 20-2: Population Distribution by Community

No.	Name of Community	Population
		Total	Male	Female
1.	Kwankyiabo (Kwankyeabo)	416	213	203
2.	Koniase	849	467	382
3.	Nkran (Manso Nkran)	882	503	379
4.	Dadease (Dadiase)	2 636	1 288	1 348
5.	Adubiaso (Edubease)	497	256	241
6.	Kobinaso (Kwabenaso)	1 011	505	506
7.	Kaniago (Domi-Keniago)	2 005	962	1 043
8.	Fahiakobo	571	293	278
9.	Abore (Manso Abore)	2 704	1 293	1 411
10.	Kurofoforom (Ayesuaso)	678	340	338
11.	Asuadai (Asuadei)	649	334	315
12.	Adubea (Edubia)	205	100	105
Total		13 103	6 554	6 549

(Source: 2000 Population and Housing Census)

20.4.1.3	Ethnicity and Religious Background of Population

The area has many ethnic groups. Apart from the indigenous Ashanti people who constitute about 80% of the population, the remaining population is a mixture of Northerner’s, Ewe’s, Ga’s, Krobo’s and other tribes. The major driving force for the immigrants was the search for farmlands and local artisanal mining work.

In terms of religion, about 85% of the people are Christians, 10% are Moslems and the remaining 5% hold traditional beliefs.

20.4.1.4	Land Ownership, Land Use and Land Tenure

Land is solely owned by the Traditional Authorities, which may allocate land, in the form of leases, to families, clans, or individuals. Within the region, the original forests have been eliminated because of development of settlements and

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

associated farming and mining activities. The Project concessions do not include any forest reserves.

The majority of the land in the region is utilized for farming, mining and residential facilities. Almost all the settlements and farms are located on soils that developed from Lower Birimian Rocks in gently undulating areas with alluvial flats. Crops grown are plantations of cocoa and oil palms and subsistence food crops of maize, cassava, plantain and numerous types of vegetables.

The landscape of the region has significantly changed due to farming, previous mining operations and the present artisanal mining activities. The original faunal composition of the Adansi area has been very severely reduced because of settlement, farming and hunting.

20.4.1.5	Income

Farming is the major occupation of people in the area. Employment through artisanal mining activity is also significant in the district together with the, legal, “mechanized small scale mining” activities by Chinese interest groups. Other income sources are accessed through government employment of professionals, (teachers, nurses, doctors, police officers) and administrators together with small roadside shops.

The income levels from these activities are very low. AERC estimated that over 65% of the population in the area earn less than GH¢150 a month. Wealthier cocoa farmers and artisanal mining operators tend to migrate to Kumasi without spending and investing in the local village communities.

20.4.1.6	Infrastructure

The existing infrastructure at the time of the baseline survey is shown in (Table 20-3).

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
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Our Ref: TGHDP0220

Table 20-3: Existing Infrastructure at the time of Baseline Survey (April, 2012)

No.	Name of Community	Infrastructure
		School			Health Facility	Borehole		KVIP	Police Station
		Pri.	JHS	SHS		Total	Spoilt*
1.	Kwankyiabo	1	0	0	0	3	2	1½	0
2.	Koniase	2	1	0	0	3	0	1½	0
3.	Nkran			0	1	7	2	3	0
4.	Dadease	0	0	0	0	5	3	1	0
5.	Adubiaso	1	1	0	0	2	0	1	0
6.	Kobinaso			0	0	3	0	1	0
7.	Kaniago	1	1	0	1	7	1	1	1
8.	Fahiakobo	1	0	0	0	4	0	1	0
9.	Abore	3	2	0	1	9	0	1	1
10.	Kurofoforom	1	1	0	0	5	4	3	0
11.	Asuadai	1	0	0	0	2	0	0	0
12.	Adubea	1	1	1	1	4	4	0	1
Total		12	7	1	4	50	10	15	2

* “Spoilt” boreholes have been abandoned, generally due to high salinity levels

20.4.1.7	Health and Sanitation

The presence of the health facilities in the region is summarised in (Table 20-3) (KVIP is an acronym for a Kumasi Ventilated Improved Pit, a locally developed toilet facility).

The baseline survey established that malaria has been the cause of highest number of Out Patient Department (“OPD”) cases and deaths in the region, as is the case nationwide.

The project area is entirely rural and ambient air quality is considered good within the context of the region. However, dust in the communities causes respiratory

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Asanko Gold Mine Phase 2
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tract infections, these rank second in OPD number of cases. AERC attributes this to the unsealed road network of the region.

The major sources of drinking water are boreholes fitted with hand pumps as shown in (Figure 20-2). Most communities struggle to maintain their boreholes and most of them complain of inadequate water supply. There are often long queues at the boreholes. Some communities complain of poor water quality. This is the case with Adubea and Kurofoforom where some boreholes have been abandoned because of high salinity levels. Because of demand for water at the borehole, numerous villagers still use their traditional stream sources of water.

Figure 20-2: Queuing for Water (Kurofoforom Community)

Most of the communities have public latrines, or KVIP’s see (Figure 20-3). The low number of such latrines is a problem to the inhabitants, and inevitably, raw sewage enters the environment surrounding the villages. Some communities are even finding it difficult to roof such latrines and to make provision for the different sexes.

Asanko Gold Inc
Asanko Gold Mine Phase 2
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Figure 20-3: Typical KVIP at Kobinaso

The communities have designated public refuse dumps. Typically, refuse dumped at these sites is composed of food peelings, empty tins, rotten food items, animal droppings, polyethylene bags etc.

Waste water from bathrooms and other public sources is disposed through earth drains, catch pits or thrown out into open spaces, or nearby bushes. Such conditions pose health risks in that they encourage the breeding of mosquitoes and sustain high incidence of malaria.

20.4.1.8	Education

Illiteracy is common among the people in region. Adult females form the most prominent group of illiterates. The high proportion of young dependents, ranging from 42% to 44% puts a burden on the educational facilities.

The presence of schools in the region is summarised in (Table 20-3).

Basic education ranging from primary school to Junior High School (JHS) levels is common among the young while only a few participate in secondary school and tertiary education. Young people drop out of the system at that age because of the need to generate income and the long walking distances to school.

20.4.1.9	Roads, Electricity and Telecommunication Facilities

All of the communities surveyed have road connections. Roads are open throughout the year, but they are very rugged and dusty as the majority of the road network is unsealed. The road leading to Abore is currently being sealed with

Asanko Gold Inc
Asanko Gold Mine Phase 2
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Our Ref: TGHDP0220

asphalt; it will be the only community in the region with such quality road. Like many places in Ghana, roads within the villages are not developed.

All the communities are connected to the national electricity grid. Although they generally enjoy steady electricity supply, they also suffer from the unannounced interruption of power in the country. This situation is especially felt by the health centres as none of them have standby generators.

All the communities have public announcement systems for conveying information to the public.

The most reliable cellular network within the communities is Airtel with the code 026. The Nkran community will also benefit from the installation of the Vodafone tower in the mine village that provides a stronger cellular signal.

20.4.1.10	Police and Security

(Table 20-3) shows that the Nkran area of communities does not have a police post. Police posts do exist in Kaniago, Abore and Adubia. Theft cases are low in frequency and limited to farm produce. Major issues entail fighting among artisanal operators.

20.4.2	Baseline Assessments – Hazards, Contaminants and Undesirable Effects

20.4.2.1	Dust

Currently there are no specific significant sources of gaseous, or particulate emissions except from bush burning on farms (seasonal) and from local traffic along the unsealed roads, both on the concessions and in the local area in general. Dust also occurs naturally (pollen, windblown dust).

Air particulate sampling was carried out (April 2012) for Total Suspended Particulate matter (“TSP”) and Particulate Matter below 10 mm (PM10). PM10 and TSP mass concentrations for ambient levels ranged from 54 mg/m3 to 79 mg/m3 and 72 mg/m3 to 150 mg/m3 respectively. Most of the measurements were below the Ghana. EPA air guidance for both TSP and PM10. The current dust (particulate) levels would have minimal impact on the environment and human health.

However, the values measured in the communities were higher than those at the proposed infrastructural sites were. Elevated levels of dust in the communities’ causes respiratory tract infections, which rank second in OPD cases. AERC indicated this is because of the untarred road network.

The dust levels in Ghana are usually high during the period of the Harmattan (December - February) when winds from the Sahara Desert carry dust over Ghana Meteological factors such as rainfall, Wind speed and direction are of great importance when assessing ambient air quality and hence dust monitoring in the communities are currently going to establish baseline conditions representative of all seasons

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

20.4.2.2	Noise

The noise levels within the towns during daytime and night time were mostly below Ghana EPA guidelines of 55 dB and 48 dB respectively. The average daytime noise levels in the towns are within the EPA permissible limit for residential areas. Vehicular movements and commercial and social activities are the major contributors to noise in the communities.

The average daytime noise levels as obtained at the concession site are below the Ghana EPA guidance levels of 70 dB for industrial area. There were no major mining activities ongoing at the concession sites at the time of the survey. Day and night monitoring for the 24 hour period is currently ongoing in the communities within the project area of influence to collect additional baseline data and serve as a basis for implementation of various mitigation measures as indicated in the EIS document.

20.4.2.3	Metals

Heavy metals that tend to give rise to the greatest amount of concern with regards to human health, agriculture and eco-toxicology are arsenate, cyanide, cadmium, lead and mercury. On the other hand, agricultural productivity of large areas of land in many parts of the world can be limited by deficiencies of essential trace elements, or heavy metals (often called micronutrients) such as zinc, copper and manganese in the case of crops and cobalt, magnesium calcium and zinc in the case of livestock.

Baseline metal concentrations were established in April 2012 for soil, dust, ground water and surface water, water sediments and fish. The results of these are summarised below.

Soil - Apart from manganese and copper, only traces of cadmium, arsenate, mercury, lead, zinc and iron were found. The levels of these elements are far below toxic levels and therefore do not pose any problem.

Dust - Particulates composition analysis was undertaken for twenty seven metals. The metals with mass greater than the Reporting Limit (RL) concentrations are:

Aluminium

Calcium

Copper

Iron

Magnesium

Manganese

Sodium

Titanium

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Asanko Gold Mine Phase 2
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Nickel

Zinc; and

Vanadium

Dust samples were not analysed for Mercury.

20.4.2.4	Ground Water and Surface Water

The levels of As, Pb, Cd and Hg in all samples (surface and ground water) were below detection limits. The concentration of As and Hg for all sampling locations were less than 0.001 mg/L. The concentration of Pb was less than 0.005 mg/L for all sampling locations. These results were further confirmed by the water profile samples from the Adubiaso and Nkran Pits, a separate set of measurements. The pit water samples also had concentrations values of low to below laboratory detection levels for metals. Most of the elements were either below detection limits or near background levels, giving an indication of minimal anthropogenic effects.

20.4.2.5	Sediments

The concentration levels of Cu, Cd, Cr, Pb, Zn, Ni and As in sediment in all locations were below the trigger values (TV) of the respective elements. In addition, all locations (100%) recorded Cd, Pb, Mn, As, Ni and Zn concentrations that were below the lowest effect level (LEL). Thus, the concentrations of the metal elements in the sediments of the sampled locations within the Project footprint do not pose a significant risk to the environment.

20.4.2.6	Fish

The distribution of heavy metals in the fish organs showed that the fish muscle accumulated the least amounts of the metals detected. On average, the highest concentrations of most of the analysed metals for all organs were obtained in the Nkran Pit. The levels of Hg in fish from both locations were below detection limits. Arsenic levels were also below detection limits except for the flesh of O.niloticus in ADP that recorded As levels of 6.27 mg/kg, hence exceeding the FAO/WHO permissible limit of 0.5 mg/kg. Levels of Pb and chromium (Cr) concentration were generally high for liver, guts and gills throughout the culture evaluation period and exceeded EC, WHO and FAO guideline values for fish.

In summary, the sampling and assaying programs show that in:

Soil, ground water, surface water and water sediments the metal concentrations are below, or near detection levels and do not pose any risk

Fish - The metal levels, other than mercury and copper, exceed their respective limits in most organs. The implications are unclear

Dust the levels for arsenic, cadmium and lead were below the reporting levels, mercury was not measured. Although particle composition can affect cellular

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

reactions when aerosol particles are inhaled and contact tissue, health standards are only beginning to consider particle fraction in terms of chemical, or mineralogical compositions. Therefore, the significance of the metal concentrations that were deemed high is unclear

20.4.2.7	Cyanide

The three main cyanide species namely Free, WAD and Total Cyanide recorded in all the ground water and surface water samples were below detection limits. These results were confirmed by the water profile samples from the Adubiaso and Nkran Pits where all cyanide species (Free, WAD and Total) showed concentrations values of low to below laboratory detection level.

20.4.2.8	Acidity, pH

Acid mine drainage has been associated in several mining districts around the world although there are no indications that the mining operations undertaken by Resolute have resulted in such situation. Acidic water released by tailings dams and waste dumps can have impacts on the surrounding environment. However, it is evident that ongoing river and stream diversions because of small scale mining have wiped out fish populations attributable to poor environmental conditions including very high turbidity and low pH levels. This is a major reason why no fish species were found in sampled streams.

To establish baseline references, pH measurements were taken from soil, underground water and surface water samples. The results are summarised below.

Soil

The pH of the top soil ranges from 4.0 (extremely acid) to 7.1 (neutral). The pH of the subsoil ranges from 4.2 (extremely acid) to 6.0 (medium acid).

Surface Water

The pH of the surface water samples ranged from 6.1 to 8.12 being slightly acidic to slightly basic and for the groundwater samples 5.41 to 7.09 being also slightly acidic to basic. Five locations out of a total of nineteen surface water locations did not meet the lowest Ghana Water Company maximum concentration level (GWC MCL) for drinking water of 6.5.

Ground Water

The pH of the groundwater samples ranged from 5.41 to 7.09. The water ranges from being slightly acidic to neutral. Six locations out of a total of eleven ground water locations did not meet the lowest Ghana Water Company minimum pH level (GWC MCL) for drinking water of 6.5. However in comparison with the Ghana Environmental Protection Agency maximum permissible limit for effluent discharge, only two locations did not meet the lower pH limit of 6.0. The measurements are consistent with studies carried out on groundwater within mining zones in Ghana where the pH is mostly low.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

In summary:

The local environment is somewhat acidic with soil, surface and ground water pH levels corresponding reasonably well

There is no evidence of acid mine drainage from the previous resolute workings

20.4.2.9	Suspended Solids and Turbidity

Suspended solids and turbidity are quality measures for potable water conditions and to set permissible limits for water discharges.

Total suspended solids (“TSS”) were:

Generally, low in the groundwater samples the highest TSS recorded was value 8.0 mg/L. The TSS records are consistent with the turbidity levels

Observed to be high in most of the surface water samples. The highest recorded TSS value was 630 mg/L with the lowest of 1 mg/L. These records are consistent with the turbidity levels

Turbidity results were:

Ground water turbidity ranged from 0.86 NTU to a high of 21.8 NTU. Seven (out of eleven) locations met the GWC MCL for turbidity of 5 NTU. The elevated turbidity values in some of the ground water samples may be due to subsurface flow that carry fine organic and inorganic particulates, into the ground water system, or may be due to the depth of the wells / boreholes. Compared to the GEPA MPL for effluent discharge, all locations met the permissible limit

Surface water turbidity ranged from 4.8 to a high of > 1000 NTU. Only one location, (out of nineteen) met the GWC MCL for turbidity of 5 NTU while six locations recorded turbidity levels greater than 1000 NTU. Compared to the GEPA MPL for effluent discharge, 4 locations met the permissible limit

The amount of suspended solids can affect the fish habitat. Many fish species are sensitive to prolonged exposure to TSS; the acceptable range for most finfish is 20-200 mg/L. However, suspended sediment and turbidity levels have a negligible impact on sensitive benthic receptors. High turbidity values can be attributed to the amount of suspended fine organic and inorganic particulates, particularly related to the extensive small scale gold mining and artisanal activities within the project footprint. It is evident that ongoing river and stream diversions because of small-scale mining have wiped out fish populations. This is a major reason why no fish species were found in sampled streams.

20.4.2.10	Coliform

At all surface water locations sampled, the number of indicator organisms (total coliforms and faecal coliforms) exceeded the GWC and WHO limits for drinking water.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Seven out of eleven (64%) of the ground water locations did not comply with the GWC MCL on total coliforms. No faecal coliforms were detected in any ground water samples, implying that the ground water in the Project footprint has no faecal contamination and hence complies with the GWC MCL.

In summary, potable water should only be supplied from bottled water, or ground water sources and ground water will require testing to ensure that drinking water standards are met.

20.4.2.11	Nutrients - Phosphorus, Nitrogen, Potassium

Nutrient levels were assessed in surface water, underground water and soils. Phosphorus levels were also determined in dust samples.

The nutrient (NO2, NO3, F, Na, K, NH3 PO4-P and SO4) concentrations of all water sources were generally low and all locations recorded values that met the GWC MCL for drinking water.

The available phosphorus (P) ranges from 21 to 36 mg/kg in the top soils. This level of available P is moderate for top soils. The sub-soil’s available P is less than 20 mg/kg indicating low amounts of this element.

Available potassium (K) in most of the topsoil subsoil is below 80 mg/kg and is therefore rated low.

Dust samples had high phosphorus values. Although particle composition can affect cellular reactions when aerosol particles are inhaled and contact tissue, health standards are only beginning to consider particle fraction in terms of chemical, or mineralogical compositions. Therefore, the significance of the high phosphorus concentrations is unclear.

20.4.2.12	Blasting – Buildings Structural Damage

The building structures in the study area are made of ‘atakpame’, sun-dried bricks, and wattle and daub rendered with cement mortar. These structures are common in communities in Ghana. Research has shown that a peak particle velocity (ppv) of 2 mm/s will initiate cracks in these structures.

Most of the building structures in the communities are already affected by structural deformation. Given the current state of the building structures at Nkran, Kwankyiabo, Dadease and Adubiaso, a 0.5 mm/s ppv can enhance the damage potential to the structures.

20.4.3	Baseline Assessments – Resources and Diversity

20.4.3.1	Flora

The results of the baseline fauna and flora study indicate the Project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Nearly all

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

the primary semi-deciduous forest areas once existing in the area have been replaced with secondary forest, thickets, grass herb re-growth, swamp vegetation (wetlands) and farm crops.

Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances. However, specific habitats such as riparian strips and hills and slopes and relic patches of secondary forest vegetation (e.g. secondary forest close to the main gate of the mining village).

The flora baseline can be described in terms of the:

Species Richness - this indicator ranged from 29 to 94

Genetic Heat Index – the GHI values obtained for the samples ranged from zero to a maximum of 23.6 with an average of 8.7 for the whole concession. The absence of species of global conservation priority accounts for these low values. A GHI of less than 35 represents lowest genetic importance category (out of six categories)

Economic Index - The Economic Index values show a similar trend with an average of 15.1 for the concession due to absence of trees species favoured in timber trade and non-traditional forest products (“NTFP’s”)

Pioneer Index - The flora species distribution data indicated that one out of two plants recorded in the concession is a pioneer species. Abundance of pioneer plant species resulted in high Pioneer Index values ranging from 103 to 160 with an average of 127.9. This is consistent with the high level of habitat degradation on the concession

The separate aquatic flora assessment does not identify any species, or areas that require specific attention, or actions.

20.4.3.2	Fauna

The results of the baseline fauna and flora study indicate the Project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances.

Avifauna

Species diversity and richness at all the four study sites were low although comparable to values obtained for similar off-reserve habitat conditions. Shannon-Wiener diversity index for the study sites ranged from a low of 1.91 to 4.21. Species richness values at the study area ranged from a low of 12.5 to a high of 15.8. Species composition, diversity and richness at all the sites appeared to have been influenced mainly by years of extensive farming which has resulted in the extensive

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

alteration of the original moist semi-deciduous vegetation of the area and the rehabilitation of mine impacted areas which employed mainly exotic plant species.

Herpetofauna

16 amphibian species was recorded. None of the amphibian species recorded is of any conservation concern either locally, or internationally. Rather the high majority of the species occurring in the area were typical of degraded habitats. Other herpetofauna recorded in the study included four lizard and six snake species. None of these are of global, or national conservation significance, except the royal python, which is listed on Schedule II of the Wildlife Conservation regulation as partially protected.

Large Mammal Species

Eleven species of medium and large mammals belonging to 4 Orders and 8 families were recorded in the study area. Although these species are generally common mammals closely associated with secondary forest and fallow farm bushes, some are increasing rare in Ghana due to high hunting pressure and degrading habitats.

Small Mammal Species

Small mammal species richness and abundance at the study area, in general, were low. Small mammal species richness was evenly distributed across the sites. These results are, however, comparable to those obtained at other areas. The species composition of the study sites corresponded well with the general land use practices, vegetation covers and levels of degradation in the area. None of the small mammal species captured in the study is of any conservation significance.

Fish

Fishery resources and composition of fish species including commercially important species are very low. From the total number of surface water resources within the study area, only two water bodies, the Nkran and Adubiaso Pits were sampled for fish as most of the water bodies were dried, or devoid of aquatic life. From the samples obtained, the diversity and species richness of the fish in the study area is low.

Benthic Fauna

Considering the range of Shannon-Weiner diversity indices at the sampling sites, the water bodies could be described as being of moderate diversity and evenly distributed. The lowest species richness value recorded was 0.19 and the highest 2.92. Species diversity index was ranged between 1.97 and 0.23. The highest species evenness value was 0.96 with the lowest at 0.20.

20.4.3.3	Soils

Baseline soil studies carried out on the property of Asanko indicates that majority of the land is underlain by Birimian rocks whilst a small portion, an inselberg south of Abore, is underlain by Cape coast granite.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The physical indicators revealed that the top soils are medium textured whereas the sub soils grades from medium to heavy textured. Bulk density of top soils range from 1.1 to 1.6 mg/cm3 compared to a range of 1.5 to 1.9 mg/cm3 for the sub-soils. Root penetration is therefore not affected by bulk density, and this is manifested in the visual observation and interpretation of roots in the various horizons of the soils.

Chemical quality indicators analysed include essential nutrients required for crop growth, as well as levels of heavy metals that could be toxic in the soil in higher concentrations. Electrical conductivity (EC) values were less than 1 ds/m indicating that the soils are non-saline.

With the exception of the waste soil material, top soils are rich in organic carbon (1.61 to 4.2 mg/kg) and therefore can be inferred that organic matter content is medium to very high. Organic carbon, however, decreases with depth. The sub-soil has less than 1% organic carbon and very low organic matter content.

The studies identified soil degradation, air pollution and water pollution associated with surface mining caused by several factors including:

Illegal mining (artisanal)

Deforestation

Removal of top and sub soils

Addition of chemicals (fertilizer); and

Compaction following the usage of heavy equipment in the mining operations

20.4.3.4	Water

The concession area falls within the greater Offin River catchment, one of the major basins draining the south-western part of Ghana into the Atlantic Ocean. The primary stream on the concession is the Dwiri. Smaller stream catchments exist. There are very significant anthropogenic disturbances within these catchments in the form of, still continuing, illegal mining and authorized, discontinued, mining operations such as the Resolute operation.

Most of the villages located in the basin have been provided with boreholes for potable water supply. However, because of demand for water at the borehole, numerous villagers still use their traditional stream sources of water.

This study aimed at collecting baseline data on water quality within the Project footprint. The sampling locations comprised eleven ground water sampling points and nineteen surface water sampling points.

The levels of As, Pb, Cd and Hg in all samples (surface and ground water) were below detection limits, thus 100% compliance was achieved for all these metals. The concentration of As and Hg for all sampling locations were less than 0.001mg/L. The concentration of Pb was less than 0.005mg/L for all sampling locations. In addition, the concentration of Cd was less than 0.002mg/L for all

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

sampling locations. Free Cyanides recorded in all the sampled locations were below detection limits.

Surface Water Samples

The pH of the samples ranged from 6.1 to 8.12 being slightly acidic to slightly basic and for the groundwater samples 5.41 to 7.09 being also slightly acidic to basic. Five locations out of a total of nineteen surface water locations did not meet the lowest Ghana Water Company maximum concentration level (GWC MCL) for drinking water of 6.5.

Turbidity ranged from 4.8 to a high of > 1000 NTU. Only one location (out of nineteen) met the GWC MCL for turbidity of 5 NTU while six locations recorded turbidity levels greater than 1000 NTU. Compared to the GEPA MPL for effluent discharge, four locations met the permissible limit.

All samples had nutrient (NO2, NO3, F, Na, K, NH3 PO4-P and SO4) concentrations that meet the GWC MCL for drinking water. However, the phosphate concentrations in the Nkran and Adubiaso Pits were marginally higher than the EPA guideline for phosphate, due to fish farming previously undertaken in these pits.

At all locations sampled, the number of indicator organisms (total coliforms and faecal coliforms) exceeded the GWC and WHO limits for drinking water.

Ground Water Samples

The pH of the samples ranged from 5.41 to 7.09. The water ranges from being slightly acidic to neutral. Six locations out of a total of eleven ground water locations did not meet the lowest Ghana Water Company minimum pH level (GWC MCL) for drinking water of 6.5. However, in comparison with the Ghana Environmental Protection Agency maximum permissible limit for effluent discharge into surface waters, only two locations did not meet the lower pH limit of 6.0. The measurements are consistent with studies carried out on groundwater within mining zones in Ghana where the pH is mostly low

Turbidity ranged from 0.86 NTU to a high of 21.8 NTU. Seven (out of eleven) locations met the GWC MCL for turbidity of 5 NTU. The elevated turbidity values in some of the ground water samples may be due to subsurface flow that carry fine organic and inorganic particulates, into the ground water system, or may be due to the depth of the wells / boreholes. Compared to the GEPA MPL for effluent discharge, all locations met the permissible limit

All samples nutrient (NO2, NO3, F, Na, K, NH3 PO4-P and SO4) concentrations recorded values that meet the GWC MCL for drinking water

Seven out of eleven (64%) of the ground water locations did not comply with the GWC MCL on total coliforms. No faecal coliforms were detected in any ground water samples, implying that the ground water in the project footprint has no faecal contamination and hence complies with the GWC MCL

In summary:

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The concentrations of the metal elements in the sediments of the sampled locations within the project footprint do not pose a significant risk to the environment

Potable water should be supplied from ground water sources only and these will require testing to ensure that drinking water standards are met

20.4.3.5	Heritage

In all, thirty-seven (37) sites of cultural significance were identified. Of the thirty seven sites identified, nine (9) are attributed by the study team as historic archaeological; eleven (11) as present day, or active cemeteries; four (4) as old cemeteries; eight (8) as present day shrines; three (3) as ancient gold mines; one (1) as a historic archaeological and old cemetery, and one (1) as a historic archaeological site and present day cemetery.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

PROJECT:	PMIGold - Obotan Gold Project
DESCRIPTION:	All Pits +Heritage Priority
FIGURE:	1
DATE:	27th June 2012
SCALE:	1 : 40000

Figure 20-4: Mine Development and Culturally Significant Sites

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

(Figure 20-4) shows the proposed pit and waste dump development together with all the thirty seven sites of cultural significance and (Figure 20-5) shows the same developments again together with only the highly sensitive sites.

PROJECT:	PMIGold - Obotan Gold Project
DESCRIPTION:	All Pits +Heritage Priority
FIGURE:	1
DATE:	27th June 2012
SCALE:	1 : 40000

Figure 20-5: Mine Development with Priority Sites

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

20.4.4	Baseline Assessments – Human Activities

20.4.4.1	Farming

The proposed project is in a rural setting. Farming is the major occupation of people in the area. The study area is highly modified from farming and previous mining operations, as well as the present artisanal mining. The existing vegetation of the concession exhibits intensively cultivated farms and a mosaic of fallow farmlands. Crops grown are plantations of cocoa and oil palms and subsistence food crops of maize, cassava, plantain and numerous types of vegetables. Soils that developed from Lower Birimian Rocks, mostly phyllites, occupy most parts of the concession. Almost all the settlements and farms are located on soils of this formation. Generally, the area is gently undulating with alluvial flats.

Major food crops grown in these communities are plantain, cassava and maize. Major vegetables grown are pepper, okra, tomatoes and garden eggs. Farm animals include cows, poultry, sheep, goats and pigs. The major cash crops include cocoa and palm oil.

Relatively high phosphorus levels were detected in dust samples and relatively high phosphate levels were detected in the Nkran and Adubiaso Pit water samples. It is not clear whether these high levels are caused by the application of fertilizer in farming practices, or whether phosphorus occurs naturally at elevated levels.

20.4.4.2	Mining

The original vegetation was highly modified because of a long history of subsistence agriculture and small scale mining plus several years of large scale surface mining activity.

The surface mining activities involve deforestation, removal of top and sub-soils, addition of chemicals in the processing plant and compaction due to heavy equipment in the mining operations. These major environmental impacts from these practices result in soil degradation and air and water pollution. The causes of these impacts are not limited to authorised, large scale, mining operations; they are also caused by illegal artisanal mining activity and legal small scale mining operations.

Farming is the major occupation of people in the area, but artisanal mining operations are also an important income source for the local population and has also resulted in migration to the region. There are high numbers of artisanal mining operations within the area.

More recent are heavy artisanal activities in the district with influx of mechanized illegal mining by the Chinese. Some local concession owners have sold their concessions to Chinese investors who are perceived as ruthlessly scarring the vegetation and landscape. Even farmlands are being sold for both legal and illegal mining at the detriment of food production. This has resulted in high cost of living in the area.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

20.4.4.3	Trade

Other economic activities include buying and selling. Trading takes place in very small retail shops. The main items of trade include foodstuffs, rice, fish, salt and other ingredients for food preparation. There is no sizeable market in the area and trading is done at any location that can attract possible buyers

20.4.4.4	Traffic

The predominant classification of vehicles, as gathered from the survey, at the primary intersects are motorcycles, followed by public transportation (taxis and medium buses).

The maximum peak hourly volume to be expected on the Adubea-Mframan road (which records the highest volumes possible on any one road, in an hour, and therefore worst-case) is 450 vehicles per hour, which is relatively low.

20.5	Phase 2 Baseline Studies

The baseline studies required for Asanko Phase 2 will be undertaken during the Phase 2 DFS.

20.6	General Impacts and Mitigation

Impacts and Mitigation for Esaase will be further studied in the next phase of the Asanko Phase 2 DFS.

For the Project, the EIA addresses the direct and indirect environmental impacts of the Project during construction and operation phases. In addition, the assessment considers impacts in the context of clearly defined sources and the relevant receiving environments. A preliminary assessment and evaluation of impacts is presented in the following paragraphs. Impact evaluation and a description of appropriate mitigation measures are included in the EIA.

20.6.1	Dust

The principal sources of airborne dust from the operations will be:

Site clearance and road building

Topsoil stripping and dumping

Open pit drilling, blasting, ripping, loading, haulage and dumping

Re-handling of broken rock

General dust blow-off from open pits, roads, stockpiles and waste dumps

Vehicular movements

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Due to the necessity of the above activities, the operation is likely to cause high dust concentration, however these concentrations will vary in time and place. In general, the main recipients of dust generated from the proposed pits intended waste dumps and stockpile areas will be the workers of the immediate environment. However, minimal impact is expected because operators of heavy duty equipment would remain inside the cabins of their equipment and spotters would also be wearing full personal protective wear during working hours. However, due to the relative close proximity of some of the pits and dumps to the local communities, appropriate mitigation measures are being implemented to reduce dust concentrations to permissible levels. This includes dust control strategies such as watering of roads, application of dust suppressants, implementation of speeding control measures, selection road alignments away from the local population centres.

Dust levels may also be increased due to increased local traffic levels on unsealed roads. All the supplies for the operation follow the bitumen road from Anwiankwanta past Manso Nkwanta, Suntreso and Agyaagyekrom onto the old Resolute haul road near Abore to avoid dust exposure to the major communities along the unsealed roads.

Other factors in the dust exposure are the effects of the seasons and wind. Dust from operations will be more prevalent during the dry seasons than during the wet. Communities downwind will be more exposed than those located upwind.

A dust sampling regime has been established to monitor the exposure of employees and the local population to dust generated from the project activities and, if necessary, prompt corrective action will be taken by intensifying, or changing the mix of the mitigation measures indicated above. This is normal practice at any modern mining operation.

Dust measurements will be continued and completed to reflect adequately the effects of the seasons on the baseline.

20.6.2	Noise

The activities of the project will increase the general level of noise within the vicinity of its plant, pits, waste dumps and along the proposed haul routes.

Mining and processing activities generate noise resulting from:

Blasting to break the ore and waste materials and thus enabling excavating

Heavy vehicles for mining activities such as drilling, loading, hauling and dozing

Reversing alarms on vehicles

Mechanical equipment in the processing plant

Due to the necessity of the above activities, the operation is likely to cause higher noise levels than existing baseline conditions. However, these increases will vary in time and place.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

In general, the main recipients of noise generated from the proposed pits intended waste dumps and stockpile areas will be the workers, but they are protected because they remain inside the cabins of their equipment, or within the control rooms of the concentrator. Those employees working in the open air will utilize hearing protection in zones with high noise levels.

However, due to the relative close proximity of the pits and dumps to some of the local communities, further mitigation measures may be required. These could include the sequencing of waste dump construction, (construction of a sound barrier first), scheduling a lower intensity equipment use closer to the communities and having different daytime and night time routines in those areas.

A noise monitoring regime has been established to assess the exposure of employees and local population to noise generated from the project activities and, if necessary, prompt corrective action will be taken by intensifying or changing the mix of the mitigation measures indicated above. This is normal practice at any modern mining operation.

Another factor in the noise exposure is wind speed and wind direction. Depending on the velocity, communities down wind will be more exposed than those located up wind.

20.6.3	Metals

Dust and noise are hazards that are apparent and measurable immediately and the hazard disappears when source activities stop. This is very different to the presence of metals in the environment, which may be affected by the project long after operations ceased.

AERC baseline studies have established that the metal concentrations in soil, groundwater, surface water and water sediments are below, or near detection levels and do not pose any risk. These baseline results indicate that Resolute’s mining operation had no long term effects on the environment. Because tailings dam design features, (separate under drainage, tailings drainage collection) and the proposed operation uses the same mining and treatment processes, the risk of (heavy) metal contamination is very low.

However, the KP geochemistry testing on tailings and waste rock showed relatively high levels of some metals. It was recommended to:

Cover the tailings dam upon closure for containment. This measure was adopted in the project plan

Fence the tailings dam during the life of the operation to prevent local wildlife access to water released by the tailings

Undertake further analysis and determine if any environmental control measures, such as encapsulating waste rock with relatively high metal concentrations, are required

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

In summary, the risk of the release of metals into the environment is low as the recommendations will be followed through. A monitoring regime has been established to confirm the operation does not result in elevated heavy metal concentrations in the environment.

20.6.4	Cyanide

Cyanide is a toxic chemical that will be used in the treatment plant at a rate of 0.5 kg per tonne of ore. Hence, the operation needs to be supplied with 1,500t of cyanide per annum. The majority of this cyanide will be oxidised into the non-toxic cyanate by subjecting the tailings to a detoxification process. After this, the remaining cyanide level in tailings is aimed at less than 50 ppm.

The tailings are then pumped to the tailings dam. The water (supernatant) draining from the tailings as they settle is returned to the processing plant for re-usage.

The risks of cyanide contamination have two aspects:

The transport, storage and handling of the cyanide

The risks of supernatant overflow after a large rainfall event and pipeline leaks

These risks can be managed successfully through the establishment of operating procedures, quality controls and contingency plans as demonstrated by many gold operations and the AGM Phase 1 will be no exception.

20.6.5	Acidity, pH

The AERC baseline measurements indicated that:

The local environment is somewhat acidic with soil, surface and ground water pH levels corresponding reasonably well

There is no evidence of acid mine drainage from the previous Resolute workings

In addition, the KP geochemistry testing on tailings and waste dumps showed no evidence of acid forming propensities.

Hence it can be concluded that the risks of acid mine drainage resulting from the Project is negligible.

20.6.6	Suspended Solids and Turbidity

It is unlikely that activities during the construction and operational phases of the project, which take place at the surface, will affect the levels of suspended solids and turbidity of the ground water, given that the tailings dam is lined and no supernatant can end up in the environment.

An increase of suspended solids in the streams in the area could be the result of activities such as:

Site preparation and land clearance activities

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Modification of catchment areas due to changes in the topography

Discharge of mine water as a result of pit dewatering

Discharge of water from the tailings storage facility

Run-off from the waste rock storage areas and haul roads

The sediment amounts generated by these activities can be minimized through the adoption of appropriate work practices normally adopted for surface mining operations.

The implementation of mitigation measures in the form of suitable sedimentation structures together with an effective monitoring program to assess efficiency of those measures, the impact on surface water is unlikely to be significant.

20.6.7	Coliform

The conclusion of the baseline survey is that potable water should be supplied from bottled water supplies, or from ground water sources and these will require testing to ensure that drinking water standards are met. This will reduce the risk of personnel being affected by coliform. A potable water treatment plant at the site provides water for general site use.

Adequate ablution facilities are being constructed for the Project with all sewerage treated before discharge, or transported to the Kumasi Land fill site. This discharge is monitored to ensure that coliform water discharge levels are met.

20.6.8	Nutrients - Phosphorus, Nitrogen, Potassium

The mining and treatment processes do not use phosphorus, nitrogen, or potassium. Hence, nutrient levels in the project area are not expected to change because of the project.

However, the current phosphate concentrations in the Nkran and Adubiaso Pits were higher than the EPA guideline for phosphate. These pits will be dewatered and the phosphate levels downstream of the project may be elevated for a limited period.

20.6.9	Blasting – Vibration Damage and Fly-rock

Best practice drilling and blasting designs, together with blasting practices, (evacuation and guarding) will be deployed to limit blasting damage and eliminate safety risks.

20.6.10	Flora

The combination of the following factors makes it unlikely that the Project has a major impact on the flora in the region:

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The results of the baseline fauna and flora study indicate that the Project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances

The separate aquatic flora assessment does not identify any species, or areas that require specific attention, or actions

The areas affected by mining and processing are only 8% of the total licence areas

The vast majority of the areas (waste dumps and tailings dams) will be rehabilitated to current levels, or better

20.6.11	Fauna

The combination of the following factors makes it unlikely that the project has a major impact on the flora in the region:

The results of the baseline fauna and flora study indicate that the Project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas, following years of intense farming and mining operations. Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances

The areas affected by mining and processing are only 8% of the total licence areas, this means that 92% of the habitat of the fauna will not be affected

The vast majority of the areas (waste dumps and tailings dams) will be rehabilitated and then be available for fauna to flourish

20.6.12	Soil

The baseline studies identified the risk of soil degradation due to the following factors including:

Deforestation

Removal of top and sub-soils

Compaction following the usage of heavy equipment in the mining operations

The addition of chemicals

Rehabilitation activities are a feature of modern mining operations and these are designed to re-vegetate the areas that were affected by the operation. Deforested areas will be re-vegetated, top soils and sub-soils will be stockpile for redistribution and the effects of compaction will be undone by deep ripping.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The treatment plant utilises chemicals, which will end up in the tailings dam. As indicated above the tailings dam is planned to be covered and the rock and soils used for this will not have any chemicals added.

In addition, the Nkran waste dump is designed on top of the old Resolute tailings dam, this area should end up with improved soils compared to the current situation.

As a result of these activities, the soils of the area will not be adversely affected by the Project.

20.6.13	Water

Most of the villages located in the area have been provided with boreholes for potable water supply. However, because of demand for water at the borehole, numerous villagers still use their traditional stream sources of water.

The baseline studies collected data on water quality within the Project footprint. In summary:

The concentrations of the metal elements in the sediments of the sampled locations within the Project footprint do not pose a significant risk to the environment

Potable water should be supplied from ground water sources only and these will require testing to ensure that drinking water standards are met

The phosphate concentrations in the Nkran and Adubiaso Pits were higher than the EPA guideline

There is no evidence that the village water supplies were affected during Resolute mining period. However, this time the pits will be deeper. It is unlikely that the village water supply will be affected during the early years of the project. However, an effective contingency will be put in place to be available promptly when the pits are developed below their current depths, a program for this contingency is being developed.

Surface water supplies may also be changed locally due to the mining activities and resulting changes in topography. This may result in the requirement to locally supply surface water to farmers, or negotiate compensation.

20.6.14	Heritage

Thirty seven sites of cultural significance were identified in the baseline survey and it was indicated that under no circumstance should mining be undertaken until selected sites to be affected by mining activities have been thoroughly investigated.

(Figure 20-4 and Figure 20-5) show that two sites fall within the current waste dump, or road design areas. Re-designs were completed and do not affect these heritage sites.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

20.6.15	Farming

The proposed project is in a rural setting. Farming is the major occupation of people in the area. Major food crops grown in these communities are plantain, cassava and maize. Major vegetables grown are pepper, okra, tomatoes and garden eggs. Farm animals include cows, poultry, sheep, goats and pigs. The major cash crops include cocoa and palm oil.

Over the life of the operation, 8% of the licence areas will be affected by mining. Because of the relatively small area compared to whole region, it is not likely to affect the prices of food supply to the local population.

Individual farms may be affected in a major way, hence compensation negotiations have commenced. Compensation payment has been budgeted for over the duration of the mine life.

After rehabilitation of the land, it will be handed back so that farming can recommence.

20.6.16	Mining

The effect of the Project on the artisanal activities will be minimal, limited to:

The requirement for the artisanal miners to vacate the areas required for pits, waste dumps, roads and the tailings dam

Changes to surface water supplies (used by artisanal miners) by dewatering the current pits and alterations to surface water supplies due to topography changes

20.6.17	Trade

It is likely that local trade will flourish due to the increased income levels in the area and accompanying increase in discretionary spending.

20.6.18	Traffic

AERC assessed that the current degrees of saturation on the arterials are considerably less than 0.01 and that the maximum peak hourly volume to be expected on the Adubea-Mframan road (which records the highest volumes possible on any one road, in an hour, and therefore worst case) is 450 vehicles per hour, which is relatively low.

Any increase in traffic on the unsealed roads of the region will result in increased dust levels.

It is planned that all the supplies for the operation will follow the bitumen road from Anwiankwanta past Manso Nkwanta, Suntreso and Agyaagyekrom onto the upgraded Resolute haul road near Abore (private mine road). This haul road is not sealed, but it avoids major communities. By adopting this supply access route, the communities have less exposure to risks of traffic accidents and dust.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Road signs in the area may have to be upgraded to maintain road safety.

20.6.19	Socio-Economic Impacts

The development and operation of the project will have both positive and negative impacts on the socioeconomic structure of the project area and its environments, as well as impacts at a district and national level.

The positive impacts will relate mainly to the economic advantages, which will have immediate and long term benefits on the socio-economic environment. This will be achieved in various ways at national, district and local levels through payment of taxes and royalties, increased employment opportunities, training, purchase of goods manufactured and supplied in Ghana, cash compensation for farms, commercial opportunities and an improvement in local infrastructure. The development of the project will bring much needed investment and development opportunities, with consequent positive impacts on employment and the local catchment communities.

The development and operation of the initial project may require the re-settlement of people near the pit areas, waste rock dumps, along portions of the haul roads and the plant area. This area will require further study to define the number of affected persons, the number of buildings involved and the standard of replacement dwellings and facilities to be provided. All farms affected by the proposed development will be adequately compensated by the company.

20.7	Monitoring

A monitoring programme has been developed as indicated in the EIA for the Project site to verify the impact assessment predictions and determine if any other unexpected effects would be occurring during operations. This will enable subsequent adjustment of mitigation measures as and when necessary. Information will be presented in an annual environmental report. Essase monitoring for Phase 2 will be in alignment with the Phase 1 monitoring and will be detailed in the Phase 2 DFS.

20.8	Rehabilitation and Closure

Rehabilitation and closure for Esaase will be evaluated in the Phase 2 DFS. The project will cause permanent changes in the physical, biological, and social environments. The relevant environmental impacts on the physical, biological, and social aspects shall be treated in such a way that, once the activity is over, the remaining environmental resources may be used and the community may benefit from them. The most effective way to achieve this is to consider, from the project early stages, the potential effects and consequences which may arise in the long run, and handle them appropriately and the project made safe on closure.

Asanko is considering a self-imposed rehabilitation fund program, which intends to assure the availability of funds for the closure activities after the operations. The

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

rehabilitation reserve shall be continuously evaluated during the operations phase, while the necessary re-adjustments to the anticipated costs are also made. Rehabilitation costs are evaluated during the project feasibility phase in order to assure that they are included during the entire useful life of the mine. Asanko have allocated funds to be spent on an ongoing basis during the life of the Project as well as made provision for mine closure costs at the end of the project. Progressive rehabilitation will be adopted.

The main objective of the closure plan is to ensure that all areas where mining and processing activities took place are restored in such a way that they provide adequate public safety and have a similar ground use to the one prior to mining activities.

The specific objectives of the Project area closure are as follows:

Closure activities and works shall consider human accident prevention

Ensure the physical stability of mining facilities which will remain after closure, such as the open pit and the waste rocks and tailings joint disposal locations

Ensure that there are no impacts on human health and no environmental degradation, avoiding effluents emission that do not comply with quality standards and are a consequence of mining activities

Meet the environmental regulatory requirements applicable at provincial and national levels with regards to effluents from mining facilities

Prevent the impact on water quality and quantity, taking the pre-mining conditions as a reference (Environmental Baseline)

Minimize erosion and sediment transport to receiving water bodies, meeting the environmental regulations applicable to total suspended solids

Water handling structures will be implemented in a self-sustainable condition

Meet the social commitments made with communities and population within the area of influence of the Project

Ensure the chemical stability of mining facilities which will remain after closure, such as the open pit, the waste rock and tailings joint disposal locations, etc.

Rehabilitate the ground to a condition that is compatible with the surrounding landscape

The main components of the final closure and restoration plan will include:

Open pits

Waste rock and tailings disposal locations

Process plant facilities

Waste yard facilities

Fuel tanks yard facilities

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Water and effluents treatment facilities

Ancillary facilities

Camps, workshops, and offices

Transport and service roads (internal)

Municipal solid waste dump

Borrow pit

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

21	CAPITAL AND OPERATING COSTS

21.1	Introduction

Costs are presented in United States dollars (US$) and are based on prices in effect during May 2014. The source data was collected in United States Dollars, Ghanaian Cedi, Euro’s, South African Rand, or Australian Dollars.

Exchange rates used to develop the costs are as follows:

US$1.00 = A$1.05 (Australian Dollar)

US$1.00 = €0.75 (Euro)

US$1.00 = 2.50 GHS (Ghanaian New Cedi)

US$1.00 = R10.50 (South African Rand)

US$1.00 = CA$1.04 (Canadian Dollar)

21.2	Capital Cost Estimate

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at US$295 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to US$22.75 million). The engineering has been developed to support a capital and operating cost estimate to a nominal accuracy of -/+10% (Table 21-1).

Table 21-1: Capital Costs Phase 1

Asanko Gold Mine – Phase 1	Capital Estimate (US$ million)
Process plant	85.48
Mining (pre-production costs)	70.59
Power infrastructure	18.18
Buildings, offices and accommodation	12.31
TSF, WRD, ROM, water supply, civil works	23.08
CSR, owners team, G&A	47.37
EPCM	15.51
SubTotal	272.52
Contingency and estimating inaccuracies	22.75
Total Phase 1	295.27

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 21-2: Capital Costs Phase 2 Expansion

Asanko Gold Mine – Phase 2 Expansion	Capital Estimate (US$ million)
Process plant expansion	83
Crushing and conveying infrastructure	92
Other infrastructure	30
EPCM	38
Sub Total Phase 2	243
Contingency	19
Estimating inaccuracies	8
Total Phase 2 Expansion	270
Total AGM	565

The Phase 1 capital cost estimate is sutiable for a Definitive Feasibility Study and has been based on the following:

Developed engineering quantities from calculations and design drawings

Budget quotations obtained for major items and site-based contract works

The capital cost estimate was broken down using a conventional WBS with plant areas, (i.e. crushing, milling, gravity recovery, leaching, carbon handling and gold room operation) as sub-categories

In addition, the capital cost estimate was broken down into commodity components (i.e. equipment, steel, concrete etc.).

The Phase 2 capital cost estimate was based on quotes and database information.

21.2.1	Basis of Estimate

The capital cost estimate compiled for the process plant facility was based on the design criteria and flowsheets developed using metallurgical assumptions based on previously completed test work and available production records of the previous operations under Resolute.

From the developed processing route, preliminary plant equipment selections were made and a plant layout developed. Sufficient engineering design has been undertaken to ensure the feasibility of the layouts, the accuracy of equipment specifications and to enable material quantities to be estimated.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The following are not included in the cost estimate:

No allowance has been made for escalation of prices

No allowance has been made for financing costs or interest

No allowance has been made for currency exchange rate variations

No allowance has been made for GST or VAT (it is expected not to apply)

No allowance has been made for sunk costs incurred prior to project implementation, i.e this is the anticiapated capital expenditure starting July 1, 2014 going forward.

21.2.2	Equipment

Budget quotations were obtained from recognised suppliers for the major items of process equipment itemised in (Table 21-3).

Table 21-3: Process Equipment

Package Number	Package Name	Vendors
000	Regrind Mill	Outotec
028	Ball Mill	Polysius
031	Crushers	Sandvik
033	Apron Feeders	Metso
034	Flotation Cells	Outotec
035	Cyclones	Weir Minerals
037	Thickener	Outotec
038	Linear Screens	Andritz Delkor
039	Vibrating Screens and Pan Feeders	Vibramech
040	Mill Relining Machine and Thunderbolt	RME
041	Slurry Pumps	Weir Minerals
042	Solution / Reagent Dosing Pumps	CEMO, Verder
043	Eluate Strip And Acid Wash Filter	Germ Africa

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Package Number	Package Name	Vendors
045	Hoists and Lifting Equipment	Pro Crane Services
048	Compressor	Atlas Copco
049	Gravity Concentrators	FLSmidth Knelson
050	Dissolution Reactor	Consep Acacia
051	Samplers	Multotec
052	Agitators	Mixtec
054	Tower Crane	SA French
055	Elution Heating	Applied Heat
056	Elution Column	Styria S/S Fabrication
057	Static Sieve Bends	Multotec
058	Carbon regeneration Kiln	Remix
059	Electrowinning Cells and Rectifiers	Kemix
062	Oxygen Plant	Air Liquide
072	Flotation Air Blowers	Airgas
074	Dust Suppression	Ernest lowe
075	Gold Room Ventilation	Status Projects
076	Gold Room Safe and Vault	Gunnebo
077	Safety Showers	Spray Nozzle
079	Recessed Impellor Carbon Pumps	Metso
080	Gas Detection	Gas Monitoring Services
081	High Pressure Washer	Karcher
083	Air Pumps	Letaba Pumps
086	Incinerator	Inciner8

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Package Number	Package Name	Vendors
150	HCL Acid Storage Tank	Fibre Wound
170	Electromagnet	Eriez
171	Rotary Feeder	Bulkmatic

21.2.3	Process Equipment Quotations

The costs for other minor miscellaneous equipment were estimated from in-house data from similar recent projects.

21.2.4	Bulk Quantities

Material bulk quantity lists were estimated for each item of the civil, structural, mechanical, electrical, piping and tankage works.

Unit rates for the work quantities were applied based on quotations received from contractors with relevant experience for onsite works on similar sized Ghanaian mineral processing projects and from experienced international fabricators for the following:

Earthworks

Civil works

Structural steel fabrication

Platework fabrication

Selected unit rates were then applied to the calculated quantities to determine the material costs

21.2.5	Installation Labour

Estimates for installation labour costs were based on rates obtained from suitable contracting organisations for recent Ghanaian projects.

21.2.6	Cranage and Equipment Costs

Cranage and equipment costs were based on estimated hours of utilisation for major cranage and equipment items associated with installation in each area of the plant, and hourly chargeout rates for the various equipment types involved.

The charge-out rates were developed from budget quotations received from contractors.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

21.2.7	Insurance Spares

Insurance spares have been included in the capital cost estimate. The budget for spare parts represents 8.0% of the forecast cost of mechanical equipment and 3.0% of electrical materials.

21.2.8	Initial Fills

Initial fills have been included in the capital cost estimate. Allowance for the initial purchase of the reagents and grinding media that will be consumed over 30 days of average operation are allowed in the estimate, subject to commonly available package sizing.

21.2.9	Services

The capital cost estimates compiled for the plant services components of the project were based on requirements dictated by the preliminary process plant design, the level of existing infrastructure available to the project and investigations carried out to determine the most suitable and economic facilities for the project.

21.2.10	Transport

A transport allowance based on the estimated size of each item of equipment and materials has been allowed.

Transport for fabricated steel items has been allowed based on quantities expected to be loaded per container and transportation costs as quoted by an experienced freight forwarder, who regularly services projects in the West African region.

21.2.11	Infrastructure

The capital estimate has been prepared based on the basis that the existing accommodation village and some administration buildings will be fully renovated.

The capital cost estimate for the TSF includes an allowance for design, construction supervision and required site investigations for the TSF and Sediment Control Structures and was prepared by KP.

BEC has prepared a capital estimate for the provision of power via a new 161 kV line from Asawinso to site, inclusive of the ancillary equipment required to reticulate the power to the plant and other users.

21.2.12	Indirect Costs

An allowance has been added for mobilisation and demobilisation costs based on contractor quotes. Costs for the establishment and operation of temporary construction facilities were based on both contractor quotes and on recent experience with Ghanaian and other West African based projects.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

21.2.13	Engineering, Procurement and Construction Management

The EPCM estimate is based on a project team consisting of the disciplines required to perform all activities associated with the project for the project duration. The involvement of each discipline was estimated based on the complexity of the tasks and EPCM costs incurred on recent similar projects.

21.2.14	Contingency

Contingency allowances have been applied to the various project activities as appropriate to the current level of definition. The overall contingency resulting for the process plant and infrastructure (excluding mining), is 9.6%, which is suitable for this level of capital estimate.

21.3	Plant Operating Cost Estimate

21.3.1	AGM Phase 1

21.3.1.1	Summary

Operating costs have been determined for the operating scenarios relating to the treatment of 3.0 Mtpa of Obotan ore, based on parameters outlined in the Phase 1 PDC, and include all direct processing costs associated with producing gold doré from ROM ore.

(Table 21-4) below summarises the estimated annual operational costs for the AGM Phase 1 project processing plant.

Table 21-4: AGM Phase 1 Processing Plant Operational Cost Estimate

Category	LOM Total	Fixed Total	Variable Total
Labour	$26 820 989	$26 820 989	$-
Laboratory	$8 541 424	$6 388 462	$2 152 962
Consumables	$185 755 990	$-	$185 755 990
Power	$224 860 336	$-	$224 860 336
Maintenance	$28 645 323	$-	$28 645 323
General and Administration	$14 700 000	$-	$14 700 000
Total	$489 324 063	$33 209 451	$456 114 611
Unit cost per tonne	$13.40	$0.91	$12.49

(Figure 21-1) illustrates the plant operational cost estimate split for the LOM.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 21-1: Phase 1 AGM Gold Processing Plant Operational Cost Breakdown

21.3.1.2	Basis of Processing Plant Operating Cost Estimate

Operating costs have been determined for the operating scenarios relating to the treatment of 3.0 Mtpa of Obotan ore, based on parameters outlined in the Phase 1 PDC and include all direct processing costs associated with producing gold doré from ROM ore.

The Opex estimate is based on historical test work and engineering input and is expected to have an accuracy of ±10 to ±15%. The base currency is in United States Dollars (USD).

A base date of Q1 2014 is applicable to the processing plant operational costing estimate.

21.3.1.3	Exclusions

The following are specific exclusions from the process plant operating cost estimate:

All owner’s budget costs, head office, administration charges, payroll, marketing, training, medicals etc.

Insurance

Contributions to social programs, rehabilitation funds, environmental monitoring and conformance to environmental requirements

No allowance is made in the operating cost estimate for ramp-up of fixed costs prior to the start of hot commissioning – i.e. on-boarding of operating personnel etc.

Product off take agreement costs / penalties

Waste rock handling

Site closure and rehabilitation

Final product Transport, marketing and sales agreement costs

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

All VAT, import duties and / or any other statutory taxation, levies; and

All costs associated with grade control, blending and stockpile management

21.3.1.4	Processing Plant Operational Costs Inputs

Labour

The cost for labour was determined based on a labour cost model derived using information from the owner’s team.

Laboratory

Laboratory costs were included on the basis that an on-site laboratory will be provided and managed by an external company. A cost for the required analysis was obtained from the external company.

Consumables

The consumption figures used in determining the operating cost estimate are based on mass balancing, vendor specifications, and test work data as captured in the AGM Phase 1 PDC. The reagent and grinding media costs used in the operating cost estimate is based on supply rates obtained from the DRA database which contains recent quotations from reputable reagent suppliers to Western Africa. Provision was made for clearance charges and taxes that may be incurred. All reagent costing were based on deliveries to site being made ex Tema.

The replacement frequency for crusher and mill liners were based on a combination of abrasion index test work data and vendor information on pricing.

Power

A power rate of $0.18/kwh was used, and is based on ex GridCo.

The mill power draw was determined using the specific SAG and Ball milling indices for the different ore types. This resulted in accurate mill power draw estimates for the specific ore being treated.

The power consumption for the remainder of the mechanical equipment was estimated from the installed power values presented in the AGM Phase 1 MEL, with utility factors applied to reflect the expected operating power draws as calculated during the equipment sizing process.

The predicted unit cost per kWh was then used to calculate the relevant cost per tonne of ore treated.

Approximately 60% of the power cost lies in the comminution circuit.

Maintenance

The maintenance cost estimated is based on pricing received from the equipment suppliers for operating, electrical, instrumentation, and valve spares for large critical equipment.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

General and Administration

The cost included under general and administration is an allowance for tailings storage facility management, as received from an external vendor for the AGM Phase 1 project.

21.3.2	AGM Phase 2

21.3.2.1	Summary

Operating costs have been determined for the operating scenarios relating to the treatment of a maximum of 3.8 Mtpa of Obotan ore and a maximum of 5 Mtpa of Esaase ore with the provision of optimising the different ore feeds to either the whole ore leach, or flotation circuits. The following estimate includes all direct processing costs associated with producing gold doré from ROM ore.

(Table 21-5) below summarises the estimated annual operational costs for AGM Phase 2 processing plant.

Table 21-5: AGM Phase 2 Processing Plant Operational Cost Estimate

	LOM Total	Fixed Total	Variable Total
Labour	$32 127 199	$32 127 199	$0
Laboratory	$13 794 012	$10 345 509	$3 448 503
Consumables	$465 400 063		$465 400 063
Power	$491 626 118		$491 626 118
Maintenance	$53 378 713		$53 378 713
General and Administration	$45 862 913		$45 862 913
Total	$1 102 189 018	$42 472 708	$1 059 716 310
Unit cost per tonne	$11.70	$0.45	$11.25

(Figure 21-2) illustrates the plant operational cost estimate split for the LOM for AGM Phase 2.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 21-2: Phase 2 AGM Gold Processing Plant Operational Cost Breakdown

21.3.2.2	Basis of Processing Plant Operating Cost Estimate

Operating costs have been determined for the operating scenarios relating to the treatment of a maximum of 3.8 Mtpa of Obotan ore and a maximum of 5 Mtpa of Esaase ore with the provision of optimising the different ore feeds to either the whole ore leach, or flotation circuits.

The Opex estimate is based on historical and current test work and engineering input and is expected to have an accuracy of ±10 to ±15%. The base currency is in United States Dollars (US$).

A base date of Q1 2014 is applicable to the CIL plant consumables costing estimate, while a base date of Q4 2014 is applicable to the flotation plant consumables costing estimate.

21.3.2.3	Exclusions

As per Section 21.3.1.3.

21.3.2.4	Processing Plant Operational Costs Inputs

Labour

The cost for labour was determined based on a labour cost model derived using information from the owner’s team.

The labour cost model for Phase 2 of the project takes into account the possible reduction in personnel requirements based on synergies between the AGM Phase 2 and Phase 1.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Laboratory

Laboratory costs were included on the basis that an on-site laboratory will be provided and managed by an external company. A cost for the required analysis was obtained from the external company.

Consumables

The consumption figures used in determining the operating cost estimate are based on mass balancing, vendor specifications, and test work data as captured in the AGM Phase 2 PDC. The reagent and grinding media costs used in the operating cost estimate is based on supply rates obtained from the DRA database which contains recent quotations from reputable reagent suppliers to Western Africa. Provision was made for clearance charges and taxes that may be incurred. All reagent costing were based on deliveries to site being made ex Tema.

The replacement frequency for crusher and mill liners were based on a combination of abrasion index test work data and vendor information on pricing.

Power

A power rate of $ 0.18/kwh was used, and is based on ex GridCo.

The mill power draw was determined using the specific SAG and Ball milling indices for the different ore types. This resulted in accurate mill power draw estimates for the specific ore being treated.

The power consumption for the remainder of the mechanical equipment was estimated from the installed power values presented in the AGM Phase 2 MEL, with utility factors applied to reflect the expected operating power draws as calculated during the equipment sizing process.

The predicted unit cost per kWh was then used to calculate the relevant cost per tonne of ore treated.

Maintenance

The maintenance cost estimated is based on pricing received from the equipment suppliers for operating, electrical, instrumentation, and valve spares for large critical equipment.

General and Administration

The cost included under general and administration is an allowance for tailings storage facility management, as received from an external vendor for the AGM Phase 2 project. The cost allowed for tailings management fees was based on a common TSF being used in Phase 2.

21.4	Mining Operating Cost Estimate

Mining operating costs are discussed in Section 16.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

21.5	AGM General and Administration

The G&A costs for the project were compiled by Asanko. The G&A costs for the AGM LOM are presented in the table below:

Category	LOM (US$ millions)	LOM $ / oz
Labour	127	27
Office costs	25	5
Travel & Transport	18	4
Insurance	36	8
Security	12	3
Camp Costs	23	5
Social projects	10	2
Other	4	1
Total	256	55

G&A labour costs exclude process labour costs which are included in the processing cost estimate

Office costs include Accra head office costs, consulting fees and mine office costs

Travel and transport includes on-site bussing, local, regional and international air travel and light vehicle costs

Insurance includes all insurance associated with general liability, property and business interruption

Security incudes security costs associated with both mining operations and the central metallurgical complex

Camp costs include all costs associated with housing and feeding the owners team as well as grounds maintenance and associated costs

Social projects include allocations based on production to discretionary social projects.

21.6	Operating Cost Summary

The average cash operating cost is estimated at US$645 and US$670 per ounce for Phase 1 and Phase 1&2 respectively (Table 21-6), which is competitive on a global comparison. All-In-Sustaining Costs (“ASIC”) are US$781 and US$798 per ounce.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs.

Table 21-6: Cash Operating Costs (USD per oz)

Description	Phase 1	AGM (Phase 1&2)
Ore mining	348	368
Processing	210	243
General and administrative	83	55
Refining	4	4
Cash Costs	645	670
Royalties	65	68
Sustaining and deferred capex	19	23
Corporate Overhead	35	24
Interest on Project Debt	17	13
All-in sustaining cash costs	781	798

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

22	ECONOMIC ANALYSIS

The economic analysis is based on the results of financially modelling and forecasting future cash flows.

Values shown are rounded to an appropriate level; all financial values shown in this report are stated in United States Dollars (US$). All returns shown are post-tax and applicable royalties. Corporate taxes in Ghana are 35%.

Table 22-1 Summary of economic analysis for the AGM (Phases 1 & 2)

AGM (Phases 1 & 2)	NPV (5%) US$ (millions)	After Tax IRR (%)	2018 – 2021 After-Tax FCF (US$ millions)	LoM After-Tax FCF (US$ millions)
Downside Case - US$1,150/oz	476	20	702	1,343
Study Basis - US$1,300/oz	770	27	848	1,739
Upside Case - US$1,500/oz	1,149	36	1,043	2,276

Synergies and Savings

A total of US$147 million has been identified in NPV savings, US$92 million in LoM synergies compared to the standalone development option for Esaase, with a further US$55 million of savings in corporate overheads, which have already been achieved following the merger with PMI Gold.

The integration of the 5Mtpa flotation plant at Obotan realizes a capital saving of US$80 million when compared to the standalone Esaase plant and associated infrastructure (May 2013 Pre-Feasibility Study announcement), which is comprised of:

●	Process Plant: The process plant design and therefore all the major equipment remains the same, however there are some savings in electrical reticulation, water supply and fire suppressions systems where the expanded plant can leverage off the infrastructure in place for Phase 1. Combined capital savings in the process plant equates to US$4 million;

●	Infrastructure: A significant saving of US$64 million in infrastructure will be realized. These savings include a shared and expanded tailings storage facility (US$23 million), utilization of the current power supply line being constructed for Phase 1 (US$7 million), buildings such as workshops and offices (US$7 million), civils works and plant terraces (US$7 million) and savings in construction accommodation and facilities (US$9 million). This saving includes approximately US$10 million in front end materials handling which is required to facilitate the ore handling flexibility and enable the cross feeding of any ore source to either plant; and

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

●	Indirect Costs: Capital saving in camp costs, additional vehicles, reductions in crop compensation etc. accounts for a further US$12 million.

An overland conveyor has been chosen as the ore transport method with a low operating cost of US$0.71 per tonne. The conveyor represents the most optimal method when compared to the various other options that were reviewed including trucking, rail or piping. Although the capital cost of the conveyor is significant, this is more than offset by the other savings that have been achieved, as well as its low operating costs, providing a net capital saving of US$17 million compared to the standalone 2013 PFS for Esaase.

Table 22-2: AGM Phase 2 Capex Details

Installation Capex (US$m)	Phase 2 Expansion	Change from May 2013 PFS

Front end & materials handling	30	(11)
Process Plant	83	4
Infrastructure	30	76
Owners Team and G&A	38	11
Conveyor	62	(62)
Sub-Total	243	18
Contingency	27	(1)
Total	270	17

A number of operating cost savings will also be achieved through the incremental development of Esaase which, combined with the overland conveyor, will place the Asanko Gold Mine in the industry’s lowest cost quartile with All-in-Sustaining Costs (“AISC”) of US$798 per ounce. These include:

●	Shared mine overheads

●	Integrated processing of Obotan and Esaase ores that realize recovery and/or cost benefits

●	Shared corporate overhead over a larger number of production ounces

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Figure 22-1 : NPV Build-up of Phase 2 Expansion

22.1	Cash Flow Model

The forecasted annual cash flows, based on a US$1,300/oz gold price and after taxes and applicable royalties, are laid out below:

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 22-3: Annual Cash Flows

Annual Calender Cash Flows	Unit	LOM	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Ore mined	000t	94,212	—	230	3,704	5,623	8,321	8,846	9,793	8,154	9,004	8,360	7,597	7,357	7,910	7,325	1,988
Operational waste mined	000t	403,600	—	—	19,325	27,205	31,850	39,813	45,591	46,892	44,390	37,719	40,665	35,686	23,641	8,923	1,900
Strip ratio		4.28	—	—	5.22	4.84	3.83	4.50	4.66	5.75	4.93	4.51	5.35	4.85	2.99	1.22	0.96
Ore milled	000t	94,212	—	—	3,000	3,400	8,150	8,225	8,600	8,800	8,802	8,774	8,473	8,498	8,398	8,000	3,092
Grade	g/t	1.71	—	—	2.15	1.85	1.97	1.92	1.68	1.73	1.37	1.63	1.57	1.58	1.56	1.66	2.26
Recovery	%	90.9%	—	—	88.1%	90.9%	89.5%	90.7%	89.8%	91.2%	90.0%	91.6%	89.9%	90.1%	91.9%	92.4%	96.6%
Gold production	oz	4,694,946	—	—	182,428	183,658	460,817	461,502	416,285	446,364	349,190	419,931	385,298	389,780	387,983	395,090	216,620

Gross Revenue	US$’000	6,103,429	—	—	237,157	238,755	599,062	599,952	541,171	580,273	453,947	545,910	500,888	506,714	504,378	513,617	281,607
Mining Cost	US$’000	1,716,860	—	—	75,838	93,139	125,289	153,349	170,478	184,484	154,297	154,207	159,644	178,067	149,365	99,967	18,735
Milling Cost	US$’000	1,128,948	—	—	39,096	45,393	90,019	89,586	95,687	94,468	106,935	106,371	106,081	107,976	109,515	102,184	35,639
G&A	US$’000	256,042	—	—	15,502	14,540	21,111	20,256	19,729	21,335	18,488	23,562	25,260	24,206	22,981	25,390	3,683
Total Cash Operating Costs	US$’000	3,101,850	—	—	130,436	153,071	236,419	263,192	285,893	300,287	279,720	284,139	290,984	310,249	281,862	227,541	58,058
Refining costs	US$’000	19,531	—	—	759	764	1,917	1,920	1,732	1,857	1,453	1,747	1,603	1,621	1,614	1,644	901
Royalties	US$’000	305,171	—	—	11,858	11,938	29,953	29,998	27,059	29,014	22,697	27,296	25,044	25,336	25,219	25,681	14,080
Taxes	US$’000	642,979	—	—	—	—	40,070	65,867	36,871	57,090	44,322	74,998	58,020	53,506	63,566	86,383	62,287
Net income	US$’000	2,033,899	—	—	94,104	72,982	290,703	238,976	189,616	192,026	105,755	157,731	125,237	116,002	132,117	172,368	146,281

Sustaining Capital Costs	US$’000	157,902	—	—	—	—	12,298	23,524	19,214	10,024	28,744	6,083	22,892	4,078	4,078	4,078	22,888
Project Capital costs	US$’000	565,074	93,243	186,486	195,410	89,935	—	—	—	—	—	—	—	—	—	—	—

Net Cash Flow	US$’000	1,310,922	(93,243)	(186,486)	(101,306)	(16,952)	278,405	215,452	170,401	182,003	77,011	151,648	102,344	111,924	128,039	168,290	123,393
NPV 5%	US$M	770
IRR		27%

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Key Sensitivities

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price (Table 22-4).

Table 22-4: Key Sensitivities

	NPVs at various Discount Rates (US$M)
Price US$ Gold/oz	3%	5%	6%	7%	8%	IRR
1,100	497	378	328	282	241	17.34%
1,200	725	574	510	452	399	22.57%
1,300	952	770	692	621	557	27.33%
1,400	1,180	965	873	790	714	31.73%
1,500	1,407	1,160	1,054	958	871	35.89%
1,600	1,634	1,355	1,235	1,127	1,029	39.87%

Other significant sensitivities, identified as installation capital, operating costs, feed grade, taxation and process recovery were evaluated and presented as a tornado plot (Table 11).

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 11: Tornado Plot of Various Parameters

	Flex	Positive Case	Negative Case
Process recovery	1%	13,094	(13,094)
Taxation	2.5%	28,934	(28,934)
Discount	1%	86,537	(78,132)
Feed grade	1%	11,909	(11,909)
Selling price	US$100	195,131	(195,484)
Operating cost	3%	44,936	(44,887)
Capex	10%	36,590	(36,686)

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

23	ADJACENT PROPERTIES

Properties adjacent to the Asanko Gold Project area and tenements are shown below in (Figure 23-1). The Asanko properties are shown in bright red and are named. The property listing is shown in (Table 23-1). These properties are all located within the Kumasi basin, and share similar underlying deformed siliciclastic metasediments as the primary rock type. None of these adjacent properties host mineral resources that are NI 43-101 compliant.

Table 23-1: Adjacent Property Listing

Tenement / PL Number	Tenement Owner
137	Tropical Minerals Co. Ltd
91	Moseaso Co. Ltd
155	Joam Enterprise Ltd
169	Rock and Rivers
19	AngloGold Ashanti
234	Triple Key Co. Ltd
150	Romex
138	U & N Ltd
145	Westminister
257	Star Gold Ltd

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

175
138
257
Sky Gold Area "B"
231
145
Sky Gold Area "A"
231
137
Mpatoam
Esaase
Mepom
Sky Gold Area "D"
Jeni River
Dawohodo
91
Sky Gold Area "C"
137
138
138
Abore
66
311
291
Mmocho
Besease
Adubea
155
Midlands
Kaniago
1
191
Abirem
Gyagyetreso
Kaniago
88
Datano
Datano
169
180
150
130
Aniefiso
New Obuase
180
130
88
234
234

Figure 23-1: Properties Adjacent to the Asanko Gold Project Area and Tenements

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

24	OTHER RELEVANT DATA AND INFORMATION

All relevant data and information has been reported in other sections of this report.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

25	INTERPRETATIONS AND CONCLUSIONS

25.1	General

The DPP is an economically viable plan for Phase 1 of the AGM which has been approved by the company’s board of directors and is under construction.

Based on the positive outcome of this AGM Phase 2 PFS, it is recommended that a Definitive Feasibility Study (DFS) be undertake. At the time of writing, the Phase 2 DFS as commenced, following expenditure approvals by the Company’s board of directors totalling $2.6 million. It is expected that the DFS will be complete in Q2 2016.

25.2	Risks

25.2.1	General

A risk assessment has been conducted as part of the study to generate a risk register for on-going risk management with respect to the Project. The risk assessment was conducted for Phase 1 only and included mining, processing, approvals and environmental, financial, social, infrastructure and corporate issues.

The risk assessment identified a total of thirty two risks. The break down of risks to their ranking level is shown in (Table 25-1).

Table 25-1: Asanko Gold Mine-Phase 1 Project Risk Ranking

Risk Ranking	Number of Risks Identified
Priority Action	8
Attention	15
Moderate	8
Low	1
Total	32

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Table 25-2: Asanko Gold Mine-Phase 1 Project Risk Category

Risk Category	Number of Risks Identified
Corporate	12
Financial	7
Approvals	3
TSF	3
OH & S	2
Process	2
Mining & Geology	2
Infrastructure	1
Total	32

The initial risk profile indicated that Asanko should focus on securing the approvals for water discharging. EIS and its Mining Licence. All approvals are now in place for the development of the project. As with any project at the development phase, there was a strong emphasis on financial and control issues and Asanko understood the importance of developing a robust team to oversee the scheduling of the different phases.

The residual risk analysis showed that, after treatment strategies were applied, there was a significant improvement in the risk profile. The priority action risks were reduced from eight to four.

Asanko has focused on the pre-implementation risks and removed them from the risk register. These included funding the permitting issue. The ongoing risks are mainly construction and operational issues and are mainly in the corporate category. Asanko will continue to conduct on-going risk assessments addressing the project risks, and to integrate the findings with this work, to ensure a consistent risk management strategy.

25.3	Resource Estimates and Exploration

25.3.1	Nkran

The lithological and structural controls on mineralisation on the complex Nkran deposit have been documented and understood through the re-logging of 35 DC drill holes conducted by Asanko.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The controls identified correlate well with limited historic data available from previous mining operations and partially explain the complexities that were little understood, but recognised by the previous operators.

Five phases of deformation can be recognised, and linked to regional events, 3 of which are important gold mineralisation events. The structural evolution of the deposit controls the location and orientation of the lithological units, which play a key role in the location, orientation, plunge and distribution of economic mineralisation within Nkran.

The key economically important units within the Nkran deposits consist of the 5 main controlling structures, the Broad Sandstone Domain and the 2 Granite Domains.

Seven geological domains have been identified and built based upon the data, which correlate well with the historic pit maps and grade control data which incorporate 85% of the grade data. Within these domains separate geometric controls control the grade orientation.

The Nkran mineral resources satisfy the requirements for measured, indicated and inferred mineral resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of mineral resources and reserves.

The MRE for Nkran indicates reasonable prospects for economic extraction.

25.3.2	Adubiaso

Gold distributions show east dipping 30o to 85o mineralised structures of up to 70m in dip extent. These quartz veins have a generally flat plunge in the plane of the shear zone, average 1 to 3m in thickness (at a 0.5 g/t Au cut-off) and appear to have a separation of approximately 10m vertically.

Dextral northeast to southwest offsets are noted in the lithology and mineralisation distributions, and these are represented by faults termed “C-shears”.

The amount of offset noted varied in each geological unit. The gold mineralisation and phyllite contacts show the most offset, whilst the porphyry intrusive exhibits the least.

The geological domains have been subset into; main (ASZ shear zone), HW and FW areas to discriminate between where the east dipping mineralised structures are isolated (HW and FW), or prevalent in the main shear zone (ASZ).

Apparent vertical continuity is implied by the ASZ grade distribution, and this is reflected in previous grade shells that are sub-vertical. There is a clear lack of vertical continuity in the HW and FW domains, and it is recommended that any grade selection methodology within the 0.3 g/t Au domains use the east dipping control.

The Adubiaso MRE indicates reasonable prospects for economic extraction.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CJM utilising its own quality control measures, has established that the diamond drilling and subsequent sampling is representative and free of any significant biases or other factors that may materially impact the reliability of the drilling, sampling and analytical results.

Further deep drilling will be required to establish a potential underground operation and Mineral Resource at Adubiaso.

The need for a centralised database was recognised in the earlier study and has now been implemented.

25.3.3	Abore

Building of the three-dimensional lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological / structural relationships not previously possible.

Previously resource modelling by PMI, through consultants SRK did not capture the geological understanding required to adequately domain the resource model.

There are at least two, and potentially three, phases of mineralisation that can be recognised at Abore. Mineralisation is effectively constrained to the granite, with the overall trend of mineralisation at Abore parallel to sub-parallel to that of stratigraphy.

The dominant phase of mineralisation at Abore is hosted in shallow west-dipping 1 to 10 cm thick quartz vein arrays which have developed primarily along the eastern margin of the granite contact and the sandstone wacke dominated stratigraphy.

The plunge of the oreshoots can be interpreted as gently to the northwest and gently-plunging shoots to the southwest. The later, appears to be the most continuous and are likely related to the fault intersections with the granite. The northeast plunging shoots can be explained from vein orientation data. Two dominant vein trends are observed being; a) veins parallel to bedding, and b) gently-dipping extension veins. Importantly the line of the intersection between the two vein sets is the same orientation as the grade defined in the oreshoots which plunge gently to the northeast.

The Abore mineral resources satisfy the requirements for measured, indicated and inferred mineral resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of mineral resources and reserves.

The MRE for Abore indicates reasonable prospects for economic extraction.

25.3.4	Dynamite Hill

The litho-structural model has been developed with an understanding that an indicator approach will be required to capture the continuity of the high-grade mineralisation 3D litho-structural model for the Dynamite Hill Deposit.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The model captures the current understanding on the geology, structure and controls of mineralisation, providing a framework for the development of indicator domains and resource estimation.

The modelling approach honours fault kinematics, drill hole geological information, lithology geometry and structural data. Building of the 3D lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological / structural relationships not previously possible.

Development of the Dynamite Hill model has also drawn on the geological information gained through the development of the litho-structural models for the Nkran, Adubiaso, Asuadai and Abore deposits. The Dynamite Hill model captures a detailed understanding of the geometry and controls of mineralisation required for the development of a robust resource estimate.

The geological model supports the distribution and controls of the mineralisation.

The Dynamite Hill mineral resources satisfy the requirements for measured, indicated and inferred mineral resource categories as embodied in the NI 43-101 Canadian National Instrument for the reporting of mineral resources and Reserves.

The MRE for Dynamite Hill indicates reasonable prospects for economic extraction.

25.3.5	Asuadai

The approach and methodology used for the development of the litho-structural model is consistent with what has previously been completed for the other deposits as part of the AGM Phase 1 Project

The modelling approach honours fault kinematics, drill hole geological information, lithology geometry and structural data.

Building of the three-dimensional implicit lithological models significantly reduces modelling times from more traditional methods and allows the capture of complex geological / structural relationships not previously possible.

Development of the Asuadai model has also drawn on the geological information gained through the development of the litho-structural models for the Nkran, Adubiaso and Abore deposits.

Previously resource modelling by PMI, completed by SRK used a Leapfrog® grade interpolant to develop a model (domains) used to constrain mineralisation which has created “grade shell disks”. It is considered that this is not representative of the controls and geometries of mineralisation for the Asuadai Deposit based on the current geological and structural understanding.

The geology of Asuadai is similar to that of the Nkran (and Dynamite Hill) Deposit. Both desposits are situated on a 020o trending jog on a regional 040o trending structure. The deposits are characterised by siltstones (phyllites) dominant on the western margin and sandstone dominant on the eastern portion of the deposit.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

The Asuadai Deposit is relatively complex with a number of controls of mineralisation which influences the geometry of the mineralisation. Two distinct styles of mineralisation can be recognised which include: a) steep ductile type mineralisation and b) shallow dipping quartz veins.

The Asuadai mineral resources satisfy the requirements for measured, indicated and inferred mineral resource categories as embodied in the NI43-101 Canadian national instrument for the reporting of mineral resources and reserves.

The MRE indicates reasonable prospects for economic extraction.

25.3.6	Esaase:

The Esaase Project MRE indicates reasonable prospects for economic extraction.

The Esaase Gold Project Mineral Resources satisfy the requirements for Measured, Indicated and Inferred Mineral Resource classification as embodied in the September 2012 NI 43-101.

25.4	Mining

Mineral Reserves have been calculated based on standard and conventional mining methodologies as described in Section 15.

25.5	Processing

The Phase 2 PFS investigated the optimal process plant design for co-processing material from all of the AGM deposits, including Esaase, in two discrete process circuits utilizing the current AGM Phase 1 gravity-CIL and the gravity-flotation-CIL circuit as per the Esaase PFS.

For AGM Phase 1, the process design pertains to the Fresh ore test work in the metallurgical test work conducted at ALS in 2012, data from the historical plant operations under Resolute’s management and variability testing conducted at SGS Booysens, under management of DRA, in early 2015. The historical recoveries of approximitaly 93% from the treatment of a predominant Oxide feedstock with a smaller portion of Fresh ore give a reflection of the reagent consumption rates and power data from this ore blend. Testing of variability between the Nkran, Adubiaso, Abore, and Dynamite hill pits on Fresh, Transition and Oxide ore was conducted at SGS Booysens and results showed there is little variation between the pits and ore types except for the Adubiaso pit. However the bulk of the mine plan is comprised of Fresh material from Nkran.  Samples of the different ore zones from the Dynamite Hill ore body were tested at Metallurgy Limited (Perth) in March 2014. The results were comparable to previous testing on Obotan ores and also did not exhibit variation in gold recovery.

The process plant design utilises a conventional gravity-CIL flow sheet with low technical risk. The design to a large degree reflects the flowsheet of the process plant that had previously successfully operated at Obotan under Resolute. The only differences in design can be summarized as follows:

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Material handling difficulties when treating oxide ore have been taken into consideration in the design of the crusher circuit and stockpile reclamation system

Cognisance has been given to the increasing competence of the ore at depth, with a higher power input allowed for in the comminution circuit design. DRA has applied the comminution test results to check the sizing of the SAG and ball mill. The DRA mill sizes are marginally smaller compared to the GRES mill sizes which shows that conservatism was applied when the mills were procured before the implementation of the project

The CIL circuit includes allowance for oxygen addition which has proven to be beneficial when treating Fresh ore

A cyanide detoxification circuit and a treatment plant for the removal of Arsenic when there is excessive water retuned from the tails storage facility, has been included

The AGM Phase 2 process design, completed by DRA, pertains to the metallurgical test work conducted on Esaase Oxide, Transition and Fresh ore in Phase 5 and Phase 6 testing as well as the results of testing conducted at ALS as part of the AGM Phase 2 Integration PFS study in 2015 which included gravity, flotation and leach testing on blends of Esaase Oxide, Transition and Fresh ore and Nkran Fresh ore.  In the AGM Phase 2 Integration test programme final undiscounted recoveries ranged between 87% to 93%. The AGM Phase 2 process plant design includes a conventional gravity-CIL flow sheet as per the AGM Phase 1 design with the addition of a gravity-flotation-concentrate leach CIL circuit. The gravity-flotation-CIL circuit will treat blends of Esaase (Oxide, Transition and Fresh ore) and Nkran (Fresh and Transition) ore.

25.6	Economic Outcomes

The key driver of project value is the gold price. Under the base case zero pre-tax NPV is reached only if prices fall by nearly 30% from the base case price of US$1,300 per ounce. This suggests that the project is relatively robust and significant reductions in gold price are required to endanger the project.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

26	RECOMMENDATIONS

26.1	Geology

26.1.1	Nkran

There is a significant portion of mineralisation in the central part of the Nkran deposit which is located outside the current litho-structural domains. The geological and grade models need further investigation to establish if the relationship can be optimally constrained.

26.1.2	Adubiaso

The Secondary Mineralisation outside the main litho-structural domains requires further investigation to establish the additional potential and the relationship with the main mineralisation.

26.1.3	Abore

The development of a litho-structural model has delivered a significant improvement in the geological and structural understanding for the Abore Deposit. Continued application of the geological understanding will improve the resource estimate, supporting the controls and geometries of mineralisation.

Validation of the weathering surfaces for the purpose of the Abore litho-structural model the weathering surfaces generated by SRK were used. It is recommended that the understanding of these weathered surfaces needs more attention in terms of variations to densities which will influence tonnages and ounce estimates.

26.1.4	Dynamite Hill

The litho-structural model is dynamic and captures the current geological and structural understanding. It is important that this model is continually developed and improved with increasing geological knowledge.

The Dynamite Hill model is currently under review, utilising all available geological data. In particular geotechnical data previously not available requires integration.

Further work is recommended in development and hard domaining of the TNT and Nitro shears which was not completed as part of this scope of work. This would require detailed structural logging of the diamond drill core and further mapping of the exposures.

26.1.5	Asuadai

This geological and structural model should be dynamic and continue to evolve with improved understanding of the Asuadai Deposit. It is recommended that any re-logging of the Asuadai Deposit use this model as a framework to test and

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

confirm the interpretation. Changes in the interpretation should be captured in this geological model.

26.1.6	Esaase

It is recommended to use the IK methodology as a template to redefine the mineral zones and to build new wireframes taking into consideration the lithological pattern.

It is also recommended to conduct petrographical studies than can help to better understand the mineralisation of the ore body.

26.1.7	General

The development of structural, geological, geotechnical and grade models should be an integrated work-stream in which significant input is provided by the local geological teams, in collaboration with the Mineral Resource Geologist.

The geological database needs to be revalidated and checked with respect to consistent rock and litho codes. This needs to be supported with an approved geological legend and geological atlas.

26.2	Mining

26.2.1	Pit Dewatering

Incorporate an ongoing geotechnical program to benefit from new data collection opportunities, (logging, mapping), updating the geotechnical models with this new information and flag changes in risks and opportunities to the operation.

Review geochemistry on site to determine any waste rock characteristics, which may require additional treatment.

26.3	Processing

26.3.1	Process Design

No further recommendation are made with regards to the process design.

26.4	Geotechnical

Geotechnical investigations undertaken at the plant site indicate that the location is suitable for the proposed infrastructure and associated loading conditions for Phase 1 and Phase 2.

No further recommendation are made with regards to the Geotechnical design.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

26.5	Water Supply

The boreholes should be dipped on a monthly basis and reported on a quarterly basis in order to detect ground water level trends as early as possible. This should be used in the potable water treatment process design.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

27	REFERENCES

27.1	Legal and Title

Kimathi and Partners, July 2014. Root to Title Report for the Asanko Gold Mine. Internal Asanko document.

27.2	Geology

Gleeson, P, March 2012. SRK Technical Report Obotan Gold Project Mineral Resource Estimation - Update March 2012– Obotan Project, Ghana, 272 pp

Gleeson, P, April 2011. SRK Report on Sampling Procedures and Protocols – Obotan Project, Ghana

Griffis, R A, Baring, K, Agezo, F L and Akosah, F K, 2002. Gold deposits of Ghana; pp 154–159 and 194 – 200

Isaaks, E H and Srivastava, R M, 1989. An Introduction to Applied Geostatistics, Oxford University Press, New York

Junner, N R, 1932. The geology of the Obuasi goldfield, Gold Coast Geological Survey Memoir 2, Accra, 66 p

Junner, N R, 1935. Gold in the Gold Coast, Gold Coast Geological Survey Memoir 4, Accra, 67 p;\

McCuaig, C and Williams, P, 2002. Review of structural controls on mineralisation and regional prospectivity of the Obotan project, Ghana, report compiled by SRK Consulting for Resolute–Amansie Limited, 53 pp

Mensah, E Kwasi, Barrister and Solicitor, 2010. Tenement Report on the Mineral Rights Held under the Laws of Ghana by PMI Gold Corporation, 8 December 2010;

Resolute–Adansi. 1995 Nkran Project Resource –Reserve Report

Siddorn, J and Lee, C, 2005. Structural Geology of the Ashanti II Concessions, Southwest Ghana, report compiled by SRK Consulting for PMI Ventures Ltd., 78 pp

Spiers, R, 2011. Technical Report: Obotan Mineral Resources Estimation and Ashanti II Gold Projects, Ghana, amended and restated Technical Report submitted by PMI Gold Corporation to the TSX, and lodged on SEDAR, 226 pp

Asiedu, D.K., Asamoah Sakayi, P., Banoeng Yakubo, B., Dampare,S.B., Osae, S., Manu, J., andNyarko, B.J.B.. (2004) Geochemistry of Paleoproterozoic metasedimentary rocks from the Birim diamondiferous field, southern Ghana: Implications for provenance and crustal evolution at the Archean-Proterozoic boundary. Geochemical Journal vol 38, pp. 215-228

Central Intelligence Agency – World Factbook: www.cia.gov/library/publications/the-worldfactbook/ geos/gh.html

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Davis, D.W., Hirdes, W., Shaltegger, E., and Nunoo, 1994, U-Pb age constraints on deposition and provenance of Birimian and gold-bearing Tarkwaian sediments in Ghana, West Africa, Precambrian Research, v.67, pp.89-107

Eisenlohr, B.N. (1989), The structural geology of Birimian and Tarkwaian rocks of southwest Ghana. Rep. Arch. BGR, 66pp

27.3	Geotechnical

SRK (June 2012). Obotan Gold Project – Mining Geotechnics Feasibility Study Summary Report

Knight Piésold Consulting (2011). Obotan Gold Project – Preliminary Groundwater Assessment

George Orr Associates (GOA) 1997 “Obotan Gold Project, Ghana – Adubiaso – Assessment of Ground Conditions Influencing Pit Wall Conditions and Excavation Requirements, and Recommended Pit Wall Designs”

SRK (2004) - Williams and McCuaig – available data presents a structural assessment of gold mineralisation. Some information on major geological structures can be inferred from the referenced mapping

Hellman and Schofield (2010) – available NI 43-101 report reflecting the project status earlier in the Adansi Gold resource drilling project

SRK (2011) – Gleeson – available data presents status of geological studies following a site visit early in 2011

Soil and Rock Engineering (SRE) 1995 “Obotan Gold Project, Pit Slope Stability Assessment of the Nkran Hill Deposit, Geotechnical Investigation”

SEMS Technical Services (SEMS) 2011 - Mining scoping study, Obotan Gold Project Ashanti Region Ghana

Resolute (2000) - Stage 1 Underground scoping memorandum

RSG (2007) - Underground mining scoping study

SRK (2005) - Final Appraisal of the Ashanti II Deeps Gold Project Concessions, Ghana West Africa – report providing an assessment of the project Fair Market Value

Dunlop (1995) - Obotan Gold Project - Mining Feasibility Study for Adansi Resources Ltd.

Laubscher, D.H. (1990). A geomechanics classification system for the rating of rock mass in mine design. Journal of the South African Institute of Mining and metallurgy, Vol 90, No 10, pp 257-273

Read, J (2009). Guidelines for Open Pit Slope Design. (Ed: Read, J and Stacey, P) CSIRO Publishing, Australia 496pp

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

Haines, A. and Terbrugge, P. J. (1991). Preliminary estimation of rock slope stability using rock mass classification systems. 7th International Conference on Rock Mechanics Proceedings, Volume 2 pp 887 – 892. Aachen, Germany

Rocscience (2002). Dips Version 5.0 User’s Manual. Rocscience Inc. Toronto

Rocscience (2002). Slide© Version 5.0 User’s Manual. Rocscience Inc., Toronto

27.4	Processing

Obotan Gold Project Feasibility Study, Lycopodium Pty Ltd, Job No. 895, July 1995

Metallurgical Test work on Composite Samples from Ghana, Oretest Pty Ltd, Job No. 7051 February 4th, 1997

Metallurgical Test work on Composite Samples from Ghana - Batch 2, Ore test Pty Ltd, Job No. 7145, December 3rd, 1997

Metallurgical Test work on Composite Samples from the Nkran Gold Deposit in Ghana, Oretest Pty Ltd, Job No. 7690, July 17th, 1998

Comminution Tests, Obotan Project”, Amdel Ltd, Job No. N036C099, April 1999

Metallurgical Test work conducted upon Primary Ore Samples from the Nkran Gold Deposit for Resolute Limited, Ammtec Ltd, Report No. A6701, May 1999

Adubiaso Metallurgical Test work, Oretest Pty Ltd, Job No. 7942

Ammtec Ltd, Report No. A7594, March 2001

ALS Ammtec Report No A13906, Metallurgical Test work conducted upon Obotan Ore Samples for Adansi Gold Company (Gh) / GR Engineering Services, February 2012

Obotan Gold Project Pre-feasibility Study, GRES, 11831 0184, February 2012

Pre-Feasibility Test work for the Esaase Gold Project for DRA Mineral Projects, Amdel Pty Ltd, Project No. 3486, May 2013

Amdel Pty Ltd, Addendum to Report N0. 3486

Metallurgical Test work Conducted upon samples from the Esaase Gold Project for DRA Mineral Projects /Asanko Gold Inc, ALS Metallurgy, report No. A15168, March 2014

IMO, Obotan Gold Project, Gold Flotation Test work and Interpretation, Project 5498, May 2014

Metallurgy Pty Ltd, Dynamite Hill Gold Project Test work Report, Project M072, March 2014

SGS South Africa Pty Ltd, Gravity Separation and Cyanidation Test work on Ten Composite Samples from the Obotan Project, Metallurgical Report No 14/522 (Amended), January 2015

Asanko Gold Project Phase 2 Pre-feasibility Study, DRA 2015

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

27.5	Infrastructure

Knight Piésold Consulting (2014). Obotan Gold Project – Tailings Storage Facility Expansion to 78 MT

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

28	CERTIFICATES OF QUALIFIED PERSONS

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CERTIFICATE OF AUTHOR

This Certificate has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a)	Name, Address, Occupation:

Charles Johannes Muller

CJM Consulting (Pty) Ltd

Suite 3, Building 1

Ruimsig Office Estate

199 Hole-in-one Road

Ruimsig, South Africa

Director – Mineral Resources

b)	Title and Effective Date of Technical Report

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report

Effective date: 14th May 2015.

c)	Qualifications

I graduated with a B.Sc. (Geology) degree from the Rand Afrikaans University - Johannesburg in 1988. In addition I have obtained a B.Sc. Hons (Geology) from Rand Afrikaans University in 1994 and attended courses in geostatistics through the University of the Witwatersrand.

I am a Registered Professional Scientist with the South African Council for Natural Scientific Professions, Pr. Sci. Nat. Reg. No. 400201/04.

I have read the definition of “qualified person” set out by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101. My relevant experience, includes 21 years as a mineral resource geologist.

d)	Site Inspection

I visited Esaase project in October 2012 and Obotan projects 1st – 3rd of September 2014

e)	Responsibilities

I was responsible for the following sections: 1.2, 1.3, 1.4, 1.5, 1.6, 1.7, 1.8, 1.9, 1.10, 1.11, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14, 23, 25.3, 26.1, and 27.2.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

f)	Independence:

I am independent of Asanko Gold Mine in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have prior involvement with this project.

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: 29 June 2015

Charles J Muller

Director – Mineral Resources

CJM Consulting (Pty) Ltd

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a.	Name, Address, Occupation:

Thomas Kwabena Obiri-Yeboah

DRA Projects SA (Pty) Ltd, DRA Minerals Park, 3 Inyanga Close, Sunninghill, 2157, South Africa

Senior Mining Engineer

b.	Title and Effective Date of Technical Report:

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report

Effective date: 14th May 2015.

c.	Qualifications

I am a graduate of University of Mines and Technology Tarkwa, Ghana, BSc/Post Graduate Diploma (Mining), 1991/1992, and I have carried out my profession continuously since then. I am a member in good standing of the Engineering Council of South African (ECSA), Registration # 20100340. I have read the definition of “qualified person” set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101. My relevant experience, with respect to the Mining portion of the Obotan Gold Project Feasibility Study Technical Report, includes 20 years in the mining sector covering production, planning and project work. I have been involved in numerous projects around the world with both base and precious metal deposits.

d.	Site Inspection

I have visited the Project site.

e.	Responsibilities

I was responsible for: 1.11, 1.12, 15, 16, 25.4 and 26.2.

f.	Independence

I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

g.	Prior Involvement

I have prior involvement with this project

h.	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i.	Disclosure

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 29 June 2015

Thomas Kwabena Obiri-Yeboah (Pr Eng)

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a.	Name, Address, Occupation

Glenn Bezuidenhout

DRA Projects SA (Pty) Ltd, DRA Minerals Park, 3 Inyanga Close, Sunninghill, 2157, South Africa

Process Director

b.	Title and Effective Date of Technical Report

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report.

Effective date: 14th May 2015.

c.	Qualifications

I am a graduate of Witwatersrand Technicon in Johannesburg, South Africa, National Diploma (Extractive Metallurgy), 1979, and I have carried out my profession continuously since then. I am a Fellow member in good standing of the South African Institute of Mining and Metallurgy (FSIAMM), Membership # 705704. I have read the definition of “qualified person” set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101. My relevant experience, with respect to the Metallurgical portion of the Obotan Gold Project Feasibility Study Technical Report, includes 22 years engineering involvement in 18 mineral processing and mining projects and 13 years of plant operations experience. The most recent gold project that I have completed was Edikan Gold Mine for Perseus, 2011.

d.	Site Inspection

I have not visited the Project site.

e.	Responsibilities

I was responsible for: Sections 1.13, 1.14, 1.15, 13, 17, 25.5, 26.3 and 27.4.

f.	Independence

I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

g.	Prior Involvement

I have prior involvement with this project

h.	Compliance with NI 43-101

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i.	Disclosure

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 29 June 2015

Glenn Bezuidenhout

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a.	Name, Address, Occupation

David Morgan

Knight Piesold Pty Ltd, Level 1, 184 Adelaide Terrace, East Perth, Western Australia, Australia

Managing Director

b.	Title and Effective Date of Technical Report

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report.

Effective date: 14th May 2015

c.	Qualifications

I am a graduate of University of Manchester, (B.Sc. Civil Engineering, 1980), and the University of Southampton (MSc. Irrigation Engineering 1981). I am a memberin good standing of the Australasian Institute of Mining and Metallurgy (Australasia 202216) and a Chartered Professional Engineer and member of the Institution of Engineers Australia (Australia, 974219)

My relevant experience includes Project Director – Akyem Gold Mine, Project Director – Geita Gold Mine, Project Director – Ahafo Gold Mine.

By reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

d.	Site Inspection

I have visited the Project site.

e.	Responsibilities

I was responsible for: Section 18.8

f.	Independence

I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g.	Prior Involvement

I have prior involvement with this project

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

h.	Compliance with NI 43-101

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i.	Disclosure

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 29 June 2015

David Morgan

Managing Director

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a.	Name, Address, Occupation

Doug Heher

DRA Projects SA (Pty) Ltd, DRA Minerals Park, 3 Inyanga Close, Sunninghill, 2157, South Africa

Project Manager

b.	Title and Effective Date of Technical Report

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report.

Effective date: 14th May 2015

c.	Qualifications

I graduated with a B.Sc. Engineering (Mechanical) degree from the University of KwaZulu Natal - Durban in 1992; I am a member of the following professional associations: Registered Professional Engineer with the Engineering Council of South Africa (ECSA – Reg. No. 990333). I have completed gold and other studies as summarized below. I have practiced my profession from 1997 to now. I have read the definition of “qualified person” set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101. My relevant experience, with respect to the Obotan Gold Project Feasibility Study Technical Report, includes 17 years as an engineer and seven years as a project engineer and study manager.

d.	Site Inspection

I have visited the Project site.

e.	Responsibilities

I was responsible for: Sections 1.1, 1.15, 1.16, 1.18, 1.19, 2, 3, 18, 19, 20, 21, 23, 24, 25.1, 25.2, 25.6, 26.4, 26.5, 27.1 and 27.5

f.	Independence

I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

g.	Prior Involvement

I have prior involvement with this project

h.	Compliance with NI 43-101

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i.	Disclosure

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 29 June 2015

Doug Heher

Project Manager

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a.	Name, Address, Occupation

John Stansbury

1st Floor, 267 West Building, 267 West Avenue, Centurion, South Africa

Director, Cresco Project Finance (Pty) Ltd

b.	Title and Effective Date of Technical Report

Asanko Phase 2 Pre-Feasibility Study, National Instrument 43-101 Technical Report.

Effective date: 14th May 2015

c.	Qualifications

B.Sc (Eng) (Ind), University of Pretoria, 1967;

MBA, University of Pretoria, 1970;

B. Proc., University of South Africa, 1996;

LLB, University of South Africa, 2000

I am a member of the South African Institute of Industrial Engineers and am a registered Professional Engineer with the Engineering Council of South Africa. I have worked in the mining and mineral sector for more than 30 years and have been involved in project evaluation at operational, supervisory and final accountability level.

I have read the definition of “qualified person” set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

d.	Site Inspection

I have not made a personal inspection of the Project site.

e.	Responsibilities

I was responsible for: Sections 1.17, 22 and 25.7

f.	Independence

I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2

Our Ref: TGHDP0220

g.	Prior Involvement

I have prior involvement with this project

h.	Compliance with NI 43-101

I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

i.	Disclosure

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 29 June 2015

J S Stanbury. Pr Eng

Asanko Gold Inc
Asanko Gold Mine Phase 2
Pre-Feasibilty Study
Reference: Rev 2